



2007 ANNUAL REPORT


IDT

Dear Fellow Stockholders:

Successful business leaders know how to recognize and respond to challenges and seize opportunities that lie ahead.

This year, IDT faced both challenges and opportunities. The challenges, in particular, were related to our Telecom division, which saw shifting consumer preferences and increased competition combined with false marketing by our competitors resulting in a significant decline in our calling card sales.

Some of the proactive measures we are employing to overcome these challenges include repositioning our Telecom businesses within IDT and combining it with a strong performance-linked incentive compensation plan for our executives. Other measures that have been implemented include the necessary reduction in personnel, which was far more painful.

However, I can't help but feel optimistic as we move forward. This year's challenges have led IDT to become a more disciplined company and more focused on steady growth and predictability. With new members on our management team, we are more efficient and better poised for success. Furthermore, we have taken and will continue to take all necessary action to eliminate the threats of unfair competition, while continuing to implement the necessary strategies to capitalize on shifts in consumer demand.

But my true optimism comes from the wealth of opportunity at IDT. We will continue investing in the appropriate businesses while solidifying our current successes. Historically, we have been successful in niche businesses and by serving under-served populations. IDT will continue using that experience to our advantage.

We have emerged from our recent changes more focused than ever on controlling costs, increasing profitability and providing steady growth and reliability to our stockholders.

We have always been dreamers and continue to dream, but we remain grounded in the reality of what is achievable. This is why I so strongly believe in IDT and I thank you for continuing to believe in us as well.

Howard S. Jonas
Chairman of the Board

Dear Fellow Stockholders:

Fiscal 2007 was a very busy year at IDT. We completed the sale of our Entertainment division, sold our U.K.-based consumer telecommunications business and began the process of addressing significant issues in the calling card industry and in our own Telecom division. It was not an easy year, but we have never shied away from challenge.

Since I joined IDT 12 years ago, we have never had a year that was easy. In periods marked by both positive and negative climates for the telecommunications industry, we strove to grow, to diversify and to find value where others only saw difficulty. It is this approach that has helped us to innovate and create markets, to build and monetize diverse businesses and to succeed where others have failed.

As the telecommunications industry continued to face pricing and other pressures, we diversified both geographically and in our telecom service offerings and entered businesses far from telecom where we saw opportunity. When we saw our calling card business suffer due to unfair practices in the industry, we took action to level the playing field and allow all operators a fair chance to compete. Our efforts in that area have already borne fruit and we are confident that we will continue to impact the way the industry operates to the benefit of consumers and investors.

We have invested approximately $80 million in our aged receivables management operations and we expect that unit to start contributing to our bottom line in a positive way in the coming fiscal year. We believe in our intellectual property and will seek to realize the value that is inherent in it. We see various opportunities in the energy sphere and have several other businesses with promise that we are currently nurturing. We impose strict financial discipline on our evolving business units and require them to deliver on their promises in a timely fashion or we re-direct our resources.

As we begin to emerge from a particularly difficult period for our calling card business, we are focused on building for the future in a responsible manner. We will make quality investments in existing and new businesses that are focused on delivering growth. We will then build on those kernels and our existing infrastructure and personnel and utilize our experience in identifying markets and opportunities. Our primary goal will remain to achieve profitability and deliver consistent and predictable results.

We have made changes to management in both the Telecom division and at the corporate level. We have made painful cuts to personnel in order to control costs and remain nimble and lean. While we will continue to invest, operational losses are no longer an acceptable result of building for the future. We must focus on the present as well and always strive to deliver profitable results. I believe that we now have the right teams, with the energy and drive to deliver on the promise lurking within IDT.

Your management intends that IDT be around for the long term, creating value and delivering the results that our loyal stockholders deserve. Thank you again for your continued support.



James A. Courter
CEO and Vice Chairman

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[✓] Annual report pursuant to section 13 or 15(d) of the securities exchange act of 1934 for the fiscal year ended July 31, 2007, or

[ ] Transition report pursuant to section 13 or 15(d) of the securities exchange act of 1934.

Commission File Number: 1-16371

IDT Corporation

(Exact name of registrant as specified in its charter)

Delaware	22-3415036
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)



RECEIVED
NOV 1 5 2007
160
SECTION

520 Broad Street Newark, New Jersey 07102
(Address of principal executive offices, zip code)

(973) 438-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class B common stock, par value $.01 per share	New York Stock Exchange
Common stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [✓] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [✓]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [✓] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [✓] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [✓]

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing price on January 31, 2007 (the last business day of the registrant's most recently completed second fiscal quarter) of the Class B common stock of $13.45 and of the common stock of $13.93, as reported on the New York Stock Exchange, was approximately $607 million.

As of October 5, 2007, the registrant had outstanding 56,043,551 shares of Class B common stock, 9,816,988 shares of Class A common stock, and 14,996,273 shares of common stock. Excluded from these numbers are 7,217,652 shares of Class B common stock and 10,078,587 shares of common stock held in treasury by IDT Corporation.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's Annual Meeting of Stockholders, to be held December 18, 2007, is incorporated by reference into Part III of this Form 10-K to the extent described therein.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Index

IDT Corporation

Annual Report on Form 10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

Part I

As used in this Annual Report, unless the context otherwise requires, the terms "the Company," "IDT," "we," "us," and "our" refer to IDT Corporation, a Delaware corporation, its predecessor, International Discount Telecommunications, Corp., a New York corporation, and its subsidiaries, collectively. Each reference to a fiscal year in this Annual Report refers to the fiscal year ending in the calendar year indicated (for example, fiscal 2007 refers to the fiscal year ended July 31, 2007).

Item 1. Business.

OVERVIEW

We are a multinational holding company with operations that span several industries. Our principal businesses consist of:

- IDT Telecom, through which we provide telecommunications services and products worldwide to retail and wholesale customers, including prepaid and rechargeable calling cards, consumer local and long distance service, prepaid wireless phone services and wholesale carrier services;
- IDT Energy, which operates our Energy Services Company, or ESCO, in New York State;
- IDT Carmel, our receivables portfolio management and collection businesses;
- IDT Local Media, which is primarily comprised of CTM Brochure Display, our brochure distribution company, and the WMET AM radio station in the Washington, D.C. metropolitan area; and
- IDT Internet Mobile Group, under which we operate our Zedge websites and platform geared toward content for mobile devices, and Zedge Studios, which is focused on creating and distributing proprietary and licensed content for traditional and internet/mobile distribution.

We hold assets and operate other smaller or early-stage initiatives and operations under our IDT Capital subsidiary, including IDT Spectrum, which holds a significant number of Federal Communications Commission, or FCC, licenses for commercial fixed wireless spectrum in the United States, Ethnic Grocery Brands, our grocery distribution business, IDT Global Services, which is primarily comprised of call center operations, and certain real estate investments.

IDT began operations in 1990 offering international call re-origination services. As we grew, we shifted our focus to carrying international telecommunications traffic for other carriers at competitive rates, utilizing a least-cost-routing system, and then began providing those services to retail customers through the introduction of prepaid calling cards in 1997, and the launch of consumer long-distance services in 1993. Via Net2Phone, we introduced VoIP services in 1996.

Throughout our history, IDT has invested in a number of non-telecom businesses, including in the entertainment industry. We sold IDT Entertainment to affiliates of Liberty Media Corporation in fiscal 2007.

We conduct our business through the following reportable segments:

- Prepaid Products;
- Consumer Phone Services;
- Wholesale Telecommunications Services; and
- IDT Energy.

Prepaid Products, Consumer Phone Services and Wholesale Telecommunications Services comprise IDT Telecom. All other operating segments that are not reportable individually are called IDT Capital.

IDT Telecom. IDT Telecom's business consists principally of:

- our Prepaid Products segment, which sells prepaid and rechargeable calling cards and wireless services;
- our Consumer Phone Services segment, which sells consumer local, long distance and mobile phone services; and

- our Wholesale Telecommunications Services segment, which sells telecommunications services to wholesale customers.

IDT Telecom, particularly the Prepaid Products segment, is facing extraordinary competitive and other pressures, which have caused a decline in its revenues and an increase in its operating and net losses. IDT Telecom's competitors continue to aggressively price their services. In addition, there has been a gradual shift in demand away from calling cards and into wireless products, which has further eroded pricing power in our calling card business. Furthermore, we believe that many of our calling card competitors do not operate in accordance with relevant regulations and do not provide their customers with all services purchased. We have commenced legal action and a lobbying campaign in an attempt to level the playing field in the calling card industry.

Our Prepaid Products segment markets and sells prepaid and rechargeable calling cards in the United States and abroad, providing telephone services to more than 230 countries and territories. Our prepaid calling cards are marketed primarily to ethnic and immigrant communities in the United States, Europe, Latin America and Asia that generate high levels of international call volume.

In the United States, our prepaid calling cards are mainly distributed to retail outlets, including local groceries, convenience stores, newsstands and gas stations, through our 51%-owned U.S. calling card distribution partnership, Union Telecard Alliance, LLC, or UTA. UTA utilizes a network of more than 1,000 sub-distributors, ranging from large companies to sole proprietors that sell to retail outlets throughout the United States. In addition to UTA's sub-distributors network, UTA is in the early stages of developing its own direct-to-retailer distribution network in order to increase revenues and margins by, among other things, driving sales with an increased brand identity. We believe that the development of UTA's direct-to-retailer distribution network may take significant time, and there is no assurance UTA can successfully or cost-effectively build such a network or that the development of this distribution network may not otherwise adversely affect our business.

Our Prepaid Products segment also markets private label retail and promotional calling cards primarily to retail chains.

We sold approximately 220 million prepaid calling cards during fiscal 2007. Our Prepaid Products segment generated $936.7 million in revenues and had an operating loss of $81.5 million in fiscal 2007.

Our Prepaid Products segment markets our prepaid calling cards in Europe, Latin America, Asia Pacific and Africa.

Our Prepaid Products segment also includes TúYo Mobile, the wireless unit of IDT Telecom that operates as a Mobile Virtual Network Operator, or MVNO, which markets wireless services utilizing another company's network.

Our Consumer Phone Services segment operates in the United States, and continued to operate during a portion of fiscal 2007 in parts of Europe until the business was sold. In the United States, we offer bundled local and long distance phone service in 11 states, marketed under the brand name IDT America. As of July 31, 2007, we provided such services to approximately 78,000 customers. We also provided stand-alone long distance service to approximately 207,000 customers in the United States as of July 31, 2007. Beginning in fiscal 2006, due to changes in the U.S. regulatory environment, we significantly curtailed marketing efforts for our consumer phone services business in the United States, but continue to provide services. This has resulted in a sharp decline in our revenues and customer base from this business. Our United Kingdom-based consumer phone services business, marketed under the Toucan brand name, was sold to Pipex Communications plc in early fiscal 2007. Our Netherlands consumer phone services business, also marketed under the Toucan brand name, was also sold in early fiscal 2007, resulting in our exit from the consumer phone service business in Europe. In fiscal 2007, Consumer Phone Services had revenues of $148.8 million and an operating income of $69.9 million, which includes the $44.7 million gain on the sale of our Toucan business.

Our Wholesale Telecommunications Services segment carries our international telecommunications traffic and the international traffic of other telecommunications companies. This segment also acts as the sales channel for all telecommunications services sold to our wholesale customers, which number approximately 620 worldwide. In fiscal 2007, Wholesale Telecommunications Services had revenues of $645.1 million and an operating loss of $35.2 million.

Beginning in fiscal 2007, our Prepaid Products and Wholesale Telecommunications Services segments also include our Voice over IP, or VoIP, business, which consists primarily of our Net2Phone subsidiary. Net2Phone provides VoIP communications services to resellers, consumers, cable operators and service providers globally.

In fiscal 2007, IDT Telecom's revenues represented 86.0% of our total consolidated revenues.

IDT Energy. IDT Energy operates our energy services company, or ESCO, which resells natural gas and electrical power to residential consumers and select small business customers throughout seven utility markets in New York State. As an ESCO, IDT Energy does not own electrical power generation, transmission or distribution facilities, or natural gas production pipeline or distribution facilities, but instead purchases natural gas through wholesale suppliers and various utility companies, and buys electricity in the wholesale market in time-specific, bulk or block quantities, usually at fixed prices. IDT Energy also manages internally all of its energy procurement from its numerous suppliers and its supply.

In fiscal 2007, IDT Energy had revenues of $190.8 million, representing 9.5% of our total consolidated revenues, and operating income of $11.4 million.

IDT Capital. IDT Capital is responsible for developing, incubating and, in some cases, operating our newer businesses, as well as overseeing certain existing non-core businesses. IDT Capital consists primarily of:

- IDT Carmel, which operates our management and collection of aged receivables businesses;
- IDT Local Media, which is primarily comprised of CTM Brochure Display, our brochure distribution company, and WMET 1160 AM, our Washington, D.C.-based radio station;
- IDT Internet Mobile Group, under which we operate our Zedge websites and platform geared toward content for mobile devices, and Zedge Studios, which is focused on creating and distributing proprietary and licensed content for traditional and internet/mobile distribution; and
- Other smaller holdings and operations including call center operations, a grocery distribution business, real estate investments, as well as IDT Spectrum, through which we hold a significant number of Federal Communications Commission, or FCC, licenses for commercial fixed wireless spectrum in the United States.

In fiscal 2007, IDT Capital had revenues of $91.3 million, representing 4.5% of our total consolidated revenues, and an operating loss of $53.6 million.

Additional Information. Financial information by segment is presented below under the heading Business Segment Information in the Notes to our Consolidated Financial Statements in this Annual Report.

Our main offices are located at 520 Broad Street, Newark, New Jersey 07102. The telephone number at our headquarters is (973) 438-1000 and our web site is www.idt.net.

We make available free of charge through the investor relations page of our web site (www.idt.net/ir) our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports, and all beneficial ownership reports on Forms 3, 4 and 5 filed by directors, officers and beneficial owners of more than 10% of our equity as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. We have adopted codes of business conduct and ethics for all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. Copies of the codes of business conduct and ethics are available on our web site.

Our web site and the information contained therein or incorporated therein are not incorporated into this Annual Report on Form 10-K or our other filings with the Securities and Exchange Commission.

KEY EVENTS IN OUR HISTORY

We entered the telecommunications business in 1990, providing international call re-origination service. In 1993, we began reselling the long distance services of other carriers. In 1995, we began selling access to the favorable international telephone rates we received as a result of our calling volume to other long distance carriers.

We completed an initial public offering of our common stock on March 15, 1996. Our common stock was quoted on the NASDAQ National Market until February 26, 2001, when it was listed on the New York Stock Exchange, where it now trades under the symbol "IDT.C." On May 31, 2001, we distributed a stock dividend of one share of our Class B common stock for each outstanding share of our common stock, Class A common stock and Class B common stock. On June 1, 2001, our Class B common stock was listed on the New York Stock Exchange and now trades under the symbol "IDT."

We entered the Internet telephony market in 1996 with our introduction, through Net2Phone, of PC2Phone, the first commercial service to connect voice calls between personal computers and telephones over the Internet.

We began marketing prepaid calling cards in January 1997.

In August 1999, Net2Phone completed an initial public offering of its common stock, and completed a follow-on offering in December 1999. In connection with the second offering, we sold 2.2 million shares of Net2Phone common stock for proceeds of $115.0 million.

In August 2000, we completed the sale of 14.9 million shares of Net2Phone common stock to AT&T for approximately $1.1 billion in cash.

In November 2004, we launched our retail energy business that provides natural gas and electricity to residential and select small business customers throughout New York State.

In March 2006, we consummated a merger with Net2Phone, in which we acquired all outstanding shares of Net2Phone that were not acquired by us in a tender offer. In connection with the tender offer and the merger, IDT paid a total consideration of $97.1 million for 46.6 million shares of Net2Phone common stock.

Also, in March 2006, we sold our Russian telecom business, Corbina Telecom, to a Moscow-based consortium of private equity investors. Net proceeds for the transaction after banking and other transaction-related costs were $129.9 million in cash.

RECENT DEVELOPMENTS

IDT Entertainment

In the first quarter of fiscal 2007, we completed the sale of our IDT Entertainment segment to Liberty Media Corporation for (i) 14.9 million shares of our Class B common stock and Liberty Media's approximate 4.8% interest in IDT Telecom, (ii) $229.5 million in cash, subject to certain working capital adjustments, (iii) the repayment of $58.7 million of IDT Entertainment's intercompany indebtedness payable to IDT and (iv) the assumption of all of IDT Entertainment's existing indebtedness. We agreed to repay Liberty Media $9.5 million for working capital adjustments, of which $1.0 million was paid in fiscal 2007 and the remaining $8.5 million was paid in the first quarter of fiscal 2008. We are also eligible to receive additional consideration from Liberty Media based upon any appreciation in the value of IDT Entertainment over the five-year period following the closing of the transaction or a shorter period under specified circumstances ("Contingent Value"), equal to 25% of the excess, if any, of the net equity value of IDT Entertainment over $453 million. However, we would have to pay Liberty Media up to $3.5 million if the Contingent Value does not exceed $439 million.

Toucan

In the first quarter of fiscal 2007, we sold our United Kingdom-based consumer phone services business, which we marketed under the "Toucan" brand name, to Pipex Communications plc in exchange for $38.4 million in cash (including the assumption of intercompany obligations owed to IDT and its subsidiaries) and 43.2 million Pipex ordinary shares which we later sold for $7.9 million. Toucan was launched in November 2003 and marketed local, long distance, broadband and wireless communications services to customers in the United Kingdom and the Netherlands. Our Netherlands consumer phone services business, also marketed under the Toucan brand name, was sold in early fiscal 2007, resulting in our exit from the consumer phone service business in Europe.

IDT Carmel

In the second quarter of fiscal 2007, FFPM Carmel Holdings I, LLC, which is 99% owned by IDT Carmel Portfolio Management, LLC, a subsidiary of the Company's IDT Capital division, and 1% owned by First Financial Portfolio Management, Inc. ("FFPM"), committed to purchase 12 monthly forward flow credit card debt portfolios from a major commercial bank. The total investment of the Company will depend on the size of the portfolios provided by the selling bank, to a maximum commitment of $125 million for the 12 monthly portfolios. As of July 31, 2007, our maximum remaining outstanding commitment was $52 million. FFPM manages the portfolios, subject to IDT Carmel Portfolio Management's approval rights over major decisions. During fiscal 2007, (i) IDT Carmel Portfolio Management purchased debt portfolios with a face value of $997.6 million for $78.4 million, including $57.3 million of credit card debt through FFPM Carmel Holdings I, LLC, and (ii) IDT Carmel's principal collections and proceeds from resale of debt portfolios totaled $28.1 million. The carrying value of the receivables in the portfolio management business as of July 31, 2007 was $51.1 million.

IDT Internet Mobile Group

In the second quarter of fiscal 2007, we formed our Internet Mobile Group and acquired 90% of Norway-based Zedge.net, a social networking community for mobile users and provider of free mobile content, for cash of $2.1 million and an aggregate of $1.3 million to be paid in equal installments in December 2007 and December 2008. In addition, in December 2006 we invested $7.0 million in Zedge preferred shares. In June 2007, the Company acquired for IDT Internet Mobile Group a controlling interest in IDW Publishing for $2.5 million, which is net of cash acquired of $1.6 million. IDW is an independent comics publisher pre-eminent in the horror and action genres, boasting such high-profile titles as *The Transformers, 30 Days of Night, CSI, Star Trek, 24,* and *Scarface.*

IDT Telecom

In the third quarter of fiscal 2007, UTA and IDT Telecom commenced a civil anti-fraud lawsuit against certain of their competitors in the U.S. pre-paid calling card market. The lawsuit alleges, among other things, that the defendants are systematically falsely selling minutes that consumers cannot obtain from the calling cards that they have purchased. The complaint alleges that the defendants' deceptive practice causes consumers to lose more than one million dollars per day. To date, three of the named defendants have agreed to a settlement of the lawsuit and agreed to work to change what we deem to be unlawful and deceptive practices in the prepaid calling card industry.

In the first quarter of fiscal 2008, we reached a settlement with respect to our previously disclosed litigation with Aerotel involving an alleged patent infringement. The settlement provides for a payment of $15 million in cash to Aerotel, which we paid in the first quarter of fiscal 2008, and making available to Aerotel calling cards or PINs over time with potential termination costs of up to $15 million, subject to certain other conditions. In connection with this settlement, we accrued an expense in the fourth quarter of fiscal 2007.

OTHER CHANGES

Towards the end of the third quarter of fiscal 2006, we initiated a company-wide cost savings program to better align our infrastructure to our current business needs. As of July 31, 2007, this program resulted in the termination of approximately 880 employees. These terminations resulted in approximately $25.0 million and $20.0 million in severance costs in fiscal 2007 and 2006, respectively. We expect to realize cost savings of approximately $45 million to $50 million on an annualized basis related to these terminations.

STRATEGY

We intend to, where appropriate, make strategic acquisitions and dispositions with respect to our telecommunications businesses. From time to time, we evaluate potential acquisitions and disposition of companies, technologies, products and customer accounts. We intend to expand our geographic penetration of our prepaid calling cards, particularly in Latin America, Asia and Eastern Europe, as well as invest in the growth of TúYo Mobile. We have placed our consumer phone service business in "harvest mode," wherein we seek to retain existing customers but do not actively market to new customers, and to maximize its profits by managing costs associated with this business. We intend to expand our wholesale carrier business by launching higher-margin services, such as SMS and VoIP services. Additionally, we intend to continue expanding our direct relationships with mobile network providers, reflecting our belief that the trend of voice traffic transitioning from landline to mobile networks will continue. We also plan to leverage our existing sales channels by expanding customer relationships to include sales of our new products.

We also intend to make strategic investments and acquisitions to complement and/or expand our IDT Capital segment, which may include the purchase of businesses and/or assets in the local media and other industries, as well as additional purchases of consumer debt businesses and/or portfolios, which we are aggressively pursuing. In considering investments and acquisitions, we search for opportunities to profitably grow our existing businesses, to add qualitatively to the range of businesses in the IDT portfolio and to achieve operational synergies. In addition, we intend to seek opportunities in new businesses, particularly businesses where we believe we can achieve synergies and optimize our systems, infrastructure and operational expertise.

IDT TELECOM

Our Telecom business currently provides our customers with a variety of services, including:

- prepaid debit and rechargeable calling cards;
- mobile wireless services;
- consumer phone services; and
- wholesale carrier services.

Prepaid Product Services

Prepaid Debit and Rechargeable Calling Cards

We sell prepaid debit and rechargeable calling cards under the "IDT," "Entrix," "DSA" and "PT-1" brand names, providing telephone access to more than 230 countries and territories. We also sell select cards under the Net2Phone brand name, including the "Net2Phone Direct" and "PennyTalk" calling cards. We sell more than 1,000 different prepaid calling cards in the United States, and more than 350 different cards abroad, with specific cards featuring favorable rates to specific international destinations.

Our prepaid calling cards are marketed primarily to the ethnic and immigrant communities in the United States, Europe, Asia and Latin America that tend to generate high levels of international volume. Specifically, a large portion of our U.S. calling cards are purchased by the Hispanic community resulting in a significant proportion (76% in fiscal 2007, 72.1% in fiscal 2006 and 69.2% in fiscal 2005) of our international prepaid calling card minutes being terminated in Latin America.

Our prepaid calling card business has traditionally been strongest in the northeastern United States because of UTA's extensive local distribution network and of our competitive rates to countries that immigrants in the northeastern United States tend to call, such as Colombia, Mexico and the Dominican Republic. In fiscal 2007, prepaid calling card sales in the northeastern United States were approximately 36% of our total U.S. prepaid calling card sales, as compared to 27.9% in fiscal 2006 and 31.1% in fiscal 2005. The fluctuations are based on the expansion of our operation in areas of the United States outside of the Northeast and the disparate impact of competition, including the unfair competition discussed elsewhere in the report, on operation in different areas.

We primarily market our prepaid calling cards to retail outlets in the United States through UTA, a joint venture which is owned 51% by us and 49% by the Gomez Family Trust. UTA utilizes a network of more than 1,000 sub-distributors that sell to retail outlets throughout most of the United States. UTA develops marketing and distribution strategies for our prepaid calling card products, including card design, pricing and market expansion opportunities. UTA generated $569.5 million in revenues from its sale of IDT calling cards, representing 97.8% of UTA's total revenues, in fiscal 2007.

In addition to UTA's network of sub-distributors, UTA is in the early stages of developing its own direct-to-retailers distribution network in an attempt to increase revenues and margins by, among other things, driving sales with an increased brand identity. We believe that the development of UTA's direct-to retailer distribution network may take significant time, and there is no assurance UTA can successfully or cost-effectively build such a network or that the development of this distribution network may not otherwise adversely affect our business.

We also sell prepaid calling cards in Europe, Latin America and Asia, as discussed in detail in the International Operations section below. Although calling card revenue is comparatively low in Latin America and Asia, we believe that these will continue to be growth areas for our calling card business.

Our Prepaid Products segment markets a variety of prepaid calling cards, including:

- Customized (Private Label) Retail Calling Cards. We market these prepaid calling cards to major national retailers, who sell them primarily in high-traffic stores. We print these prepaid calling cards with the retailer's name and logo and provide them to the retailer, who in turn sells the cards to its customers.
- IDT-Branded Retail Calling Cards. These prepaid calling cards are printed with the IDT logo and design and are sold to small and medium-sized retail chains, such as supermarkets, drug stores and convenience stores, for resale to their customers.

Our rechargeable calling cards, marketed to consumers and business customers nationwide, can be used by U.S. callers to call internationally from any phone, including a cell phone. In addition, callers can use the cards to make calls from over 30 countries around the world through international toll-free services. At the customer's request, an account is automatically recharged with a credit card that the customer provides at the time of initial card activation.

During fiscal 2007, our Prepaid Products segment worldwide generated $936.7 million in revenues, as compared with $1.195 billion in fiscal 2006 and $1.246 billion in fiscal 2005. Our calling card businesses account for over 97% of the revenues of our Prepaid Products segment. During fiscal 2007, we sold 85.3% of our prepaid products in the United States, as compared to 86.8% and 86.0% in the United States in fiscal 2006 and fiscal 2005, respectively.

We believe that the following factors are advantages that we have against our competition that we seek to exploit, and if a level playing field is established in the industry (see Competition section below), we believe these advantages will enable us to achieve a significant market share:

- our ability to offer customers attractive pricing, due to our extensive network of interconnection and termination arrangements, purchasing power and least-cost-routing system;
- our prepaid platform, which is a proprietary database that keeps track of the remaining balance on each calling card, and which enables us to process a large number of cards and transactions simultaneously and provide multilingual, multi-currency and multi-function cards;
- our extensive distribution channel, which covers a wide variety of retail outlets worldwide;
- the quality and dependability of the telephone service we provide; and
- our understanding of, and commitment to, the ethnic prepaid calling card market.

In all of our IDT Telecom businesses, particularly the calling cards business, competitors continue to aggressively price their services. In addition, there has been a gradual shift in demand away from calling cards and into wireless products, which has further eroded pricing power in our calling card business. In our wholesale markets as well, we have generally had to pass along portions of our per-minute cost savings to our customers in the form of lower prices. These trends have impacted our telecom businesses, and as a result we have generally experienced declines in our revenues, profits and overall per-minute price realizations.

The declines in minutes predominantly in our U.S. calling card business occurred despite the implementation of price cuts to several destinations. Historically, there had been an inverse relationship between our pricing and calling volume—as we increased prices, minutes of use would decrease with an increase in minutes following lowering of prices. However, during fiscal 2007, we did not experience an increase in minutes-of-use or sales of new cards, despite our aggressive lower pricing.

The breakdown in this price/volume relationship in our U.S. calling card business and a concurrent analysis of our major markets led us to investigate the calling cards of our major competitors. We believe that certain of our competitors were significantly overstating the number of minutes delivered by their cards. Accordingly, on March 8, 2007, we filed a civil anti-fraud action in the federal district court in Newark, New Jersey, claiming that these competitors have been misleading calling card customers, and as a result, negatively impacting our market share, resulting in a reduction of our revenues and profits. Although the judge in this case decided not to grant the preliminary injunction we requested, which decision was affirmed on appeal, we are continuing to pursue this lawsuit. In addition, we have commenced a lobbying campaign in an attempt to level the playing field in the calling card industry. We are uncertain, even with the potential of fair competition, whether we will be able to regain revenues lost over the past number of quarters.

Mobile Wireless Services

TúYo Mobile is the wireless unit of IDT Telecom that operates as a Mobile Virtual Network Operator, or MVNO, which markets wireless services utilizing another company's network. TúYo aims to take advantage of IDT Telecom's existing prepaid platform infrastructure and competitive international termination rates to provide low cost wireless phone service to the U.S. Hispanic community, which currently comprises the largest proportion of our calling card customer base. The service was also launched as a response to the ongoing and intensifying trend of wireless substitution in the prepaid market segment, wherein traditional calling card users have been transitioning from wireline phones to mobile phones to make their calls.

TúYo Mobile launched commercial operations in November 2005. Although TúYo Mobile is an early growth-stage company, it had approximately 100,000 active subscribers as of July 31, 2007. TúYo's handsets are presently distributed through third party cellular distributors, and through local ethnic markets affiliated with UTA's distribution, and is currently participating in a multi-state trial with a major US big box retailer. Túyo handsets are subsidized by the Company in the form of commission credits to the distributors. Wireless top up cards, used to add minutes of use to existing handsets, are also sold at these locations as well as in electronic PIN distribution only outlets (like Blackstone terminals).

In March 2007, TúYo Mobile launched its newest calling feature, Conecta2. This calling feature allows callers in Mexico, Argentina, Chile, Colombia and the Dominican Republic to call TúYo Mobile subscribers in the United States for free, while the subscriber pays TúYo Mobile's international rates plus airtime for the call. The Conecta2 service also provides TúYo Mobile subscribers with a toll free access number in their participating country of choice.

During fiscal 2007, our TúYo Mobile generated $24.0 million in revenues, as compared with $4.8 million in fiscal 2006. TúYo Mobile represents approximately 2.6% of the total revenues of our Prepaid Products segment.

Consumer Phone Services

We currently provide our bundled local/long distance phone service in 11 states, marketed under the brand name IDT America. Our bundled local/long distance service, offered primarily to residential customers, includes unlimited local, regional toll and domestic long distance calling and popular calling features. A second plan is available, providing unlimited local service with IDT long distance included for as low as 3.9 cents per minute. With either plan, competitive international rates and/or additional features can be added for additional monthly fees. We also offer stand-alone long distance service throughout the United States. Due to changes in the U.S. regulatory environment in 2005 that affected our cost of providing bundled local/long distance phone services (as discussed below under the heading "Interconnection and Unbundled Network Elements") and increased competition, we significantly curtailed marketing activities for the service, and as a result, the revenues and number of customers have declined significantly.

Consumer Phone Services generated revenues of $148.8 million in fiscal 2007, as compared to $262.1 million in 2006 and $333.8 million in 2005. As of July 31, 2007, we had approximately 78,000 active customers for our bundled local/long distance plans and approximately 207,000 customers for our metered long distance plans. Our highest customer concentrations are in large urban areas, with the greatest number of customers located in New York, New Jersey, Pennsylvania and California.

Wholesale Telecommunications Services

Our Wholesale Telecommunications Services segment carries our international telecommunications traffic and the international traffic of other telecommunications companies. This segment also acts as the sales channel for all telecommunications services sold to our wholesale customers.

By utilizing our proprietary least-cost-routing system and capitalizing on our own high volume of international long distance telephone traffic generated by our calling card business, aggressive purchasing strategies and extensive experience in provisioning circuits, we are able to provide major carriers and niche carriers alike with rates that we believe are often lower than those traditionally available through other carriers. Wholesale telecommunications services revenues were $645.1 million in fiscal 2007, as compared with revenues of $597.7 million in fiscal 2006 and $592.9 million in fiscal 2005.

During fiscal 2007, IDT Telecom's wholesale carrier services business continued operating as a full service telecommunications provider. IDT Telecom terminates over 16 billion international minutes per year (over 20 billion minutes overall), making IDT one of the largest carriers of international minutes worldwide. Within our wholesale carrier services business, our Mobile Operator Services group provides mobile operators with data and voice products, and our VoIP Services group provides carriers with a quick and efficient expansion into the VoIP marketplace. Our strategy enables us to manage costs on a carrier-by-carrier basis, while diversifying our portfolio of product offerings to various regions around the world. Due to the acquisition of Net2Phone in fiscal 2006 and its network integration into IDT Telecom, we are now able to better serve the needs of wholesale carrier customers who seek IP products and services.

We believe that a direct connection from one of our switches to a Tier 1 provider (which are the largest recognized licensed carriers in each country) both increases the quality of a call and reduces cost. We also believe that establishing such connections enables us to generate more traffic with higher margins to that foreign locale. During fiscal 2008, we intend to continue to expand our existing direct relationships with Tier 1 providers, particularly in Asia and Africa. Additionally, we intend to continue expanding our direct relationships with mobile network providers, reflecting our belief that the trend of voice traffic transitioning from landline to mobile networks will continue. We also plan to leverage our existing sales channels by expanding customer relationships to include sales of our new products.

In addition to offering competitive rates to our carrier customers, we have also emphasized our ability to offer the high quality connections that these providers often require. To that end, we have broadened our wholesale carrier services offerings to include higher-priced, premium services in which we guarantee higher quality connections, based upon a set of predetermined quality-measuring criteria. These services meet a growing need for some of our customers, who are providing services to high-value, quality-conscious retail customers. As of July 31, 2007, our wholesale carrier services business had approximately 620 customers. Including vendors, IDT has over 840 carrier relationships globally.

Through Net2Phone, we also sell VoIP communications products and services. In March 2006, we consummated a merger with Net2Phone in which Net2Phone became our wholly owned subsidiary. Beginning in the first quarter of fiscal 2007, Voice over IP was no longer reported as a separate segment; rather it was included in the results for IDT Telecom.

Net2Phone's network has now been fully integrated into IDT Telecom. Our short-term focus is on streamlining our global network through the hybridization of the Net2Phone and IDT networks. We continue to market using the Net2Phone brand name where we believe we can realize a competitive advantage through this established name.

International Operations

We maintain our European corporate and carrier operations in London, England, and our retail calling card business headquarters in Dublin, Ireland. IDT Europe operates satellite offices in Germany, France, the Netherlands, Belgium, Switzerland, Czech Republic, Spain, Sweden, Greece, Italy, Bosnia and Denmark.

In Europe, we market our prepaid calling cards in the United Kingdom, the Netherlands, Spain, Germany, Belgium, France, Ireland, Italy, Luxemburg, Sweden, Switzerland, Denmark, Norway, Portugal, Austria and Greece, seeking to capitalize on the opportunity presented by immigration from underdeveloped countries to Europe's developed nations. Because the immigrant market is fragmented, and due to the large number of markets in which we compete, we offer over 250 different prepaid calling cards in Europe. We also market our prepaid calling cards in Israel.

We recently launched IDT Mobile in the Netherlands, United Kingdom and Belgian markets. IDT Mobile sells international wireless minutes in Europe on prepaid SIM cards.

We also provide wholesale carrier services to European telecom companies, including foreign state-owned or state sanctioned post, telephone or telegraph companies and Tier-1 carriers, new and emerging telephone companies, and value-added service providers.

Our European operations generated $353.6 million of revenues in fiscal 2007, a 15.9% decrease over the $420.5 million of revenues generated during fiscal 2006. Our European operations' revenues constituted 20.4% of our Telecom revenues in fiscal 2007, as compared to 20.5% in fiscal 2006 and 19.6% in fiscal 2005. During fiscal 2007, prepaid calling cards constituted 29.8% of our European operations' revenues, while wholesale carrier services represented 65.2%.

We believe there is a significant market for prepaid calling cards in Asia Pacific. We maintain Asia Pacific headquarters in Hong Kong and African headquarters in Johannesburg, South Africa. IDT Asia Pacific operates satellite offices in Singapore, the Philippines, India and Japan. We began our Asia Pacific regional operations in 2003, offering wholesale carrier services in the region and prepaid calling card distribution in Hong Kong. We have since expanded our prepaid calling card operations into Singapore, the Philippines, India, Japan and Korea. In fiscal 2007, we generated $12.9 million in revenues from the sale of calling cards in the Asia Pacific region.

We also believe there is a lucrative market for prepaid calling cards in Latin America and in Africa. We maintain Latin American headquarters in Buenos Aires, Argentina. IDT Latin America currently sells cards in Argentina, Brazil, Peru, Chile, and Uruguay. We have, additionally, launched consumer phone services and VoIP services in Argentina, Brazil and Peru, and expect to launch VoIP and consumer phone services in Chile during fiscal 2008, as well as expand our geographic penetration into more countries such as Colombia and El Salvador. In fiscal 2007, we generated $19.6 million in revenues from the sale of calling cards in Latin America.

Sales Marketing and Distribution

We market our prepaid calling cards primarily to retail outlets in the United States through an exclusive distribution agreement with our majority-owned subsidiary, UTA. In addition to UTA's sub-distributors, UTA is in the early stages of developing its own direct-to-retailer distribution network in order to increase revenues and margins by, among other things, driving sales with an increased brand identity. We believe that our direct-to-retailer distribution network may take significant time to develop, and there is no assurance we can build such a network. In addition, our customized retail calling cards and our IDT-branded retail calling cards are also marketed to retail chains and outlets primarily through our own internal sales force, although from time to time we may utilize third-party agents or brokers to acquire accounts. We market our consumer phone services primarily through direct television and print advertising in targeted markets, although such marketing has been significantly scaled back in the United States since fiscal 2005. In Europe, we sell our prepaid calling cards and our customized retail and IDT-branded retail calling cards through independent distributors and our own internal sales force. Wholesale carrier services are sold through IDT's internal wholesale sales team. TúYo Mobile products are marketed through retail stores, national, regional and local wireless distributors and through UTA's distribution channels. These sales are supported by a combination of print, radio and television advertising.

Telecommunication Network Infrastructure

We maintain a global telecommunications switching and transmission infrastructure that enables us to provide an array of telecommunications services to our customers worldwide. Our network is continuously monitored by our Network Operations Centers in the United States and Europe.

We have historically made significant expenditures designed to expand and optimize our global telecommunications network. After our acquisition of Net2Phone in March 2006, we greatly expanded the VoIP capabilities of our network by integrating the Net2Phone network into the IDT Telecom network. Due to this expansion of the VoIP capabilities of our network and a decrease in demand in traffic, we decommissioned a U.S.-based switch. We now operate a total of six international gateway switches, four in the United States and two in the United Kingdom. We are in the process of decommissioning one of the U.K.-based international gateway switches in order to more efficiently service the decreased traffic. In addition, we have extensive soft-switching capacity in the United States, United Kingdom, Argentina, Peru, Brazil and Hong Kong. We also maintain points of presence, or POPs, providing interconnect capabilities in numerous countries. Our global network is connected through leased and owned fiber connections.

Our near-term focus is on reducing costs by streamlining our global network through the hybridization of the Net2Phone and IDT networks, expanding our soft-switching capacity, and expanding our VoIP traffic.

IDT ENERGY

In November 2004, we launched our retail energy business, which has since experienced significant growth. Today, IDT Energy operates as an energy service company, or ESCO, that resells natural gas and electricity to customers throughout seven utility markets in New York State, including those currently served by Con Ed, Orange and Rockland, Central Hudson, National Fuel, National Grid, Keyspan, and Rochester Gas and Electric.

As an ESCO, IDT Energy does not own electrical power generation, transmission, or distribution facilities, or natural gas production, pipeline or distribution facilities, but instead purchases natural gas through wholesale suppliers and various utility companies, and buys electricity in the wholesale market in time-specific, bulk or block quantities, usually at fixed prices. The vast majority of our electricity is purchased through the New York State competitive wholesale markets for capacity, energy and ancillary services administrated by the New York Independent System Operator. Independent System Operators, or ISOs, and Regional Transmission Organizations, or RTOs, perform real-time load balancing for each of the electrical power grids in which we operate. Similarly, load balancing is performed by the utilities or Local Distribution Companies, or LDCs, for each of the natural gas markets in which we operate. Load balancing ensures that the amount of electricity and natural gas we purchase is equal to the amount necessary to service our customers' demands at any specific point in time. We are charged or credited by the ISOs, RTOs and LDCs for balancing the electricity and natural gas purchased and sold for our account.

We manage the differences between the actual electricity and natural gas demands of our customers and our bulk or block purchases by buying and selling any shortfall or excess in the spot market, and through monthly cash settlements and/or adjustments to future deliveries in accordance with the load balancing performed by the utilities, LDCs and the New York ISO.

The electricity and natural gas we sell is generally metered and delivered to our customers by the local utilities. As such, IDT Energy does not maintain any maintenance or service staff for customer locations, as such services are provided by the local incumbent utility. These utilities may also provide billing and collection services for the majority of our customers on our behalf.

The ESCO business, particularly for the natural gas segment, is a seasonal business. Approximately 77% of annual natural gas revenues are generated during the Company's second and third fiscal quarters when heat load is highest. The load curve for electricity is not as seasonal as natural gas, but is higher during the Company's first and fourth fiscal quarters when air conditioning usage peaks. Electric revenues in the first and fourth quarters represent approximately 57% of annual electric revenues. Commodity prices are generally higher during these peak demand seasons, and, therefore contribute to the seasonal fluctuation in revenues.

We market our energy services primarily through direct marketing methods, including D2D (Door-to-Door) sales, outbound telemarketing, and Internet signup. The aggressive customer growth experienced can be attributed to IDT Energy's successful expansion into many of the LDCs that comprise New York State. Additionally, the outsourced vendors that are relied upon for customer acquisition have significantly expanded their sales and support staff. The New York PSC published web site in March 2007 quotes that approximately 13.8% of eligible New York customers migrated from a utility to an ESCO. According to these statistics, IDT has captured approximately 15.7% of the migrated customers. Many of its customers reside in Con Edison territory with IDT capturing approximately 36.3% of the migrated customers.

In fiscal 2007, IDT Energy generated revenues of $190.8 million and operating income of $11.4 million, as compared with revenues of $112.8 million and operating income of $1.1 million in fiscal 2006 and revenues of

$12.0 million and an operating loss of $1.6 million in fiscal 2005. As of July 31, 2007, IDT Energy serviced approximately 300,000 meters in New York State, as compared to approximately 200,000 meters serviced at the end of fiscal 2006.

IDT CAPITAL

IDT Capital is responsible for developing, incubating and, in some cases, operating our newer businesses, as well as overseeing certain existing non-core businesses. IDT Capital consists primarily of our acquisition and collection of aged receivables operation that operates under the names IDT Carmel Portfolio Holdings and IDT Carmel, our IDT Local Media unit (which is primarily comprised of CTM Brochure Display and WMET radio), IDT Internet Mobile Group (which is comprised of our Zedge platform—consisting of Zedge.net and Zedge.com—and Zedge Studios), Ethnic Grocery Brands, call center operations, and other smaller holdings and operations including real estate initiatives. During fiscal 2007, IDT Capital generated $91.3 million in revenues and an operating loss of $53.6 million, as compared with revenues of $58.9 million and $37.8 million in fiscal 2006 and fiscal 2005, respectively. Operating losses of IDT Capital were $68.8 million in fiscal 2006 and $55.0 million in fiscal 2005.

IDT Carmel

IDT Carmel was launched in fiscal 2006, initially as a natural outgrowth of our internal collection activities, and is engaged in the acquisition and resolution of charged-off debt portfolios, and debt collection services. The company acquires portfolio assets at a discount to face value and services such portfolios in an effort to maximize ultimate cash recoveries. IDT Carmel also provides debt collection services for debt portfolios owned by third parties for a service fee. IDT Carmel also outsources some of its portfolios for collection by other agencies.

IDT Carmel's initial entry into the third-party "charged-off" consumer receivables market has been focused on portfolios of credit-card issuers.

IDT Carmel Group is comprised of IDT Carmel Holdings, Inc. and its two wholly owned subsidiaries IDT Carmel Portfolio Management LLC (engaged in portfolio acquisitions) and IDT Carmel, Inc. (engaged in servicing and collecting debt portfolios).

On January 9, 2007, FFPM Carmel Holdings I, LLC, which is 99% owned by IDT Carmel Portfolio Management and 1% owned by First Financial Portfolio Management, Inc., committed to purchase 12 monthly forward flow credit card debt portfolios from a major commercial bank.

During fiscal 2007, (i) IDT Carmel Portfolio Management purchased debt portfolios for $78.4 million, including $57.3 million of credit card debt through FFPM Carmel Holdings I, LLC and (ii) IDT Carmel's principal collections and proceeds on resale of debt portfolios totaled $28.1 million. The carrying value of the receivables in the portfolio management business as of July 31, 2007 is $51.1 million.

During fiscal 2007, Carmel grew to 40 employees at its Newark, New Jersey main office, its Jerusalem, Israel branch, and its Minneapolis, Minnesota satellite office (scheduled to become a collection branch during fiscal 2008). Carmel also completed the build-up of its upper management team by recruiting industry-experienced executives. During fiscal 2007, Carmel continued to make progress toward the expected closing during fiscal 2008 of the second stage of its two-part acquisition from JKW Financial, LLC of the assets of JKW's wholly owned subsidiaries, People First Recoveries, LLC and Big Ten Capital Management, LLC, that is anticipated to result in the addition of 140 employees and three branch offices in Minneapolis, Minnesota.

IDT Local Media

IDT Local Media includes CTM Brochure Display, Inc., our brochure distribution company, WMET 1160 AM, our Washington, D.C.-based radio station, and other smaller initiatives involving local level advertising.

During fiscal 2006, these businesses were pooled together as IDT Local Media, to better align our internal management focus on local level advertising with these various business units. In fiscal 2007, IDT Local Media had revenues of $22.6 million an operating loss of $2.2 million.

CTM is a distributor of travel and entertainment brochures in central and eastern United States, Puerto Rico and Canada. In fiscal 2007, CTM serviced over 3,000 clients and maintained more than 11,000 display racks, in over 30 states and provinces. CTM's display stands are located in travel and entertainment venues, including hotels, resorts, interstate highway rest areas, airports and local attractions. Through its local sales force, CTM sells brochure slots in these stands to local advertisers, maintains the stands and ensures placement and replenishment of brochures in the appropriate slots. In fiscal 2007, CTM generated revenues of $19.7 million and operating income of $1.3 million.

In accordance with IDT Local Media's plan to complement its traditional marketing services with new media internet based services, in September 2006 we acquired Local Pull, a nascent online directory listing business which creates customized search listings that are distributed to the leading local search engines. In fiscal 2007, the new media initiatives generated revenues of $1.1 million, which included Local Pull revenues of $0.4 million. We continue to seek acquisition candidates and partnerships with companies that could benefit from and leverage IDT Local Media's core competency of selling to many disparate local businesses via our telesales and direct sales channels.

We own and operate WMET 1160 AM, a radio station serving the Washington, D.C. metropolitan area, the nation's eighth-largest radio market, including the corridor from Baltimore, Maryland to Richmond, Virginia. WMET is primarily a reseller of radio broadcast time to outside parties. In this format, WMET earns revenues through the rental of airtime slots as well as the sale of advertising. In fiscal 2007, WMET generated revenues of $1.3 million and an operating loss of $1.4 million.

IDT Internet Mobile Group

In the second quarter of fiscal 2007, we formed our Internet Mobile Group, under which we operate our Zedge websites and platform geared toward content for mobile devices and Zedge Studios. In December 2006, we acquired 90% of the Norway based mobile Internet community Zedge.net. Zedge is a worldwide distribution platform and destination for free user-generated content for mobile devices. As of October 1, 2007, there were approximately 5.8 million registered users of Zedge.net. In June 2007, the Company acquired for IDT Internet Mobile Group a controlling interest in IDW Publishing, an independent comics publisher pre-eminent in the horror and action genres, boasting such high-profile titles as *The Transformers, 30 Days of Night, CSI, Star Trek, 24,* and *Scarface* that focuses on creating and distributing proprietary and license content for traditional and internet/mobile distribution. IDW is operated by the Zedge Studios division of IDT Internet Mobile Group.

COMPETITION

IDT Telecom

We believe that the principal competitive factor affecting our telecom business is the price of our services. Additionally, our ability to compete is dependent upon the quality and reliability of our services and our customer care. We also rely heavily upon our ability to innovate, which drives the continuing evolution of our suite of product and services offerings, enabling us to provide our customers with the services they seek. Many of our current and potential competitors have greater name recognition and greater financial, marketing, personnel and other resources than we do, as well as other competitive advantages. We anticipate that price competition will remain intense in all of our Telecom market segments.

Calling Card Services

We believe success in providing our calling card services is dependent on our ability to provide low rates and reliable service to our customers, while efficiently distributing our calling cards to a geographically and culturally diverse customer base. The calling card industry is notable for its relative lack of regulation compared to the rest of the telecommunications industry, and for its ease of market entry. As calling rates continue to decline and competition increases, thereby reducing the influence of pricing as a differentiating competitive factor, we will increasingly compete on the basis of our call quality, customer service and distribution capabilities.

We compete with other providers of calling cards as well as established carriers and numerous small or regional operators, and with providers of alternative telecommunications services. Many of the largest telecommunications providers, including AT&T, Verizon and Sprint, currently market prepaid calling cards, which in certain cases compete with our cards. In marketing prepaid calling cards to customers outside the United States, we compete with large foreign state-owned or state sanctioned post, telephone or telegraph companies. We believe that our interconnect and termination agreements, network infrastructure and least-cost-routing system provide us with the ability to offer low-cost, high quality services, while our distribution network provides us with access to customers, and that these factors represent competitive advantages. However, as some of our competitors have significantly greater financial resources and name recognition, and are capable of providing comparable call quality and service levels, our ability to maintain and/or to capture additional market share will remain dependent upon our ability to continue to provide competitively priced services.

In all of our IDT Telecom businesses, competitors continue to aggressively price their services and there has been a gradual shift in demand away from calling cards and into wireless products, which has further eroded pricing power. These trends have impacted our telecom businesses, and as a result we have generally experienced sharp declines in both our revenues and overall per-minute price realizations.

We also believe that many of our calling card competitors in the United States are significantly overstating the number of minutes delivered by their cards. Accordingly, on March 8, 2007, we filed a civil anti-fraud action in the federal district court in Newark, New Jersey, claiming that these competitors have been misleading calling card customers, and as a result, negatively impacting our market share, resulting in a reduction of our revenues and profits. Although the judge in this case decided not to grant the preliminary injunction we requested, which decision was affirmed on appeal, we are continuing to pursue this lawsuit. We are uncertain, even with the potential of fair competition, whether we will be able to regain revenues lost over the past number of quarters.

TúYo Mobile

Competition in the MVNO market has been fierce, and a number of other start-ups also target the Hispanic demographic, including Movida Communications, DEXA Wireless and Azteca Mobile.

Wholesale Carrier Services

The wholesale carrier business has numerous entities competing for the same customers, primarily on the basis of price, products and quality of service. We believe that the industry consolidation will affect our wholesale carrier business by, among other things, reducing the number of customers to whom we can sell.

In the wholesale carrier services business, we compete with:

- interexchange carriers and other long distance resellers and providers, including large carriers such as AT&T, Verizon and Qwest;
- foreign state-owned or state-sanctioned post, telephone or telegraph companies such as Telefonica, France Telecom and KDD;
- on-line, spot-market trading exchanges for voice minutes, such as Arbinet;
- other VoIP providers;
- other providers of international long distance services; and
- alliances between large multinational carriers that provide wholesale carrier services.

We believe that our extensive network of interconnect and termination agreements, as well as the significant volume of traffic to specific locations generated by our wholesale and calling card businesses, provide us with a competitive advantage and the ability to offer quality services at competitive prices. However, we have generally had to pass along portions of our per-minute cost savings to our customers in the form of lower prices.

Consumer Phone and Related Services

We offer consumer long distance phone services to residential and business customers in the United States. In 11 states we also offer local and long distance phone services bundled at a flat monthly rate. The U.S. consumer phone services industry is characterized by intense competition, with numerous providers competing for a relatively static number of customers, leading to a high churn rate because customers frequently change providers in response to offers of lower rates or promotional incentives.

The regional bell operating companies, or RBOCs, remain our primary competitors in the local exchange market as well. Competing against the RBOCs is particularly challenging. Each of the RBOCs continues to enjoy a virtual monopoly as the Incumbent Local Exchange Carrier, or ILEC, in its respective territory, and most of the RBOCs are well funded and enjoy high levels of name brand recognition, which represent significant resources in the battle for market share. We are also increasingly competing with providers offering communications service over broadband connections using VoIP technology, such as the cable companies and independent VoIP providers.

Previously, our ability to provide local services to our customers was based upon our access to both the customers' premises and local switching infrastructure, which are owned by the incumbent provider in each local market, giving the ILEC a natural monopoly in its market. This access was provided to us via the FCC's UNE-P rules, which required the incumbent provider to offer access to the required network elements, at a mandated wholesale rate, to competitive providers. As discussed in the Regulation section below, a change in the FCC's UNE-P rules has resulted in the ILECs no longer being required to provide us access to the customers' premises and local switching infrastructure.

We have negotiated wholesale commercial agreements with most of the ILECs in order to procure cost-effective rates for our local phone service offering, albeit at higher rates than those previously provided under the UNE-P rules. We have signed long-term wholesale agreements with Verizon, AT&T and BellSouth (acquired by AT&T in December 2006). Due to these changes in the U.S. regulatory environment that affected our cost of provisioning bundled local/long distance phone services, and increased competition, the business has declined significantly. We expect this trend to continue in fiscal 2008.

Some providers also include other services as part of their bundled offerings, such as high-speed Internet access, either via a Digital Subscriber Line or a cable modem, wireless telecommunications services and cable TV/satellite services. Our bundled offering currently includes only local and long distance services.

Alternative Providers

In all aspects of the telecommunications industry, we may face competition from an increasing number of market entrants such as cable television companies, fixed and mobile wireless system operators, operators of private networks built for large end users, and electric utilities. Cable television companies, who already possess access to the customers' premises, entered the telecommunications market by upgrading their networks with fiber optics and installing facilities to provide fully interactive transmission of broadband voice, video and data communications. New technology permits companies to provide voice telephone services over broadband Internet connections, allowing users of these Internet services, such as Skype, to obtain communications services without subscribing to a conventional telephone line. Mobile wireless companies are deploying wireless technology as a substitute for traditional wireline local telephones. Electric utilities have existing assets (in the form of "last mile" connections to the customer's premises), very large back-office support organizations and access to low-cost capital that could allow them to enter a telecommunications market rapidly and accelerate network development.

Additionally, the World Trade Organization agreement on basic telecommunications services could increase the level of competition we face. Under this agreement, the United States and 68 other member states of the World Trade Organization are committed to opening their respective telecommunications markets, including permitting foreign companies to enter into basic telecommunications services markets. This development may increase the number of established foreign-based telecommunications carriers entering U.S. markets.

IDT Energy

We compete with the local utility companies in the areas where we provide service, including Con Ed, Orange and Rockland, Central Hudson, National Fuel, National Grid, Keyspan and Rochester Gas and Electric. In addition to the local utilities and their ESCO affiliates, we also compete with several large vertically integrated energy companies as well as many smaller ESCO companies. The fierce competition with the utilities and ESCOs allows us to potentially gain customers and at the same time exposes us to the risk of losing customers as well.

As of July 2007, there were over 50 eligible ESCOs in New York. In each major utility service territory there are at least 8 ESCOs serving residential natural gas customers and at least 7 ESCOs serving residential electric customers. While it is unclear whether new entrants will enter these markets, we believe ESCO competition in the residential market (which is a significant market for IDT Energy) is not as intense as in the enterprise and commercial markets because the majority of ESCOs have focused their activities on the enterprise and commercial markets.

IDT Carmel

We compete for both portfolios and collection accounts with large buyers and collectors of debt who have developed certain key relationships with creditors and sellers of receivables and large entities with strong financial resources that purchase small to mid-size debt collection companies for strategic purposes.

REGULATION

The following summary of regulatory developments and legislation is intended to describe what we believe to be the most important, but not all, current and proposed international, federal, state and local laws, regulations, orders and legislation that are likely to materially affect us.

REGULATION OF TELECOM IN THE UNITED STATES

Prepaid Products, Consumer Phone, Wholesale Telecommunications Services, and Spectrum

Telecommunications services are subject to extensive government regulation at both the federal and state levels in the United States. Any violations of the regulations may subject us to enforcement actions, including interest and penalties. The FCC has jurisdiction over all telecommunications common carriers to the extent they provide interstate or international communications services. Each state regulatory commission has jurisdiction over the same carriers with respect to their provision of local and intrastate communications services. Local governments often indirectly regulate aspects of our communications business by imposing zoning requirements, taxes, permit or right-of-way procedures or franchise fees. The FCC and the International Telecommunications Union, or ITU, set certain parameters on our domestic spectrum use. Significant changes to the applicable laws or regulations imposed by any of these regulators could have a material adverse effect on our business, operating results and financial condition.

REGULATION OF TELECOM BY THE FEDERAL COMMUNICATIONS COMMISSION

The FCC has jurisdiction over all U.S. telecommunications service providers to the extent they provide interstate or international communications services, including the use of local networks to originate or terminate such services.

Universal Service and Other Regulatory Fees and Charges

In 1997, the FCC issued an order, referred to as the Universal Service Order, that requires all telecommunications carriers providing interstate telecommunications services to contribute to universal service support programs administered by the FCC (the "Universal Service Fund"). These periodic contributions are currently assessed based on a percentage of each contributor's interstate and international end user telecommunications revenues reported to the FCC. We also contribute to several other regulatory funds and programs, most notably Telecommunications Relay Service, FCC Regulatory Fees, and Local Number Portability (collectively, the "Other Funds"). We and most of our competitors pass through Universal Service Fund and Other Funds contributions as part of the price of our services, either as part of the base rate or, to the extent allowed, as a separate surcharge on customer bills. Due to the manner in which these contributions are calculated, we cannot be assured that we fully recover all of our contributions from our customers. In addition, based on the nature of our current business, we receive certain exemptions from federal Universal Service Fund and Other Funds contributions. Changes in our business could eliminate our ability to qualify for some or all of these exemptions. As a result, our ability to pursue certain new business opportunities in the future may be constrained in order to maintain these exemptions, the elimination of which could materially affect the rates we would need to charge for existing services. Changes in regulation may also have an impact on the availability of some or all of these exemptions. If these exemptions become unavailable, it could materially increase our federal Universal Service Fund or Other Funds contributions and have a material adverse effect on the cost of our operations and therefore development and growth of our business.

Interconnection and Unbundled Network Elements

The Communications Act of 1934, as amended, requires ILECs to allow competitors to interconnect with their networks in a nondiscriminatory manner at any technically feasible point on their networks at cost-based prices, which are more favorable than past pricing based on the historic regulated costs of the ILEC. Since the FCC's 1996 "Local Competition Order," competitive local exchange carriers, or CLECs, have enjoyed the right to lease unbundled network elements at rates determined by state public utility commissions employing the FCC's TELRIC (Total Element Long Run Incremental Cost) forward looking, cost-based pricing model.

In February 2005, the FCC eliminated the availability of unbundled local switching at TELRIC prices, and thereby eliminated the ability of CLECs to obtain a full "UNE Platform" that provides all elements of local dial-tone service at TELRIC prices. The FCC also limited the availability of high-capacity loops and dedicated transport elements at TELRIC prices.

The FCC's changes to its unbundling rules resulted in increased costs to purchase services and increased uncertainty regarding the financial viability of providing service using unbundled network elements. As a result, IDT has placed its Consumer Phone Services business in "harvest mode," wherein we seek to retain existing customers but do not actively market to new customers.

We continue to negotiate interconnection arrangements with each ILEC, generally on a state-by-state basis, for our Consumer Phone Services business as well as other businesses. These agreements typically have terms of two or three years; accordingly, a substantial number of our interconnection agreements with ILECs will expire and require renegotiation in any given year. Each of these agreements provides for a holdover that continues the agreement on its current terms pending renegotiation. While current FCC rules and regulations require the incumbent provider to provide certain network elements necessary for us to provision end-user services on an individual and combined basis, we cannot assure that the ILECs will provide these components in a manner and at a price that will support competitive operations.

Access Charges

As a provider of long distance, we remit access fees directly to local exchange carriers or indirectly to our underlying long distance carriers for the origination and termination of our long distance telecommunications traffic. Generally, intrastate access charges are higher than interstate access charges. Therefore, to the degree access charges increase or a greater percentage of our long distance traffic is intrastate, our costs of providing long distance services will increase. As a local exchange provider, we bill access charges to long distance providers for the origination and termination of those providers' long distance calls. Accordingly, as opposed to our long distance business, our local exchange business benefits from the receipt of intrastate and interstate long distance traffic. Under FCC rules, our interstate access rates must be set at levels no higher than those of the ILEC in each area we serve, which limits our ability to seek increased revenue from these services. Some, but not all, states have similar restrictions on our intrastate access charges.

In April 2001, the FCC released a Notice of Proposed Rulemaking in which it proposed a "fundamental re-examination of all currently regulated forms of intercarrier compensation." The FCC proposed that carriers transport and terminate local traffic on a bill-and-keep basis, rather than per minute reciprocal compensation charges. Several different industry groups have submitted access charge reform proposals to the FCC since the issuance of the Notice of Proposed Rulemaking. In August 2006, the FCC sought comment on an access charge reform plan commonly referred to as the "Missoula Plan," which was submitted by the National Association of Regulatory Utility Commissioners. While the FCC has not yet acted on any of these proposals, and it is not yet known when it will act, these proposals would result in substantial reductions in access charge payments, and some would eliminate these payments entirely over a period of time. Because we both make payments to and receive payments from other carriers for exchange of local and long distance calls, at this time we cannot predict the effect that the FCC's determination may have upon our business.

Customer Proprietary Network Information

In 2007, the FCC increased its regulatory oversight of Customer Proprietary Network Information ("CPNI"). The Commission took this increased role in response to several high-profile cases of "pretexting," which occurs when an individual secures, through deception, from a communications provider the private phone records of another person. IDT has a CPNI compliance policy in place and we believe we currently meet or exceed all FCC requirements for the protection of CPNI. However, we cannot be assured that we are in full compliance and if the FCC were to conclude that we were not in compliance, we could be subject to fines or other forms of sanction.

International Telecommunications Services—International Settlements

The FCC's International Settlements Policy ("Policy") restricts the terms on which U.S.-based carriers and certain of their foreign correspondents settle the cost of terminating each other's traffic over their respective networks. Under this Policy, absent approval from the FCC, international telecommunications service agreements with dominant foreign carriers must be non-discriminatory, provide for settlement rates usually equal to one-half of the accounting rate, and require proportionate share of return traffic. This Policy, however, does not apply to arrangements with any non-dominant foreign carrier or, since March 30, 2005, with any dominant foreign carrier on routes where a demonstration has been made that at least one U.S. carrier has a settlement arrangement with the dominant foreign carrier that is compliant with the FCC's applicable benchmark settlement rates. This action has greatly lessened the number of instances in which the Policy applies, effectively granting U.S. and foreign carriers greater freedom to set rates and terms in their agreements. As a result, 164 countries currently are exempt from the Policy, representing over 90% of all U.S.-originated international traffic. Notwithstanding the foregoing, the FCC could find that we do not meet certain Policy requirements with respect to certain of our foreign carrier agreements. Although the FCC generally has not issued penalties in this area, it has issued a Notice of Apparent Liability to a U.S. company for violations of the Policy and it could, among other things, issue a cease and desist order, impose fines or allow the collection of damages if it finds that we are not in compliance with the Policy. Any of these events could have a material adverse effect on our business, financial condition, or results of operation.

Regulation of Enhanced Service Providers

Under FCC rules, telecommunications services are those that transmit user information from point to point (or points) without change in form or content, while "enhanced" services either provide additional information or provide some manipulation of the form or content of the user's transmitted information. "Enhanced service providers" are exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contributions to the federal Universal Service Fund. Similarly, where telecommunications service providers have offered enhanced services in addition to their telecommunications services, the FCC and state regulatory bodies have exempted the enhanced service component and its associated revenue from legacy telecommunications regulations, such as access charges and contributions to the respective Universal Service Fund. Some of the services that IDT provides may be characterized for regulatory purposes as enhanced services.

The FCC held in a Declaratory Ruling and Report and Order released on June 30, 2006, or the "Order," that calling cards that use VoIP to transmit telecommunications were telecommunications, not enhanced services. Consequently, the Order held that, both retrospectively and prospectively from the effective date, the minutes from "IP-in-the-middle" calling cards were subject to access charges and that service providers must contribute to the Universal Service Fund based on revenue generated from such calling cards. In the Order, the FCC also held that calling cards that jointly provide enhanced and telecommunications services are to be treated as telecommunications services and thus, subject to access charges and Universal Service Fund contributions. However, for the enhanced, or menu-driven, cards, application of access charges and USF contributions would only be prospective. In the Order, the Commission also imposed several intercarrier and governmental reporting obligations. Numerous aspects of the Order are on appeal and we cannot be sure that the FCC's conclusions and requirements will remain in effect. As a result of the Order, particularly its retroactive application for IP-in-the-middle services, we could be subject to fines, penalties or additional costs for services provided in the past, which could adversely affect our financial condition.

REGULATION OF TELECOM BY STATE PUBLIC UTILITY COMMISSIONS

Our telecommunications services that originate and terminate within the same state, including both local service and in-state long distance toll calls, are subject to the jurisdiction of that state's public utility commission. The Communications Act of 1934, as amended, generally preempts state statutes and regulations that prevent the provision of competitive services, but permits state public utility commissions to regulate the rates, terms and conditions of intrastate services, so long as such regulation is not inconsistent with the requirements of federal law. IDT is certified to provide facilities-based and/or resold long distance service in all 50 states and facilities-based and resold local exchange service in 45 states. In addition to requiring certification, state regulatory authorities may impose tariff and filing requirements, consumer protection measures, and obligations to contribute to universal service and other funds. Rates for intrastate switched access services, which we both pay to local exchange companies and collect from long-distance companies for originating and terminating in-state toll calls, are subject to the jurisdiction of the state commissions. State commissions also have jurisdiction to approve negotiated rates, or establish rates through arbitration, for interconnection, including rates for unbundled network elements. Changes in those access charges or rates for unbundled network elements could have a substantial and material impact on our business.

REGULATION OF TELECOM—INTERNATIONAL

International Licensing for Telecommunications Services

In connection with our international operations, we have obtained licenses or are otherwise authorized to provide telecommunications services in various foreign countries. We have obtained licenses or authorizations in Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, Denmark, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Mexico, the Netherlands, Peru, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland, the United Kingdom and Uruguay. In numerous countries where we operate or plan to operate, we are subject to many local laws and regulations that, among other things, may restrict or limit the ability of telecommunications companies to provide telecommunications services in competition with state-owned or state-sanctioned dominant carriers.

REGULATION OF INTERNET TELEPHONY

The use of the Internet and private IP networks to provide voice communications services is a relatively recent market development. Although the provision of such services is currently permitted by United States law and largely unregulated within the United States, several foreign governments have adopted laws and/or regulations that could restrict or prohibit the provision of voice communications services over the Internet or private IP networks. More aggressive regulation of the Internet in general, and Internet telephony providers and services specifically, may materially and adversely affect our business.

In June 2006, the FCC announced that interconnected VoIP providers, such as Net2Phone, would be required to contribute to the federal Universal Service Fund ("USF"), beginning October 2006. As a result of the FCC's action, we now contribute to the USF for our interconnected VoIP revenue. If we fail to report our revenue and remit contributions to the USF on that revenue accurately, we may be subject to late fees, penalties or other actions, which could negatively affect our business.

The action by the FCC also expanded the possibility that our interconnected VoIP services may become subject to state regulation, which will likely lead to higher costs and reduce or eliminate the competitive advantage interconnected VoIP holds over traditional telecommunications services.

REGULATION OF SPECTRUM

The FCC regulates the grant, administration, and renewal of spectrum licenses in the United States. The FCC and the International Telecommunications Union (ITU) also regulate a variety of spectrum interference, coordination, and power emission standards and authorizations. IDT Spectrum holds certain fixed wireless spectrum licenses and provides service over that spectrum. Some significant areas of regulation include:

Secondary Spectrum Markets: Spectrum Leasing

On May 15, 2003, the FCC adopted rules designed, in part, to assist in creating a national secondary market in spectrum leasing. On July 8, 2004, the FCC adopted a 2nd Report and Order, Order on Reconsideration, and Second Further Notice of Proposed Rulemaking to further streamline the rules governing secondary spectrum markets and to request further comments about additional future rule changes. Among other things, the FCC installed unprecedented "immediate approval" processes for certain de facto spectrum leases, which essentially means that an eligible license holder, like IDT Spectrum, may lease the same spectrum to multiple users, provided those users are aware that the arrangement is non-exclusive. Additionally, the FCC allows an eligible license holder to issue leases that allow splitting spectrum usage over frequency, space and time.

Renewal of 39 GHz and 28 GHz Local Multipoint Distribution Service (LMDS) Licenses

IDT Spectrum's area-wide 39 GHz licenses (our major holdings) possess a 10-year term expiring on October 18, 2010. Our remaining 39 GHz licenses expire at various times between November 2006 and

February 2017, and IDT Spectrum filed applications with the FCC requesting either renewal or a waiver and an extension of the license period to October 2010 for 103 39 GHz Rectangular Service Area or RSA licenses whose term expires on or before the end of the calendar year 2007. The term of IDT Spectrum's New York City LMDS license ended on February 1, 2006, and IDT Spectrum filed applications with the FCC requesting either renewal or a waiver and an extension of the license period to October 2010. On January 31, 2007, the FCC Wireless Telecommunications Bureau granted a limited extension of the 39 GHz RSA licenses and the New York City LMDS license until August 1, 2007. We filed a petition for reconsideration on March 2, 2007, and on July 31, 2007, the FCC Wireless Telecommunications Bureau conditionally renewed the New York City LMDS license until February 1, 2016, subject to a demonstration of "substantial service" by October 6, 2008. Failure to demonstrate substantial service by this date shall result in automatic cancellation of this license. The FCC has yet to decide the issues of the renewal and/or extensions of the license periods for the 39 GHz RSA licenses. The renewal date for our 15 other LMDS licenses is August 10, 2008. IDT Spectrum has followed the lead of two ad hoc coalitions of LMDS licensees who petitioned the FCC earlier this year for multi-year extensions of the build out requirements for LMDS licenses. The general bases for these petitions are the lack of affordable LMDS radio equipment and the lack of widespread demand for services provided over LMDS spectrum. As part of its petition, IDT Spectrum also requests similar treatment of the other upper millimeter wave band licenses, specifically the 39 GHz Economic Area (EA) licenses that have a November 2010 construction/renewal deadline. The FCC's stated policy for renewal of licenses in these bands is that licensees will have a renewal expectancy if they demonstrate substantial service during the initial license periods. The FCC's application of substantial service criteria cannot be predicted and we cannot be assured that the FCC will renew or extend the construction deadline for any or all of our licenses. A failure by the FCC to renew or extend the construction deadline for our licenses in major markets could have a material adverse effect on those businesses.

REGULATION OF ENERGY

IDT Energy operates as an ESCO in an evolving market, affected by the actions of governmental agencies, mostly on the state level (such as the New York Public Service Commission (NYPSC)), and other organizations (such as the New York ISO (NYISO) and indirectly the Federal Energy Regulatory Commission (FERC)s). ESCOs are regulated primarily pursuant to retail access-related orders of the NYPSC as implemented by the retail access plans, programs, operating procedures and tariffs and rate schedules of the utilities in New York. In addition, IDT Energy is affected by and must comply with the applicable NYISO tariff terms and conditions related to Load Serving Entities that purchase electricity in the NYISO markets. ESCOs must also comply with certain limited provisions of the Home Energy Fair Practices Act, within the New York Public Service Law, and regulations promulgated thereunder. While New York State is considered a leader in the restructuring of the energy industry from regulated vertically-integrated monopolies to competitive markets, IDT Energy may be subject to new laws, orders or regulations or the revision or interpretation of existing laws, orders or regulations.

REGULATION OF CARMEL

Debt collection practices are governed by both federal and state law in the United States. The Fair Debt Collection Practices Act, or FDCPA, is the primary federal law governing debt collection practices. The FDCPA makes provision for aggrieved consumers to file private lawsuits against a collection agency that violates the law. Alternately, the Federal Trade Commission or the state Attorney General may take action against a noncompliant collection agency, including issuing fines, ordering damages, restricting the agency's operations or even closing it down. Regulation of collection agencies occurs primarily at the individual state level as most states require collection agencies to be licensed and/or bonded. In addition, many states have laws regulating debt collection activities. The FDCPA provides that a more restrictive state law will supersede any similar provision of the FDCPA. During fiscal 2007, some states began to take steps to regulate not only debt collection agencies but also companies that engage in debt portfolio acquisition and management activities.

REGULATION OF OTHER BUSINESSES

We operate other smaller or early-stage initiatives and operations, including Ethnic Grocery Brands, our grocery distribution business, IDT Global Services, which is primarily comprised of its call center operations, and certain real estate investments, any of which may be subject to federal, state, or local laws and regulations.

INTELLECTUAL PROPERTY

We rely on a combination of patents, copyrights, trademarks, domain name registrations and trade secret laws in the United States and other jurisdictions and contractual restrictions to protect our intellectual property rights and our brand names. All employees of IDT sign confidentiality agreements. These agreements provide that the employee may not use or disclose confidential Company information except as expressly permitted in connection with the performance of his or her duties for the Company, or in other limited circumstances. These agreements also state that, to the extent rights in any invention conceived of by the employee while employed by us do not vest in the Company automatically by operation of law, the employee is required to assign his or her rights to us.

IDT owns more than 290 trademark and service mark registrations and pending applications in the United States and additional registrations abroad. IDT protects its brands in the marketplace including the IDT and Net2Phone Brands. Where deemed appropriate, we have filed trademark applications throughout the world in an effort to protect our trademarks. Where deemed appropriate, we have also filed patent applications in an effort to protect our patentable intellectual property. IDT's business units now have over 81 issued patents and 78 patent applications pending in the United States and abroad. Excluding those issued to Net2Phone, discussed below, we own 6 issued patents and 22 patent applications in the United States and 16 patents issued abroad with more than 34 patent applications pending abroad.

In fiscal 2007, IDT's business units have procured new issued patents and filed new patent applications in the United States and abroad. IDT's businesses also have modified or pruned their portfolios based on strategic initiatives, cost effectiveness and other factors.

IDT maintains a global telecommunications switching and transmission infrastructure that enables us to provide an array of telecommunications, Internet access and Internet telephony services to our customers worldwide. Our network is continuously monitored by our Network Operations Center based in Piscataway, New Jersey. IDT has domestic and foreign patents and patent applications regarding its infrastructure and or global telecommunication network for its international telecommunications traffic and the international traffic of other telecommunications companies.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in the telecommunications industry and other industries in which we compete own large numbers of patents, copyrights and trademarks and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use.

IDT Telecom

IDT Telecom currently owns 3 issued patents and has 8 pending patent applications in the United States. IDT Telecom has 13 foreign patent applications pending in various countries abroad.

IDT Capital

IDT Capital currently owns a combined total of 12 pending patent applications in the United States and in various countries abroad that relate to either business operations it oversees or businesses-in-development. IDT Capital also owns, or has licenses to, certain trademark and service mark registrations and pending applications in the United States and additional registrations abroad.

IDT Spectrum

IDT Spectrum currently owns 3 issued patents and one pending patent application in the United States as well as 14 foreign patents and 8 foreign patent applications pending in various countries abroad.

Net2Phone

Net2Phone currently owns 37 issued patents and has over 20 pending patent applications in the United States. Net2Phone has 33 foreign issued patents, and over 11 patent applications pending abroad. Many of these patents relate to VoIP communications.

On June 1, 2006, we filed a complaint in the United States District Court for the District of New Jersey alleging that eBay, Inc., Skype Technologies SA, Skype, Inc. and several as-of-yet-unidentified business entities (collectively, "Skype") infringed a patent owned by us. Our complaint was amended to include claims for Skype's alleged infringement of additional patents, all owned by us. The lawsuit seeks, among other things, an injunction enjoining Skype from infringing these patents and monetary damages in connection with Skype's alleged infringement. Skype has answered the complaint, denying any liability with respect to the Company's claims.

Net2Phone owns more than 22 trademark and service mark registrations in the United States. Net2Phone owns more than 135 trademark and service mark registrations and pending applications in various foreign countries. Net2Phone's most important mark is "NET2PHONE". Net2Phone has made a significant investment in protecting this mark, and Net2Phone believes it has achieved recognition in the United States and abroad. Net2Phone is currently engaged in an international filing program to file trademark applications for trademark registrations of the mark NET2PHONE in a number of foreign countries.

INTERNATIONAL SALES

In fiscal years 2007, 2006 and 2005, revenue from customers located outside of the United States accounted for approximately 31%, 31%, and 27% of our total revenues, respectively. We anticipate that revenues from international customers will continue to account for a significant percentage of our total revenues.

EMPLOYEES

As of October 1, 2007, we had a total of approximately 2,360 employees.

Item 1A. Risk Factors.

RISK FACTORS

Our business, operating results or financial condition could be materially adversely affected by any of the following risks as well as the other risks highlighted elsewhere in this document, particularly the discussions about regulation, competition and intellectual property. The trading price of our Class B common stock and common stock could decline due to any of these risks.

RISKS RELATED TO OUR TELECOMMUNICATIONS BUSINESSES

Each of our telecommunications business lines is highly sensitive to declining prices, which may adversely affect our revenues and margins.

The worldwide telecommunications industry has been characterized in recent years by intense price competition, which has resulted in a significant decline in both our average per-minute price realizations and our average per-minute termination costs, as well as more recent decreases in revenue in our calling cards division. Many of our competitors in all of the retail telecommunications market segments in which we operate are aggressively pricing their services. We believe that a factor in our competitors' ability to aggressively price their services is attributable to misrepresentations made by certain of our competitors regarding their services, which led us to file a lawsuit against our competitors in an attempt to level the playing field in our industry. Our intense competition has led to continued erosion in our pricing power, both in our retail and wholesale markets, and we have generally had to pass along any savings we achieve on our per minute costs to our customers in the form of lower prices. Any increase by us in pricing may result in our prices not being as attractive, which may result in a reduction of revenue. We have recently introduced increased pricing on certain of our calling card products, which, along with other competitive factors, has caused revenue generated by our prepaid calling cards to decrease as a result of decreased traffic. If this trend continues or intensifies, it could have a material adverse effect on the revenues generated by our telecommunications business lines or our ability to maintain our margins.

Because our calling cards generate the bulk of our revenue, our growth and our results of operations are substantially dependent upon growth in this business, and we face significant competition.

During fiscal 2007, our Prepaid Products segment generated $936.7 million in revenues, which accounted for 54.1% of IDT Telecom's revenues and 46.5% of our total consolidated revenues. Our calling card businesses account for over 97% of the revenues of our Prepaid Products segment. Accordingly, our results of operations and future growth depend on the performance of this business. We compete in the prepaid calling card market with many of the established facilities-based carriers, such as AT&T, Verizon and Sprint. These companies are substantially larger and have greater financial, technical, engineering, personnel and marketing resources, longer operating histories, greater name recognition and larger customer bases than we do. The use by these competitors of their resources could significantly impact our ability to compete successfully.

In addition to these larger competitors, we face significant competition from smaller calling card providers, who from time-to-time offer rates that are substantially below our rates, and in some instances below what we believe to be the cost to provide the service, in order to gain market share. This type of pricing by one or more competitors can adversely affect our revenues, as they gain market share at our expense, and our gross margins, if we lower rates in order to better compete. We believe one of the reasons that certain of our competitors are able to offer lower pricing is because their cards do not deliver all the minutes they claim to sell. Accordingly, on March 8, 2007, we filed a civil anti-fraud action in the federal district court in Newark, New Jersey, claiming that these competitors have been misleading calling card customers, and as a result, negatively impacting our market share, resulting in a reduction of our revenues and profits. Although the judge in this case chose not to grant the preliminary injunction we requested, a decision which was affirmed on appeal, we are continuing with this lawsuit. We are uncertain, even with the potential of fair competition, whether we will be able to regain revenues lost over the past number of quarters. Additionally, we cannot be assured that our actions will adjust the market so that we can better compete.

The continued growth of the use of wireless services, largely due to lower pricing of such services, has adversely affected the sales of our prepaid calling cards as customers migrate from using prepaid calling cards to wireless services. We expect pricing of wireless services to continue to decrease, resulting in increased substitution of prepaid calling cards by wireless services and increased pricing pressure on our prepaid calling cards.

If we are not able to increase or maintain our sales of prepaid calling cards, our overall results of operations could continue to materially suffer. Further, if our competitors continue to utilize their greater resources or operate at lower levels of profitability in order to more aggressively market their products and services, or continue to mislead calling card customers, this significant portion of our revenues and profitability could continue to be adversely affected.

We may not be able to obtain sufficient or cost-effective termination capacity to particular destinations.
Most of our telecommunications traffic is terminated through third-party providers. In order to support our minutes-of-use demands and geographic expansion, we may need to obtain additional termination capacity or destinations. We may not be able to obtain sufficient termination capacity from high-quality carriers to particular destinations or may have to pay significant amounts to obtain such capacity. This could result in our not being able to support our minutes-of-use demands or in a higher cost-per-minute to particular destinations, which could adversely affect our revenues and margins.

The termination of our carrier agreements with foreign partners or our inability to enter into carrier agreements in the future could materially and adversely affect our ability to compete in foreign countries, which could reduce our revenues and profits.
We rely upon our carrier agreements with foreign partners in order to provide our telecommunications services to our customers. These carrier agreements are for finite terms and, therefore, there can be no guarantee that these agreements will be renewed at all or on favorable terms to us. Our ability to compete in foreign countries would be adversely affected if our carrier agreements with foreign partners were terminated or we were unable to enter into carrier agreements in the future to provide our telecommunications services to our customers, which could result in a reduction of our revenues and profits.

Our customers, particularly our wholesale carrier customers, could experience financial difficulties, which could adversely affect our revenues and profitability if we experience difficulties in collecting our receivables.
As a provider of international long distance services, we depend upon sales of transmission and termination of traffic to other long distance providers and the collection of receivables from these customers. The wholesale market continues to feature many smaller, less financially stable companies. If continued weakness in the telecommunications industry reduces our ability to collect our accounts receivable from our major customers, particularly our wholesale carrier customers, our profitability may be substantially reduced. While our most significant customers vary from quarter to quarter, our five largest wholesale carrier customers accounted for

5.4% of our total consolidated revenues in fiscal 2007 compared with 5.1% in fiscal 2006. This concentration of revenues increases our exposure to non-payment by our larger customers, and we may experience significant write-offs related to the provision of wholesale carrier services if any of our large customers fail to pay their outstanding balances, which could adversely affect our revenues and profitability.

Our revenues will continue to suffer if our distributors and sales representatives, particularly Union Telecard Alliance, LLC, fail to effectively market and distribute our prepaid calling card products and other services.
We currently rely on our distributors and representatives for marketing and distribution of our prepaid calling card products and other services. We hold a 51% ownership interest in Union Telecard Alliance, LLC, or UTA, which utilizes a network of more than 1,000 sub-distributors (ranging from large companies to sole proprietors) that sell to retail outlets throughout the United States to distribute our prepaid calling cards. Subject to provisions of early termination, our exclusive distribution agreement with UTA is set to expire on April 24, 2009. In addition to UTA's sub-distributors, UTA is in the early stages of developing its own direct-to-retailer distribution network in order to increase revenues and margins by, among other things, driving sales with an increased brand identity. We believe that the development of UTA's own direct-to retailer distribution network may take significant time, and there is no assurance UTA can successfully or cost-effectively build such a network or that the development of UTA's distribution network may not otherwise adversely affect our business.

In foreign countries, we are dependent upon our distributors and independent sales representatives, many of which also sell services or products of other companies. As a result, we cannot control whether these foreign distributors and sales representatives will devote sufficient efforts to selling our services. In addition, we may not succeed in finding capable retailers and sales representatives in new markets that we may enter. If our distributors or sales representatives fail to effectively market or distribute our prepaid calling card products and other services, our ability to generate revenues and grow our customer base could be substantially impaired.

Increased competition in the consumer and business telephone market, particularly from the regional bell operating companies, or RBOCs, and cable operators, could accelerate our customer churn rate, revenue declines and profit declines in that business.
We offer stand-alone long distance phone service to residential and business subscribers throughout the United States and we offer local service, bundled with long distance service, to residential subscribers in 11 states. The U.S. consumer phone services industry is characterized by numerous entities competing for a relatively static number of customers, leading to a high customer turnover rate because customers frequently change service providers in response to offers of lower rates or promotional incentives. Competition in the United States to provide phone services is intense. Our primary competitors in the long distance market include major long distance carriers and the RBOCs. The three RBOCs are (i) AT&T (which acquired BellSouth in December 2006), (ii) Qwest and (iii) Verizon (which now includes MCI). Each of the RBOCs continues to enjoy a virtual monopoly as the Incumbent Local Exchange Carrier, or ILEC, in its respective territory and the RBOCs are well funded. In a battle for market share, the RBOCs have considerable resources and we expect the RBOCs to continue to increase their share of the long distance market. Some of our competitors offer products and services available as part of their bundled service offerings, such as wireless services, high speed Internet access and television, that we do not presently offer as a bundled service offering.

We also compete in the consumer phone services market with cable operators. Many cable operators market their cable telephony product as a VoIP service, so they do not charge certain fees, such as the Subscriber Line Charge and the Federal Excise Tax, to subscribers, thus permitting the cable operators to provide their service at highly competitive rates. Cable operators also offer television and high-speed Internet access along with their telephony product, providing a "one stop shopping" service. In addition, we are at a disadvantage vis-à-vis cable operators because cable operators have their own network and are not reliant on ILEC facilities to provide service and are not affected by regulatory uncertainty facing access to and the cost of ILEC facilities. In particular, we face an additional competitive challenge because Cablevision and Time Warner—two cable operators that have been particularly aggressive in rolling out a cable telephony product—have clusters of cable franchises that overlap areas where a high percentage of our local telephony subscribers are located.

In the consumer phone services market, we also compete with "stand-alone" VoIP operators, who provide service over a customer's existing broadband Internet connection. While these operators have captured a relatively small portion of the overall market to date, their share is growing.

This increased competition could accelerate our customer churn rate, revenue declines and profit declines in the consumer and business telecom markets, thereby reducing the duration that we can "harvest" the business.

We rely on the RBOCs for access to our consumer customers' premises, and if that access is not maintained our ability to offer local telephone service will be constrained.

We rely on utilizing the RBOCs' networks to gain access to our customers' premises to provide the local portion of our bundled local and long distance services. That access was previously assured by the UNE-P rules of the Federal Communications Commission, or FCC, which mandated that the RBOCs make their networks available to alternate service providers, such as us, at set rates. In February 2005, the FCC effectively repealed the UNE-P rules, which has constrained our ability to compete. We have entered into agreements with Verizon, AT&T and BellSouth (acquired by AT&T in December 2006) granting us access to their respective networks, albeit at higher rates than we paid under the UNE-P system. This has impaired our overall ability to offer our bundled service at competitive rates and has led to a decline in our consumer phone services business and our overall revenues. Further, as the consumer bundled service has higher margins than does most of our other telecom offerings, the decrease in the proportions of our overall revenues from that source has negatively affected our overall profit margins.

We have invested and are continuing to invest significant time and resources in an attempt to grow the business and subscriber base of our TúYo Mobile wireless unit, which ultimately may not be profitable.

Although we have invested significant time and resources into the growth of TúYo Mobile, such investments may not be realized and the business may not be profitable. Competition in the MVNO market has been fierce, and a number of other mobile wireless service providers have also targeted the Hispanic population. Such intense competition presents significant pricing pressures and results in relatively low margins, and many other MVNOs have already failed. In addition, the costs we incur in acquiring TúYo Mobile subscribers may not provide us with a reasonable return on investment, due to the risk of high turnover of subscribers.

RISKS RELATED TO IDT ENERGY

In the event that certain best practices and programs with which we comply were to be revised, it could disrupt our operations and adversely affect our results and operations.

Certain retail access "best practices" and programs proposed and/or required by the NYPSC have been implemented by utilities in several service territories in which IDT Energy operates. IDT Energy utilizes and has incorporated these practices and programs in its current business plan. These practices include: ESCO referral programs, purchase of receivables, access to customer data, and alignment of utility incentives. In particular, we participate in a program under which certain utilities offer guarantees of customer receivables in exchange for a percentage, generally less than or equal to 1.5%, of the total receivables of our customers in their region. This program is a key component of our control of bad debt risk in our ESCO business. In the event that any of these best practices or programs were to be revised or eliminated by the NYPSC or the individual utilities, we would need to adjust IDT Energy's current strategy regarding customer acquisition and its focus on the growth of its customer base. Any failure to properly respond to changing conditions could adversely affect our results of operations and profitability. The NYPSC recently initiated a proceeding in order to generically examine the utility programs and practices it directed in recent years to advance the development of the competitive retail market for electricity and natural gas in New York. According to the NYPSC's Notice in this proceeding, the NYPSC stated that it may be appropriate at this time to review these programs and practices given the existence of numerous ESCOs providing competitive retail services and the current condition of the market. The NYPSC has yet to issue an order in this proceeding and it is unclear when and how the NYPSC may rule on the utility programs and practices currently in place and whether IDT Energy may be adversely affected by any related rulings or rate proceedings of the specific utility.

Our current strategy with respect to our energy business is based on current regulatory and market conditions and assumptions which could change or prove to be incorrect.

Our current approach to the ESCO business is to aggressively seek to add customers through active marketing. We believe that is the proper strategy based on market conditions, the financial results of the business and our ability to manage our costs and risk profile. All of those factors are subject to change based on changes in the relatively young industry, weather conditions and the prices for energy which are subject to market, regulatory, geopolitical and other factors out of our control. Milder weather than expected could reduce demand for our services. With respect to the regulatory environment, regulation over the electricity and gas markets have been in flux at the state and federal levels. In particular, the pricing for capacity, energy and ancillary services in the NYISO markets continues to evolve as the NYISO recently has filed changes to its market rules involving Installed Capacity in New York City with FERC to address market power mitigation issues. To the extent these and other NYISO market changes are adopted by FERC, they may be subject to rehearing, judicial review and complaints by market participants or the NYISO. Any proposed NYISO market changes may affect the prices at which IDT Energy purchases electricity for its customers. While we seek to pass along increases in energy costs to our customers, we may not always be able to do so. Any changes in these factors, or if the industry development changes significantly, could have an adverse effect on the revenues, profitability and growth of this business or call into question the viability of our current growth strategy.

The ESCO business, and our participation in this market, is relatively new and evolving factors could adversely impact the market and our performance.

The ESCO business grew out of the deregulation of the energy market in the State of New York, which only began in 2000. Further, IDT only entered the market in 2004. Accordingly, the entire market is still evolving and we are continuing to hone our operations and strategy. We cannot predict how the market will develop or if our focus on customer acquisition and growth will prove to be the proper strategy. If our presumptions prove to be incorrect, the results of operations of this business could be adversely affected. Moreover, the ESCO business is fiercely competitive and competitors often adopt unfair business practices to sign up new customers. Such unfair practices by other companies can adversely affect our ability to grow or maintain our customer base.

RISKS RELATED TO IDT CARMEL

IDT Carmel Portfolio Management may not be able to purchase consumer receivables portfolios at appropriate prices, and a decrease in our ability to purchase portfolios of receivables could adversely affect our ability to generate revenue and profits.

Our success depends on the continued availability of consumer receivable portfolios that meet our purchasing criteria and our ability to identify and finance the purchase of such portfolios. The availability of consumer receivable portfolios at favorable prices and on terms acceptable to us depend on many factors outside of our control, including, but not limited to, the continuation of the current growth trend in consumer debt and the continued volume of consumer receivable portfolios available for sale. We may not be able to continue to acquire receivables in sufficient amounts to operate efficiently and profitably.

IDT Carmel may not be able to collect the expected amounts on its consumer receivables portfolios, which would adversely affect our revenues and results of operations.

Many factors affect our ability to recover on the debt portfolios that we purchased through IDT Carmel, many of which are out of our control. For example, our ability to recover on the debt portfolios purchased through IDT Carmel may decrease in a weak economic cycle. Furthermore, a weak economic cycle may depress portfolio market prices thus reducing the value of existing portfolios in our inventory. The inability to recover on our debt portfolios at the rates anticipated would adversely affect our revenues and results of operations.

The debt collection business is heavily regulated and highly competitive, which could adversely affect our operations.

Any change in laws, rules, regulations and ordinances may negatively limit our ability to acquire, recover and/or enforce our rights with respect to receivables and may create compliance exposure. Increased regulation of debt portfolio companies at the state level may negatively limit our ability to acquire and manage debt portfolios through our IDT Carmel Portfolio Management, LLC subsidiary. Debtors and regulatory authorities frequently sue violators, including via class action lawsuits under consumer credit, collections, employment, securities and other laws.

The consumer debt collection industry is highly competitive and fragmented. We compete in the acquisition of portfolios and collection accounts with a wide range of other purchasers of consumer receivables, third party collection agencies, large buyers of debt who have developed certain key relationships with sellers of receivables and large entities with strong financial resources that purchase small to mid-size debt collection companies for strategic purposes. Some of our competitors may have substantially greater personnel, capital and financial resources. The potential entry of new competitors, including companies that historically focused on the acquisition of different asset types, and the expected increase in competition from current market participants may reduce our access to consumer receivable portfolios. Aggressive pricing by our competitors could raise the price of consumer receivable portfolios above levels that we are willing to pay, which could reduce the number of consumer receivable portfolios suitable for us to purchase or if purchased by us, reduce the profits, if any, generated by such portfolios. If we are unable to purchase receivable portfolios at favorable prices or at all, our finance income and earnings could be materially reduced and substantially hinder our ability to grow the business. Furthermore, in this highly competitive industry, maintaining skilled and motivated collectors is essential to being competitive, and is increasingly difficult. Our failure to compete effectively for skilled collectors and portfolios can adversely affect the development, growth and profitability of this business.

IDT Carmel's collections may decrease if bankruptcy filings increase or if bankruptcy laws change.
During times of economic recession, the amount of charged-off consumer receivables generally increases, which contributes to an increase in the amount of personal bankruptcy filings. Under certain bankruptcy filings, a debtor's assets are sold to repay creditors, but since the charged-off consumer receivables we are attempting to collect are generally unsecured or secured on a second or third priority basis, we often would not be able to collect on those receivables. Our collections may decline with an increase in bankruptcy filings or if the bankruptcy laws change in a manner adverse to our business, in which case, our financial condition and results of operations could be materially adversely affected.

RISKS RELATED TO OUR FINANCIAL PERFORMANCE AND GROWTH STRATEGY

We have incurred significant losses since our inception, which could cause the trading price of our stock to decline.
We have incurred significant losses since our inception. During fiscal 2007, we had consolidated net income of $58.6 million, as a result, in part, of a $205.2 million gain recorded on the sale of IDT Entertainment and a $44.7 million gain on the sale of our U.K.-based Toucan business. Absent these gains, we would have recorded a net loss, as we have in prior fiscal years. If we are not able to achieve overall profitability or maintain any profitability that we do achieve, the trading price of our stock could be negatively affected.

Our growth strategy depends, in part, on our acquiring complementary businesses and assets and expanding our existing operations, which we may be unable to do.
Our growth strategy is based, in part, on our ability to acquire businesses and assets that are typically complimentary to our existing operations. The success of this acquisition strategy will depend, in part, on our ability to accomplish the following:

- identify suitable businesses or assets to buy;
- complete the purchase of those businesses on terms acceptable to us;
- complete the acquisitions in the time frame we expect;
- improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and
- avoid or overcome any concerns expressed by regulators, including antitrust concerns.

There can be no assurance that we will be successful in pursuing any or all of these steps. Our failure to implement our acquisition strategy could have an adverse effect on other aspects of our business strategy and our business in general. We may not be able to find appropriate acquisition candidates, acquire those candidates that we find or integrate acquired businesses effectively or profitably.

Our acquisition program and strategy may lead us to contemplate acquisitions of companies in distress or in bankruptcy, which entail additional risks and uncertainties. Such risks and uncertainties include, without limitation, that, before assets may be acquired, customers may leave in search of more stable providers and vendors may terminate key relationships. Also, assets are generally acquired on an "as is" basis, with no recourse to the seller if the assets are not as valuable as may be represented. Finally, while distressed or bankrupt companies may be acquired for comparatively less money, the cost of continuing the operations may significantly exceed expectations.

We have in the past used, and may continue to use, our capital stock as payment for all or a portion of the purchase price for acquisitions. If we issue significant amounts of our capital stock for such acquisitions, this could result in substantial dilution of the equity interests of our stockholders.

We hold significant cash, cash equivalents marketable securities and investments that are subject to various market risks.

As of July 31, 2007, we had approximately $661.0 million of cash, cash equivalents, marketable securities, and investments. As discussed below in the Quantitative and Qualitative Disclosure of Market Risk section, due to the variety of financial instruments that we hold we are exposed to various market risks. In particular, we are exposed to changes in interest rates primarily from our investments in cash equivalents and marketable debt securities. Furthermore, we hold a portion of our total asset portfolio (included in investments) in holdings of pooled investment vehicles, including hedge funds, that we hold for strategic and speculative purposes; as of July 31, 2007, the carrying value of our investments in such pooled investment vehicles was approximately $112.3 million. This carries a degree of risk, as there can be no assurance that the managers of the hedge funds in which we have invested will be able to accurately predict the course of price movements of securities and other instruments and, in general, the securities markets have in recent years been characterized by great volatility and unpredictability. As a result of these different market risks, our holdings of cash, cash equivalents, marketable securities and investments could be materially and adversely affected.

INTELLECTUAL PROPERTY, TAX AND REGULATORY RISKS

We may be adversely affected if we fail to protect our proprietary technology.

We depend on proprietary technology and other intellectual property rights in conducting our various business operations. We rely on a combination of patents, copyrights, trademarks and trade secret protection and contractual rights to establish and protect our proprietary rights. Failure of our patents, copyrights, trademarks and trade secret protection, non-disclosure agreements and other measures to provide protection of our technology and our intellectual property rights could enable our competitors to more effectively compete with us and have an adverse effect on our business, financial condition and results of operations.

In addition, we may be required to litigate in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or results of operations, and there can be no assurances that we will be successful in any such litigation. To date, we have not been successful in litigating certain infringement claims regarding patents owned by our Net2Phone subsidiary relating to VoIP technology.

We may be subject to claims of infringement of intellectual property rights of others.

From time to time we may be subject to claims and legal proceedings from third parties regarding alleged infringement by us of trademarks, copyrights, patents and other intellectual property rights. Such suits can be expensive and time consuming and could distract us and our management from focusing on our businesses. Further, loss of such suits could result in financial burdens and the requirement to modify our modes of operation, which could materially adversely affect our business.

IDT is subject to tax and regulatory audits which could result in the imposition of liabilities that may or may not have been reserved against.

IDT is subject to audit by taxing and regulatory authorities with respect to certain of its income and operations. These audits can cover periods for several years prior to the date the audit is undertaken and could result in the imposition of liabilities, interest and penalties if IDT's positions are not accepted by the auditing entity. Our financial statements contain reserves against certain of such liabilities, but we do not reserve against liabilities that we do not reasonably expect to be imposed.

On February 10, 2006, Universal Service Administrative Company, or USAC, notified us that it issued an Audit Report from its Internal Audit Division, or IAD. In calendar year 2005, the IAD audited our FCC Form 499-A filings for calendar years 2000 through 2004 related to the payments to the Universal Service Fund, and concluded that we incorrectly reported certain revenues on Forms 499-A. USAC directed us to refile our Forms 499-A for calendar years 2002 through 2004 in a manner consistent with the IAD's findings. We did not refile the Forms 499-A, as we believed the IAD is mistaken in certain conclusions regarding the treatment of our revenues. USAC, however, filed the forms on our behalf, which we believe to be impermissible under the FCC's rules and regulations.

We filed with the FCC a "Request for Review" of the Audit Report, which remains pending as of the date we are filing this Annual Report. USAC's revisions to our filing methodology resulted in additional regulatory payments for the years covered by the audit. Because we believe in the accuracy of our filing methodology and our Request remains pending, we have not revised our methodology for post-audit Form 499-A filings. We have accrued for all regulatory fees we believe may be incurred under IAD's methodology from 2002 through the present, in the event our Request is denied and/or our methodology is not upheld on appeal, and we have made payments on amounts that have been invoiced to us by USAC. The accrual amount for the years covered by the audit and subsequent years, as of July 31, 2007, is $42.7 million. Until a final decision has been reached in our dispute, we will continue to accrue in accordance with IAD's methodology. Our total accrual will likely continue to increase unless we remit certain payments to avoid late fees and/or penalties in spite of our pending appeal. If we do not properly calculate, or have not properly calculated, the amount payable by us to the Universal Service Fund, we may be subject to interest and penalties.

On June 5, 2007, we were notified by USAC that it intended to audit our Form 499-A filings for calendar years 2005 and 2006. USAC's audit remains ongoing as of the date of this Annual Report on Form 10-K. Since the audit has not concluded, we believe it is premature to state what, if any, legal or financial impact the audit may have on us.

The Internal Revenue Service, in the ordinary course of business, may audit some or all of our tax filings. In 2006, the IRS commenced an audit of us covering our fiscal years 2001, 2002, 2003 and 2004, which audit is ongoing and is of a broad scope. Our pre-tax income (loss) for those years was $741.8 million, $(281.2) million, $(91.4) million and $(99.6) million, respectively.

As discussed above, we are currently subject to audits by different European taxing authorities, including audits relating to VAT we have not collected from calling cards sold to distributors who, in turn, resell such cards in Europe. In the conduct of such audits, we may be required to disclose information of a sensitive nature and, in general, to modify the way we have conducted business with our distributors until the present, which may affect our business in an adverse manner. An additional audit of our VAT payments and our taxes is ongoing in the Netherlands.

Imposition of assessments as a result of tax and regulatory audits could have an adverse affect on our results of operations, cash flows and financial condition.

Federal, state, local and international government regulations may reduce our ability to provide services or make our business less profitable.

We are subject to varying degrees of regulation by federal, state, local and foreign regulators in each of our businesses. The implementation, modification, interpretation and enforcement of these laws and regulations vary and can limit our ability to provide many of our services. Our ability to compete in our target markets depends, in part, upon favorable regulatory conditions and the favorable interpretations of existing laws and regulations. For example, in February 2005, the FCC eliminated the availability of unbundled local switching at TELRIC prices, and thereby eliminated the ability of CLECs to obtain a full "UNE Platform" that provides all elements of local dial-tone service at TELRIC prices. The FCC also limited the availability of high-capacity loops and dedicated transport elements at TELRIC prices; these elements are now available only in particular markets that do not meet tests for the presence of competitive facilities as detailed in the FCC's rules. These changes have resulted in higher wholesale rates payable by us and have impaired our ability to offer local phone service at competitive rates.

In addition, pursuant to rules adopted by the FCC, our consumer phone services business is required to contribute to the Universal Service Fund. The FCC has proceedings underway to evaluate possible changes to the current rules for assessing contributions for the Universal Service Fund. Any change in the current assessment calculation procedure could result in higher fees payable by our consumer phone services business and could adversely affect our revenues and margins in consumer phone services.

We are subject to various taxes, fees and charges imposed pursuant to the different regulations to which we are subject. We believe that the reserves we have allocated for such taxes, fees and charges are adequate, but there can be no assurance that our assumptions and calculations used in determining the size of the reserves will be agreed with by the applicable regulatory bodies. In addition, such reservations and the amounts we are obligated to pay are based upon our positions under, and the interpretations we have taken of, complex regulatory schemes. Any changes to such regulations—or in our business that affect our positions under such regulations—could result in an increase in the amounts we are obligated to pay (on a prospective basis and, potentially, retroactively), and could have an adverse effect on our financial condition.

We may become subject to increased price competition from other carriers due to federal regulatory changes in determining international settlement rates.

Revenues from, and payments made in connection with, international service reflect payments under agreements between us and foreign telecommunications administrations or private carriers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from the United States. Various factors, including declining settlement rates, could affect the amount of net settlement payments from carriers to us in future years. These include changes in the proportion of outgoing as opposed to incoming calls. Any federal regulatory change to international telecommunications policy and/or settlement rates, may adversely affect our revenues costs and profitability.

Federal and state regulations may be passed that could harm Net2Phone's business.

Net2Phone's ability to provide VoIP communications services at attractive rates arises in large part from the fact that VoIP services are not currently subject to the same level of regulation as traditional, switch-based telephony. As such, VoIP providers can currently avoid paying some of the charges that traditional telephone companies must pay. Local exchange carriers are lobbying the FCC and the states to regulate VoIP on the same basis as traditional telephone services. Congress, the FCC and several states are examining this issue. If these regulators decide to increase VoIP regulations, they may impose surcharges, taxes or additional regulations upon providers of Internet telephony. These surcharges could include access charges payable to local exchange carriers to carry and terminate traffic or other charges and fees. The imposition of any such additional fees, charges, taxes and regulations on IP communications services could materially increase our costs and may limit or eliminate our competitive pricing advantages. In addition, we expect that regulations requiring compliance with the Communications Assistance for Law Enforcement Act (CALEA), or provision of 911 services required for traditional telecommunications providers, could place a significant financial burden on us depending on the technical changes required to accommodate the requirements. As a result of recent FCC actions regarding interconnect VoIP, we believe states may attempt to impose new or additional regulatory obligations and require us to pay additional charges and taxes. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our ability to offer services outside the United States is subject to the local regulatory environment, which may be unfavorable, complicated and often uncertain.

Regulatory treatment outside the United States varies from country to country. We distribute our products and services through resellers that may be subject to telecommunications regulations in their home countries. The failure of these resellers to comply with these laws and regulations could reduce our revenue and profitability, or expose us to audits and other regulatory proceedings. Regulatory developments such as these could have a material adverse effect on our operating results.

In many countries in which we operate or our services are sold, the status of the laws that may relate to our services is unclear. We cannot be certain that our customers, resellers, or other affiliates are currently in compliance with regulatory or other legal requirements in their respective countries, that they or we will be able to comply with existing or future requirements, and/or that they or we will continue in compliance with any requirements. Our failure or the failure of those with whom we transact business to comply with these requirements could materially adversely affect our business, financial condition and results of operations.

While we expect additional regulation of our industry in some or all of these areas, and we expect continuing changes in the regulatory environment as new and proposed regulations are reviewed, revised and amended, we cannot predict with certainty what impact new laws in these areas will have on us, if any. For a complete discussion of what we believe are the most material regulations impacting our business, see "Business—Regulation" included elsewhere in this Annual Report on Form 10-K.

RISKS RELATED TO OUR CAPITAL STRUCTURE

Holders of our Class B common stock have significantly less voting power than holders of our Class A common stock and our common stock.

Holders of our Class B common stock are entitled to one-tenth of a vote per share on all matters on which our stockholders are entitled to vote, while holders of our Class A common stock are entitled to three votes per share and holders of our common stock are entitled to one vote per share. As a result, the ability of holders of our Class B common stock to influence the management of our Company is limited.

IDT is controlled by its principal stockholder, which limits the ability of other stockholders to affect the management of IDT.

Howard S. Jonas, our Chairman of the Board and founder, has voting power over 11,642,130 shares of our common stock (which includes 9,816,988 shares of our Class A common stock, which are convertible into shares of our common stock on a 1-for-1 basis) and 5,253,946 shares of our Class B common stock, representing approximately 63.5% of the combined voting power of our outstanding capital stock, as of October 5, 2007. Mr. Jonas is able to control matters requiring approval by our stockholders, including the election of all of the directors and the approval of significant corporate matters, including any merger, consolidation or sale of all or substantially all of our assets. As a result, the ability of any of our other stockholders to influence the management of our Company is limited.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our headquarters are located in Newark, New Jersey in an approximately 484,000 square foot facility that we occupy under a lease that expires in 2019. Our headquarters house our executive offices, administrative, finance and marketing functions, carrier and customer service departments and our various developing operations, and serve as the headquarters for each of our operating segments.

We also occupy space in both leased and owned properties in New Jersey, Los Angeles, California, and other locations in metropolitan areas primarily to house telecommunications equipment.

We lease office space in Washington, D.C. for federal legal and government relations personnel.

We lease office space in Silver Spring, MD, which houses WMET's studio.

We own a building of approximately 45,000 square feet in Puerto Rico, 50% of which houses one of our call center operations and 50% of which is leased to a third party.

We maintain our European headquarters in London, England (corporate and carrier operations) and Dublin, Ireland (retail operations). We also maintain various international office locations and telecommunications facilities in portions of Europe, South America, Central America, Asia and Africa where we conduct operations.

We own approximately 86,100 square feet of a building in Jerusalem that houses one of our call centers and other operations. IDT leases space in three other locations in Israel to house call center operations.

IDT Capital has a controlling interest in a joint venture which holds a 100% leasehold interest in two leased buildings totaling 120,000 square feet in Palo Alto, California.

Item 3. Legal Proceedings.

On May 5, 2004, we filed a complaint in the Supreme Court of the State of New York, County of New York, seeking injunctive relief and damages against Tyco Group, S.A.R.L., Tyco Telecommunications (US) Inc. (f/k/a TyCom (US) Inc.), Tyco International, Ltd., Tyco International (US) Inc., and TyCom Ltd. We alleged that the defendants breached a settlement agreement that they had entered into with us to resolve certain disputes and civil actions among the parties. We alleged that the defendants did not provide us, as required under the settlement agreement, free of charge and for our exclusive use, a 15-year indefeasible right to use four Wavelengths in Ring Configuration (as defined in the settlement agreement) ("Wavelengths") on a global undersea fiber optic network that TyCom Ltd. was deploying at that time. In June 2004, Tyco International (US) Inc. and Tyco Telecommunications (US) Inc. asserted several counterclaims against us, alleging that we breached the settlement agreement and are liable for damages for allegedly refusing to accept the defendants' offer regarding the Wavelengths and for making a public statement that Tyco failed to provide us with the use of its Wavelengths. The parties completed pre-trial discovery and each party filed motions for summary judgment. On July 11, 2007, the Court granted our motion for partial summary judgment on liability, and granted our motion for summary judgment on Tyco's counterclaims.

On or about August 27, 2003, Aerotel, Ltd., Aerotel U.S.A., and Aerotel U.S.A., LLC ("Aerotel") filed a complaint against us in the United States District Court, Southern District of New York, seeking damages for alleged infringement of a patent. The parties reached a settlement and pursuant to a stipulation of dismissal all claims and counterclaims have been dismissed. The settlement provides for a payment of $15 million in cash to Aerotel, which we paid in the first quarter of fiscal 2008, and making available to Aerotel calling cards or PINs over time with potential termination costs of up to $15 million, subject to certain other conditions. In connection with this settlement, we accrued an expense in the fourth quarter of fiscal 2007 that is included in the Prepaid Products segment's selling, general and administrative expenses.

On March 29, 2004, D. Michael Jewett ("Jewett"), a former employee whose employment we terminated less than seven months after he was first hired, filed a complaint against us in the United States District Court, District of New Jersey, following his termination. The complaint alleges (i) violations of the New Jersey Anti-Racketeering Statute; (ii) violations of the New Jersey Conscientious Employee Protection Act ("CEPA"); (iii) violations of the New Jersey Law Against Discrimination ("LAD"); (iv) common law defamation; and (v) New Jersey common law intentional infliction of emotional distress. Jewett is seeking damages of $31 million, plus attorneys' fees. The Court dismissed the Anti-Racketeering claim and a portion of the LAD claim; and narrowed the remaining claims described above. On January 25, 2006, Jewett filed an amended supplemental pleading which we moved to dismiss. Plaintiff opposed our motion. On September 11, 2007, Judge Chesler issued an order which dismissed the CEPA and LAD claims, without prejudice, against all individual defendants with the exception of Jewett's direct supervisor. Judge Chesler also granted in part and denied in part our motion to dismiss the supplemental complaint. Judge Chesler dismissed plaintiff's abuse of process and defamation claims with prejudice. However, the judge denied the motion to dismiss the count for Intentional Infliction of Emotional Distress. Plaintiff also sought leave to amend his complaint and supplemental complaint to add some additional claims, which was denied as well. The parties are engaged in discovery.

On or about April 1, 2004, Jewett sent a copy of his complaint to the United States Attorney's Office because in his complaint, Jewett alleged, among other things, that improper payments were made to foreign officials in connection with an IDT Telecom contract. As a result, the Department of Justice, the Securities and Exchange Commission and the United States Attorney in Newark, New Jersey conducted an investigation of this matter. We and the Audit Committee of our Board of Directors initiated independent investigations, conducted by outside counsel, regarding certain of the matters raised in the Jewett complaint and in these investigations. Neither our nor the Audit Committee's investigations have found any evidence that we made any such improper payments to foreign officials. We continue to cooperate with these investigations.

On June 1, 2006, we filed a complaint in the United States District Court for the District of New Jersey alleging that eBay, Inc., Skype Technologies SA, Skype, Inc. and several as of yet unidentified business entities (collectively, "Skype") infringed patents owned by us. Our complaint was amended to include claims for Skype's alleged infringement of additional patents, all owned by us. The lawsuit seeks, among other things, an injunction enjoining Skype from infringing these patents and monetary damages in connection with Skype's alleged infringement. Skype has answered the complaint and amended complaints, denying any liability with respect to our claims.

On March 8, 2007, IDT Telecom, Inc. and UTA filed a complaint and on April 2, 2007 an amended complaint in the United States District Court for the District of New Jersey against several prepaid calling card companies. The lawsuit alleges that the defendants are systematically falsely promising minutes in their voice prompts and other advertisements that consumers cannot obtain from the cards they have bought. We sought an injunction barring the defendants from continuing their false promises as well as money damages and asserted that the defendants have violated the federal Lanham Act as well as several states' false advertising and deceptive trade practices statutes. We have settled with three of the defendant groups. On May 9, 2007, the judge in the case denied our motion for a preliminary injunction, which decision was affirmed by the Court of Appeals for the Third Circuit, and also denied motions to dismiss filed by all of the non-settling defendants who claimed that the Court lacked jurisdiction. We are continuing to pursue the case against the non-settling defendants.

In addition to the foregoing, the Company is subject to other legal proceedings that have arisen in the ordinary course of business and have not been finally adjudicated. Although there can be no assurance in this regard, in the opinion of management, none of the legal proceedings to which we are a party, whether discussed above or otherwise, will have a material adverse effect on our results of operations, cash flows or financial condition.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our Class B common stock trades on the New York Stock Exchange under the symbol "IDT" and our common stock trades on the New York Stock Exchange under the symbol "IDT.C."

The table below sets forth the high and low sales prices for our Class B common stock as reported by the New York Stock Exchange for the fiscal periods indicated.

	High	Low
Fiscal year ended July 31, 2006		
First Quarter	$13.50	$11.76
Second Quarter	$12.60	$11.38
Third Quarter	$12.75	$10.69
Fourth Quarter	$14.29	$11.01
Fiscal year ended July 31, 2007		
First Quarter	$14.89	$12.34
Second Quarter	$13.79	$12.42
Third Quarter	$13.87	$11.01
Fourth Quarter	$13.08	$ 9.69

The table below sets forth the high and low sales prices for our common stock as reported by the New York Stock Exchange for the fiscal periods indicated.

	High	Low
Fiscal year ended July 31, 2006		
First Quarter	$13.20	$11.99
Second Quarter	$12.40	$11.20
Third Quarter	$12.55	$10.81
Fourth Quarter	$13.90	$10.84
Fiscal year ended July 31, 2007		
First Quarter	$14.48	$12.50
Second Quarter	$14.17	$12.29
Third Quarter	$14.17	$10.57
Fourth Quarter	$12.46	$ 9.55

On October 5, 2007, there were 312 holders of record of our Class B common stock and 259 holders of record of our common stock. These numbers do not include the number of persons whose shares are in nominee or in "street name" accounts through brokers. On October 5, 2007, the last sales price reported on the New York Stock Exchange for the Class B common stock was $8.82 per share and for the common stock was $8.28 per share.

On April 24, 2007, we paid a $0.25 per share dividend to shareholders of record of our common stock, Class A common stock and Class B common stock at the close of business on March 27, 2007 in the aggregate amount of $20.6 million and we paid a cash dividend of $0.125 per share of our common stock, Class A common stock and Class B common stock on July 31, 2007 to shareholders of record at the close of business on July 23, 2007 in the aggregate amount of $10.2 million. The Board did not declare a dividend in the first quarter of fiscal 2008. The declaration of cash dividends in the future is subject to determination each quarter by the Board of Directors based on a number of factors, including our financial performance and our available cash resources. Accordingly, there can be no assurance that dividends in the future will be equal or similar to previous amounts or that the Board of Directors will not decide to suspend or discontinue the payment of cash dividends.

The information required by Item 201(d) of Regulation S-K will be contained in our Proxy Statement for our Annual Stockholders Meeting, which we will file with the Securities and Exchange Commission within 120 days after July 31, 2007, and which is incorporated by reference herein.

Performance Graph of Stock

The following chart sets forth the cumulative total stockholder return (assuming reinvestment of dividends, if any) on the Company's Class B common stock and common stock from July 31, 2001 through July 31, 2007, as well as the cumulative total return on (i) the New York Stock Exchange Composite Index, (ii) Standard & Poor's SmallCap 600 Index and (iii) the Nasdaq Telecommunications Index during such five-year period. The stock price performance of the graph below is not necessarily indicative of future performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among IDT Corporation, The NYSE Composite Index,
The S&P Smallcap 600 Index And The NASDAQ Telecommunications Index
$300
$250
$200
$150
$100
$50
$0
7/02
7/03
7/04
7/05
7/06
7/07
IDT Corporation Class B Common Stock (NYSE: IDT)
IDT Corporation Common Stock (NYSE: IDT.C)
NYSE Composite
S&P Smallcap 600
NASDAQ Telecommunications

* $100 invested on 7/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending July 31.

Issuer Purchases of Equity Securities

This table provides information with respect to purchases by us of shares of our Class B common stock and common stock during the fourth quarter of fiscal 2007.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs(1)
May 1 – 31, 2007	0	$ 0	0	24,584,500
June 1 – 30, 2007(2)	27,350	$11.66	0	24,584,500
July 1 – 31, 2007(3)	1,761,256	$10.35	1,693,300	22,891,200
Total	1,788,606	$10.37	1,693,300	

(1) Under our existing stock repurchase program, approved by our Board of Directors on June 13, 2006, we are authorized to repurchase up to an aggregate of 25 million shares of our Class B common stock and common stock, without regard to class.

(2) Consists of shares of Class B common stock that were tendered by employees of the Company to satisfy the employees' tax withholding obligations in connection with the vesting of awards of restricted stock. Such shares are repurchased by the Company based on their fair market value on the trading day immediately prior to the vesting date.

(3) Consists of 181,900 shares of common stock and 1,511,400 shares of Class B common stock purchased pursuant to the stock repurchase program, resulting in an aggregate of 22,891,200 shares that may yet be purchased under the stock repurchase program, and 67,956 shares of Class B common stock that were tendered by employees of the Company to satisfy the employees' tax withholding obligations in connection with the vesting of awards of restricted stock. Such shares are repurchased by the Company based on their fair market value on the trading day immediately prior to the vesting date.

Item 6. Selected Financial Data.

The selected consolidated financial data presented below for each of the fiscal years in the five-year period ended July 31, 2007 has been derived from our Consolidated Financial Statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected consolidated financial data relating to IDT Entertainment and Corbina Telecom has been reclassified to discontinued operations for all periods presented. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and other financial information appearing elsewhere in this Annual Report.

Fiscal Year Ended July 31, (in thousands, except per share data)	2007	2006	2005	2004	2003
Statement of Operations Data:					
REVENUES:					
Prepaid Products	$ 936,720	$1,194,926	$1,245,546	$1,175,445	$1,097,931
Consumer Phone Services	148,773	262,094	333,774	224,980	151,988
Wholesale Telecommunications Services	645,136	597,727	592,875	572,041	445,034
IDT Energy	190,751	112,773	12,047	—	—
IDT Capital	91,359	58,902	37,743	94,349	110,092
TOTAL REVENUES	2,012,739	2,226,422	2,221,985	2,066,815	1,805,045
COSTS AND EXPENSES:					
Direct cost of revenues (exclusive of depreciation and amortization)	1,615,047	1,779,980	1,700,866	1,586,343	1,391,646
Selling, general and administrative (i)	501,658	556,161	533,076	464,363	447,341
Depreciation and amortization	80,011	87,422	93,631	93,795	88,225
Gain on settlement of litigation	—	—	—	—	(58,034)
Restructuring and impairment charges	33,404	23,646	34,212	58,220	13,312
TOTAL COSTS AND EXPENSES	2,230,120	2,447,209	2,361,785	2,202,721	1,882,490
Gain on sale of U.K.-based Toucan business	44,671	—	—	—	—
Loss from operations	(172,710)	(220,787)	(139,800)	(135,906)	(77,445)
Interest income, net	18,069	9,416	20,575	23,512	26,268
Other income, net	28,980	7,284	71,454	46,563	2,667
Minority interests	(10,180)	(16,177)	(2,639)	(33,728)	(42,989)
(Provision for) benefit from income taxes	(3,605)	(2,576)	(6,317)	30,798	71,196
Loss from continuing operations	(139,446)	(222,840)	(56,727)	(68,761)	(20,303)
Discontinued operations, net of tax:					
(Loss) income from discontinued operations	(7,165)	(35,883)	12,913	9,850	2,786
Gain on sale of discontinued operations	205,235	80,069	—	—	—
Total discontinued operations	198,070	44,186	12,913	9,850	2,786
NET INCOME (LOSS)	$ 58,624	$ (178,654)	$ (43,814)	$ (58,911)	$ (17,517)
Earnings per share:					
Basic and diluted:					
Loss from continuing operations	$ (1.70)	$ (2.32)	$ (0.58)	$ (0.78)	$ (0.25)
Net income (loss)	$ 0.71	$ (1.86)	$ (0.45)	$ (0.67)	$ (0.22)
Weighted-average number of shares used in calculation of basic and diluted earnings per share	82,165	96,028	97,049	87,920	80,176
Cash dividend declared per common share	$ 0.375	$ —	$ —	$ —	$ —
(i) Stock-based compensation included in selling, general and administrative expense	$ 7,726	$ 21,521	$ 30,328	$ 8,539	$ 32,286

As of July 31 (in thousands)	2007	2006	2005	2004	2003
BALANCE SHEET DATA:					
Cash, cash equivalents, marketable securities and investments	$ 661,037	$ 561,677	$ 916,718	$1,083,345	$1,053,191
Working capital	301,176	558,342	868,630	910,045	785,557
TOTAL ASSETS	1,367,311	1,762,839	1,977,590	1,856,148	1,732,342
Capital lease obligations—long-term portion	23,401	32,122	38,936	31,810	45,084
Notes payable—long term portion	82,847	90,370	83,142	9,174	—
TOTAL STOCKHOLDERS' EQUITY	$ 630,162	$ 803,352	$1,038,197	$1,028,033	$ 897,527

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements that contain the words "believes," "anticipates," "expects," "plans," "intends" and similar words and phrases. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results projected in any forward-looking statement. In addition to the factors specifically noted in the forward-looking statements, other important factors, risks and uncertainties that could result in those differences include, but are not limited to, those discussed under Part I, Item 1A "Risk Factors" in this Annual Report. The forward-looking statements are made as of the date of this Annual Report, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Investors should consult all of the information set forth in this report and the other information set forth from time to time in our reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, including our reports on Forms 10-Q and 8-K.

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in Item 8 of this Annual Report.

OVERVIEW

General

We are a multinational holding company with operations that span several industries. Our principal businesses consist of:

- IDT Telecom, through which we provide telecommunications services and products worldwide to retail and wholesale customers, including prepaid and rechargeable calling cards, consumer local and long distance service, prepaid wireless phone services and wholesale carrier services;
- IDT Energy, which operates our Energy Services Company, or ESCO, in New York State;
- IDT Carmel, our receivables portfolio management and collection businesses;
- IDT Local Media, which is primarily comprised of CTM Brochure Display, our brochure distribution company, and the WMET-AM radio station in the Washington, D.C. metropolitan area; and
- IDT Internet Mobile Group, under which we operate our Zedge websites and platform geared toward content for mobile devices, and Zedge Studios, which is focused on creating and distributing proprietary and licensed content for traditional and internet/mobile distribution.

We hold assets and operate other smaller or early-stage initiatives and operations under our IDT Capital subsidiary, including IDT Spectrum, which holds a significant number of FCC licenses for commercial fixed wireless spectrum in the United States, Ethnic Grocery Brands, our grocery distribution business, IDT Global Services, which is primarily comprised of call center operations, and certain real estate investments.

We conduct our business through the following four reportable segments: Prepaid Products, Consumer Phone Services and Wholesale Telecommunications Services, which comprise IDT Telecom, and IDT Energy. All other operating segments that are not reportable individually are collectively called IDT Capital. IDT Capital includes the following businesses: Ethnic Grocery Brands, IDT Carmel, IDT Local Media, IDT Internet Mobile

Group and various other smaller lines of business. The primary changes in our reportable segments from fiscal 2006 include: (1) bifurcation of the Retail Telecommunications Services segment into the Prepaid Products and Consumer Phone Services segments, (2) the integration of the VoIP segment into the Prepaid Products and Wholesale Telecommunications Services segments, (3) the breakout of IDT Energy as a reportable segment separate from IDT Capital, and (4) our subsidiary IDT Spectrum is no longer a reportable segment and is included in IDT Capital.

Acquisitions

Internet Mobile Group

In December 2006, we formed our IDT Internet Mobile Group and acquired 90% of Norway-based Zedge.net, a social networking community for mobile users and provider of free mobile content, for cash of $2.1 million and an aggregate of $1.3 million to be paid in equal installments in December 2007 and December 2008. In addition, in December 2006 we invested $7.0 million in Zedge preferred shares. In June 2007, we acquired for IDT Internet Mobile Group a controlling interest in IDW Publishing for $2.5 million, which is net of cash acquired of $1.6 million. IDW is an independent comics publisher pre-eminent in the horror and action genres, boasting such high-profile titles as *The Transformers, 30 Days of Night, CSI, Star Trek, 24, and Scarface.*

Net2Phone

On November 10, 2005, we commenced a tender offer for all outstanding shares of common stock of Net2Phone we did not already own. During the second quarter of fiscal 2006, we purchased 33.2 million shares of Net2Phone, which were validly tendered in the offer, at a price of $2.05 per share, for a total purchase price of $68.3 million. On March 13, 2006, we and Net2Phone consummated a merger transaction in which IDT acquired all remaining outstanding shares of Net2Phone. All previously outstanding shares of Net2Phone, other than shares held by IDT and its subsidiaries, were canceled and converted automatically into the right to receive $2.05 per share in cash for a total purchase price of $28.8 million. As a result of the merger, Net2Phone is a wholly owned subsidiary of IDT and the Net2Phone common stock is no longer publicly traded.

Ethnic Grocery Brands

In fiscal 2006, we established our Ethnic Grocery Brands, or EGB, operation to distribute ethnic-oriented foods. In March 2006, EGB, which is 90% owned by UTA, our 51%-owned calling card distribution subsidiary, purchased the assets of Vitarroz Corp. for $5.2 million.

Dispositions

Sale of IDT Entertainment

In the first quarter of fiscal 2007, we completed the sale of our IDT Entertainment segment to Liberty Media Corporation for (i) 14.9 million shares of our Class B common stock and Liberty Media's approximate 4.8% interest in IDT Telecom, (ii) $229.5 million in cash, subject to certain working capital adjustments, (iii) the repayment of $58.7 million of IDT Entertainment's intercompany indebtedness payable to IDT and (iv) the assumption of all of IDT Entertainment's existing indebtedness. We agreed to repay Liberty Media $9.5 million for working capital adjustments, of which $1.0 million was paid in fiscal 2007 and the remaining $8.5 million was paid in the first quarter of fiscal 2008. We are also eligible to receive additional consideration from Liberty Media based upon any appreciation in the value of IDT Entertainment over the five-year period following the closing of the transaction or a shorter period under specified circumstances ("Contingent Value"), equal to 25% of the excess, if any, of the net equity value of IDT Entertainment over $453 million. However, we would have to pay Liberty Media up to $3.5 million if the Contingent Value does not exceed $439 million.

IDT Entertainment consisted primarily of animation and live-action production operations as well as a home entertainment distribution business. Through studios based in the United States and Canada, IDT Entertainment developed and produced 2D and 3D animated content for distribution theatrically, on television, and direct-to-video/DVD. Production was focused on proprietary content and was also performed for third parties. IDT Entertainment was also involved in the development and production of live-action content for feature films, television and direct-to-video/DVD distribution.

The sale met the criteria to be reported as a discontinued operation and, accordingly, IDT Entertainment's results of operations for all periods presented are classified as part of discontinued operations. In fiscal 2007, we recognized a gain of $205.2 million in connection with the sale.

Sale of Corbina Telecom

On March 2, 2006, we completed the sale of our Russian telecom business, Corbina Telecom, or Corbina, to a Moscow-based consortium of private equity investors, for net proceeds of $129.9 million in cash after banking and other transaction costs. Corbina operated a licensed full-service telecommunications business, offering a broad range of services throughout the 24 largest industrial areas in the Russian market. Corbina's operational results were historically included in our Consumer Phone Services and Wholesale Telecommunications Services segments. The sale of Corbina met the criteria to be reported as a discontinued operation and, accordingly, Corbina's results of operations for all periods presented are classified as part of discontinued operations. In fiscal 2006, we recognized a gain of $80.1 million in connection with the sale.

Revenues, (loss) income before income taxes and net (loss) income of IDT Entertainment and Corbina, which are included in discontinued operations, are as follows:

Year ended July 31, (in thousands)	2007	2006	2005
Revenues:			
IDT Entertainment	$17,905	$181,376	$187,283
Corbina	—	43,766	59,305
	$17,905	$225,142	$246,588
(Loss) income before income taxes:			
IDT Entertainment	$ (6,995)	$ (39,337)	$ 1,294
Corbina	—	7,107	17,200
	$ (6,995)	$ (32,230)	$ 18,494
Net (loss) income:			
IDT Entertainment	$ (7,165)	$ (41,311)	$ 132
Corbina	—	5,428	12,781
	$ (7,165)	$ (35,883)	$ 12,913

Sale of Toucan

In the first quarter of fiscal 2007, we completed the sale of our United Kingdom-based consumer phone services business, Toucan, to Pipex Communications plc, in exchange for $38.4 million in cash (including the assumption of intercompany obligations owed to IDT and its subsidiaries) and 43.2 million Pipex ordinary shares, which were later sold for $7.9 million. Toucan was launched in November 2003 and marketed local, long distance, broadband and wireless communications services in the United Kingdom. Pursuant to the terms of the agreement, Pipex assumed Toucan's existing customer base and those employees supporting its operations. Toucan's historical results of operations are included in our Consumer Phone Services segment. We provide Toucan with termination, call center and other support services. As a result of these continuing services, the sale did not meet the criteria to be reported as a discontinued operation. Our results of operations for fiscal 2007, 2006 and 2005 included revenues generated by Toucan's operations of $16.4 million, $69.1 million and $43.3 million, respectively, and loss from operations of $2.6 million, $18.3 million and $23.6 million, respectively. In fiscal 2007, we recognized a gain of $44.7 million in connection with the sale.

Purchase of Debt Portfolios

On January 9, 2007, FFPM Carmel Holdings I, LLC, which is 99% owned by our subsidiary IDT Carmel Portfolio Management, LLC, and 1% owned by First Financial Portfolio Management, Inc. (FFPM), committed to purchase 12 monthly forward flow credit card debt portfolios from a major commercial bank. Our total investment will depend on the size of the portfolios provided by the selling bank, to a maximum commitment of $125 million for the 12 monthly portfolios. As of July 31, 2007, our maximum remaining outstanding commitment was $52 million. FFPM manages the portfolios, subject to IDT Carmel Portfolio Management's approval rights over major decisions. In fiscal 2007, IDT Carmel Portfolio Management purchased debt portfolios with a face value of $997.6 million for $78.4 million, including $57.3 million of credit card debt through FFPM Carmel Holdings I, LLC. Also in fiscal 2007, IDT Carmel's principal collections and proceeds from resale of debt portfolios totaled $28.1 million. The carrying value of the receivables in the portfolio management business as of July 31, 2007 was $51.1 million.

IDT Telecom

Since our inception, we have derived the majority of our revenues and operating expenses from IDT Telecom's businesses. IDT Telecom's revenues represented 86.0% of our total revenues from continuing operations in fiscal 2007, 92.3% in fiscal 2006 and 97.8% in fiscal 2005.

The organizational integration into IDT Telecom of our VoIP business, which through fiscal 2006 was reported as a separate segment, began during the first quarter of fiscal 2007, and, as such, the relevant portions of our VoIP business are now reported as part of the Prepaid Products and Wholesale Telecommunications Services business segments for all periods presented. We continue to sell VoIP communications products and services under the Net2Phone brand name to resellers, consumers, cable operators and service providers worldwide.

Our Prepaid Products segment markets and sells prepaid and rechargeable calling cards in the United States and abroad and prepaid wireless phone services. Our calling card business sells prepaid calling cards to distributors at a discount to their face values of different denominations, and records the sales as deferred revenues. These deferred revenues are recognized into revenues when telecommunications services are provided and/or administrative fees are imposed.

Calling cards are also sold to national retailers under the "IDT," "Entrix," "DSA" and "PT-1" brand names, as well as cards that are specially branded for a specific retail chain of stores (private label). In addition, cards are branded for companies seeking to use them as promotional items. We also offer rechargeable calling cards, marketed primarily to consumers and business customers nationwide. These cards can be automatically recharged using a credit card number provided by the customer at the time of initial card activation.

Our Prepaid Products segment includes TúYo Mobile, the wireless unit of IDT Telecom that operates as a Mobile Virtual Network Operator.

Our Consumer Phone Services segment provides consumer local and long distance services.

Our Wholesale Telecommunications Services business consists of carrying our international traffic and the telecommunication traffic of other telecommunications companies. Wholesale Telecommunications Services also includes our cable telephony services.

Direct costs related to our telecom businesses consist primarily of three major categories: termination and origination costs, network costs and toll-free costs.

Termination costs represent costs associated with the transmission and termination of international and domestic long distance services. We terminate our traffic via the arbitrage market or through direct interconnections with other carriers. This cost is primarily variable, with a price paid on a per-minute basis. Origination costs relating to our retail consumer phone services business consists primarily of leased lines from the RBOCs, which are billed to us as a monthly fee.

Network costs are fixed for a range of minutes of use, and include customer/carrier interconnect charges and leased fiber circuit charges. Local circuits are generally leased for a 12 to 24 month term, while long haul circuits generally are leased for longer terms. Although these are not purely variable costs, where the cost increases for each additional minute carried on our suppliers' networks, a general growth in minutes will result in incrementally higher network costs as more circuits are added to interconnect with customers or carriers, and more circuits are leased to expand the size of our network.

Toll-free costs are variable costs paid to providers of toll-free services, used primarily by our calling card customers to access our Enhanced Services options. On a per-minute basis, these costs increased 2.2% to $0.00704 in fiscal 2007 from $0.00689 in fiscal 2006, and 1.8% in fiscal 2006 from $0.00677 in fiscal 2005, reflecting industry-wide increases in rates from toll-free services suppliers. In fiscal 2007, we added a new high-quality, low-cost carrier to our mix of service providers, which has resulted in our toll-free costs declining on a per-minute basis from $0.00716 in the first half of fiscal 2007 to $0.00688 in the second half of fiscal 2007.

During any given fiscal quarter, our calling card business, particularly in the United States, may experience gross margin fluctuations. Historically, the fluctuations were significantly dependent on whether the business was in "investment" mode—where we introduce new, aggressively-priced, lower-margin cards in an attempt to enter into new markets or to increase market share in existing markets—or in "harvest" mode, where we raise rates on many cards even at the expense of minutes volumes in order to improve margins. Please see below under Calling Card Competition for recent factors that also affect our gross margins and have contributed to a breakdown of this relationship. Calling card revenues, although largely driven by whether the business is in investment or harvest mode and other competitive factors, also tend to be somewhat seasonal, with the second fiscal quarter (which contains Christmas and New Year's Day) and the fourth fiscal quarter (which contains Mother's Day and Father's Day) typically showing higher minutes volumes.

Selling expenses in our IDT Telecom segment consist primarily of sales commissions paid to internal salespersons and independent agents, and advertising costs, which are the primary costs associated with the acquisition of customers. General and administrative expenses include salaries, benefits, professional fees, rent and other administrative costs. Selling, general and administrative expenses decreased significantly in fiscal 2007 as compared to fiscal 2006 as a result of the sale of our U.K.-based Toucan business described above, our decision to scale back the expansion of our operations and as a result of the company-wide cost savings program we initiated in late fiscal 2006.

IDT Telecom's calling cards, consumer phone services and wireless services generally have higher selling, general and administrative expenses associated with them than do its wholesale carrier services. Within these businesses, revenues from the consumer phone services and wireless services businesses are generally associated with higher selling, general and administrative expenses than are revenues from calling card sales, due primarily to the relatively large marketing costs necessary to acquire new customers.

Telecom Competition

In our IDT Telecom businesses, our competitors continue to aggressively price their services. In addition, with particular regard to our calling card business, there has been a gradual shift in demand away from calling cards and into wireless products, which has further eroded pricing power. In our wholesale markets as well, we have generally had to pass along portions of our per-minute cost savings to our customers in the form of lower prices. These trends have impacted our telecom businesses, and as a result, we have generally experienced declines in both our revenues and overall per-minute price realizations. At times, though, we have chosen to raise prices, particularly within our calling card business, in an effort to increase per-minute price realizations, which generally results in a negative impact on minute volumes, thereby reducing revenues. During the second half of fiscal 2006 and continuing through part of the first quarter of fiscal 2007, we took this approach and instituted selective price increases on our calling cards in the United States and Europe. As a result, we experienced improved revenue-per-minute price realizations, which resulted in declines in minutes-of-use and overall revenues. However, in October 2006, we began instituting selective price decreases on certain cards, in an attempt to regain share in certain markets in both the U.S. and Europe. Despite this strategy our revenues continued to deteriorate in the second quarter of fiscal 2007 and our gross margins declined.

Minutes-of-use in our global calling card business has declined each quarter beginning in the third quarter of fiscal 2006 as follows:

- Second quarter of fiscal 2006 — 4.23 billion minutes
- Third quarter of fiscal 2006 — 3.97 billion minutes
- Fourth quarter of fiscal 2006 — 3.66 billion minutes
- First quarter of fiscal 2007 — 3.17 billion minutes
- Second quarter of fiscal 2007 — 2.96 billion minutes
- Third quarter of fiscal 2007 — 2.58 billion minutes
- Fourth quarter of fiscal 2007 — 2.51 billion minutes

The declines in minutes predominantly in our U.S. calling card business occurred despite the implementation of price cuts to several destinations, which began towards the end of the first quarter. Historically, there has been an inverse relationship between pricing and volume. However, during the second quarter, we did not experience an increase in minutes-of-use or sales of new cards, despite our more aggressive pricing.

The breakdown in this price/volume relationship in our U.S. calling card business and a concurrent analysis of our major markets led us to investigate the cards of major competitors of ours. We discovered that many were significantly overstating the number of minutes to be delivered by their cards. Accordingly, on March 8, 2007, we filed a civil anti-fraud action in the federal district court in Newark, New Jersey, claiming that these competitors have been misleading calling card customers, and as a result, negatively impacting our market share, resulting in a reduction of our gross revenues and profits. Although the judge in this case chose not to grant the preliminary injunction we requested, a decision which was affirmed on appeal, we are continuing with this lawsuit until we reach an acceptable resolution that rectifies the inequities created when one party is complying with applicable rules and others are not. We are uncertain, even with the potential of fair competition, whether we will be able to regain revenues lost over the past number of quarters.

IDT Energy

Through our retail energy business, we operate an Energy Service Company, or ESCO, that resells both natural gas and electricity to customers throughout seven utility markets in New York State, including those currently served by Con Ed, Orange and Rockland, Central Hudson, National Fuel, National Grid, Keyspan, and Rochester Gas and Electric. IDT Energy's revenues represented 9.5% of our total revenues from continuing operations in fiscal 2007, 5.1% in fiscal 2006 and 0.5% in fiscal 2005.

We sell electricity and natural gas at contracted prices based on the real-time demand or usage of our customers. Direct costs for our retail energy business consist primarily of gas and electric we purchase for resale. We do not own electrical power generation, transmission, or distribution facilities, or natural gas production, pipeline or distribution facilities. We purchase gas through wholesale suppliers and various utility companies. We buy electricity and natural gas in the wholesale market in time-specific, bulk or block quantities, usually at fixed prices. We purchase the vast majority of our electricity through the New York State competitive wholesale market for capacity, energy and ancillary services administrated by the New York Independent System Operator. Independent System Operators, or ISOs, and Regional Transmission Organizations, or RTOs, perform real-time load balancing for each of the electrical power grids in which we operate. Similarly, load balancing is performed by the utilities or Local Distribution Companies, or LDCs, for each of the natural gas markets in which we operate. Load balancing ensures that the amount of electricity and natural gas we purchase is equal to the amount necessary to service our customers' demands at any specific point in time. We are charged or credited by the ISOs, RTOs, and LDCs for balancing the electricity and natural gas purchased and sold for our account. We manage the differences between the actual electricity and natural gas demands of our customers and our bulk or block purchases by buying and selling any shortfall or excess in the spot market, and through monthly cash settlements and/or adjustments to future deliveries in accordance with the load balancing performed by utilities, LDCs and the New York ISO. Also included in direct energy costs are scheduling costs, ISO fees, pipeline costs and utility service charges.

The electricity and natural gas we sell is generally metered and delivered to our customers by the local utilities. The local utilities also provide billing and collection services for most of our customers on our behalf. The positive difference between the sales price of energy to our customers and the sum of the wholesale cost of our energy supplies, transmission costs and ancillary services costs provides us with a gross profit margin.

Selling expenses in our energy business consist primarily of sales commissions paid to independent agents and advertising costs, which are the primary costs associated with the acquisition of customers. These costs increased significantly in fiscal 2007 as compared to fiscal 2006 due to the growth of our energy business. General and administrative expenses include salaries, benefits, professional fees, rent and other administrative costs.

Concentration of Customers

Our most significant customers consist of either distributors of IDT Telecom's calling cards or long distance carriers to whom IDT Telecom provides wholesale telecommunications services. While they may vary from quarter to quarter, our five largest customers collectively accounted for 8.6%, 10.6% and 10.4% of total consolidated revenues from continuing operations in fiscal 2007, 2006 and 2005, respectively. This concentration of revenues increases our risk associated with nonpayment by those customers. Thus, in an effort to reduce our risk, we perform ongoing credit evaluations of our significant retail telecom and wholesale carrier customers, and in some cases, do not offer credit terms to customers, choosing instead to demand prepayment. Historically, when we have issued credit, we have not required collateral to support trade accounts receivable from our customers. However, when necessary, IDT Telecom has imposed stricter credit restrictions on them. In some cases, this has resulted in IDT Telecom sharply curtailing, or ceasing completely, sales to certain customers. IDT Telecom also attempts to mitigate its financial exposure with many wholesale carriers by offsetting trade accounts receivable from these wholesale customers with trade accounts payable due to them for purchases of telecommunications services (including both termination and connectivity). In this way, IDT Telecom can continue to sell services to these wholesale customers, and reduce its risk position, through the offset of receivables and payables.

CRITICAL ACCOUNTING POLICIES

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgments, including those related to allowance for doubtful accounts, goodwill, valuation of long-lived and intangible assets, income taxes and regulatory agency fees, and contingent liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment (see Note 1 to the Consolidated Financial Statements below in this Annual Report for a complete discussion of our significant accounting policies).

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses that result from the inability or unwillingness of our customers to make required payments. We base our allowances on our determination of the likelihood of recoverability of trade accounts receivable based on past experience and current collection trends that are expected to continue. In addition, we perform ongoing credit evaluations of our significant retail telecom, wholesale carrier and cable telephony customers. Historically, we have not required collateral to support trade accounts receivable from our customers. IDT Telecom attempts to mitigate its financial exposure with certain wholesale carriers by offsetting trade accounts receivable from these wholesale customers with trade accounts payable due to them for purchases of telecommunications services (including both minutes termination and connectivity).

Goodwill and Intangible Assets with Indefinite Useful Lives

In accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to impairment tests, performed at least annually. Other intangible assets with definite lives continue to be amortized over their useful lives.

The annual goodwill impairment assessment involves estimating the fair value of the reporting unit and comparing it with its carrying amount. If the carrying value of the reporting unit exceeds its estimated fair value, additional steps are followed to determine if an impairment of goodwill is required. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. Should our estimates and assumptions regarding the fair value of our reporting units prove to be incorrect, we may be required to record additional impairments to our goodwill in future periods and such impairments could be material. We estimate the fair value of our reporting units by applying discounted cash flow methodologies, as well as considering third party market value indicators.

Valuation of Long-Lived and Intangible Assets with Finite Useful Lives

We assess the recoverability of our long-lived assets and identifiable intangible assets with finite useful lives whenever events or changes in circumstances indicate that the carrying value of any such asset may not be recoverable. Such events or changes in circumstances include:

- significant actual underperformance relative to expected performance or projected future operating results;
- significant changes in the manner or use of the asset or the strategy of our overall business;
- significant adverse changes in the business climate in which we operate; and
- loss of a significant contract.

If we determine that the carrying value of certain long-lived assets or identifiable intangible assets may not be recoverable and exceeds its fair value based upon the existence of one or more of the above indicators, we will test for impairment based on the projected undiscounted cash flows to be derived from such asset. If the projected undiscounted future cash flows are less than the carrying value of the asset, we will record an impairment loss based on the difference between the estimated fair value and the carrying value of the asset. Cash flow projections and fair value estimates require significant estimates and assumptions by management. Should our estimates and assumptions prove to be incorrect, we may be required to record impairments in future periods and such impairments could be material.

Income Taxes and Regulatory Agency Fees

Our current and deferred income taxes, and associated valuation allowances as well as certain telecom regulatory agency fee accruals, are impacted by events and transactions arising in the normal course of business as well as in connection with special and nonrecurring items. Assessment of the appropriate amount and classification of income taxes and certain regulatory agency fees is dependent on several factors, including estimates of the timing and realization of deferred income tax assets, the results of pending Internal Revenue Service (IRS) tax audits of the Company's Federal tax returns, changes in tax laws, as well as unanticipated future actions impacting related accruals of regulatory agency fees. As a result, the actual tax and/or regulatory fee payments may materially differ from these estimates.

Contingent Liabilities

We are subject to a number of lawsuits, investigations and claims that arise out of the conduct of our global business operations. We recognize a liability for such contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on an analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because many of these matters are resolved over long periods of time, our estimate of liabilities may change due to new developments, changes in assumptions or changes in our strategy.

RECENTLY ISSUED ACCOUNTING STANDARDS AND STANDARDS NOT YET ADOPTED

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS 109 and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. Tax positions that meet the more-likely-than-not recognition threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We were required to adopt FIN 48 on August 1, 2007. We will classify interest and penalties on income taxes as a component of income tax expense. We are currently evaluating the impact of the adoption of FIN 48 on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, however, for some entities, the application of this Statement will change current practice. We are required to adopt SFAS 157 effective August 1, 2008. We are currently evaluating the impact of SFAS 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFAS 107, *Disclosures about Fair Value of Financial Instruments*. We are required to adopt SFAS 159 effective August 1, 2008. We are currently evaluating the impact of SFAS 159 on our consolidated financial statements.

RESULTS OF OPERATIONS

The following table sets forth the percentages from continuing operations of our total revenues for the relevant period represented by certain items in our statements of operations:

Year ended July 31,	2007	2006	2005
REVENUES:			
IDT Telecom	86.0%	92.3%	97.8%
IDT Energy	9.5	5.1	0.5
IDT Capital	4.5	2.6	1.7
	100.0	100.0	100.0
COSTS AND EXPENSES:			
Direct cost of revenues (exclusive of depreciation and amortization)	80.2	79.9	76.5
Selling, general and administrative	24.9	25.0	24.0
Depreciation and amortization	4.0	3.9	4.2
Restructuring and impairment charges	1.7	1.1	1.5
TOTAL COSTS AND EXPENSES	110.8	109.9	106.3
Gain on sale of U.K.-based Toucan business	2.2	—	—
LOSS FROM OPERATIONS	(8.6)	(9.9)	(6.3)
Interest income, net	0.9	0.4	0.9
Other income, net	1.4	0.3	3.2
LOSS FROM CONTINUING OPERATIONS BEFORE MINORITY INTERESTS AND INCOME TAXES	(6.3)%	(9.2)%	(2.1)%

We evaluate the performance of our operating business segments based primarily on income (loss) from operations. Accordingly, the income and expense line items below income (loss) from operations are only included in our discussion of the consolidated results.

Results of operations for all periods presented relating to the operations of IDT Entertainment and Corbina Telecom are classified as part of discontinued operations.

YEAR ENDED JULY 31, 2007 COMPARED TO YEAR ENDED JULY 31, 2006

Consolidated

(in millions)

			Change	
Year ended July 31,	2007	2006	$	%
Revenues				
IDT Telecom	$1,730.6	$2,054.7	$(324.1)	(15.8)%
IDT Energy	190.8	112.8	78.0	69.1
IDT Capital	91.3	58.9	32.4	55.1
Total revenues	$2,012.7	$2,226.4	$(213.7)	(9.6)%

Revenues. The decrease in consolidated revenues in fiscal 2007 compared to fiscal 2006 was due to a decline in IDT Telecom revenues, partially offset by increases in IDT Energy and IDT Capital revenues. The decrease in IDT Telecom revenues of $324.1 million in fiscal 2007 compared to fiscal 2006 resulted primarily from lower calling card sales in both the United States and in Europe, the decline in consumer phone services revenues in the United States, and the sale of our United Kingdom-based consumer phone services business, partially offset by an increase in Wholesale Telecommunications Services revenues. IDT Telecom minutes of use declined 7.5% (excluding minutes related to our consumer phone services business, as the portion of such minute traffic carried in our network is insignificant), from 25.238 billion in fiscal 2006 to 23.353 billion in fiscal 2007. The increase in IDT Energy revenues in fiscal 2007 compared to fiscal 2006 was driven by the significant growth in the customer base of IDT Energy. The increase in IDT Capital revenues in fiscal 2007 compared to fiscal 2006 was primarily due to increases in Ethnic Grocery Brands and IDT Carmel revenues.

(in millions)			Change	
Year ended July 31,	2007	2006	$	%
Costs and expenses				
Direct cost of revenues	$1,615.0	$1,780.0	$(165.0)	(9.3)%
Selling, general and administrative	501.7	556.2	(54.5)	(9.8)
Depreciation and amortization	80.0	87.4	(7.4)	(8.5)
Restructuring and impairment charges	33.4	23.6	9.8	41.3
Total costs and expenses	$2,230.1	$2,447.2	$(217.1)	(8.9)%

Direct Cost of Revenues. The decrease in direct cost of revenues in fiscal 2007 compared to fiscal 2006 was due primarily to the decline in IDT Telecom's revenues, partially offset by increases in IDT Energy and IDT Capital's direct cost of revenues. The $253.7 million decrease in direct cost of revenues in IDT Telecom reflects a $57.0 million regulatory fee accrual recorded in fiscal 2006 as a result of an audit of our U.S. calling card business for calendar years 2000 through 2004 by the Universal Service Administration Corporation (USAC), which did not recur in fiscal 2007. The $61.6 million increase in IDT Energy's direct cost of revenues in fiscal 2007 compared to fiscal 2006 was a result of the significant growth of its revenues. The $27.1 million increase in IDT Capital's direct cost of revenues in fiscal 2007 compared to fiscal 2006 was primarily due to increases in Ethnic Grocery Brands and IDT Carmel. As a percentage of total revenues, direct cost of revenues increased to 80.2% in fiscal 2007 compared to 79.9% in fiscal 2006 due primarily to the decrease in gross margins in IDT Telecom.

Selling, General and Administrative. The decrease in selling, general and administrative expenses in fiscal 2007 compared to fiscal 2006 was due primarily to the sale of our U.K.-based consumer phone services business, cost savings resulting from the integration of Net2Phone within IDT Telecom, lower compensation and other expenses as a result of the cost savings program we initiated in the third quarter of fiscal 2006, lower stock-based compensation, and IDT Spectrum's $10.0 million settlement reached with Lucent Technologies, Inc. that was recorded in the second quarter of fiscal 2006. This overall decrease was partially offset by a litigation accrual recorded in IDT Telecom in fiscal 2007 and an increase of $6.0 million in IDT Energy in fiscal 2007 compared to fiscal 2006 primarily due to higher expenses due to the growth of our retail energy operations. As a percentage of total revenues, selling, general and administrative expenses remained flat at 25.0% in fiscal 2006 compared to 24.9% in fiscal 2007.

Stock-based compensation expense included in selling, general and administrative expenses, primarily relating to the vesting of restricted stock and option grants, was $7.7 million in fiscal 2007 compared to $21.5 million in fiscal 2006. In April 2007, options to purchase an aggregate of 2.2 million shares of our Class B common stock were granted to certain of our executives and senior managers. These options were granted as a result of a reevaluation of our compensation policy to replace a portion of current cash compensation with stock options. The stock-based compensation expense for these options that will be charged to selling, general and administrative expenses from August 2007 through December 2009 is an aggregate of approximately $3.1 million. In addition, stock-based compensation expense in fiscal 2006 includes $7.8 million recorded by Net2Phone due to modifications to its stock options and restricted stock in connection with the IDT merger.

Restructuring and Impairment Charges. Towards the end of the third quarter of fiscal 2006, we initiated a company-wide cost savings program to better align our infrastructure to our current business needs. As of

July 31, 2007, this program had resulted in the termination of approximately 880 employees. These terminations resulted in approximately $25.0 million and $20.0 million in severance costs in fiscal 2007 and 2006, respectively. We expect to realize cost savings of approximately $45 million to $50 million on an annualized basis related to these terminations. Restructuring and impairment charges in fiscal 2007 also included impairment charges of $7.4 million relating to Ethnic Grocery Brands trademarks and goodwill. Restructuring and impairment charges in fiscal 2006 included IDT Spectrum real estate network reduction and impairment charges of $3.8 million.

The following tables summarize the changes in the reserve balances related to our restructuring activities (substantially all of which relates to workforce reductions):

(in thousands)	Balance at July 31, 2006	Charged to expense	Payments	Non-cash charges	Balance at July 31, 2007
IDT Capital	$ 4,768	$ 9,337	$ (5,285)	$(7,986)	$ 834
IDT Telecom	8,647	15,895	(15,635)	(196)	8,711
IDT Energy	—	31	(31)	—	—
Corporate	1,629	8,141	(1,520)	—	8,250
TOTAL	$15,044	$33,404	$(22,471)	$(8,182)	$17,795

Gain on sale of U.K.-based Toucan business. In the first quarter of fiscal 2007, we completed the sale of our United Kingdom-based consumer phone services business, Toucan, to Pipex Communications plc, in exchange for $38.4 million in cash (including the assumption of intercompany obligations owed to IDT and its subsidiaries) and 43.2 million Pipex ordinary shares, which were later sold for $7.9 million. Loss from operations in fiscal 2007 is net of the gain of $44.7 million that we recognized in connection with this sale.

(in millions)			Change	
Year ended July 31,	2007	2006	$	%
Loss from operations	$(172.8)	$(220.8)	$ 48.0	21.8%
Interest income, net	18.1	9.4	8.7	92.6
Other income, net	29.0	7.3	21.7	297.3
Minority interests	(10.2)	(16.2)	6.0	37.0
Provision for income taxes	(3.6)	(2.6)	(1.0)	(38.5)
Loss from continuing operations	(139.5)	(222.9)	83.4	37.4
Income from discontinued operations	198.1	44.2	153.9	348.2
Net income (loss)	$ 58.6	$(178.7)	$237.3	132.8%

Interest. The increase in net interest income in fiscal 2007 compared to fiscal 2006 was due primarily to an increase in interest income as a result of an increase in interest rates on the Company's cash, cash equivalents and marketable securities balances.

Other Income. In fiscal 2007, other income included $23.9 million relating to income from certain pooled investment vehicles including hedge funds. Other income in fiscal 2007 also included net realized gains from the sale of marketable securities. In fiscal 2006, other income consisted primarily of a $7.9 million gain from the buyout payment relating to Altice's early termination of cable telephony license agreements with Net2Phone.

Minority Interests. Minority interests arise mostly from the 49% minority owners of Union Telecard Alliance, or UTA, our calling card distributor in the United States. In fiscal 2006, minority interests also arose from our average equity ownership of Net2Phone. We ceased recording minority interest in the net loss of Net2Phone in the third quarter of fiscal 2006. The decrease in minority interest expense in fiscal 2007 compared to fiscal 2006 was primarily due to a decrease in the net income of UTA in fiscal 2007 compared to fiscal 2006, partially offset by our acquisition of the entire minority ownership in Net2Phone in the second and third quarters of fiscal 2006.

Income Taxes. Income tax expense results primarily from income generated by our foreign subsidiaries that cannot be offset against losses generated in the United States. In fiscal 2006, the Internal Revenue Service commenced an audit of our federal tax returns for fiscal years 2001, 2002, 2003 and 2004 that is still in process.

IDT Telecom—Prepaid Products, Consumer Phone Services and Wholesale Telecommunications Services Segments

IDT Telecom operates as three business segments: Prepaid Products, Consumer Phone Services and Wholesale Telecommunications Services. Historically, the Prepaid Products and the Consumer Phone Services segments were both reported in the Retail Telecommunications segment. In addition, IDT Telecom now also includes the operations of Net2Phone, which were integrated into IDT Telecom in the first quarter of fiscal 2007. Net2Phone's international reseller sales channel, which represented its largest revenue unit, its cable telephony business unit, which provides turnkey telephony solutions to small cable operators, and its wholesale carrier operations are included in the Wholesale Telecommunications Services segment. Net2Phone's calling card business is included in the Prepaid Products segment. To the extent possible, comparative historical results have been reclassified to conform to the current business segment presentation, although these results may not be indicative of the results which would have been achieved had the business segment structure been in effect during those periods.

(in millions, except revenue-per-minute)			Change	
Year ended July 31,	2007	2006	$	%
Revenues				
Prepaid Products	$ 936.7	$1,194.9	$ (258.2)	(21.6)%
Consumer Phone Services	148.8	262.1	(113.3)	(43.2)
Wholesale Telecommunications Services	645.1	597.7	47.4	7.9
Total revenues	$1,730.6	$2,054.7	$ (324.1)	(15.8)%
Minutes of use				
Prepaid Products	11,217	16,005	(4,788)	(29.9)%
Wholesale Telecommunications Services	12,136	9,233	2,903	31.4
Total minutes of use	23,353	25,238	(1,885)	(7.5)%
Average revenue-per-minute:				
Prepaid Products	$ 0.0813	$ 0.0739	$ 0.0073	9.9%
Wholesale Telecommunications Services	0.0532	0.0645	(0.0113)	(17.6)
Total average revenue-per-minute	$ 0.0667	$ 0.0705	$(0.0038)	(5.4)%

Revenues. We experienced revenue declines in fiscal 2007 compared to fiscal 2006 in our U.S. and European calling card businesses, and U.S. consumer phone services business. Revenues declined $52.7 million in fiscal 2007 compared to fiscal 2006 as a result of the sale of our U.K.-based Toucan consumer phone services business, which was consummated in the first quarter of fiscal 2007. Partially offsetting these declines were increases in revenues from our Wholesale Telecommunications Services business and from TúYo Mobile, the wireless unit of IDT Telecom that operates as a Mobile Virtual Network Operator, or MVNO.

As a percentage of IDT Telecom's overall revenues, Prepaid Products revenues decreased from 58.2% in fiscal 2006 to 54.1% in fiscal 2007, Consumer Phone Services revenues decreased from 12.8% in fiscal 2006 to 8.6% in fiscal 2007, and Wholesale Telecommunications Services revenues increased from 29.0% in fiscal 2006 to 37.3% in fiscal 2007.

Total minutes-of-use declined by 7.5% in fiscal 2007 as compared to fiscal 2006. Comprising this decline was a drop of 29.9% in minutes-of-use in our calling cards primarily in the United States and Europe in fiscal 2007, partially offset by growth of 31.4% in minutes-of-use in our Wholesale Telecommunications Services segment. The decline in calling card minutes-of-use in fiscal 2007 arose as a result of competitive pressures and our decision to raise rates on many of our calling cards over the second half of fiscal 2006 and into fiscal 2007.

Average revenue per minute is the average price realization we recognize on the minutes we sell within our Prepaid Products and Wholesale Telecommunications Services businesses. It excludes minutes of use related to our U.S. Consumer Phone Services business, as the domestic traffic generated by this business is not carried on our network, and the international traffic generated by this business, though carried on our own network, is relatively insignificant.

In fiscal 2007, we instituted selective price increases on our calling cards in the United States and Europe, in an effort to increase gross margins. However, we also decreased prices on certain cards in fiscal 2007, in an attempt to balance between our need to regain market share in certain regions while maintaining our desired level of gross margins. Overall, we experienced higher per-minute price realizations in fiscal 2007 as compared to fiscal 2006.

The decline in calling card revenues of 21.6% in fiscal 2007 compared to fiscal 2006 was primarily driven by lower sales in the United States and Europe, partially offset by slight increases in South America and Asia. In fiscal 2008, we expect further declines in calling card revenues, albeit at a lower rate of decline than we have seen in recent periods. We expect gains in the smaller, emerging markets of Latin America and Asia, and continued stabilization of European calling card revenues, to be outweighed by continued weakness in the U.S.

The customer base for our U.S. bundled, unlimited local and long distance consumer phone services business was approximately 77,900 as of July 31, 2007 compared to 135,000 as of July 31, 2006. We currently offer local service in the following 11 states: New York, New Jersey, Pennsylvania, Maryland, Delaware, Massachusetts, New Hampshire, West Virginia, Maine, Rhode Island and California. In April and May 2007, we sold our entire bundled, unlimited local and long distance phone services business in Florida and Georgia consisting of approximately 5,400 customers. In addition, the customer base for long distance-only services was 206,900 as of July 31, 2007 compared to 257,000 as of July 31, 2006. The declines, particularly in our bundled offering, are reflective of our decision to stop marketing these services following the FCC's termination of the UNE-P pricing regime in calendar 2005, which has resulted in an increased cost structure and inferior economics for this business.

The increase in revenues in our Wholesale Telecommunications Services segment in fiscal 2007 was a direct result of increased traffic volumes, which was partially offset by lower per-minute price realizations. Revenues from internationally-originated wholesale minutes continued to account for an increasing proportion of overall wholesale revenues, owing to the continued weakness in the U.S. dollar versus most major foreign currencies, which results in our rates (delineated in U.S. dollars as our costs are in U.S. dollars) being relatively attractive compared to others' rates. The decrease in average revenue-per-minute in our Wholesale Telecommunications Services segment was due primarily to continued competition.

(in millions, except cost-per-minute)			Change	
Year ended July 31,	2007	2006	$	%
Direct cost of revenues				
Prepaid Products	$ 750.0	$ 980.9	$ (230.9)	(23.5)%
Consumer Phone Services	84.0	147.8	(63.8)	(43.2)
Wholesale Telecommunications Services	554.1	513.1	41.0	8.0
Total direct cost of revenues	$1,388.1	$1,641.8	$ (253.7)	(15.4)%
Average termination cost-per-minute				
Prepaid Products	$ 0.0676	$ 0.0603	$ 0.0073	12.1%
Wholesale Telecommunications Services	0.0467	0.0564	(0.0097)	(17.2)
Total average termination cost-per-minute	$ 0.0566	$ 0.0589	$(0.0022)	(3.8)%

Direct Cost of Revenues. The decrease in direct cost of revenues in fiscal 2007 compared to fiscal 2006 in our Prepaid Products is due primarily to our lower revenues and due to a $57.0 million regulatory fee accrual recorded in fiscal 2006, as a result of an audit by the USAC of our U.S. calling card business for calendar years 2000 through 2004. Direct cost of revenues for Consumer Phone Services decreased due to lower revenues and also reflected a decrease of $30.5 million in fiscal 2007 compared to fiscal 2006 as a result of the sale of our U.K.-based consumer phone services business, which was consummated in the first quarter of fiscal 2007. Direct cost of revenues for Wholesale Telecommunication Services increased due to the increased traffic volumes in that business segment. Our average termination cost-per-minute represents our average direct cost for minutes that we buy in order to terminate calls related to our Prepaid Products and Wholesale Telecommunications Services businesses. These costs exclude minutes of use related to our Consumer Phone Services business, as its on-network traffic is insignificant.

Year ended July 31,	2007	2006	Change
Gross margin percentage			
Prepaid Products	19.9%	17.9%	2.0%
Consumer Phone Services	43.5	43.6	(0.1)
Wholesale Telecommunications Services	14.1	14.2	(0.1)
Total gross margin percentage	19.8%	20.1%	(0.3)%

Gross Margins. Overall, IDT Telecom gross margins decreased primarily because Wholesale Telecommunications Services, which has the lowest gross margin in IDT Telecom, accounted for a larger portion of our total telecommunications business.

Gross margins in our Prepaid Products segment increased mainly a result of the $57.0 million regulatory fee accrual included in direct cost of revenues that we recorded in fiscal 2006, partially offset by a decrease in gross margins as a result of continued competitive pressures.

Gross margins in our Consumer Phone Services segment were substantially unchanged in fiscal 2007 and 2006.

Gross margins in our Wholesale Telecommunications Services segment decreased slightly as a result of declines in average revenue-per-minute that exceeded the decreases in per-minute termination costs. Higher connectivity expenses also affected gross margins in our Wholesale Telecommunications Services segment, as wholesale minutes continue to account for a growing proportion of our overall network minutes.

(in millions)			Change	
Year ended July 31,	2007	2006	$	%
Selling, general and administrative expenses				
Prepaid Products	$218.0	$194.3	$ 23.7	12.2%
Consumer Phone Services	36.4	108.0	(71.6)	(66.2)
Wholesale Telecommunications Services	93.0	110.8	(17.8)	(16.1)
Total selling, general and administrative	$347.4	$413.1	$(65.7)	(15.9)%

Selling, General and Administrative. The decrease in selling, general and administrative expenses in fiscal 2007 compared to fiscal 2006 was mainly due to the sale of our U.K.-based consumer phone services business in the first quarter of fiscal 2007, which reduced these expenses by $37.4 million in fiscal 2007 compared to fiscal 2006, as well as lower stock-based compensation. In addition, selling, general and administrative expenses decreased due to lower compensation costs as a result of the cost savings program we initiated in the third quarter of fiscal 2006, and cost savings as a result of the integration of Net2Phone with IDT Telecom. This overall decrease was partially offset by a litigation accrual recorded in the Prepaid Products segment in fiscal 2007. Selling, general and administrative expenses in our Consumer Phone Services segment also decreased as a result of lower levels of marketing and advertising and other costs at our U.S. Consumer Phone Services business, which is in a harvest mode. As a percentage of IDT Telecom's total revenues, selling, general and administrative expenses decreased from 20.1% in fiscal 2006 to 20.0% in fiscal 2007 as selling, general and administrative expenses decreased at a faster rate than revenues.

Stock-based compensation expense included in selling, general and administrative expenses decreased to $3.9 million in fiscal 2007 from $15.6 million in fiscal 2006. Stock-based compensation expense was primarily due to the vesting of restricted stock and option grants. In addition, stock-based compensation expense in fiscal 2006 includes $7.8 million recorded by Net2Phone due to modifications to its stock options and restricted stock in connection with the IDT merger.

(in millions)			Change	
Year ended July 31,	2007	2006	$	%
Restructuring and impairment charges				
Prepaid Products	$ 6.0	$ 4.8	$ 1.2	26.2%
Consumer Phone Services	1.2	3.3	(2.1)	(65.1)
Wholesale Telecommunications Services	8.7	2.7	6.0	225.2
Total restructuring and impairment charges	$15.9	$10.8	$ 5.1	47.8%

Restructuring and Impairment Charges. Restructuring and impairment charges in fiscal 2007 of $15.9 million consist primarily of severance relating to the company-wide cost savings program initiated towards the end of the third quarter of fiscal 2006 and the integration of Net2Phone in the first quarter of fiscal 2007. The cost savings program was initiated to better align the Company's infrastructure to its current business needs. Restructuring and impairment charges in fiscal 2006 of $10.8 million were primarily severance related charges as a result of the elimination of customer service and certain other positions due to the continued decline in our U.S. Consumer Phone Services subscriber base, the company-wide cost savings program and the Net2Phone integration.

(in millions)			Change	
Year ended July 31,	2007	2006	$	%
(Loss) income from operations				
Prepaid Products	$(81.5)	$(35.5)	$(46.0)	(129.2)%
Consumer Phone Services	69.9	0.7	69.2	nm
Wholesale Telecommunication Services	(35.2)	(54.9)	19.7	36.0
Total loss from operations	$(46.8)	$(89.7)	$ 42.9	47.8%

nm—not meaningful

Consumer Phone Services segment income from operations in fiscal 2007. In the first quarter of fiscal 2007, we completed the sale of our United Kingdom-based consumer phone services business, Toucan, to Pipex Communications plc, in exchange for $38.4 million in cash (including the assumption of inter-company obligations owed to IDT and its subsidiaries) and 43.2 million Pipex ordinary shares, which were later sold for $7.9 million. The Consumer Phone Services segment's income from operations in fiscal 2007 includes the gain of $44.7 million that we recognized in connection with this sale.

IDT Energy Segment

(in millions)			Change	
Year ended July 31,	2007	2006	$	%
Revenues	$190.8	$112.8	$78.0	69.1%
Direct cost of revenues	164.3	102.7	61.6	60.0
Selling, general and administrative	14.9	9.0	5.9	66.7
Depreciation and amortization	0.1	—	0.1	nm
Restructuring and impairment charges	0.1	—	0.1	nm
Income from operations	$ 11.4	$ 1.1	$10.3	982.5%

nm—not meaningful

Revenues. IDT Energy's revenues consisted of electricity sales of $113.1 million in fiscal 2007 compared to $61.0 million in fiscal 2006, and natural gas sales of $77.7 million in fiscal 2007 compared to $51.8 million in fiscal 2006. In fiscal 2007, we experienced higher electricity and gas revenues primarily as a result of increased consumption by our larger consumer base. As of July 31, 2007, our energy subscriber base consisted of approximately 300,000 meters compared to 200,000 meters as of July 31, 2006. We expect revenues to increase in fiscal 2008 compared to fiscal 2007, although the rate of increase is expected to be less than the increase we experienced in fiscal 2007.

Direct Cost of Revenues. IDT Energy purchases natural gas through wholesale suppliers and various utility companies, and electricity through the New York State competitive wholesale market for capacity, energy and ancillary services administrated by the NYISO—New York's Independent System Operator. IDT Energy's direct cost of revenues consisted of electricity cost of $94.8 million in fiscal 2007 compared to $55.5 million in fiscal 2006, and cost of natural gas of $69.5 million in fiscal 2007 compared to $47.2 million in fiscal 2006. Direct cost of revenues increased primarily due to the increase in revenues.

Gross margins in IDT Energy increased to 13.9% in fiscal 2007 compared to 9.0% in fiscal 2006. Comprising these figures were gross margins on electricity sales in fiscal 2007 of 16.2% compared to 8.9% in fiscal 2006 and gross margins on natural gas sales in fiscal 2007 of 10.6% compared to 9.0% in fiscal 2006. The improved margins were primarily a result of managing the direct costs and our taking advantage of unique market opportunities during fiscal 2007. We anticipate that gross margins in IDT Energy will range between 6% and 7% in fiscal 2008.

Selling, General and Administrative. The increase in selling, general and administrative expenses in fiscal 2007 as compared to fiscal 2006 were due primarily to higher sales commissions to independent agents associated with the increased revenues and an increase in payroll expense. As a percentage of total IDT Energy revenues, selling, general and administrative expenses remained substantially unchanged at 7.9% in fiscal 2006 and 7.8% in fiscal 2007. In fiscal 2008, we anticipate that the amount of IDT Energy's selling, general and administrative expenses will be similar to fiscal 2007.

IDT Capital

In the third quarter of fiscal 2007, certain businesses that were included in corporate were transferred to IDT Capital. In addition, beginning in the fourth quarter of fiscal 2007, IDT Energy is a separate reportable segment. To the extent possible, comparative historical results have been reclassified to conform to the current business segment presentation, although these results may not be indicative of the results which would have been achieved had the business segment structure been in effect during those periods.

(in millions)			Change	
Year ended July 31,	2007	2006	$	%
Revenues				
Local Media	$22.6	$19.7	$ 2.9	15.1%
Ethnic Grocery Brands	33.9	11.5	22.4	195.2
Carmel	5.4	0.4	5.0	nm
Internet Mobile Group	2.1	—	2.1	nm
All other	27.3	27.3	—	—
Total revenues	$91.3	$58.9	$32.4	55.1%

nm—not meaningful

Revenues. Our Local Media business unit is primarily comprised of CTM Brochure Display and WMET radio. CTM's revenues were $19.7 million in fiscal 2007 and $18.7 million in fiscal 2006.

Our Ethnic Grocery Brands operation focuses on distributing ethnic-oriented foods. In March 2006, EGB, which is 90% owned by UTA, our 51%-owned calling card distribution subsidiary, purchased the assets of Vitarroz Corp. The results of operations of Vitarroz were consolidated for a full year in fiscal 2007, which accounts for the increase in EGB revenues in fiscal 2007 compared to fiscal 2006.

IDT Carmel purchases consumer receivables at a discount to face value and then seeks to collect these debts. The receivables management and collections businesses have matured significantly over the past several years and today the competitive landscape includes a number of public companies, as well as many hundreds of other smaller operators, focused on specific niches within the market. IDT Carmel's operations commenced in the second quarter of fiscal 2006, but they substantially increased in fiscal 2007.

IDT Internet Mobile Group began generating revenues in fiscal 2007 as a result of business acquisitions. In December 2006, the Company acquired for IDT Internet Mobile Group 90% of Norway-based Zedge.net, a social networking community for mobile users and provider of free mobile content. In June 2007, the Company acquired for IDT Internet Mobile Group a controlling interest in IDW Publishing, an independent comics publisher pre-eminent in the horror and action genres, boasting such high-profile titles as *The Transformers, 30 Days of Night, CSI, Star Trek, 24, and Scarface.*

The "all other" lines of business include IDT Spectrum, IDT Global Services (which is primarily comprised of call center operations) and other smaller initiatives and operations, including certain real estate investments.

(in millions)			Change	
Year ended July 31,	2007	2006	$	%
Direct cost of revenues				
Local Media	$ 6.6	$ 5.8	$ 0.8	12.6%
Ethnic Grocery Brands	27.1	8.6	18.5	216.9
Carmel	11.8	0.7	11.1	nm
Internet Mobile Group	1.1	—	1.1	nm
All other	16.1	20.5	(4.4)	(21.3)
Total direct cost of revenues	$62.7	$35.6	$27.1	76.3%

nm—not meaningful

Direct Cost of Revenues. Direct cost of revenues increased in fiscal 2007 compared to fiscal 2006 primarily due to increases in EGB and IDT Carmel direct cost of revenues. The results of operations of Vitarroz were consolidated for a full year in fiscal 2007, which accounts for the increase in EGB's direct cost of revenues in fiscal 2007 compared to fiscal 2006. IDT Carmel's operations commenced in the second quarter of fiscal 2006, but they substantially increased in fiscal 2007. The increase in IDT Carmel's direct cost of revenues exceeded the increase in IDT Carmel's revenues as a result of the growth in collection activity at IDT Carmel during fiscal 2007 when the cost recovery method was used to recognize revenues. In fiscal 2007, IDT Carmel's first full year of operations in the debt acquisition business, IDT Carmel was developing the experience necessary to reasonably predict the timing and amount of collections from the individual portfolios purchased. Under the cost recovery method, no revenue is recognized until the cost of the portfolio is completely recovered or sold. Direct cost of revenues of IDT Spectrum included in the "all other" category decreased $6.4 million in fiscal 2007 compared to fiscal 2006 as a result of the completion in fiscal 2006 of the May 2004 restructuring plan, which included the exit from its retail telecommunications business. IDT Capital's aggregate gross margin decreased from 39.6% in fiscal 2006 to 31.4% in fiscal 2007 primarily due to the decline in the gross margin of IDT Carmel in fiscal 2007 compared to fiscal 2006. IDT Carmel's gross margin declined because the increase in its direct cost of revenues exceeded the increase in its revenues as described above.

(in millions)			Change	
Year ended July 31,	2007	2006	$	%
Selling, general and administrative				
Local Media	$16.8	$14.9	$ 1.9	12.3%
Ethnic Grocery Brands	11.6	3.0	8.6	288.0
Carmel	4.2	2.0	2.2	110.0
Internet Mobile Group	3.6	—	3.6	nm
All other	29.9	57.6	(27.7)	(48.1)
Total selling, general and administrative	$66.1	$77.5	$(11.4)	(14.9)%

nm—not meaningful

Selling, General and Administrative. Selling, general and administrative expenses decreased in fiscal 2007 compared to fiscal 2006 due to decreases in the "all other" lines of business. The "all other" decreases were primarily due to a $26.0 million reduction in IDT Spectrum's selling, general and administrative expenses, partially due to the $10.0 million settlement that IDT Spectrum reached with Lucent and a $2.0 million write-off of IDT Spectrum's deferred offering costs due to the cancellation of IDT Spectrum's IPO, both recorded in fiscal 2006. The results of operations of Vitarroz were consolidated for a full year in fiscal 2007, which accounts for the increase in EGB's selling, general and administrative expenses in fiscal 2007 compared to fiscal 2006. IDT Carmel's operations commenced in the second quarter of fiscal 2006, but they substantially increased in fiscal 2007. IDT Internet Mobile Group's business acquisitions in fiscal 2007 primarily account for its increase in selling, general and administrative expenses in fiscal 2007. As a percentage of IDT Capital's aggregate revenues, selling, general and administrative expenses decreased from 131.7% in fiscal 2006 to 72.3% in fiscal 2007 as selling, general and administrative expenses decreased while IDT Capital's aggregate revenues increased.

Restructuring and Impairment Charges. Restructuring and impairment charges increased from $8.5 million in fiscal 2006 to $9.3 million in fiscal 2007. In fiscal 2007, IDT Capital impairment charges included $7.4 million relating to Ethnic Grocery Brands trademarks and goodwill. During fiscal 2007 and 2006, we recorded severance related charges of $1.4 million and $4.7 million, respectively, related to the company-wide cost savings program. In addition, the May 2004 restructuring plan for IDT Spectrum, which was completed in fiscal 2006, included reductions of workforce, real estate network and network connectivity, as well as the impairment of assets to their estimated net recoverable value. During fiscal 2006, IDT Spectrum recorded real estate network reduction and impairment charges of $3.8 million.

(in millions)			Change	
Year ended July 31,	2007	2006	$	%
Loss from operations				
Local Media	$ (2.2)	$ (2.5)	$ 0.3	8.2%
Ethnic Grocery Brands	(11.2)	(0.1)	(11.1)	nm
Carmel	(10.7)	(2.3)	(8.4)	(362.5)
Internet Mobile Group	(3.0)	—	(3.0)	nm
All other	(26.5)	(63.9)	37.4	58.5
Total loss from operations	$(53.6)	$(68.8)	$ 15.2	22.1%

nm—not meaningful

Corporate

(in millions)			Change	
Year ended July 31,	2007	2006	$	%
General and administrative expenses	$73.2	$56.5	$16.7	29.5%
Depreciation and amortization	2.3	2.5	(0.2)	(6.1)
Restructuring charges	8.1	4.3	3.8	88.2
Loss from operations	$83.6	$63.3	$20.3	32.2%

In the third quarter of fiscal 2007, certain businesses that were included in corporate were transferred to IDT Capital. Corporate costs include certain services, such as corporate executive compensation, treasury, tax and accounting services, public and investor relations, corporate insurance, legal, business development and other general corporate expenses, as well as depreciation expense on corporate assets. Such corporate costs are not allocable to any specific segment. Corporate does not generate any revenues, nor does it incur any direct cost of revenues.

General and Administrative. Corporate general and administrative expenses increased in fiscal 2007 as compared to fiscal 2006 primarily due to increases in payroll and related expenses as well as higher legal and professional fees. As a percentage of our total consolidated revenues from continuing operations, corporate general and administrative expenses increased from 2.5% in fiscal 2006 to 3.6% in fiscal 2007 as corporate general and administrative expenses increased while our consolidated revenues decreased.

Stock-based compensation expense included corporate general and administrative expenses decreased from $4.0 million in fiscal 2006 to $3.2 million in fiscal 2007. Stock-based compensation expense for the fiscal years 2006 and 2007 primarily related to the vesting of restricted stock and option grants.

Restructuring Charges. In fiscal 2007 and fiscal 2006, restructuring charges related to severance payments under the company-wide cost savings program.

YEAR ENDED JULY 31, 2006 COMPARED TO YEAR ENDED JULY 31, 2005

Consolidated

(in millions)			Change	
Year ended July 31,	2006	2005	$	%
Revenues				
IDT Telecom	$2,054.7	$2,172.2	$(117.5)	(5.4)%
IDT Energy	112.8	12.0	100.8	836.1
IDT Capital	58.9	37.8	21.1	56.1
Total revenues	$2,226.4	$2,222.0	$ 4.4	0.2%

Revenues. Consolidated revenues were roughly flat in fiscal 2006 compared to fiscal 2005. Revenue declines in IDT Telecom of $117.5 million were more than offset by a $100.8 million increase in IDT Energy revenues and a $21.1 million increase in other revenues, primarily from EGB. The decrease in IDT Telecom revenues resulted primarily from the decline in consumer phone services revenues in the United States and declines in calling cards revenues. IDT Telecom minutes of use increased 2.8% (excluding minutes related to our consumer phone services business, as such minute traffic carried in our network is insignificant), from 24.554 billion minutes in fiscal 2005 to 25.238 billion minutes in fiscal 2006.

(in millions)			Change	
Year ended July 31,	2006	2005	$	%
Costs and expenses				
Direct cost of revenues	$1,780.0	$1,700.9	$ 79.1	4.7%
Selling, general and administrative	556.2	533.1	23.1	4.3
Depreciation and amortization	87.4	93.6	(6.2)	(6.6)
Restructuring and impairment charges	23.6	34.2	(10.6)	(30.9)
Total costs and expenses	$2,447.2	$2,361.8	$ 85.4	3.6%

Direct Cost of Revenues. The increase in direct cost of revenues was due primarily to telecom regulatory fees additional accruals of $57.0 million recorded in fiscal 2006 and an increase in costs at IDT Energy, partially offset by the decline in direct costs associated with IDT Telecom's lower revenues. As a percentage of total revenues, direct costs increased from 76.5% in fiscal 2005 to 79.9% in fiscal 2006. This increase in direct costs as a percentage of total revenues was due primarily to the regulatory fees accrual and to a shift in the consolidated revenue mix toward relatively lower margin retail energy revenues.

Selling, General and Administrative. The increase in selling, general and administrative expenses was mostly due to a $10 million legal settlement between our IDT Spectrum subsidiary and Lucent, approximately $3.5 million in costs incurred by Net2Phone in connection with IDT's tender offer for all outstanding shares of common stock of Net2Phone that it did not previously own, increased compensation and infrastructure costs required to fund the development and growth of IDT Energy, increased marketing costs related to the growth of our Toucan consumer phone services business in the United Kingdom, as well as marketing and advertising costs relating to product launches such as TúYo Mobile prepaid wireless and our English-as-a-Second Language (ESL) product. The increase in selling, general and administrative expenses was partially offset by significantly lower marketing, advertising, compensation and bad debt costs in our U.S. consumer phone services business, as well as lower stock-based compensation. As a percentage of total revenues, selling, general and administrative expenses increased from 24.0% in fiscal 2005 to 25.0% in fiscal 2006, as selling, general and administrative expenses increased at a faster rate than revenues.

Stock-based compensation expense included in selling, general and administrative expenses decreased from $30.3 million in fiscal 2005 to $21.5 million in fiscal 2006, and related mostly to the vesting of restricted stock grants and the acceleration of Net2Phone's stock options and restricted shares as a result of the Net2Phone merger in the third quarter of fiscal 2006.

Restructuring and Impairment Charges. Towards the end of the third quarter of fiscal 2006, we initiated a company-wide cost savings program designed to better align our infrastructure to our current business needs.

As of July 31, 2006, the program resulted in the termination of approximately 480 employees, of which more than 270 were customer service related. These terminations resulted in approximately $20.0 million in severance costs in fiscal 2006. In addition, in fiscal 2006, IDT Spectrum recorded real estate network reduction and impairment charges of $3.8 million. Restructuring and impairment charges in fiscal 2005 included restructuring charges of $16.5 million, primarily IDT Spectrum real estate network and connectivity reductions, and write-downs of goodwill of $17.7 million, primarily related to Net2Phone.

(in millions)			Change	
Year ended July 31,	2006	2005	$	%
Loss from operations	$(220.8)	$(139.8)	$ (81.0)	(57.9)%
Interest income, net	9.4	20.6	(11.2)	(54.2)
Other income, net	7.3	71.4	(64.1)	(89.8)
Minority interests	(16.2)	(2.6)	(13.6)	(513.0)
Provision for income taxes	(2.6)	(6.3)	3.7	59.2
Loss from continuing operations	(222.9)	(56.7)	(166.2)	(292.8)
Income from discontinued operations	44.2	12.9	31.3	242.2
Net loss	$(178.7)	$ (43.8)	$(134.9)	(307.8)%

Interest. The decrease in net interest income was due primarily to lower interest bearing cash and marketable securities average portfolio balances in fiscal 2006, as well as higher interest expense resulting from higher levels of average outstanding debt and from increased average interest rates in fiscal 2006, as compared to fiscal 2005.

Other Income. Other income for fiscal 2006 consisted primarily of a $7.9 million gain from the buyout payment relating to Altice's early termination of cable telephony license agreements with Net2Phone. Other income for fiscal 2005 consisted mostly of a $44.0 million settlement received from Telefonica S.A. and net realized gains from the sale of marketable securities and investments.

Minority Interests. Minority interests were mostly from our 51% equity ownership in Union Telecard Alliance (UTA), our calling card distributor in the U.S., and from our average equity ownership in Net2Phone. The year-over-year change in minority interests is primarily due to the increase in our average equity ownership in Net2Phone from 21.1% during fiscal 2005 to 72.2% during fiscal 2006, as a result of our acquisitions of additional equity interests.

Income Taxes. Income tax expense resulted primarily from income generated by our foreign subsidiaries.

IDT Telecom—Prepaid Products, Consumer Phone Services and Wholesale Telecommunications Services Segments

(in millions, except revenue-per-minute)			Change	
Year ended July 31,	2006	2005	$	%
Revenues				
Prepaid Products	$1,194.9	$1,245.6	$ (50.7)	(4.1)%
Consumer Phone Services	262.1	333.8	(71.7)	(21.5)
Wholesale Telecommunications Services	597.7	592.8	4.9	0.8
Total revenues	$2,054.7	$2,172.2	$ (117.5)	(5.4)%
Minutes of use				
Prepaid Products	16,005	17,480	(1,475)	(8.4)%
Wholesale Telecommunications Services	9,233	7,074	2,159	30.5
Total minutes of use	25,238	24,554	684	2.8%
Average revenue-per-minute:				
Prepaid Products	$ 0.0739	$ 0.0701	$ 0.0038	5.4%
Wholesale Telecommunications Services	0.0645	0.0838	(0.0193)	(23.0)
Total average revenue-per-minute	$ 0.0705	$ 0.0740	$(0.0035)	(4.7)%

Revenues. Revenue declines in fiscal 2006 occurred at our U.S. Consumer Phone Services business, U.S. and European Prepaid Products businesses, and U.S. Wholesale Telecommunications Services business, partially offset by an increase in our U.K. Consumer Phone Services business and South American Wholesale Telecommunications Services business. Our total minutes-of-use increased by 2.8% in fiscal 2006 compared to fiscal 2005. A decline of 8.4% in minutes-of-use in our Prepaid Products business in the United States and Europe was partially offset by a growth of 30.5% in minutes-of-use in our Wholesale Telecommunications Services segment.

As a percentage of IDT Telecom's overall revenues, Prepaid Products revenues increased from 57.3% in fiscal 2005 to 58.2% in fiscal 2006, Consumer Phone Services revenues decreased from 15.4% in fiscal 2005 to 12.8% in fiscal 2006, and Wholesale Telecommunications Services revenues increased from 27.3% in fiscal 2005 to 29.0% in fiscal 2006.

Average revenue per minute is the average price realization we recognize on the minutes that we sell within our Prepaid Products and Wholesale Telecommunications Services businesses. It excludes minutes of use related to our U.S. Consumer Phone Services business, as the domestic traffic generated by this business is not carried on our network, and the international traffic generated by this business, though carried on our own network, is relatively insignificant.

The 4.1% decline in Prepaid Products revenues in fiscal 2006 compared to fiscal 2005 occurred primarily in the United States and Europe, partially offset by modest increases in South America and Asia. The Prepaid Products volume decline of 8.4% in fiscal 2006 compared to fiscal 2005 resulted mostly from the impact on our operations from the competitive landscape, a gradual shift in market share to wireless products and management's decision to raise prices in an effort to generate higher gross margins from this business. During the second half of fiscal 2006, we instituted selective price increases on our Prepaid Products businesses in the United States and Europe, in an effort to improve gross margins, which resulted in improved revenue-per-minute price realizations in both the United States and Europe. Prepaid Products average revenue-per-minute increased 5.4% in fiscal 2006 compared to fiscal 2005.

Consumer Phone Services revenues decreased 21.5% in fiscal 2006 compared to fiscal 2005. The decrease in revenues was from our U.S. Consumer Phone Services business due to our decision in mid-fiscal year 2005 to significantly reduce our marketing and advertising efforts as discussed below. Revenues from our U.K.-based Toucan consumer phone services business increased in fiscal 2006 as compared to fiscal 2005 due mostly to the growth in our U.K. customer base. We sold Toucan in the first quarter of fiscal 2007.

The customer base for our U.S. bundled, flat-rate local and long distance consumer phone services business was approximately 135,000 as of July 31, 2006 compared to 220,000 as of July 31, 2005. At July 31, 2006 we offered local service in the following 13 states: New York, New Jersey, Pennsylvania, Maryland, Delaware, Massachusetts, New Hampshire, West Virginia, Maine, Rhode Island, Florida, Georgia and California. In addition, we had approximately 257,000 long distance-only customers as of July 31, 2006 compared to 325,000 customers as of July 31, 2005. The decreases in our customer base occurred as a result of our decision, in mid-fiscal year 2005, to significantly reduce our marketing and advertising efforts because of the increased cost structure and inferior economics for this business following the termination of the UNE-P pricing regime by the Federal Communications Commission.

Wholesale Telecommunications Services revenues increased 0.8% in fiscal 2006 compared to fiscal 2005. The increase was a direct result of an increase in minutes of use, which increased 30.5% in fiscal 2006 compared to fiscal 2005, offset by lower per-minute price realizations, which decreased 23.0% in the same period. The decrease in per-minute price realizations was due primarily to continued competition.

(in millions, except cost-per-minute)			Change	
Year ended July 31,	2006	2005	$	%
Direct cost of revenues				
Prepaid Products	$ 980.9	$ 962.3	$ 18.6	1.9%
Consumer Phone Services	147.8	171.8	(24.0)	(14.0)
Wholesale Telecommunications Services	513.1	524.2	(11.1)	(2.1)
Total direct cost of revenues	$1,641.8	$1,658.3	$ (16.5)	(1.0)%
Average termination cost-per-minute				
Prepaid Products	$ 0.0603	$ 0.0560	$ 0.0043	7.7%
Wholesale Telecommunications Services	0.0564	0.0765	(0.0201)	(26.3)
Total average termination cost-per-minute	$ 0.0589	$ 0.0621	$(0.0032)	(5.2)%

Direct Cost of Revenues. Included in direct costs of revenues during fiscal 2006 was a one-time adjustment of $57.0 million for regulatory fee accruals relating to our U.S. Prepaid Products business. Largely offsetting this increase were lower costs as a result of the decline in our U.S. Consumer Phone Services business. Our average termination cost per minute represents our average direct cost for minutes that we buy in order to terminate calls related to Prepaid Products and Wholesale Telecommunications Services businesses. These costs exclude minutes of use related to our Consumer Phone Services business, as its on-network traffic is insignificant.

Year ended July 31,	2006	2005	Change
Gross margin percentage			
Prepaid Products	17.9%	22.7%	(4.8)%
Consumer Phone Services	43.6	48.5	(4.9)
Wholesale Telecommunications Services	14.2	11.6	2.6
Total gross margin percentage	20.1%	23.7%	(3.6)%

Gross Margins. Overall, IDT Telecom gross margins decreased primarily due to the regulatory fee accrual, as well as to the shift in product mix towards lower margin wholesale revenues.

Gross margins in our Prepaid Products segment decreased due primarily to the regulatory fee accrual, partially offset by increased margins during the second half of fiscal 2006.

Gross margins in our Consumer Phone Services segment decreased primarily as a result of reduced margins in our U.S. business, due to the increased cost structure and inferior economics for this business as a result of the FCC's termination of the UNE-P pricing regime, as well as a shift in revenue mix towards our U.K. business, which generates lower gross margins than does our business in the United States.

Gross margins in our Wholesale Telecommunications Services segment increased as a result of the lower per minute termination costs which decreased at a faster rate than did our per minute price realizations.

(in millions)			Change	
Year ended July 31,	2006	2005	$	%
Selling, general and administrative expenses				
Prepaid Products	$194.3	$193.8	$ 0.5	0.2%
Consumer Phone Services	108.0	138.2	(30.2)	(21.8)
Wholesale Telecommunications Services	110.8	95.6	15.2	15.8
Total selling, general and administrative	$413.1	$427.6	$(14.5)	(3.4)%

Selling, General and Administrative. The decrease in selling, general and administrative expenses in fiscal 2006 was due mainly to our decision in mid-fiscal year 2005 to significantly reduce marketing and advertising efforts for our U.S. Consumer Phone Services business as a result of the termination of the UNE-P pricing regime, as well as due to lower bad debt costs in our U.S. Consumer Phone Services business, owing to the reduced revenue level. The prior year also included an $8.7 million legal settlement expense, recorded in the second quarter of that year. Partially offsetting this overall decrease in selling, general and administrative expenses was the costs associated with the growth of our Consumer Phone Services business in the United Kingdom, as well as increased spending on our TúYo mobile prepaid wireless phone product. As a percentage of IDT Telecom's total revenues, selling, general and administrative expenses increased to 20.1% in fiscal 2006 from 19.7% in fiscal 2005 as revenues decreased at a faster rate than our selling, general and administrative expenses.

Stock-based compensation expense included in selling, general and administrative expenses was $15.6 million and $16.1 million in the years ended July 31, 2006 and 2005, respectively. In fiscal 2005, stock-based compensation expense related primarily to vesting of restricted stock grants. In fiscal 2006, stock-based compensation expense related primarily to compensation cost for stock options and to vesting of restricted stock grants. As a result of the Net2Phone merger with IDT, all outstanding options to purchase shares of Net2Phone common stock, whether vested or unvested, were cancelled at the effective time of the merger, and the holders thereof received a cash payment equal to the excess, if any, of $2.05 over the exercise price of the options. In addition, all restrictions under Net2Phone's 1999 Amended and Restated Stock Option and Incentive Plan applicable to any outstanding shares of Net2Phone common stock lapsed immediately prior to the effective time of the merger, and the holders thereof received the value of the shares based on $2.05 per share, less any applicable taxes. As a result of the aforementioned equity modifications, we recorded an aggregate of $8.4 million of stock-based compensation costs during fiscal 2006, partially offset by a $0.6 million reversal of previously recorded stock-based compensation.

(in millions)			Change	
Year ended July 31,	2006	2005	$	%
Restructuring and impairment charges				
Prepaid Products	$ 4.8	$ 5.5	$(0.7)	(14.0)%
Consumer Phone Services	3.3	0.1	3.2	nm
Wholesale Telecommunications Services	2.7	12.6	(9.9)	(78.6)
Total restructuring and impairment charges	$10.8	$18.2	$(7.4)	(40.9)%

nm—not meaningful

Restructuring and Impairment Charges. As a result of the continued decline in our U.S. Consumer Phone Services subscriber base, during the third quarter of fiscal 2006, we made the decision to shut down our Newark call center and to eliminate the positions of more than 270 customer service personnel, and we recorded severance-related charges of $3.3 million. In addition, during the fourth quarter of fiscal 2006 we recorded charges of $4.6 million related to the company-wide cost savings program. In March 2006, after completion of the Net2Phone merger, IDT began the process of integrating Net2Phone's product offerings and operating and support functions to achieve synergies and cost savings. As a result, IDT eliminated certain positions and recorded severance related costs of $2.6 million during fiscal 2006. During the fourth quarter of fiscal 2005, based on the then quoted market price of Net2Phone's common stock, we recorded an impairment charge of $15.8 million, to write-down the carrying value of goodwill recorded by IDT on its purchases of Net2Phone equity. The remaining restructuring and impairment charges in fiscal 2005 related to contract termination and exit costs.

(in millions)			Change	
Year ended July 31,	2006	2005	$	%
(Loss) income from operations				
Prepaid Products	$(35.5)	$ 28.1	$(63.6)	(226.6)%
Consumer Phone Services	0.7	21.3	(20.6)	(96.5)
Wholesale Telecommunication Services	(54.9)	(65.9)	11.0	16.7
Total loss from operations	$(89.7)	$(16.5)	$(73.2)	(443.5)%

IDT Energy Segment

(in millions)			Change	
Year ended July 31,	2006	2005	$	%
Revenues	$112.8	$12.0	$100.8	836.1%
Direct cost of revenues	102.7	11.3	91.4	805.4
Selling, general and administrative	9.0	2.3	6.7	295.7
Income (loss) from operations	$ 1.1	$ (1.6)	$ 2.7	166.3%

Revenues. IDT Energy, which we launched in November 2004, experienced significant growth in fiscal 2006. As of July 31, 2006, IDT Energy's subscriber base consisted of approximately 200,000 meters compared to 34,000 meters as of July 31, 2005. The increase in revenues in fiscal 2006 compared to fiscal 2005 is primarily from the increase in the customer base.

Direct Cost of Revenues. Direct cost of revenues increased as a result of the increase in revenues. IDT Energy's gross margins increased from 5.9% in fiscal 2005 to 9.0% in fiscal 2006.

Selling, General and Administrative. The increase in selling, general and administrative expenses in fiscal 2006 were due primarily to higher sales commissions to independent agents associated with the increased revenues. As a percentage of total IDT Energy revenues, selling, general and administrative expenses decreased from 18.8% in fiscal 2005 to 7.9% in fiscal 2006, as revenues increased at a faster rate than did selling, general and administrative expenses.

IDT Capital

(in millions)			Change	
Year ended July 31,	2006	2005	$	%
Revenues				
Local Media	$19.7	$17.9	$ 1.8	10.0%
Ethnic Grocery Brands	11.5	—	11.5	nm
Carmel	0.4	—	0.4	nm
All other	27.3	19.9	7.4	37.5
Total revenues	$58.9	$37.8	$21.1	56.1%

nm—not meaningful

Revenues. Revenues increased in fiscal 2006 compared to fiscal 2005 primarily due to the launch of EGB in fiscal 2006 and increases in revenues in the "all other" lines of business.

In fiscal 2006, we established our EGB operation to distribute ethnic-oriented foods. In March 2006, EGB purchased the assets of Vitarroz. Revenues in the "all other" lines of business increased in fiscal 2006 compared to fiscal 2005 primarily due to increases in revenues from our call center operations and real estate, offset by a $6.0 million decrease in IDT Spectrum revenues as a result of the exit from its retail telecommunications business (except for its private line business).

(in millions)			Change	
Year ended July 31,	2006	2005	$	%
Direct cost of revenues				
Local Media	$ 5.8	$ 5.4	$ 0.4	7.3%
Ethnic Grocery Brands	8.6	—	8.6	nm
Carmel	0.7	—	0.7	nm
All other	20.5	25.8	(5.3)	(20.7)
Total direct cost of revenues	$35.6	$31.2	$ 4.4	13.8%

nm—not meaningful

Direct Cost of Revenues. Direct cost of revenues increased in fiscal 2006 compared to fiscal 2005 primarily due to the launch of EGB in fiscal 2006, offset by decreases in direct cost of revenues in the "all other" lines of business. Direct cost of revenues of IDT Spectrum included in "all other" decreased $10.1 million in fiscal

2006 compared to fiscal 2005. IDT Capital's aggregate gross margin increased from 17.2% in fiscal 2005 to 39.6% in fiscal 2006, due to the launch of EGB in fiscal 2006 and the impact of the increase in real estate revenues in fiscal 2006, which had a significantly higher gross margin than our other lines of business.

(in millions)			Change	
Year ended July 31,	2006	2005	$	%
Selling, general and administrative				
Local Media	$14.9	$13.3	$ 1.6	12.2%
Ethnic Grocery Brands	3.0	—	3.0	nm
Carmel	2.0	—	2.0	nm
All other	57.6	25.3	32.3	127.3
Total selling, general and administrative	$77.5	$38.6	$38.9	100.7%

nm—not meaningful

Selling, General and Administrative. Selling, general and administrative expenses increased in fiscal 2006 compared to fiscal 2005 primarily due to increases in the "all other" lines of business, and due to the launch of EGB and IDT Carmel in fiscal 2006. The increase in selling, general and administrative expenses in the "all other" lines of business included a $10.0 million settlement that IDT Spectrum reached with Lucent, a $2.0 million write-off of IDT Spectrum's deferred offering costs due to the cancellation of IDT Spectrum's IPO, and increased spending on our English-as-a-Second Language (ESL) and financial services products.

As a percentage of IDT Capital's aggregate revenues, selling, general and administrative expenses increased from 102.4% in fiscal 2005 to 131.7% in fiscal 2006 as selling, general and administrative expenses increased at a faster rate than IDT Capital's aggregate revenues.

Restructuring and Impairment Charges. Restructuring and impairment charges were $8.5 million in fiscal 2006 and $16.0 million in fiscal 2005. In connection with the company-wide cost savings program initiated in fiscal 2006, we decided to halt the build out of our IDT Spectrum operating unit and eliminated the majority of IDT Spectrum's workforce. As a result, we recorded severance related charges of $4.7 million. The May 2004 restructuring plan for IDT Spectrum, which was completed in fiscal 2006, included reductions of workforce, real estate network and network connectivity, as well as the impairment of assets to their estimated net recoverable value. During fiscal 2005, IDT Spectrum recorded real estate network reduction charges of $2.2 million, connectivity reduction charges of $9.5 million and other charges of $2.5 million. During fiscal 2006, IDT Spectrum recorded real estate network reduction and impairment charges of $3.8 million. In addition, during fiscal 2005, impairment charges recorded in IDT Capital included $0.9 million related to the write off of abandoned leasehold improvements as a result of the relocation of a call center, and $0.9 million relating to the write-off of goodwill.

(in millions)			Change	
Year ended July 31,	2006	2005	$	%
Loss from operations				
Local Media	$ (2.5)	$ (2.1)	$ (0.4)	(16.3)%
Ethnic Grocery Brands	(0.1)	—	(0.1)	nm
Carmel	(2.3)	—	(2.3)	nm
All other	(63.9)	(52.9)	(11.0)	(20.9)
Total loss from operations	$(68.8)	$(55.0)	$(13.8)	(25.2)%

nm—not meaningful

Corporate

(in millions)			Change	
Year ended July 31,	2006	2005	$	%
General and administrative expenses	$56.5	$64.5	$(8.0)	(12.4)%
Depreciation and amortization	2.5	2.2	0.3	13.4
Restructuring charges	4.3	—	4.3	nm
Loss from operations	$63.3	$66.7	$(3.4)	(5.1)%

nm—not meaningful

General and Administrative. As a percentage of our total consolidated revenues from continuing operations, general and administrative expenses decreased from 2.9% in fiscal 2005 to 2.5% in fiscal 2006, primarily due to a decrease in stock-based compensation expense from $12.9 million in fiscal 2005 to $4.0 million in fiscal 2006. Stock-based compensation expense in fiscal 2005 included $6.8 million related to a modification of options held by our CEO whereby, on July 22, 2005, the Compensation Committee of our Board of Directors approved a modification to extend the terms of 0.7 million options held by our CEO for an additional ten years. Other stock-based compensation expense for the fiscal years 2005 and 2006 primarily related to the vesting of restricted stock grants.

Restructuring Charges. Restructuring charges in fiscal 2006 related to severance payments under the company-wide cost savings program.

LIQUIDITY AND CAPITAL RESOURCES

General

Historically, we have satisfied our cash requirements through a combination of our existing cash, cash equivalents, cash flow from operating activities, proceeds from the sales of marketable securities and investments, sales of our equity securities including the exercise of stock options and sales under our employee stock purchase plan, borrowings from third parties, and the sale of businesses (e.g. Corbina Telecom, IDT Entertainment, and Toucan).

As of July 31, 2007, we had cash, cash equivalents, marketable securities and investments of $661.0 million and working capital (current assets less current liabilities) of $301.2 million. Investments include $112.3 million in holdings of pooled investment vehicles, including hedge funds.

(in millions) Year ended July 31,	2007	2006
Cash flows (used in) provided by		
Operating activities	$(102.1)	$(112.7)
Investing activities	175.9	287.7
Financing activities	(67.5)	(141.9)
Effect of exchange rate changes on cash and cash equivalents	5.2	5.2
Increase in cash and cash equivalents from continuing operations	11.5	38.3
Net cash used in discontinued operations	(8.8)	(59.1)
Increase (decrease) in cash and cash equivalents	$ 2.7	$ (20.8)

Operating Activities

Our cash flow from operations varies significantly from quarter to quarter and from year to year, depending on our operating results and the timing of operating cash receipts and payments, specifically trade accounts receivable and trade accounts payable.

Towards the end of our third quarter of fiscal 2006, we initiated a company-wide cost savings program to better align our infrastructure to our current business needs. As of July 31, 2007, this program resulted in the termination of approximately 880 employees. These terminations resulted in severance payments of $22.5 million in fiscal 2007. As of July 31, 2007, $17.8 million remained accrued for the ultimate payment of severance and other costs related to this cost savings initiative.

We are currently under audit by the Internal Revenue Service (IRS) for our Federal tax returns for fiscal 2001, 2002, 2003, and 2004. Should an assessment by the IRS result from the audit, the Company may be liable for income taxes, interest and penalties, which could have an adverse effect on our cash flows and financial condition.

Investing Activities

During fiscal 2007 and 2006, proceeds from sales and maturities of marketable securities net of purchases of marketable securities were $12.8 million and $314.5 million, respectively. Our capital expenditures were $36.3 million in fiscal 2007 compared to $53.5 million in fiscal 2006. These expenditures were mostly to support our international and domestic telecommunications network infrastructure.

We currently anticipate that total capital expenditures for all our divisions for fiscal 2008 will be in the $20 million to $30 million range. Our near-term focus is on streamlining our global network through the hybridization of the Net2Phone and IDT networks. We expect to fund our capital expenditures with our cash, cash equivalents and marketable securities on hand. From time to time, we will also finance a portion of our capital expenditures through capital leases.

In fiscal 2007, IDT Carmel Portfolio Management purchased debt portfolios for $78.4 million, including $57.3 million of credit card debt through FFPM Carmel Holdings I, LLC, and IDT Carmel's principal collections and proceeds from resale of debt portfolios totaled $28.1 million. Our total investment through FFPM Carmel Holdings I, LLC, will depend on the size of the portfolios provided by the selling bank, to a maximum commitment of $125 million for the 12-monthly portfolios. As of July 31, 2007, our maximum remaining outstanding commitment was $52 million.

In fiscal 2007 and 2006, cash used for investments and acquisitions, net of cash acquired, was $49.2 million and $103.4 million, respectively. In the second quarter of fiscal 2007, we acquired Zedge.net for cash of $2.1 million and an aggregate of $1.3 million to be paid in equal installments in December 2007 and December 2008. In the fourth quarter of fiscal 2007, we acquired a controlling interest in IDW Publishing for cash of $2.5 million, net of cash acquired of $1.6 million. In addition, we used $44.2 million in fiscal 2007 for additional investments in hedge funds. In fiscal 2006, we purchased a total of 46.7 million shares of Net2Phone for a total purchase price of $97.2 million. In March 2006, Ethnic Grocery Brands acquired the assets of Vitarroz for $5.2 million. Also in fiscal 2006, we made some other smaller acquisitions, including a purchaser of charged-off consumer debt.

In the first quarter of fiscal 2007, we completed the sale of IDT Entertainment to Liberty Media Corporation for (i) 14.9 million shares of our Class B common stock and Liberty Media's approximate 4.8% interest in IDT Telecom, (ii) $229.5 million in cash, subject to certain working capital adjustments, (iii) the repayment of $58.7 million of IDT Entertainment's intercompany indebtedness payable to IDT and (iv) the assumption of all of IDT Entertainment's existing indebtedness. We agreed to repay Liberty Media $9.5 million for working capital adjustments, of which $1.0 million was paid in fiscal 2007 and the remaining $8.5 million was paid in the first quarter of fiscal 2008. In addition, we would have to pay Liberty Media up to $3.5 million if the net equity value of IDT Entertainment over the five-year period following the closing of the transaction or a shorter period under specified circumstances does not exceed $439 million. We recorded a gain of $205.2 million on the sale of IDT Entertainment.

In the first quarter of fiscal 2007, we sold our United Kingdom-based consumer phone services business, Toucan, to Pipex Communications plc for $38.4 million in cash (including the assumption of intercompany obligations owed to IDT and its subsidiaries) and 43.2 million Pipex ordinary shares, which were subsequently sold for $7.9 million. We recorded a gain of $44.7 million on the sale of Toucan.

In March 2006, we consummated the sale of our Russian telecom business, Corbina, to a Moscow-based consortium of private equity investors, for net proceeds of $129.3 million in cash after banking and other transaction related costs.

Financing Activities

On March 14, 2007, our Board of Directors authorized a cash dividend of $0.25 per share of our common stock, Class A common stock and Class B common stock in the aggregate amount of $20.6 million, which was paid on April 24, 2007. In addition, on June 20, 2007, our Board of Directors authorized a cash dividend of $0.125 per share of our common stock, Class A common stock and Class B common stock in the aggregate amount of $10.2 million, which was paid on July 31, 2007. Our Board of Directors elected not to pay a dividend in the current quarter and determined that future dividends will depend on our financial and operational situation at the relevant times. As the dividend at the prior quarterly level cost approximately $10 million, this is cash that can be utilized for investment and operational needs.

We received approximately $5.8 million and $2.9 million in proceeds from the exercise of our stock options in fiscal 2007 and 2006, respectively. In fiscal 2007, proceeds from sale lease back transactions were $13.3 million. In fiscal 2006, proceeds from borrowings were $11.0 million, which consisted of a term loan used to finance the cost of two properties used to house U.S. telecom network infrastructure. Repayments of borrowings were $3.6 million and $21.8 million in fiscal 2007 and 2006, respectively. We also repaid capital lease obligations of $20.6 million and $21.6 million in fiscal 2007 and 2006, respectively. In addition, we distributed to the minority equity holders of our Union Telecard Alliance subsidiary and its consolidated partners $11.4 million and $25.4 million in cash during fiscal 2007 and 2006, respectively.

In fiscal 2006, we repurchased an aggregate of 5.2 million shares of our common stock and Class B common stock for an aggregate purchase price of $63.7 million. In June 2006, our Board of Directors authorized a new stock repurchase program for the repurchase of up to an aggregate of 25 million shares of our Class B common stock and common stock, without regard to class. In fiscal 2006, we repurchased an aggregate of 0.4 million shares of our common stock and Class B common stock for an aggregate purchase price of $5.9 million. In fiscal 2007, we repurchased an aggregate of 1.7 million shares of our common stock and Class B common stock for an aggregate purchase price of $17.5 million. As of July 31, 2007, 22.9 million shares remained available for repurchase under our stock repurchase program.

During fiscal 2007 and 2006, we acquired an aggregate of 0.4 million and 0.3 million shares, respectively, of our Class B common stock held by certain of our employees for $5.0 million and $3.9 million, respectively, to satisfy these employees' tax withholding obligations in connection with the vesting of restricted stock awards.

On May 22, 2006, we completed an offer to purchase from eligible option holders outstanding stock options to purchase shares of our Class B common stock at a cash purchase price equal to $2.00 net per share underlying such options. Options to purchase 7.9 million shares were tendered and accepted in the offer for a total purchase price of $15.8 million. All options accepted for payment were cancelled immediately upon expiration of the offer and are no longer exercisable.

CHANGES IN TRADE ACCOUNTS RECEIVABLE, ALLOWANCE FOR DOUBTFUL ACCOUNTS AND DEFERRED REVENUE

Gross trade accounts receivable decreased from $223.5 million at July 31, 2006 to $191.4 million at July 31, 2007 mostly due to the sale of our U.K.-based Toucan business and write-offs of accounts receivable by IDT Telecom, partially offset by an increase in IDT Energy's receivables. The allowance for doubtful accounts as a percentage of gross trade accounts receivable decreased from 17.2% at July 31, 2006 to 10.3% at July 31, 2007 due primarily to the sale of our U.K.-based Toucan business, which had a relatively higher allowance for doubtful accounts, write-offs of accounts receivable by IDT Telecom as well as the growth of IDT Energy, which has a significantly lower bad debt rate compared to our other businesses.

Deferred revenue as a percentage of total revenues vary from period to period, depending on the mix and the timing of revenues. Deferred revenue arises primarily from the sales by IDT Telecom of our calling cards and consumer phone services both in the United States as well as in Europe. Deferred revenue decreased to $112.8 million at July 31, 2007 compared to $134.3 million at July 31, 2006 due to a decline in activations of our U.S. calling cards, partially offset by increased calling card activations in South America and Asia.

Other Sources and Uses of Resources

We intend to, where appropriate, make strategic acquisitions and investments to complement, expand, and/or enter into new businesses. In considering acquisitions and investments, we search for opportunities to profitably grow our existing businesses, to add qualitatively to the range of businesses in the IDT portfolio and to achieve operational synergies. At this time, we cannot guarantee that we will be presented with acquisition opportunities that meet our return on investment criteria, or that our efforts to make acquisitions that meet our criteria will be successful. In addition from time to time, we have made strategic dispositions of certain businesses (such as Corbina Telecom, IDT Entertainment and Toucan). We continually evaluate our portfolio for opportunities to monetize select businesses where we deem appropriate.

We believe that, based upon our present business plan, and due to the balance of cash, cash equivalents and marketable securities we held as of July 31, 2007, our existing cash resources will be sufficient to meet our currently anticipated working capital and capital expenditure requirements, and to fund any potential operating cash flow deficits within any of our segments for at least the next twelve months. If our results differ from our current expectations, or if we acquire the business or assets of another company, we might need to raise additional capital from equity or debt sources. There can be no assurance that we would be able to raise such capital on favorable terms or at all.

The following tables quantify our future contractual obligations and commercial commitments, as of July 31, 2007:

CONTRACTUAL OBLIGATIONS

Payments Due by Period

(in millions)	Total	Less than 1 year	1—3 years	4—5 years	After 5 years
Capital lease obligations (including interest)	$ 47.9	$ 22.9	$20.3	$ 4.7	$ —
Operating leases	215.0	19.3	23.4	21.9	150.4
Purchase obligations (1)	74.0	74.0	—	—	—
Notes payable (including interest)	141.0	10.7	15.8	15.8	98.7
TOTAL CONTRACTUAL OBLIGATIONS(2)	$477.9	$126.9	$59.5	$42.4	$249.1

(1) Purchase obligations as of July 31, 2007 include FFPM Carmel Holdings I, LLC's maximum remaining outstanding commitment to purchase monthly forward flow credit card debt portfolios of $52 million.

(2) In February 2005, we entered into a multi-year agreement to grant a telecommunications service provider the right to service certain of our domestic and international wireless traffic. Terms of the agreement are based on a minimum purchase of $75 million of services from the telecommunications service provider over the term of the agreement. Any remaining financial obligation under the agreement as of July 31, 2007 is not included in the above table due to the uncertainty of the timing and amounts of any such payments. As of July 31, 2007, the remaining balance was approximately $66 million that expires in October 2009.

OTHER COMMERCIAL COMMITMENTS

Payments Due by Period

(in millions)	Total	Less than 1 year	1—3 years	4—5 years	After 5 years
Standby letters of credit	$75.2	$29.4	$40.4	$0.2	$5.2

FOREIGN CURRENCY RISK

Revenues from our international operations represented 31%, 31% and 27% of our consolidated revenues from continuing operations for the years ended July 31, 2007, 2006 and 2005, respectively. A significant portion of these revenues is in currencies other than the U.S. Dollar. Our foreign currency exchange risk is somewhat mitigated by our ability to offset the majority of these non dollar-denominated revenues with operating expenses that are paid in the same currencies. As such, the net amount of our exposure to foreign currency exchange rate changes is generally not material.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any "off-balance sheet arrangements," as defined in relevant SEC regulations, that are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Item 7A. Quantitative and Qualitative Disclosures about Market Risks.

We are exposed to various types of market risks in the normal course of business, including the impact of changes in commodity prices, interest rates and foreign currency exchange rates. We may hedge market price fluctuations associated with physical purchases and sales of electricity and natural gas by using derivative instruments including futures, forwards, basis swaps, transmission congestion contracts and financial transmission rights contracts. We are exposed to changes in interest rates primarily from our investments in cash equivalents and marketable debt securities. On occasion, we use interest rate derivative instruments and investment strategies to manage our exposure to interest rate changes, such as short sale strategies and repurchase and reverse repurchase agreements. In addition, fluctuations in market interest rates may lead to significant fluctuations in the fair value of our notes payable and capital lease obligations. If necessary, we may take appropriate actions to limit the negative effect of interest rate fluctuations on our obligations. Our market risk exposure relating to foreign currency exchange is generally not material, as we have cash outflows denominated in foreign currencies to partially offset the cash inflows denominated in the same currencies, thereby creating a natural hedge. In order to mitigate the risk associated with any remaining net foreign exchange exposure, which we experience from time to time, we have, on occasion, entered into foreign exchange hedges.

In addition to, but separate from our primary business, we hold a portion of our total asset portfolio in pooled investment vehicles including hedge funds for strategic and speculative purposes. As of July 31, 2007, the carrying value of such investments was approximately $112.3 million out of a total of cash, cash equivalents, marketable securities and investments of $661.0 million. Investments in hedge funds carry a degree of risk, and depend to a great extent on correct assessments of the future course of price movements of securities and other instruments. There can be no assurance that the managers of the hedge funds in which we have invested will be able to accurately predict these price movements. In order to minimize our exposure to such risk, we attempt to ensure that our hedge fund portfolio remains diversified, and it is managed by the Investment Committee, which reports to the Audit Committee of our Board of Directors, with the assistance of professional investment advisers utilized by the Company. Nevertheless, the securities markets have in recent years been characterized by great volatility and unpredictability. Accordingly, the value of our interests in these funds may go down as well as up and we may not receive, upon redemption, the amounts originally invested.

Item 8. Financial Statements and Supplementary Data.

The Consolidated Financial Statements and supplementary data of the Company and the report of the independent registered public accounting firm thereon set forth starting on page F-1 herein are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) and internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as of the end of the period covered by this Annual Report, that ensure that information relating to the Company which is required to be disclosed in this Annual Report is recorded, processed, summarized and reported, within required time periods. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be accumulated and communicated to them by others within those entities, particularly during the period in which this Annual Report was being prepared, to allow timely decisions regarding required disclosure. There has not occurred any changes in the Company's internal control over financial reporting during the fourth quarter of fiscal 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's report on internal control over financial reporting and the attestation report of our independent registered public accounting firm is included in this Annual Report on Form 10-K on pages 66 and 67 and is incorporated herein by reference.

Item 9B. Other Information.

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The following is a list of our directors and executive officers along with the specific information required by Rule 14a-3 of the Securities Exchange Act of 1934:

Executive Officers

Howard S. Jonas—Chairman of the Board
James A. Courter—Chief Executive Officer and Vice Chairman of the Board
Ira A. Greenstein—President
Marc J. Oppenheimer—Executive Vice President, Chief Financial Officer and Treasurer
Morris Lichtenstein—Chief Operating Officer
Mitch Silberman—Chief Accounting Officer and Controller
Joyce J. Mason—Executive Vice President, General Counsel and Secretary
Moshe Kaganoff—Executive Vice President of Strategic Planning
Ely D. Tendler—Chief Legal Officer
Douglas W. Mauro—Chief Tax Officer
Marc E. Knoller—Executive Vice President
Kathleen B. Timko—Executive Vice President of Technology
Mikhail Leibov —Executive Vice President of Business Development
Yona Katz—Executive Vice President of Business Development

Management Directors

Howard S. Jonas
James A. Courter

Independent Directors

Eric Cosentino—Rector of the Episcopal Church of the Divine Love in Montrose, New York.

James Mellor—Chairman of USEC, Inc. (NYSE: USU), a global energy company and previously served as its Chairman and Chief Executive Officer.

Judah Schorr—Founder of Judah Schorr MD PC, an anesthesia provider to hospitals, ambulatory surgery centers and medical offices, and has been its President and owner since its inception, as well as the President of its subsidiary, Tutto Anesthesia. Dr. Schorr is the Director of Anesthesia Services at Bergen Regional Medical Center, the largest hospital in the state of New Jersey, and the Managing Partner of Chavrusa Realty Corp., a commercial real-estate company in Long Island, New York.

As a result of certain of the transactions consummated in fiscal 2006 and the first quarter of fiscal 2007, all of our key operating subsidiaries are now wholly owned by IDT and none of such companies have securities that are separately listed on any exchange. Accordingly, we have removed non-employee directors from the Boards of Directors of each of IDT Telecom, IDT Capital and IDT Spectrum.

The remaining information required by this Item will be contained in the Company's Proxy Statement for its Annual Stockholders Meeting, which will be filed with the Securities and Exchange Commission within 120 days after July 31, 2007, and which is incorporated by reference herein.

We make available free of charge through the investor relations page of our web site (*www.idt.net/ir*) our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, and all beneficial ownership reports on Forms 3, 4 and 5 filed by directors, officers and beneficial owners of more than 10% of our equity, as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission. We have adopted codes of business conduct and ethics for all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. Copies of the codes of business conduct and ethics are available on our web site.

Our web site and the information contained therein or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K or our other filings with the SEC.

Item 11. Executive Compensation.

The information required by this Item will be contained in the Company's Proxy Statement for its Annual Stockholders Meeting, which will be filed with the Securities and Exchange Commission within 120 days after July 31, 2007, and which is incorporated by reference herein.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item will be contained in the Company's Proxy Statement for its Annual Stockholders Meeting, which will be filed with the Securities and Exchange Commission within 120 days after July 31, 2007, and which is incorporated by reference herein.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be contained in the Company's Proxy Statement for its Annual Stockholders Meeting, which will be filed with the Securities and Exchange Commission within 120 days after July 31, 2007, and which is incorporated by reference herein.

Item 14. Principal Accounting Fees and Services.

The information required by this Item will be contained in the Company's Proxy Statement for its Annual Stockholders Meeting, which will be filed with the Securities and Exchange Commission within 120 days after July 31, 2007, and which is incorporated by reference herein.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Report:

1. Report of Management on Internal Control Over Financial Reporting
   Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
   Report of Independent Registered Public Accounting Firm on Financial Statements
   Consolidated Financial Statements covered by Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedule.

Schedule No.	Description
II.	Valuation and Qualifying Accounts

All other schedules have been omitted since they are either not required or not applicable.

3. The exhibits listed in paragraph (b) of this item. Exhibit Numbers 10.01 10.02, 10.03, 10.04, 10.05, 10.06, 10.07, 10.08, 10.09, 10.09, 10.13, and 10.14 are management contracts or compensatory plans or arrangements.

(b) Exhibits.

Exhibit Number	Description of Exhibits
3.01(1)	Restated Certificate of Incorporation of the Registrant.
3.02(1)	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant.
3.03(1)	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant.
3.04(1)	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant.
3.05(2)	Amended and Restated By-laws of the Registrant.
10.01(3)	Employment Agreement between the Registrant and James Courter.
10.02(3)	Amendment to the Employment Agreement between the Registrant and James A. Courter.
10.03(4)	Amendment No. 2 to the Employment Agreement between the Registrant and James A. Courter.
10.04(4)	Amendment No. 3 to Employment Agreement, dated May 12, 2005, between IDT Corporation and James A. Courter.
10.05(5)	Amendment No. 4 to Employment Agreement, dated January 29, 2007, between IDT Corporation and James A. Courter.
10.06(6)	Amendment No. 5 to Employment Agreement, dated March 13, 2007, between IDT Corporation and James A. Courter.
10.07(7)	Employment Agreement between the Registrant and Howard S. Jonas.
10.08(4)	Amendment No. 1 to Employment Agreement, dated May 12, 2005, between IDT Corporation and Howard S. Jonas.
10.09(6)	Amendment No. 2 to Employment Agreement, dated March 13, 2007, between IDT Corporation and Howard S. Jonas.
10.10(8)	Amendment No. 1 to Securities Purchase Agreement, dated April 24, 2002, by and among the Registrant, UTCG Holdings LLC and Union Telecard Alliance, LLC.

Exhibit Number	Description of Exhibits
10.11(8)	Amended and Restated Operating Agreement of Union Telecard Alliance, LLC, dated April 24, 2002, by and among UTCG Holdings LLC, IDT Domestic-Union, LLC, the Registrant and Union Telecard Alliance, LLC.
10.12(8)	Amended and Restated Distribution Agreement, dated April 24, 2002, by and between IDT Netherlands, B.V. and Union Telecard Alliance, LLC.
10.13(9)	1996 Stock Option and Incentive Plan, as amended and restated, of IDT Corporation.
10.14(10)	2005 Stock Option and Incentive Plan of IDT Corporation, as amended.
10.15(11)	Purchase and Sale Agreement dated August 11, 2006, between Liberty Media Corporation (and its subsidiaries) and IDT Corporation (and TLL Dutch Holdings B.V.)
10.16(12)	Share Sale and Purchase Agreement, dated September 7, 2006, by and among IDT Dutch Holdings BV, IDT Corporation and Pipex Communications PLC.
14.1(6)	Code of Business Ethics and Conduct, Updated as of March 14, 2007
21.01*	Subsidiaries of the Registrant.
23.01*	Consent of Ernst & Young LLP.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* filed herewith.

(1) Incorporated by reference to Form 10-Q for fiscal quarter ended January 31, 2007 filed March 12, 2007.

(2) Incorporated by reference to Form 8-K, filed April 19, 2006.

(3) Incorporated by reference to Form 10-K for the fiscal year ended July 31, 2006, filed October 16, 2006.

(4) Incorporated by reference to Form 8-K, filed May 16, 2005.

(5) Incorporated by reference to Form 8-K, filed February 2, 2007.

(6) Incorporated by reference to Form 8-K, filed March 16, 2007.

(7) Incorporated by reference to Form 10-Q for the fiscal quarter ended April 30, 2002, filed June 14, 2002.

(8) Incorporated by reference to Form 10-K for the fiscal year ended July 31, 2002, filed October 29, 2002.

(9) Incorporated by reference to Schedule 14A, filed November 3, 2004.

(10) Incorporated by reference to Schedule 14A, filed November 9, 2006.

(11) Incorporated by reference to Form 8-K, filed August 14, 2006.

(12) Incorporated by reference to Form 8-K, filed September 13, 2006.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

IDT CORPORATION

By: /s/ James A. Courter

James A. Courter
Vice Chairman and Chief Executive Officer

Date: October 15, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Titles	Date
/s/ Howard S. Jonas **Howard S. Jonas**	Chairman of the Board and Director	October 15, 2007
/s/ James A. Courter **James A. Courter**	Vice Chairman, Chief Executive Officer and Director (Principal Executive Officer)	October 15, 2007
/s/ Marc J. Oppenheimer **Marc J. Oppenheimer**	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	October 15, 2007
/s/ Mitch Silberman **Mitch Silberman**	Chief Accounting Officer and Controller (Principal Accounting Officer)	October 15, 2007
/s/ Eric F. Cosentino **Eric F. Cosentino**	Director	October 15, 2007
/s/ James R. Mellor **James R. Mellor**	Director	October 15, 2007
/s/ Judah Schorr **Judah Schorr**	Director	October 15, 2007

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We, the management of IDT Corporation (the "Company"), are responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Management has evaluated internal control over financial reporting by the Company using the criteria for effective internal control established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the Company's internal controls over financial reporting as of July 31, 2007. Based on this assessment, we believe that the internal control over financial reporting of the Company is effective as of July 31, 2007. In connection with this assessment, there were no material weaknesses in the Company's internal control over financial reporting identified by management.

The Company's financial statements included in this Annual Report have been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP has also issued an attestation report on the Company's internal control over financial reporting.

/s/ James A. Courter

James A. Courter
Vice Chairman and Chief Executive Officer

/s/ Marc J. Oppenheimer

Marc J. Oppenheimer
Executive Vice President, Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
IDT Corporation

We have audited IDT Corporation's (the "Company") internal control over financial reporting as of July 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, IDT Corporation maintained, in all material respects, effective internal control over financial reporting as of July 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IDT Corporation as of July 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 31, 2007 and our report dated October 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP
Metropark, New Jersey

October 12, 2007

IDT Corporation

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders
IDT Corporation

We have audited the accompanying consolidated balance sheets of IDT Corporation as of July 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IDT Corporation at July 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 11 to the consolidated financial statements, IDT Corporation changed its method of accounting for stock-based compensation effective August 1, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IDT Corporation's internal control over financial reporting as of July 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP
Metropark, New Jersey

October 12, 2007

IDT CORPORATION

CONSOLIDATED BALANCE SHEETS

July 31 (in thousands)	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 153,845	$ 119,109
Marketable securities	388,140	390,696
Trade accounts receivable, net of allowance for doubtful accounts of $19,654 at July 31, 2007 and $38,421 at July 31, 2006	171,780	185,125
Prepaid expenses	28,920	33,833
Other current assets	60,452	72,486
Assets of discontinued operations	—	436,905
TOTAL CURRENT ASSETS	803,137	1,238,154
Property, plant and equipment, net	251,318	292,152
Goodwill	101,515	105,577
Licenses and other intangibles, net	13,824	27,445
Investments	119,052	51,872
Other assets	78,465	47,639
TOTAL ASSETS	$1,367,311	$1,762,839
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable	$ 54,445	$ 82,327
Accrued expenses	288,017	260,087
Deferred revenue	112,757	134,286
Capital lease obligations—current portion	21,049	18,940
Notes payable—current portion	8,095	4,160
Other current liabilities	17,598	38,152
Liabilities of discontinued operations	—	141,860
TOTAL CURRENT LIABILITIES	501,961	679,812
Deferred tax liabilities, net	105,049	107,106
Capital lease obligations—long-term portion	23,401	32,122
Notes payable—long-term portion	82,847	90,370
Other liabilities	12,928	6,850
TOTAL LIABILITIES	726,186	916,260
Minority interests	10,963	43,227
Commitments and contingencies		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value; authorized shares—10,000; no shares issued	—	—
Common stock, $.01 par value; authorized shares—100,000; 25,075 and 25,075 shares issued and 14,996 and 15,178 shares outstanding at July 31, 2007 and 2006, respectively	251	251
Class A common stock, $.01 par value; authorized shares—35,000; 9,817 shares issued and outstanding at July 31, 2007 and 2006	98	98
Class B common stock, $.01 par value; authorized shares—200,000; 63,261 and 76,879 shares issued and 56,043 and 71,402 shares outstanding at July 31, 2007 and 2006, respectively	633	768
Additional paid-in capital	711,103	901,067
Treasury stock, at cost, consisting of 10,079 and 9,897 shares of common stock and 7,218 and 5,477 shares of Class B common stock at July 31, 2007 and 2006, respectively	(240,355)	(220,169)
Accumulated other comprehensive income	10,750	1,496
Retained earnings	147,682	119,841
TOTAL STOCKHOLDERS' EQUITY	630,162	803,352
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,367,311	$1,762,839

See accompanying notes to consolidated financial statements.

IDT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended July 31 (in thousands, except per share data)	2007	2006	2005
REVENUES	$2,012,739	$2,226,422	$2,221,985
COSTS AND EXPENSES:			
Direct cost of revenues (exclusive of depreciation and amortization)	1,615,047	1,779,980	1,700,866
Selling, general and administrative (i)	501,658	556,161	533,076
Depreciation and amortization	80,011	87,422	93,631
Restructuring and impairment charges	33,404	23,646	34,212
TOTAL COSTS AND EXPENSES	2,230,120	2,447,209	2,361,785
Gain on sale of U.K.-based Toucan business	44,671	—	—
Loss from operations	(172,710)	(220,787)	(139,800)
Interest income, net	18,069	9,416	20,575
Other income, net	28,980	7,284	71,454
Loss from continuing operations before minority interests and income taxes	(125,661)	(204,087)	(47,771)
Minority interests	(10,180)	(16,177)	(2,639)
Provision for income taxes	(3,605)	(2,576)	(6,317)
Loss from continuing operations	(139,446)	(222,840)	(56,727)
Discontinued operations, net of tax:			
(Loss) income from discontinued operations	(7,165)	(35,883)	12,913
Gain on sale of discontinued operations	205,235	80,069	—
Total discontinued operations	198,070	44,186	12,913
NET INCOME (LOSS)	$ 58,624	$ (178,654)	$ (43,814)
Earnings per share:			
Basic and diluted:			
Loss from continuing operations	$ (1.70)	$ (2.32)	$ (0.58)
Total discontinued operations	$ 2.41	$ 0.46	$ 0.13
Net income (loss)	$ 0.71	$ (1.86)	$ (0.45)
Weighted-average number of shares used in calculation of basic and diluted earnings per share:	82,165	96,028	97,049
(i) Stock based compensation included in selling, general and administrative expense	$ 7,726	$ 21,521	$ 30,328

See accompanying notes to consolidated financial statements.

IDT CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount						
BALANCE AT JULY 31, 2004	25,075	$251	9,817	$98	68,727	$ 687	$ 800,618	$(122,044)	$(13,795)	$ 19,909	$ 342,309	$1,028,033
Exercise of stock options, net of 42 shares issued from treasury	—	—	—	—	400	4	3,264	672	—	—	—	3,940
Issuance of shares of Class B common stock through employee stock purchase plan	—	—	—	—	165	2	1,974	—	—	—	—	1,976
Issuance of Class B common stock for acquisitions and exchanges	—	—	—	—	4,314	43	60,952	—	—	—	—	60,995
Restricted Class B common stock purchased from employees	—	—	—	—	—	—	—	(2,731)	—	—	—	(2,731)
Repurchases of common stock and Class B common stock through repurchase program	—	—	—	—	—	—	—	(15,610)	—	—	—	(15,610)
Stock based compensation	—	—	—	—	—	—	7,500	—	—	—	—	7,500
Restricted Class B common stock issued to employees	—	—	—	—	1,777	18	24,943	—	(24,961)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	19,713	—	—	19,713
Exchange of common stock and Class B common stock	—	—	—	—	534	5	7,972	(7,977)	—	—	—	—
Change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	—	—	—	—	—	(19,379)	—	(19,379)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(2,426)	—	(2,426)
Net loss for the year ended July 31, 2005	—	—	—	—	—	—	—	—	—	(43,814)	(43,814)	(43,814)
Comprehensive loss										(65,619)		
BALANCE AT JULY 31, 2005	25,075	$251	9,817	$98	75,917	$ 759	$ 907,223	$(147,690)	$(19,043)	$ (1,896)	$ 298,495	$1,038,197
Reclassification of deferred compensation upon adoption of FAS123 (R)	—	—	—	—	—	—	(19,043)	—	19,043	—	—	—
Exercise of stock options, net of 70 shares issued from treasury	—	—	—	—	321	3	1,856	1,035	—	—	—	2,894
Issuance of shares of Class B common stock through employee stock purchase plan	—	—	—	—	239	2	2,345	—	—	—	—	2,347
Acquisitions	—	—	—	—	—	—	1,115	—	—	—	—	1,115
Restricted Class B common stock purchased from employees	—	—	—	—	—	—	—	(3,914)	—	—	—	(3,914)
Repurchases of common stock and Class B common stock through repurchase program	—	—	—	—	—	—	—	(69,600)	—	—	—	(69,600)
Repurchase of options held by employees and consultants	—	—	—	—	—	—	(14,238)	—	—	—	—	(14,238)
Stock based compensation	—	—	—	—	—	—	21,813	—	—	—	—	21,813
Restricted Class B common stock issued to employees	—	—	—	—	402	4	(4)	—	—	—	—	—
Change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	—	—	—	—	—	1,665	—	1,665
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	1,727	—	1,727
Net loss for the year ended July 31, 2006	—	—	—	—	—	—	—	—	—	(178,654)	(178,654)	(178,654)
Comprehensive loss										(175,262)		
BALANCE AT JULY 31, 2006	25,075	$251	9,817	$98	76,879	$ 768	$ 901,067	$(220,169)	$ —	$ 1,496	$ 119,841	$ 803,352
Dividends declared ($0.375 per share)	—	—	—	—	—	—	—	—	—	—	(30,783)	(30,783)
Receipt of Class B common stock as part of the proceeds from the sale of IDT Entertainment	—	—	—	—	(14,948)	(149)	(208,880)	—	—	—	—	(209,029)
Exercise of stock options, net of 164 shares issued from treasury	—	—	—	—	654	7	3,418	2,336	—	—	—	5,761
Issuance of shares of Class B common stock through employee stock purchase plan	—	—	—	—	248	2	2,282	—	—	—	—	2,284
Restricted Class B common stock purchased from employees	—	—	—	—	—	—	—	(5,032)	—	—	—	(5,032)
Repurchases of common stock and Class B common stock through repurchase program	—	—	—	—	—	—	—	(17,490)	—	—	—	(17,490)
Stock based compensation	—	—	—	—	—	—	13,221	—	—	—	—	13,221
Restricted Class B common stock issued to employees	—	—	—	—	428	5	(5)	—	—	—	—	—
Change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	—	—	—	—	—	(680)	—	(680)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	9,934	—	9,934
Net income for the year ended July 31, 2007	—	—	—	—	—	—	—	—	—	58,624	58,624	58,624
Comprehensive income										67,878		
BALANCE AT JULY 31, 2007	25,075	$251	9,817	$98	63,261	$ 633	$ 711,103	$(240,355)	$ —	$ 10,750	$ 147,682	$ 630,162

See accompanying notes to consolidated financial statements.

IDT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended July 31 (in thousands)	2007	2006	2005
OPERATING ACTIVITIES			
Net income (loss)	$ 58,624	$ (178,654)	$ (43,814)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Net income from discontinued operations	(198,070)	(44,186)	(12,913)
Depreciation and amortization	80,011	87,422	93,631
Restructuring and impairment charges	10,933	13,121	19,975
Minority interests	10,180	16,177	2,639
Deferred tax liabilities	(1,991)	(5,648)	270
Provision for doubtful accounts	13,307	18,544	35,194
Net realized gains from sales of marketable securities and investments	(4,909)	(845)	(24,836)
Gain on sale of U.K.-based Toucan business	(44,671)	—	—
Interest in the equity of investments	(22,416)	—	—
Stock-based compensation	7,726	21,521	30,328
Change in assets and liabilities, net of effects from acquisitions/dispositions of businesses:			
Trade accounts receivable	3,090	(47,295)	(40,784)
Other current assets and other assets	2,487	(2,950)	(18,761)
Trade accounts payable, accrued expenses, other current liabilities and other liabilities	4,142	17,489	3,459
Deferred revenue	(20,548)	(7,400)	5,409
Net cash (used in) provided by operating activities	(102,105)	(112,704)	49,797
INVESTING ACTIVITIES			
Capital expenditures	(36,290)	(53,523)	(91,156)
Collection (issuance) of notes receivable, net	(64)	836	(14,042)
Investments and acquisitions, net of cash acquired	(49,159)	(103,351)	1,850
Proceeds from sales of discontinued operations, net of cash sold and transaction costs	260,591	129,308	—
Proceeds from sale of U.K.-based Toucan business, net of transaction costs	38,379	—	—
Purchase of debt portfolios	(78,443)	—	—
Principal collections and proceeds on resale of debt portfolios	28,070	—	—
Proceeds from sales and maturities of marketable securities	1,684,344	1,760,705	5,321,080
Purchases of marketable securities	(1,671,510)	(1,446,237)	(5,147,360)
Net cash provided by investing activities	175,918	287,738	70,372
FINANCING ACTIVITIES			
Dividends paid	(30,783)	—	—
Distributions to minority shareholders of subsidiaries	(11,367)	(25,420)	(27,865)
Proceeds from exercise of stock options	5,761	2,894	3,993
Proceeds from employee stock purchase plan	2,284	2,347	1,976
Proceeds from borrowings	—	11,000	12,174
Proceeds from sale lease back transactions on capital leases	13,319	—	30,503
Repayments of capital lease obligations	(20,586)	(21,580)	(16,698)
Repayments of borrowings	(3,588)	(21,751)	(707)
Repurchase of stock options in tender offer	—	(15,829)	—
Cash and marketable securities restricted against letters of credit	—	—	3,241
Repurchases of common stock and Class B common stock	(22,522)	(73,514)	(14,660)
Net cash used in financing activities	(67,482)	(141,853)	(8,043)
DISCONTINUED OPERATIONS			
Net cash used in operating activities	(20,261)	(130,339)	(53,617)
Net cash provided by (used in) investing activities	3,847	12,078	(67,897)
Net cash provided by financing activities	7,536	59,152	38,961
Net cash used in discontinued operations	(8,878)	(59,109)	(82,553)
Effect of exchange rate changes on cash and cash equivalents	5,200	5,161	209
Net increase (decrease) in cash and cash equivalents	2,653	(20,767)	29,782
Cash and cash equivalents (including discontinued operations) at beginning of year	151,192	171,959	142,177
Cash and cash equivalents (including discontinued operations) at end of year	153,845	151,192	171,959
Less cash and cash equivalents of discontinued operations at end of year	—	(32,083)	(8,069)
Cash and cash equivalents (excluding discontinued operations) at end of year	$ 153,845	$ 119,109	$ 163,890
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash payments made for interest	$ 9,512	$ 10,148	$ 3,677
Cash payments made for income taxes	$ 1,507	$ 6,729	$ 4,633
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Receipt of the Company's Class B common stock and IDT Telecom shares as part of the proceeds from the sale of IDT Entertainment	$ 226,649	$ —	$ —
Receipt of marketable securities as part of the proceeds from the sale of Toucan	$ 7,851	$ —	$ —
Purchases of property, plant and equipment through capital lease obligations	$ 293	$ 3,856	$ 2,230
Issuance of liabilities for acquisitions	$ 1,300	$ —	$ 3,850
Issuance of Class B common stock for acquisitions and exchanges	$ —	$ —	$ 60,995
Purchase of leasehold interests and property through debt	$ —	$ —	$ 68,334
Repurchases of common stock and Class B common stock through margin	$ —	$ —	$ 3,681

See accompanying notes to consolidated financial statements.

Note 1—Description of Business and Summary of Significant Accounting Policies

Description of Business

IDT Corporation ("IDT" or the "Company") is a multinational holding company with operations that span several industries. Through its IDT Telecom subsidiary, the Company provides telecommunications services and products worldwide to retail and wholesale customers, including prepaid and rechargeable calling cards, consumer local and long distance service, prepaid wireless phone services, and wholesale carrier services. The Company's IDT Energy segment operates an Energy Services Company, or ESCO, in New York State. The Company's other operating segments that are not reportable individually, which collectively are called IDT Capital, include Ethnic Grocery Brands, a grocery distribution business; IDT Local Media, which is primarily comprised of CTM Brochure Display and WMET radio; IDT Carmel, the Company's receivables portfolio management and collection businesses; IDT Spectrum, which holds a significant number of Federal Communications Commission ("FCC") licenses for commercial fixed wireless spectrum in the United States; IDT Global Services, which is primarily comprised of call center operations; IDT Internet Mobile Group, which operates the Zedge websites and platform geared toward content for mobile devices and Zedge Studios, which is focused on creating and distributing proprietary and licensed content for traditional and internet/mobile distribution; and other smaller or early stage initiatives and operations, including certain real estate investments.

Basis of Consolidation and Accounting for Investments

The method of accounting applied to long-term investments, whether consolidated, equity or cost, involves an evaluation of the significant terms of each investment that explicitly grant or suggest evidence of control or influence over the operations of the investee and also includes the identification of any variable interests in which the Company is the primary beneficiary. The consolidated financial statements include the Company's controlled subsidiaries. In addition, the Company has not identified any variable interests in which the Company is the primary beneficiary. All significant intercompany accounts and transactions between the consolidated subsidiaries are eliminated. Investments in businesses that the Company does not control, but in respect of which the Company has the ability to exercise significant influence over operating and financial matters, are accounted for using the equity method. Investments in which the Company does not have the ability to exercise significant influence over operating and financial matters are accounted for using the cost method. Pursuant to the guidance in Emerging Issues Task Force ("EITF") Topic D-46, *Accounting for Limited Partnership Investments* and EITF 03-16, *Accounting for Investments in Limited Liability Companies,* investments in pooled investment vehicles (including hedge funds) are accounted for using the equity method unless the Company's interest is so minor that it has virtually no influence over operating and financial policies. Equity and cost method investments are included in "Investments" in the accompanying consolidated balance sheets. The Company periodically evaluates its equity and cost method investments for impairment due to declines considered to be other than temporary. If the Company determines that a decline in fair value is other than temporary, then a charge to earnings is recorded in "Other income, net" in the accompanying consolidated statements of operations, and a new basis in the investment is established.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Revenue Recognition

Traditional voice and voice over internet protocol ("VoIP") telephony services are recognized as revenue when services are provided, primarily based on usage and/or the assessment of monthly fees. Revenue derived from sales of calling cards is deferred upon sale of the cards and are recognized as revenue when call usage of the cards occur and/or administrative fees are imposed, thereby reducing the Company's outstanding obligation to the customer. Revenues from IDT Energy, the Company's retail energy business, are recognized based on deliveries of power and natural gas to customers.

Direct Cost of Revenues

Direct cost of revenues at IDT Telecom consists primarily of termination costs, toll-free and payphone costs, and network costs—including customer/carrier interconnect charges and leased fiber circuit charges. Direct costs for IDT Energy consist primarily of the cost of gas and electricity sold. Also included in direct energy costs are scheduling costs, Independent System Operator, or ISO, fees, pipeline costs and utility service charges. Direct cost of revenues excludes depreciation and amortization expense.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company holds cash and cash equivalents and marketable securities at several major financial institutions, which often exceed FDIC insured limits. Historically, the Company has not experienced any losses due to such concentration of credit risk.

Marketable Securities

The Company has investments in marketable securities that are considered "available-for-sale" under Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Under SFAS No. 115, available-for-sale securities are required to be carried at their fair value, with unrealized gains and losses (net of income taxes) that are considered temporary in nature recorded in "Accumulated other comprehensive income (loss)" in the accompanying consolidated balance sheets. The fair values of the Company's investments in marketable securities are determined based on market quotations. The Company periodically evaluates its investments in marketable securities for impairment due to declines in market value considered to be other than temporary. Such impairment evaluations include, in addition to persistent, declining market prices, general economic and company-specific evaluations. If the Company determines that a decline in market value is other than temporary, then a charge to earnings is recorded in "Other income, net" in the accompanying consolidated statements of operations and a new cost basis in the investment is established.

Property, Plant and Equipment

Equipment, buildings, computer software and furniture and fixtures are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, which range as follows: equipment—5, 7 or 20 years; buildings—40 years; computer software—2, 3 or 5 years and furniture and fixtures—5, 7 or 10 years. Leasehold improvements are recorded at cost and are depreciated on a straight-line basis over the term of their lease or their estimated useful lives, whichever is shorter.

Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company tests the recoverability of its long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If the tests indicate that the carrying value of the asset is not recoverable and is greater than its fair value, then an impairment charge is recognized. Such charge consists of the amount by which the carrying value of such asset exceeds its fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows from such asset using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets, and accordingly, actual results could vary significantly from such estimates.

Goodwill and Other Intangibles

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill and other indefinite lived intangible assets are not amortized. These assets are reviewed annually (or more frequently under various conditions) for impairment using a fair value approach. Intangible assets that do not have indefinite lives are amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144. Costs associated with obtaining the right to use trademark and patents owned by third parties are capitalized and amortized on a straight-line basis over the term of the trademark and patents licenses.

Purchased Debt Portfolios and Revenue Recognition

The Company purchases debt portfolios that have experienced deterioration of credit quality at a significantly lower price than their contractual amount. Upon acquisition of debt portfolios, static pools of accounts are established, which are aggregated based on certain common risk criteria. Each static pool is recorded at cost, which includes external acquisition costs, and is accounted for as a single unit for the recognition of income, principal payments and loss provision. Once accounts are established, they are not changed unless replaced, returned or sold.

The Company accounts for its purchased debt portfolios in accordance with Statement of Position ("SOP") 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer*. SOP 03-3 provides for recognition as income of the excess of the undiscounted collections expected at acquisition over the cost of the purchased debt. Income is recognized on a level-yield basis over the expected life of the debt (the "effective yield method") based on the expected internal rate of return ("IRR"). Subsequent increases in cash flows expected to be collected are generally recognized prospectively through an increase to the IRR over the debt's remaining life. Decreases in cash flows expected to be collected are recognized as impairment. Recognition of income under the effective yield method is dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected. The Company uses the cost recovery method to account for a portfolio if it cannot reasonably predict the timing and amount of collections from the portfolio. Under the cost recovery method, no income is recognized until the Company has fully collected the cost of the portfolio. In fiscal 2007, the Company's first full year of operations in the debt acquisition business, the cost recovery method was primarily used as the Company was developing the experience necessary to reasonably predict the timing and amount of collections from the individual portfolios purchased. Income recognized on debt portfolios, including income from resale of portfolios, is included in "Revenues" in the consolidated statements of operations.

Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, which requires that all derivative investments be recorded on the balance sheet at their respective fair values. The accounting for changes in the fair value (that is, gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

IDT Energy supplies electricity and natural gas to its retail customers. The Company utilizes forward physical delivery contracts for a substantial amount of its purchases of electricity and natural gas. These physical delivery contracts are defined as commodity derivative contracts under SFAS No. 133. Using the exemption available for qualifying contracts under SFAS No. 133, the Company applies the normal purchase and normal sale accounting treatment to its forward physical delivery contracts. Accordingly, the Company recognizes revenue from customer sales as energy is delivered to retail customers, and the related energy under the forward physical delivery contract is recognized as direct cost of revenues when it is received from suppliers. In addition, IDT Energy enters into forward contracts designated as hedges against unfavorable fluctuations in electricity and gas prices. Such contracts do not qualify to be accounted for under hedge accounting in accordance with SFAS No. 133 and are recorded at fair value as a current asset or liability and any changes in fair value are recorded in "Direct cost of revenues" in the consolidated statements of operations.

The Company also enters into foreign exchange and commodity prices forward contracts, designated as economic hedges or as speculative, which do not qualify to be accounted for under hedge accounting in accordance with SFAS No. 133. These contracts are designed to minimize the effect of fluctuations in foreign currencies or to take advantage of market trends and fluctuations in commodity prices. Such contracts are recorded at fair value as a current derivative asset or liability and any changes in fair value are recorded in "Other income, net" in the consolidated statements of operations.

Advertising Expense

The majority of the Company's advertising expense is for IDT Telecom's Consumer Phone Services business and its wireless Mobile Virtual Network Operator business. Most of the advertisements are in print or television media, with expenses recorded as they are incurred. In fiscal 2007, 2006 and 2005, advertising expense included in selling, general and administrative expenses was $25.7 million, $32.6 million and $34.3 million, respectively.

Research and Development Costs

Costs for the internal development of new software products and for substantial enhancements to existing software products to be sold are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. In fiscal 2007, 2006 and 2005, research and development costs included in selling, general and administrative expenses were $4.9 million, $11.8 million and $12.0 million, respectively.

Capitalized Internal Use Software Costs

The Company capitalizes the cost of internal-use software that has a useful life in excess of one year in accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* These costs consist of payments made to third parties and the salaries of employees working on such software development. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized internal use software costs are amortized on a straight-line basis over their estimated useful lives. Amortization expense relating to such capitalized software in fiscal 2007, 2006 and 2005 was $11.7 million, $9.0 million and $5.3 million, respectively. Unamortized capitalized internal use software costs at July 31, 2007 and 2006 were $21.5 million and $41.9 million, respectively.

Repairs and Maintenance

The Company charges the cost of repairs and maintenance, including the cost of replacing minor items not constituting substantial betterment, to selling, general and administrative expenses as these costs are incurred.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated to U.S. Dollars at end-of-period rates of exchange, and their monthly results of operations are translated to U.S. Dollars at the average rates of exchange for that month. Gains or losses resulting from such foreign currency translations are recorded in "Accumulated other comprehensive income (loss)" in the accompanying consolidated balance sheets.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the period in which related temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in its assessment of a valuation allowance. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of such change.

Commitments and Contingencies

The Company records and discloses commitments and contingencies in accordance with SFAS No. 5, *Accounting for Contingencies,* and related Interpretations. The Company accrues for loss contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. When the Company accrues for loss contingencies and the reasonable estimate of the loss is within a range, the Company records its best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. In accordance with SFAS No. 5, an estimated possible loss or a range of loss is disclosed when it is at least reasonably possible that a loss may have been incurred.

Earnings Per Share

The Company computes earnings per share under the provisions of SFAS No. 128, *Earnings per Share*, whereby basic earnings per share is computed by dividing net income (loss) attributable to all classes of common shareholders by the weighted average number of shares of all classes of common stock outstanding during the applicable period. Diluted earnings per share is determined in the same manner as basic earnings per share, except that the number of shares is increased to include non-vested restricted stock and to assume exercise of potentially dilutive stock options and contingently issuable shares using the treasury stock method, unless the effect of such increase is anti-dilutive.

The following securities have been excluded from the dilutive earnings per share computation because the Company reported net losses from continuing operations for those years, and the impact of the assumed exercise of stock options, vesting of restricted stock and issuance of contingently issuable shares would have been anti-dilutive:

Year ended July 31 (in thousands)	2007	2006	2005
Stock options	7,639	6,669	15,468
Non-vested restricted stock	591	1,391	2,209
Contingently issuable shares	43	18	26
TOTAL	8,273	8,078	17,703

Stock-Based Compensation

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended, until July 31, 2005, the Company accounted for its stock option plans under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations, and as such, generally recognized no compensation cost on grants of employee stock options. Effective August 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), *Share-Based Payment*, using the modified-prospective transition method. Under that transition method, compensation cost recognized during the year ended July 31, 2006 includes (a) compensation cost for all share-based payments granted prior to, but not yet vested as of August 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to August 1, 2005, based on the grant-date fair value estimated in accordance with SFAS No. 123(R). Results for prior periods have not been restated. In accordance with Staff Accounting Bulletin ("SAB") No. 107 issued in March 2005, stock-based compensation is included in selling, general and administrative expense. In addition, when the Company adopted SFAS No. 123(R) on August 1, 2005, deferred compensation was reduced to zero with a corresponding decrease to additional paid in capital.

Taxes Collected from Customers and Remitted to Governmental Authorities

On February 1, 2007, the Company adopted EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-3 provides guidance regarding accounting for certain taxes assessed by a governmental authority that are imposed on and concurrent with specific revenue-producing transactions between a seller and a customer. These taxes include, among others, Universal Service Fund ("USF") charges, sales, use, value added and some excise taxes. The Company currently records USF charges that are billed to customers on a gross basis in its results of operations, and records other taxes and surcharges on a net basis. USF charges in the amount of $9.6 million, $8.9 million and $12.6 million in fiscal 2007, 2006 and 2005, respectively, were recorded on a gross basis.

Vulnerability Due to Certain Concentrations

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, marketable securities and trade accounts receivable. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers in various geographic regions and industry segments comprising the Company's customer base. No single customer accounted for more than 10% of consolidated revenues in fiscal 2007, 2006 or 2005. However, the Company's five largest customers collectively accounted for 8.6%, 10.6% and 10.4% of its consolidated revenues in fiscal 2007, 2006 and 2005, respectively. This concentration of customers increases the Company's risk associated with nonpayment by those customers. In an effort to reduce risk, the Company performs ongoing credit evaluations of its significant retail telecom, wholesale carrier and cable telephony customers. In addition, the Company often attempts to mitigate the credit risk related to specific wholesale carrier customers by also buying services from the customer in question, in order to create an opportunity to offset its payables and receivables and reduce its net trade accounts receivable exposure risk.

The Company is also subject to risks associated with its international operations, including fluctuations in exchange rates and trade accounts receivable collections. Management regularly monitors the creditworthiness of its domestic and international customers and believes that it has adequately provided for any exposure to potential credit losses. Allowances for doubtful accounts are based on management's past collection experience and existing economic conditions. Doubtful accounts are written-off upon final determination that the trade accounts will not be collected.

Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. At July 31, 2007 and 2006, the carrying value of the Company's trade accounts receivable, other current assets, trade accounts payable, accrued expenses, deferred revenue, capital lease obligations—current portion and other current liabilities approximate fair value because of the short period of time to maturity. At July 31, 2007 and 2006, the carrying value of the long term portion of the Company's notes payable and capital lease obligations approximate fair value as their contractual interest rates approximate market yields for similar debt instruments.

Recently Issued Accounting Standards and Standards Not Yet Adopted

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS 109 and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. Tax positions that meet the more-likely-than-not recognition threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company was required to adopt FIN 48 on August 1, 2007. The Company will classify interest and penalties on income taxes as a component of income tax expense. The Company is currently evaluating the impact of the adoption of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, however, for some entities, the application of this Statement will change current practice. The Company is required to adopt SFAS 157 effective August 1, 2008 and is currently evaluating the impact of SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFAS 107, *Disclosures about Fair Value of Financial Instruments*. The Company is required to adopt SFAS 159 effective August 1, 2008 and is currently evaluating the impact of SFAS 159 on its consolidated financial statements.

Note 2—Acquisitions

Internet Mobile Group
In December 2006, the Company formed IDT Internet Mobile Group and acquired 90% of Norway-based Zedge.net, a social networking community for mobile users and provider of free mobile content, for cash of $2.1 million and an aggregate of $1.3 million to be paid in equal installments in December 2007 and December 2008. In addition, in December 2006 the Company invested $7.0 million in Zedge preferred shares. In June 2007, the Company acquired a controlling interest in IDW Publishing, an independent comics publisher, for $2.5 million, which is net of cash acquired of $1.6 million. These acquisitions were accounted for under the purchase method and accordingly in fiscal 2007, the Company recorded goodwill of $6.0 million that represented the excess purchase price paid over the fair value of the net assets acquired. The allocation of goodwill and intangible assets acquired was based on preliminary information and is subject to adjustment. The results of operations of Zedge and IDW Publishing were included in the consolidated results of operations since the dates of the acquisitions.

Net2Phone
On December 15, 2004, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), which was consummated on March 8, 2005, with certain subsidiaries of Liberty Media. Pursuant to the Merger Agreement, the Company acquired all of Liberty Media's direct and indirect interests in Net2Phone in exchange for 3.75 million shares of IDT Class B common stock, with a fair market value of $56.1 million. Through this transaction, the Company increased its effective equity interest in Net2Phone from approximately 14.9% to approximately 40.9% and its aggregate voting power from approximately 31% to approximately 57.0%. The acquisition was accounted for under the purchase method and accordingly in fiscal 2005, the Company recorded a reduction in minority interests of $31.0 million and an increase to goodwill and other intangibles of $25.1 million of which $15.8 million was subsequently impaired (see Note 13).

On November 10, 2005, the Company commenced a tender offer for all outstanding shares of common stock of Net2Phone not owned by IDT or its affiliates, at a price of $2.05 per share. During the second quarter of fiscal 2006, the Company purchased 33.2 million shares of Net2Phone, which were validly tendered in the offer, for a total purchase price of $68.3 million. On March 13, 2006, the Company and Net2Phone consummated a merger transaction in which the Company acquired all remaining outstanding shares of Net2Phone. All previously outstanding shares of Net2Phone, other than shares held by the Company and its subsidiaries, were canceled and converted automatically into the right to receive $2.05 per share in cash for a total purchase price of $28.8 million. As a result of the merger, Net2Phone is a wholly owned subsidiary of the Company and the Net2Phone common stock is no longer publicly traded.

The above acquisitions of Net2Phone's shares were accounted for under the purchase method and, accordingly in fiscal 2006, the Company recorded a reduction in minority interests of $38.4 million and an increase to goodwill and intangibles of $58.7 million, which represented the excess purchase price paid over the fair value of the additional interest in net assets acquired.

Note 3—Dispositions

Sale of IDT Entertainment
In the first quarter of fiscal 2007, the Company completed the sale of IDT Entertainment to Liberty Media for (i) 14.9 million shares of IDT Class B common stock and Liberty Media's approximate 4.8% interest in IDT

Telecom, (ii) $229.5 million in cash, subject to certain working capital adjustments, (iii) the repayment of $58.7 million of IDT Entertainment's intercompany indebtedness payable to IDT and (iv) the assumption of all of IDT Entertainment's existing indebtedness. The Company agreed to repay Liberty Media $9.5 million for working capital adjustments, of which $1.0 million was paid in fiscal 2007 and the remaining $8.5 million was paid in the first quarter of fiscal 2008. The Company is also eligible to receive additional consideration from Liberty Media based upon any appreciation in the value of IDT Entertainment over the five-year period following the closing of the transaction or a shorter period under specified circumstances ("Contingent Value"), equal to 25% of the excess, if any, of the net equity value of IDT Entertainment over $453 million. However, the Company would have to pay Liberty Media up to $3.5 million if the Contingent Value does not exceed $439 million. The Company retired the 14.9 million shares of its Class B common stock that were received from Liberty Media. The Company recognized a gain of $205.2 million in connection with the sale.

IDT Entertainment consisted primarily of animation and live-action production operations as well as a home entertainment distribution business. Through studios based in the United States and Canada, IDT Entertainment developed and produced 2D and 3D animated content for distribution theatrically, on television, and direct-to-video/DVD. Production was focused on proprietary content and was also performed for third parties. IDT Entertainment was also involved in the development and production of live-action content for feature films, television and direct-to-video/DVD distribution.

The sale met the criteria to be reported as a discontinued operation and accordingly, IDT Entertainment's results of operations for all periods presented are classified as part of discontinued operations.

Sale of Corbina Telecom

On March 2, 2006, the Company completed the sale of its Russian telecom business, Corbina Telecom ("Corbina"), to a Moscow-based consortium of private equity investors, for net proceeds of $129.9 million in cash after banking and other transaction costs. Corbina operated a licensed full-service telecommunications business, offering a broad range of services throughout the 24 largest industrial areas in the Russian market. Corbina's operational results were historically included in the Company's Consumer Phone Services and Wholesale Telecommunications Services segments. The sale of Corbina met the criteria to be reported as a discontinued operation and, accordingly, Corbina's results of operations for all periods presented are classified as part of discontinued operations. In fiscal 2006, the Company recognized a gain of $80.1 million in connection with the sale.

Significant Accounting Policies of Discontinued Operations

Revenues generated by IDT Entertainment relating to proprietary films were recognized in accordance with SOP 00-02, *Accounting by Producers or Distributors of Films.* Revenues from the theatrical release of feature films were recognized at the time of exhibition based on the Company's participation in box office receipts. Revenues from television licensing were recognized when the film or program was completed in accordance with the terms of the arrangement, and was available for telecast. Revenues from film licensing to international territories was recognized when the film or program was completed in accordance with the terms of the arrangement, and was available to the distributor for exploitation. Revenues generated by IDT Entertainment relating to production services for third parties were recognized in accordance with SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.* Revenues were recognized under the percentage of completion method, measured by the ratio of actual cost incurred to total estimated costs to complete. This method was used because management considered estimated costs to complete to be the best available measure of progress on these contracts. The majority of the Company's production services contracts were either fixed price or cost-plus.

Revenues generated by IDT Entertainment from sale of videocassettes and DVDs were recognized, net of an allowance for estimated sales returns, on the later of the estimated receipt of the product by the customer or after any restrictions on sale by the customer terminated, and once all the conditions were met, in accordance with SFAS 48 and SOP 00-2. The allowance for sales returns, and the effect of sales returns on inventory and royalties, were estimated based on past experience and current trends that were expected to continue.

Direct cost of revenues at IDT Entertainment consisted primarily of (1) the manufacturing cost of videocassettes and DVDs sold, (2) the cost to pick, pack and ship videocassettes and DVDs, (3) royalty expenses, (4) costs incurred in connection with production services for third parties and (5) amortization of investments in films and television programs. Royalties were typically paid in advance to licensors for exclusive rights to distribute content on videocassettes and DVDs. Royalty advances were charged to expense as revenues were earned. Costs incurred in connection with production services for third parties were capitalized and subsequently amortized to cost of revenues at the time revenue was recognized. If production services costs were expected to exceed the corresponding anticipated revenue stream, then all costs incurred in excess of this revenue stream were expensed to cost of revenues when incurred.

The cost to create a master videocassette or DVD which was used to create the product to be sold were capitalized by title and charged to amortization expense generally over five years based on historical units sold in accordance with SOP 00-02. The carrying value of a master was reduced if future sales of the title were expected to decline.

Investment in films and television programs was stated at the lower of unamortized cost or estimated fair value on an individual film basis. Investment in films and television programs was amortized using the individual-film-forecast method, whereby the costs were charged to expense and participation and residual costs were accrued based on the proportion that current revenues from the films bear to an estimate of total revenues anticipated from all markets (ultimate revenue). Ultimate revenue estimates did not exceed ten years following the date of initial release or from the date of delivery of the first episode for episodic television series.

Costs of films in development or pre-production were charged to expense if the project was abandoned, or if the film had not been set for production within three years from the time of the first capitalized transaction.

The investment in films and television programs was reviewed for impairment on a title-by-title basis when an event or change in circumstances indicated that a film should be assessed. If the estimated fair value of a film was less than its unamortized cost, then the excess of unamortized cost over the estimated fair value was charged to expense.

Exploitation costs were charged to selling, general and administrative expense as incurred.

Summary Financial Data of Discontinued Operations

Revenues, income (loss) before income taxes and net (loss) income of IDT Entertainment and Corbina, which are included in discontinued operations, are as follows:

Year ended July 31, (in thousands)	2007	2006	2005
Revenues:			
IDT Entertainment	$17,905	$181,376	$187,283
Corbina	—	43,766	59,305
	$17,905	$225,142	$246,588
(Loss) income before income taxes:			
IDT Entertainment	$ (6,995)	$ (39,337)	$ 1,294
Corbina	—	7,107	17,200
	$ (6,995)	$ (32,230)	$ 18,494
Net (loss) income:			
IDT Entertainment	$ (7,165)	$ (41,311)	$ 132
Corbina	—	5,428	12,781
	$ (7,165)	$ (35,883)	$ 12,913

The assets and liabilities of the discontinued operations are as follows:

At July 31, (in thousands)	2006
Assets	
Current assets:	
Cash and cash equivalents	$ 32,083
Marketable securities	28,586
Trade accounts receivable, net	26,495
Other current assets	76,260
Total current assets	163,424
Property, plant and equipment, net	14,898
Goodwill	57,238
Licenses and other intangibles, net	14,145
Investments	9,376
Other assets	177,824
Total assets of discontinued operations	$436,905
Liabilities	
Current liabilities:	
Trade accounts payable	$ 9,687
Accrued expenses	32,302
Deferred revenue	7,762
Capital lease obligations—current	252
Other current liabilities	1,077
Total current liabilities	51,080
Notes payable—long term portion	87,528
Capital lease obligations	1,689
Other long term liabilities	1,563
Total liabilities of discontinued operations	$141,860

Sale of Toucan

In the first quarter of fiscal 2007, the Company completed the sale of its United Kingdom-based consumer phone services business, Toucan, to Pipex Communications plc in exchange for $38.4 million in cash (including the assumption of intercompany obligations owed to IDT and its subsidiaries) and 43.2 million Pipex ordinary shares, which were later sold for $7.9 million. Toucan was launched in November 2003 and marketed local, long distance, broadband and wireless communications services in the United Kingdom. Pursuant to the terms of the agreement, Pipex assumed Toucan's existing customer base and those employees supporting its operations. Toucan's historical results of operations are included in the Company's Consumer Phone Services segment. The Company provides Toucan with termination, call center and other support services. As a result of these continuing services, the sale did not meet the criteria to be reported as a discontinued operation. The Company's results of operations for fiscal 2007, 2006 and 2005 included revenues generated by Toucan's operations of $16.4 million, $69.1 million and $43.3 million, respectively, and loss from operations of $2.6 million, $18.3 million and $23.6 million, respectively. In fiscal 2007, the Company recognized a gain of $44.7 million in connection with the sale.

Note 4—Marketable Securities

The Company classifies all of its marketable securities as "available-for-sale" securities. Marketable securities, consisting primarily of U.S. Government Agency Obligations, corporate and other bonds and equity securities, are stated at market value, with unrealized gains and losses in such securities reflected, net of tax, in "Accumulated other comprehensive income (loss)" in the accompanying consolidated balance sheets. The Company intends to maintain a liquid portfolio to take advantage of investment opportunities. Therefore, all marketable securities are classified as "short-term."

The following is a summary of marketable securities:

(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
July 31, 2007:				
Available-for-sale securities:				
U.S. Government Agency Obligations	$211,512	$ 1	$ (3,191)	$208,322
Corporate and other bonds	99,045	405	(639)	98,811
Equity securities	77,960	8,200	(5,153)	81,007
	$388,517	$ 8,606	$ (8,983)	$388,140
July 31, 2006:				
Available-for-sale securities:				
U.S. Government Agency Obligations	$332,712	$ 18	$ (9,348)	$323,382
Corporate and other bonds	17,730	5	(864)	16,871
Equity securities	39,951	11,873	(1,381)	50,443
	$390,393	$11,896	$(11,593)	$390,696

Proceeds from sales and maturities of available-for-sale securities and the gross realized gains (losses) that have been included in earnings as a result of those sales in fiscal 2007, 2006, and 2005 were $1,684.3 million and $4.9 million, $1,760.7 million and $(0.4) million, and $5,321.1 million and $3.6 million, respectively. The Company uses the specific identification method in computing the gross realized gains and gross realized losses on the sales of marketable securities.

The contractual maturities of the Company's available-for-sale U.S. Government Agency Obligations and corporate and other bonds at July 31, 2007 are as follows:

(in thousands)	Fair Value
Within one year	$ 54,916
After one year through five years	202,851
After five years through ten years	49,366
	$307,133

The majority of the Company's marketable securities, consisting mostly of U.S. Government Agency Obligations, are issued with call options that allow the issuers to redeem their respective securities before the scheduled maturity dates. The ultimate decision by issuers to exercise their call option is primarily influenced by market interest rates. As such, many of the Company's securities may be redeemed well in advance of their scheduled maturity dates.

The following available-for-sale securities are in an unrealized loss position for which other-than-temporary impairments have not been recognized:

(in thousands)	Unrealized Losses	Fair Value
July 31, 2007:		
U.S. Government Agency Obligations	$ 3,191	$201,340
Corporate and other bonds	639	67,348
Equity securities	5,153	52,844
	$ 8,983	$321,532
July 31, 2006:		
U.S. Government Agency Obligations	$ 9,348	$308,222
Corporate and other bonds	864	10,989
Equity securities	1,381	12,831
	$11,593	$332,042

The following available-for-sale marketable securities as of July 31, 2007 and 2006 have been in a continuous unrealized loss position for 12 months or longer:

(in thousands)	Unrealized Losses	Fair Value
July 31, 2007:		
Available-for-sale securities:		
U.S. Government Agency Obligations	$1,513	$ 81,557
July 31, 2006:		
Available-for-sale securities:		
U.S. Government Agency Obligations	$5,171	$147,571
Other marketable securities	640	1,947
	$5,811	$149,518

The Company concluded that the decline in the value of its marketable debt securities is temporary, since collection is probable and the Company has the ability and intent to hold these investments until the forecasted recovery of fair value up to the cost of the investments.

Note 5—Property, Plant and Equipment

Property, plant and equipment consists of the following:

July 31 (in thousands)	2007	2006
Equipment	$ 492,543	$ 451,641
Land and buildings	101,864	104,891
Computer software	77,972	73,035
Leasehold improvements	49,743	47,759
Furniture and fixtures	11,081	19,621
	733,203	696,947
Less accumulated depreciation and amortization	(481,885)	(404,795)
Property, plant and equipment, net	$ 251,318	$ 292,152

Fixed assets under capital leases were $84.5 million and $166.4 million at July 31, 2007 and 2006, respectively. The accumulated depreciation related to these assets under capital leases was $49.5 million and $125.4 million at July 31, 2007 and 2006, respectively. Depreciation of fixed assets under capital leases is included in depreciation and amortization expense in the accompanying consolidated statements of operations. Depreciation and amortization expense of property, plant and equipment was $72.0 million, $78.4 million, and $87.4 million in fiscal 2007, 2006 and 2005, respectively.

Note 6—Goodwill, Licenses and Other Intangibles

In fiscal 2007, the Company recorded goodwill of $6.0 million in IDT Capital related to IDT Internet Mobile Group acquisitions (see Note 2). In fiscal 2006, the Company recorded goodwill of $52.2 million in its Prepaid Products and Wholesale Telecommunications Services segments as a result of the acquisition of additional equity interests in Net2Phone (see Note 2). In fiscal 2007, the Company recorded impairment charges of $1.6 million in IDT Capital related to goodwill. In the fourth quarter of fiscal 2007, the Company assessed the value, based on market quotes, of its Ethnic Grocery Brands ("EGB") business and evaluated its financial performance. As a result of this analysis, the Company recorded impairment charges of $1.6 million on EGB's goodwill, measured by the excess of the carrying amount of EGB's goodwill over its implied fair value. In addition, based on this analysis, the Company recorded impairment charges of $5.8 million on EGB's trademarks since the Company believes these intangible assets are not recoverable.

IDT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below reconciles the change in the carrying amount of goodwill by operating segment for the period from July 31, 2005 to July 31, 2007:

(in thousands)	Prepaid Products	Consumer Phone Services	Wholesale Telecommunications Services	IDT Capital	IDT Energy	Corporate	Total
Balance as of July 31, 2005	$13,932	$—	$ 963	$31,750	$3,663	$499	$ 50,807
Acquisitions	46,584	—	5,742	5,164	—	—	57,490
Dispositions	—	—	—	(2,720)	—	—	(2,720)
Balance as of July 31, 2006	$60,516	$—	$6,705	$34,194	$3,663	$499	$105,577
Acquisitions	1,184	—	—	6,146	—	—	7,330
Dispositions	(7,905)	—	(902)	(1,033)	—	—	(9,840)
Impairments	—	—	—	(1,552)	—		(1,552)
Balance as of July 31, 2007	$53,795	$—	$5,803	$37,755	$3,663	$499	$101,515

The table below presents information on the Company's licenses and other intangible assets:

(in thousands)	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Balance
As of July 31, 2007				
Intangible assets with indefinite life:				
FCC licenses	Indefinite life	$ 5,841	$ —	$ 5,841
Amortized intangible assets:				
Core technology, patents and other intangible assets	3.3 years	26,110	(18,127)	7,983
Total licenses and other intangibles		$31,951	$(18,127)	$13,824
As of July 31, 2006				
Intangible assets with indefinite life:				
FCC licenses	Indefinite life	$ 5,841	$ —	$ 5,841
Trademarks	Indefinite life	5,800	—	5,800
		11,641	—	11,641
Amortized intangible assets:				
Core technology, patents and other intangible assets	3.3 years	32,822	(17,018)	15,804
Total licenses and other intangibles		$44,463	$(17,018)	$27,445

Amortization expense of licenses and other intangible assets was $8.0 million, $8.7 million, and $6.3 million in fiscal 2007, 2006 and 2005, respectively. The Company estimates that amortization expense of intangible assets with finite lives will be $5.1 million, $2.5 million, $0.3 million, and $0.1 million in fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011, respectively.

Note 7—Purchases of Debt Portfolios

On January 9, 2007, FFPM Carmel Holdings I, LLC, which is 99% owned by the Company's subsidiary IDT Carmel Portfolio Management, LLC and 1% owned by First Financial Portfolio Management, Inc. ("FFPM"), committed to purchase 12 monthly forward flow credit card debt portfolios from a major commercial bank. The total investment of the Company will depend on the size of the portfolios provided by the selling bank, to a maximum commitment of $125 million for the 12-monthly portfolios. As of July 31, 2007, the Company's maximum remaining outstanding commitment was $52 million. FFPM manages the portfolios, subject to IDT Carmel Portfolio Management's approval rights over major decisions. In fiscal 2007, IDT Carmel Portfolio Management purchased debt portfolios with a face value of $997.6 million for $78.4 million, including $57.3 million of credit card debt through FFPM Carmel Holdings I, LLC. Also in fiscal 2007, IDT Carmel's principal collections and proceeds on resale of debt portfolios totaled $28.1 million. The carrying value of the receivables in the portfolio management business as of July 31, 2007 was $51.1 million, of which $18.8 million is included in "Other current assets" and $32.3 million is included in "Other assets" in the accompanying consolidated balance sheet.

Note 8—Notes Payable

The Company's notes payable consist of the following:

July 31 (in thousands)	2007	2006
$12.0 million secured term loan due April 2013	$ 8,625	$10,144
$7.2 million secured term loan due May 2035	6,654	6,912
$47.6 million senior secured loan	46,188	46,841
$13.6 million mezzanine secured loan	13,419	13,542
$11.0 million secured term loan due August 2015	10,741	10,884
Other	5,315	6,207
Total notes payable	90,942	94,530
Less current portion	(8,095)	(4,160)
Notes payable—long term portion	$82,847	$90,370

The estimated future principal payments for the notes payable as of July 31, 2007 are approximately as follows:

(in thousands)	
Year ending July 31:	
2008	$ 8,095
2009	2,956
2010	3,028
2011	3,588
2012	3,087
Thereafter	70,188
Total notes payable	$90,942

On April 28, 2005, the Company entered into a $12.0 million term loan payable over 8 years to finance the cost of a property used to house the Company's international call center operations. The loan bears interest at LIBOR plus 1.05% and is payable in quarterly installments consisting of principal and interest beginning on July 28, 2005, with the last installment payable on April 28, 2013. The loan is secured by a mortgage on the property. The effective interest rate on July 31, 2007 was 6.41%.

On June 30, 2005, the Company entered into a $7.2 million term loan payable over 30 years to finance the cost of a property used to house the Company's domestic call center operations. The loan bears interest at the three month LIBOR plus 1.00% and is payable in monthly installments consisting of principal and interest beginning on July 31, 2005, with the last installment payable on May 30, 2035. The loan is secured by a mortgage on the property. The effective interest rate on July 31, 2007 was 6.36%.

On August 26, 2005, the Company entered into an $11.0 million term loan payable over 10 years to finance the cost of two properties used to house the Company's telecom network infrastructure. The loan bears interest at the rate of 5.60% per annum and is payable in monthly installments consisting of principal and interest beginning on October 1, 2005, with the last installment payable on August 1, 2015. The loan is secured by a mortgage on the two properties.

On May 18, 2005, the Company assumed the following two loans, which are secured by two mortgages on the leasehold interests: (i) $47.6 million senior loan payable over 15 years, requiring variable monthly payments of $0.3 million of principal and interest, at an effective interest rate of 5.90%, beginning on February 7, 2005, with a final balloon payment of $33.9 million due on January 13, 2020; and (ii) $13.6 million mezzanine loan payable over 15 years, requiring variable monthly payments of principal and interest at the annual rate of 6.65%, beginning on January 5, 2005, with the final payment due December 5, 2019.

Note 9—Income Taxes

Significant components of the Company's deferred tax assets and deferred tax liabilities consist of the following:

July 31 (in thousands)	2007	2006
Deferred tax assets:		
Bad debt reserve	$ 4,387	$ 6,479
Reserves	15,540	31,060
Exercise of stock options	3,045	2,604
Charitable contributions	23,515	18,772
Net operating loss	554,975	621,134
Other	9,088	7,030
Total deferred tax assets	610,550	687,079
Deferred tax liabilities:		
Gain on sales of subsidiary stock	(90,879)	(90,879)
Unrecognized gain/loss on securities	(342,099)	(331,728)
Depreciation	(375)	(8,206)
Total deferred tax liabilities	(433,353)	(430,813)
Valuation allowance	(282,246)	(363,372)
NET DEFERRED TAX LIABILITIES	$(105,049)	$(107,106)

The provision for income taxes consists of the following for the years ended July 31:

(in thousands)	2007	2006	2005
Current:			
Federal	$2,250	$ —	$ —
State and local	1,508	643	604
Foreign	(153)	1,933	5,713
	$3,605	$2,576	$6,317

The differences between income taxes expected at the U.S. federal statutory income tax rate and income taxes provided are as follows for the years ended July 31:

(in thousands)	2007	2006	2005
U.S. federal income tax at statutory rate	$(47,544)	$(59,738)	$(11,170)
Valuation allowance	12,295	91,472	47,102
Foreign tax rate differential	37,170	(34,781)	(40,014)
Nondeductible expenses	176	6,763	9,795
Prior year tax benefit	—	(1,800)	—
State and local income tax, net of federal benefit	1,508	660	604
	$ 3,605	$ 2,576	$ 6,317

At July 31, 2007, the Company had federal and state net operating loss carryforwards of approximately $729 million. This carry-forward loss is available to offset future U.S. federal and state taxable income. The net operating loss carryforwards will start to expire in fiscal 2008, with fiscal 2007's loss expiring in fiscal 2027. The Company also has foreign net operating losses of approximately $194 million, which will start to expire in fiscal 2011, and additional net operating losses of approximately $569 million from its Net2Phone subsidiary, which will expire through fiscal 2027. With the reacquisition of Net2Phone in March 2006, these losses will be limited under Internal Revenue Service ("IRS") section 382 to approximately $7 million per year. In fiscal 2006, the IRS commenced an audit of the Company's fiscal 2001, 2002, 2003 and 2004 federal tax returns that is still in process.

The Company has not recorded U.S. income tax expense for foreign earnings, as such earnings are permanently reinvested offshore. The cumulative undistributed foreign earnings are included in retained earnings in the Company's consolidated balance sheets, and consisted of approximately $641 million at July 31, 2007. Upon distribution of these foreign earnings, the Company may be subject to U.S. income taxes and foreign withholding taxes, however, it is not practicable to determine the amount, if any, which would be paid.

Note 10—Stockholders' Equity

Class A Common Stock, Class B Common Stock, and Common Stock

The rights of holders of Class A common stock, Class B common stock and common stock are identical except for certain voting and conversion rights and restrictions on transferability. The holders of Class A common stock are entitled to three votes per share. The holders of Class B common stock are entitled to one-tenth of a vote per share, and the holders of common stock are entitled to one vote per share. Class A common stock is subject to certain limitations on transferability that do not apply to Class B common stock and common stock. Each share of Class A common stock may be converted into one share of common stock, at any time, at the option of the holder.

In the first quarter of fiscal 2007, the Company retired the 14.9 million shares of IDT Class B common stock it received from Liberty Media in connection with the sale of IDT Entertainment to Liberty Media (see Note 3). The Company recorded a reduction in equity of $209.0 million as a result of the receipt of these shares.

Cash Dividend

On March 14, 2007, the Company's Board of Directors authorized a cash dividend of $0.25 per share of IDT Corporation Common Stock, Class A Common Stock and Class B Common Stock. The $0.25 per share dividend in the aggregate amount of $20.6 million was paid on April 24, 2007 to shareholders of record at the close of business on March 27, 2007. In addition, on June 20, 2007, the Company's Board of Directors authorized a cash dividend of $0.125 per share of IDT Corporation Common Stock, Class A Common Stock and Class B Common Stock. The $0.125 per share dividend in the aggregate amount of $10.2 million was paid on July 31, 2007 to shareholders of record at the close of business on July 23, 2007.

Treasury Stock

In June 2006, the Company's Board of Directors authorized a stock repurchase program for the repurchase of up to an aggregate of 25 million shares of IDT Class B common stock and common stock, without regard to class. The Board of Directors also authorized the termination of the Company's previous stock repurchase program, under which the Company had authority to purchase an additional 1.9 million shares of common stock and 11.7 million shares of Class B common stock. Through June 2006, under the Company's previous stock repurchase program, the Company repurchased an aggregate of 6.4 million shares of common stock and Class B common stock for an aggregate purchase price of $79.3 million, of which $63.7 million occurred in fiscal 2006. In fiscal 2006, under the Company's current stock repurchase program, the Company repurchased an aggregate of 0.4 million shares of common stock and Class B common stock for an aggregate purchase price of $5.9 million. In fiscal 2007, the Company repurchased an aggregate of 1.7 million shares of common stock and Class B common stock for an aggregate purchase price of $17.5 million. As of July 31, 2007, 22.9 million shares remained available for repurchase under the stock repurchase program.

During fiscal 2007, 2006 and 2005, 0.2 million shares, 0.1 million shares and less than 0.1 million, respectively, of the Company's Class B common stock held in treasury were issued in connection with stock option exercises.

During fiscal 2007, 2006 and 2005, the Company acquired an aggregate of 0.4 million, 0.3 million and 0.2 million shares, respectively, of its Class B common stock held by certain of its employees for $5.0 million, $3.9 million and $2.7 million, respectively, to satisfy these employees' tax withholding obligations in connection with the vesting of restricted stock awards.

During the year ended July 31, 2005, the Company exchanged an aggregate of 0.5 million shares of its newly issued Class B common stock with fair market value of $8.0 million for an equal number of shares of its common stock with an equal fair market value, which were held by individual investors and participants of the Company's 401(k) plan. In connection with this exchange, the Company recorded an $8.0 million increase in the carrying value of its treasury stock, with the offset as an increase in additional paid in capital.

Note 11—Stock Based Compensation

As a result of adopting SFAS No. 123(R) on August 1, 2005, the Company's loss before income taxes, loss from continuing operations and net loss for the year ended July 31, 2006 was $5.3 million or $0.06 per share higher than if it had continued to account for share-based compensation under Opinion No. 25.

The Company does not currently recognize tax benefits resulting from tax deductions in excess of the compensation cost recognized because of federal and state net operating loss carryforwards available to offset future federal and state taxable income. Accordingly, the adoption of SFAS No. 123(R) did not have any impact on the Company's consolidated statements of cash flows.

The following table illustrates the effect on net loss and earnings per share if the Company had applied the fair value based method of accounting provisions of SFAS No. 123 to stock-based employee compensation for the year ended July 31, 2005:

(in thousands, except per share data)	2005
Net loss, as reported	$(43,814)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects and minority interests	20,756
Deduct: Total stock-based employee compensation expense determined under the fair value based method of accounting for all awards, net of related tax effects and minority interests	(65,134)
Pro forma net loss	$(88,192)
Earnings per share:	
Basic—as reported	$ (0.45)
Basic—pro forma	$ (0.91)
Diluted—as reported	$ (0.45)
Diluted—pro forma	$ (0.91)

Effective January 24, 2005, the Compensation Committee of the Company's Board of Directors approved the acceleration of vesting of all then outstanding unvested options to purchase shares of the Company's Class B common stock. The Company accelerated the vesting of the options in anticipation of the impact of SFAS No. 123(R). Options to purchase approximately 4.5 million shares of the Company's Class B common stock became immediately exercisable on January 24, 2005, as a result of the acceleration. Generally, these options were scheduled to vest in annual installments over 3 years beginning on the first anniversary of their grant date. The primary purpose of the acceleration was to eliminate the impact of approximately $15.6 million of future compensation expense that the Company would otherwise recognize in its fiscal 2006 and fiscal 2007 consolidated statements of operations. This amount was instead reflected in the pro forma footnote disclosure for the year ended July 31, 2005, as permitted under the transitional guidance provided by the FASB.

On July 22, 2005, the Company modified the term of 0.7 million options held by the Company's CEO, extending them for an additional ten years. As a result, the Company recorded additional stock-based compensation expense of $6.8 million during the year ended July 31, 2005.

Share-Based Compensation Plans

In September 2005, the Board of Directors of the Company approved and adopted, subject to shareholder approval, the Company's 2005 Stock Option and Incentive Plan (the "Stock Option and Incentive Plan") to provide incentives to executives, employees, directors and consultants of the Company. Incentives available under the Plan may include stock options, stock appreciation rights, limited rights, deferred stock units, and restricted stock. The number of shares of Class B common stock reserved for award under the Plan is 4.0 million shares and as of July 31, 2007, 0.7 million shares remain available for future grants.

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant. Option and share awards generally vest on a graded basis over three years of service and have ten-year contractual terms. Compensation cost is generally recognized using the accelerated method over the vesting period. The compensation cost that has been charged against income for the Company and its subsidiaries' share-based compensation plans was $13.2 million, $21.5 million and $30.3 million for fiscal 2007, 2006, and 2005, respectively. No income tax benefits were recognized in the consolidated statements of operations for share-based compensation arrangements during fiscal 2007, 2006, and 2005.

The fair value of share-based payments are estimated on the date of the grant using a Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's Class B common stock and other factors. The Company uses historical data on exercise of stock options, post vesting forfeitures and other factors to estimate the expected term of the share-based payments granted. The risk free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Generally, share-based payments become exercisable over a three-year graded vesting period, and stock options expire ten years from the date of grant.

	2007	2006	2005
ASSUMPTIONS			
Average risk-free interest rate	4.71%	4.48%	3.64%
Expected dividend yield	4.4%	—	—
Expected volatility	26%	26%	36%
Expected term	5.2 years	5.0 years	3.8 years

Stock Options

A summary of stock option activity for the Company is as follows:

	Number of Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at July 31, 2006	6,669	$ 9.54		
Granted	2,265	11.30		
Exercised	(818)	7.34		
Cancelled / Forfeited	(477)	13.85		
OUTSTANDING AT JULY 31, 2007	7,639	$10.03	6.0	$9,363
EXERCISABLE AT JULY 31, 2007	5,620	$ 9.56	4.6	$9,363

The weighted-average grant-date fair value of options granted by the Company during fiscal 2007 and 2006 was $1.93 and $3.36, respectively. The total intrinsic value of options exercised during fiscal 2007 and 2006 was $4.4 million and $2.1 million, respectively.

Option Tender Offer

On February 1, 2006, the Company extended an offer to purchase from eligible option holders outstanding stock options to purchase shares of its Class B common stock, at a cash purchase price equal to $2.00 net per share underlying such options. As of February 1, 2006, there were outstanding options to purchase 15.1 million shares of the Company's Class B common stock that were eligible to be tendered in the offer. The offer and withdrawal rights expired on May 22, 2006 and options to purchase 7.9 million shares had been tendered and accepted in the offer for a total purchase price of $15.8 million. All options accepted for payment were cancelled immediately upon expiration of the offer and are no longer exercisable. In connection with the purchase of the options the Company recorded compensation expense of $1.6 million and additional paid in capital of $14.2 million during fiscal 2006.

Restricted Stock

The fair value of nonvested shares of the Company's Class B common stock is determined based on the closing price of the Company's Class B common stock on the grant date.

A summary of the status of the Company's nonvested shares as of July 31, 2007 and changes in fiscal 2007 is presented below:

(in thousands)	Number of Nonvested Shares	Weighted-Average Grant-Date Fair Value
Nonvested shares at July 31, 2006	1,391	$15.91
Granted	520	12.50
Vested	(1,214)	14.61
Forfeited	(106)	14.63
Nonvested shares at July 31, 2007	591	$15.81

As of July 31, 2007 and 2006, there was $3.3 million and $9.2 million, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Company's stock option and incentive plans. The unrecognized compensation cost as of July 31, 2007 is expected to be recognized over a weighted-average period of 1.1 years. The total fair value of shares vested in fiscal 2007 and 2006 was $15.6 million and $14.7 million, respectively. The total cost of non-vested shares granted by the Company that was recognized as compensation during fiscal 2007, 2006 and 2005 was $11.8 million, $13.2 million and $18.5 million, respectively.

Net2Phone

As a result of the Net2Phone merger transaction discussed in Note 2, all restrictions under Net2Phone's 1999 Amended and Restated Stock Option and Incentive Plan applicable to any outstanding shares of Net2Phone common stock lapsed immediately prior to the effective time of the merger, and the holders thereof received the value of the shares based on $2.05 per share, less any applicable taxes. In addition, all outstanding options to purchase shares of Net2Phone common stock, whether vested or unvested, were cancelled at the effective time of the merger, and the holders thereof received a cash payment equal to the excess, if any, of $2.05 over the exercise price of the options. As a result of the aforementioned equity modifications, Net2Phone recorded an aggregate of $5.4 million of stock-based compensation cost during fiscal 2006, partially offset by a $0.6 million reversal of previously recorded stock-based compensation

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan ("ESPP") which offers eligible employees of the Company the ability to purchase shares of the Company's Class B common stock through payroll deductions, not to exceed fifteen percent of the participant's base wages or salary for a pay period, at eighty-five percent of the lesser of (a) the fair market value of the Company's Class B common stock on the offering date, as defined, or the fair market value of the Company's Class B common stock on the second offering date, as defined, if the employee was not a participant on the offering date; or (b) the fair market value of the Company's Class B common stock on the purchase date, as defined. Participant purchases of Class B common stock under the ESPP are limited to a fair market value of $25,000 or 2,000 shares of Class B common stock each calendar year. During fiscal 2007, 2006 and 2005, the Company received $2.3 million, $2.3 million and $2.0 million, respectively, in proceeds and issued 0.2 million, 0.2 million and 0.2 million shares, respectively, of the Company's Class B common stock under the ESPP.

Note 12—Accumulated Other Comprehensive Income (Loss)

The accumulated balances for each classification of comprehensive income (loss) were as follows (in thousands):

	Unrealized gain (loss) in available-for-sale securities	Foreign currency translation	Accumulated other comprehensive income (loss)
Balance at July 31, 2004	$ 18,017	$ 1,892	$ 19,909
Change during the period	(19,379)	(2,426)	(21,805)
Balance at July 31, 2005	(1,362)	(534)	(1,896)
Change during the period	1,665	1,727	3,392
Balance at July 31, 2006	303	1,193	1,496
Change during the period	(680)	9,934	9,254
BALANCE AT JULY 31, 2007	$ (377)	$11,127	$ 10,750

Note 13—Restructuring and Impairment Charges

The Company's restructuring and impairment charges consist of the following:

Year ended July 31 (in thousands)	2007	2006	2005
Prepaid Products			
Severance and other restructuring	$ 5,822	$ 4,770	$ 2,334
Impairment	196	—	3,212
Consumer Phone Services			
Severance and other restructuring	1,152	3,300	96
Wholesale Telecommunications Services			
Severance and other restructuring	8,725	2,682	—
Impairment	—	—	12,551
IDT Energy—severance	31	15	—
IDT Capital			
Severance and other restructuring	1,351	7,814	14,059
Impairment	7,986	740	1,960
Corporate—severance	8,141	4,325	—
TOTAL	$33,404	$23,646	$34,212

Towards the end of the third quarter of fiscal 2006, the Company initiated a company-wide restructuring and cost savings program to better align its infrastructure to its current business needs. As of July 31, 2007, this program resulted in the termination of approximately 880 employees, of which more than 270 were customer service related. These terminations resulted in approximately $25.0 million and $20.0 million in severance costs in fiscal 2007 and 2006, respectively.

IDT Telecom

In connection with the company-wide restructuring and cost savings program, IDT Telecom recorded severance related charges of $15.7 million and $4.6 million in fiscal 2007 and 2006, respectively.

In July 2005, the Company signed a long-term wholesale services agreement with Verizon Communications Inc. for local phone service, effective August 1, 2005, for Verizon to provide the Company with dial tone services or access to its local networks for a period of up to five years. However, the Company was not able to attract new customers at an economically feasible cost, and therefore halted marketing its local bundled phone service. As a result, during the third quarter of fiscal 2006, the Company made the decision to shut down its Newark call center eliminating the positions of more than 270 customer service personnel and recorded severance related charges of $3.4 million in fiscal 2006.

In March 2006, after completion of the Net2Phone merger, the Company began the process of integrating Net2Phone's operations and support functions to achieve synergies and costs savings. As a result, the Company eliminated certain positions and recorded severance related charges of $2.6 million in fiscal 2006.

During the fourth quarter of fiscal 2005, based on the then quoted market price of Net2Phone's common stock, the Company recorded an impairment charge of $15.8 million to write-down the carrying value of goodwill originally recorded by IDT on its purchases of Net2Phone stock. In addition, in fiscal 2005, Net2Phone recorded $2.4 million of restructuring costs primarily for contract termination costs and employee separation costs.

IDT Capital

In May 2004, the Company announced a restructuring plan for its Winstar operation of IDT Spectrum, including the exit from its retail communications business, by ending the provision of switched services. As of November 1, 2004, all of IDT Spectrums' commercial customers had found replacement services and were no longer on the Winstar network. The restructuring plan included reductions to IDT Spectrums' workforce, real estate network and network connectivity, as well as the impairment of assets to their estimated net recoverable value. On January 19, 2006, the Company consummated the sale of its remaining Winstar operations, which consisted mostly of contracts for the provision of voice and data services to U.S. government customers. The sale of the business did not meet the criteria to be reported as a discontinued operation. With the disposition of the remaining government customers that were on Winstar's network, the restructuring plan was completed.

In connection with the company-wide restructuring and cost savings program the Company decided to halt the build out of IDT Spectrum and eliminated the majority of IDT Spectrum's workforce. IDT Spectrum recorded severance related charges of $1.1 million and $2.6 million in fiscal 2007 and 2006, respectively, relating to the company-wide restructuring and costs savings program.

As part of the May 2004 restructuring plan, the Company terminated leases and related connectivity on all the buildings on Winstar's network. During fiscal 2005, the Company recorded real estate network reduction charges of $2.2 million and connectivity reduction charges of $9.5 million. During fiscal 2006, the Company recorded real estate network reduction and connectivity reduction charges of $1.5 million.

In fiscal 2007, impairment charges included $7.4 million relating to Ethnic Grocery Brands trademarks and goodwill.

In connection with the company-wide restructuring and cost savings program, other IDT Capital businesses recorded severance related charges of $0.3 million and $2.2 million in fiscal 2007 and 2006, respectively.

In fiscal 2005, impairment charges included $0.9 million relating to the write-off of leasehold improvements abandoned as a result of the relocation of a call center operations facility and $0.9 million relating to the write-off of goodwill.

Corporate

In connection with the company-wide restructuring and cost savings program, Corporate recorded severance related charges of $8.1 million and $4.3 million in fiscal 2007 and 2006, respectively.

Reserve Summary

The following tables summarize the remaining reserve balances related to the Company's restructuring activities (substantially all of which relates to workforce reductions):

(in thousands)	Balance at July 31, 2006	Charged to expense	Payments	Non-cash charges	Reserve adjustments	Balance at July 31, 2007
IDT Capital	$ 4,768	$ 9,337	$ (5,285)	$(7,986)	$ —	$ 834
IDT Telecom	8,647	15,895	(15,635)	(196)	—	8,711
IDT Energy	—	31	(31)	—	—	—
Corporate	1,629	8,141	(1,520)	—	—	8,250
TOTAL	$15,044	$33,404	$(22,471)	$(8,182)	$ —	$17,795

(in thousands)	Balance at July 31, 2005	Charged to expense	Payments	Non-cash charges	Reserve adjustments	Balance at July 31, 2006
IDT Capital	$ 943	$ 8,554	$ (3,989)	$ (740)	$ —	$ 4,768
IDT Telecom	2,472	10,752	(3,990)	(753)	166	8,647
IDT Energy	—	15	(15)	—	—	—
Corporate	—	4,325	(2,696)	—	—	1,629
TOTAL	$ 3,415	$23,646	$(10,690)	$(1,493)	$166	$15,044

Note 14—Other Income

Altice Agreement

On November 4, 2004, Net2Phone entered into cable telephony license agreements (the "Agreements") with three Altice One cable properties (collectively "Altice"), to enable Altice to offer Net2Phone VoIP solutions to its subscribers in Belgium, Luxembourg and France. The Agreements with Altice provide that, in the event of a change in control to any of Altice's cable systems, Altice is required to either terminate the Agreements and remit a predetermined buyout payment to Net2Phone, or cause the acquirer of a controlling interest to be bound by the Agreements.

On November 15, 2005, Altice notified Net2Phone that a third party had acquired a controlling interest in Altice, that the third party would not agree to be bound by all of Altice's obligations under the Agreements, and that therefore, the Agreements were being terminated. As a result, Altice wired an $18.8 million buyout payment to Net2Phone. This amount is materially less than the predetermined buyout payment Net2Phone believes is required by the Agreements. Net2Phone has informed Altice and its third-party acquirer that the buyout provisions of the Agreements require an additional payment of approximately €25 million and that Net2Phone reserves its rights to all claims that may result from the termination. Net2Phone has initiated arbitration proceedings in accordance with the Agreements to achieve a satisfactory resolution of its claims. There can be no assurance that Net2Phone will receive any additional termination proceeds from Altice. On February 24, 2006, Altice filed an answer and counterclaim, which counterclaim was subsequently dismissed. The arbitration hearings were held at the end of June 2007 and the parties are waiting for a decision to be handed down.

In connection with the receipt of the $18.8 million payment from Altice, the Company recognized a gain of $7.9 million from the termination of the Agreements, which was classified within "Other income, net" in fiscal 2006.

Telefonica Settlement

On January 29, 2001, the Company filed a complaint against Telefonica S.A., Terra Networks, S.A., Terra Networks, U.S.A., Inc., and Lycos, Inc. in the United States District Court, District of New Jersey, relating to a joint venture the Company entered into with Terra Networks, S.A. in October 1999 and subsequently terminated in April 2000. On July 21, 2005, the parties settled this matter for a $44 million payment by Telefonica S.A., which was received by the Company and recorded in "Other income, net" in fiscal 2005.

Note 15—Commitments and Contingencies

Legal Proceedings

On May 5, 2004, the Company filed a complaint in the Supreme Court of the State of New York, County of New York, seeking injunctive relief and damages against Tyco Group, S.A.R.L., Tyco Telecommunications (US) Inc. (f/k/a TyCom (US) Inc.), Tyco International, Ltd., Tyco International (US) Inc., and TyCom Ltd. The Company alleged that the defendants breached a settlement agreement that they had entered into with the Company to resolve certain disputes and civil actions among the parties. The Company alleged that the defendants did not provide the Company, as required under the settlement agreement, free of charge and for the Company's exclusive use, a 15-year indefeasible right to use four Wavelengths in Ring Configuration (as defined in the settlement agreement) ("Wavelengths") on a global undersea fiber optic network that TyCom Ltd. was deploying at that time. In June 2004, Tyco International (US) Inc. and Tyco Telecommunications (US) Inc. asserted several counterclaims against the Company, alleging that the Company breached the settlement agreement and is liable for damages for allegedly refusing to accept the defendants' offer regarding the Wavelengths referenced in the settlement agreement and for making a public statement that Tyco failed to provide the Company with the use of its Wavelengths. The parties completed pre-trial discovery and each party filed motions for summary judgment. On July 11, 2007, the Court granted the Company's motion for partial summary judgment on liability, and granted its motion for summary judgment on Tyco's counterclaims.

On or about August 27, 2003, Aerotel, Ltd., Aerotel U.S.A., and Aerotel U.S.A., LLC ("Aerotel") filed a complaint against the Company in the United States District Court, Southern District of New York, seeking damages for alleged infringement of a patent. The parties reached a settlement and pursuant to a stipulation of dismissal all claims and counterclaims have been dismissed. The settlement provides for a payment of $15 million in cash to Aerotel, which the Company paid in the first quarter of fiscal 2008, and making available to Aerotel calling cards or PINs over time with potential termination costs of up to $15 million, subject to certain other conditions. In connection with this settlement, the Company accrued an expense in the fourth quarter of fiscal 2007 that is included in the Prepaid Products segment's selling, general and administrative expenses.

On March 29, 2004, D. Michael Jewett ("Jewett"), a former employee whose employment the Company terminated less than seven months after he was first hired, filed a complaint against the Company in the United States District Court, District of New Jersey, following his termination. The complaint alleges (i) violations of the New Jersey Anti-Racketeering Statute; (ii) violations of the New Jersey Conscientious Employee Protection Act ("CEPA"); (iii) violations of the New Jersey Law Against Discrimination ("LAD"); (iv) common law defamation; and (v) New Jersey common law intentional infliction of emotional distress. Jewett is seeking damages of $31 million, plus attorneys' fees. The Court dismissed the Anti-Racketeering claim and a portion of the LAD claim; and narrowed the remaining claims described above. On January 25, 2006, Jewett filed an amended supplemental pleading which the Company moved to dismiss. Plaintiff opposed the Company's motion. On September 11, 2007, Judge Chesler issued an order which dismissed the CEPA and LAD claims, without prejudice, against all individual defendants with the exception of Jewett's direct supervisor. Judge Chesler also granted in part and denied in part the Company's motion to dismiss the supplemental complaint. Judge Chesler dismissed plaintiff's abuse of process and defamation claims with prejudice. However, the judge denied the motion to dismiss the count for Intentional Infliction of Emotional Distress. Plaintiff also sought leave to amend his complaint and supplemental complaint to add some additional claims, which was denied as well. The parties are engaged in discovery.

On or about April 1, 2004, Jewett sent a copy of his complaint to the United States Attorney's Office because in his complaint, Jewett alleged, among other things, that improper payments were made to foreign officials in connection with an IDT Telecom contract. As a result, the Department of Justice, the Securities and Exchange Commission and the United States Attorney in Newark, New Jersey conducted an investigation of this matter. The Company and the Audit Committee of the Company's Board of Directors initiated independent investigations, conducted by outside counsel, regarding certain of the matters raised in the Jewett complaint and in these investigations. Neither the Company's nor the Audit Committee's investigations have found any evidence that the Company made any such improper payments to foreign officials. The Company continues to cooperate with these investigations.

On June 1, 2006, the Company filed a complaint in the United States District Court for the District of New Jersey alleging that eBay, Inc., Skype Technologies SA, Skype, Inc. and several as of yet unidentified business entities (collectively, "Skype") infringed patents owned by the Company. The Company's complaint was amended to include claims for Skype's alleged infringement of additional patents, all owned by the Company. The lawsuit seeks, among other things, an injunction enjoining Skype from infringing these patents and monetary damages in connection with Skype's alleged infringement. Skype has answered the complaint and amended complaints, denying any liability with respect to the Company's claims.

On March 8, 2007, IDT Telecom, Inc. and UTA filed a complaint and on April 2, 2007 an amended complaint in the United States District Court for the District of New Jersey against several prepaid calling card companies. The lawsuit alleges that the defendants are systematically falsely promising minutes in their voice prompts and other advertisements that consumers cannot obtain from the cards they have bought. The Company sought an injunction barring the defendants from continuing their false promises as well as money damages and asserts that the defendants have violated the federal Lanham Act as well as several states' false advertising and deceptive trade practices statutes. The Company has settled with three of the defendant groups. On May 9, 2007, the judge in the case denied the Company's motion for a preliminary injunction, which decision was affirmed by the Court of Appeals for the Third Circuit, and also denied motions to dismiss filed by all of the non-settling defendants who claimed that the Court lacked jurisdiction. The Company is continuing to pursue the case against the non-settling defendants.

In addition to the foregoing, the Company is subject to other legal proceedings that have arisen in the ordinary course of business and have not been finally adjudicated. Although there can be no assurance in this regard, in the opinion of the Company's management, none of the legal proceedings to which the Company is a party, whether discussed above or otherwise, will have a material adverse effect on the Company's results of operations, cash flows or its financial condition.

The Company's U.S. calling card business, which is included within the Prepaid Products segment, records accruals for various telecom regulatory agency fees including: Telecommunications Relay Services Fund (TRS), Federal Communications Commission (FCC) and Universal Service Fund (USF). As of July 31, 2007, the accrued expense balance for these fees was $42.7 million. This balance reflects what the Company believes at this time to be its liability for all such fees, given the methodologies used by the Universal Service Administration Corporation (USAC) for calculation of USF related fees, in its audit of the Company's U.S. calling card business for calendar years 2000 through 2004, which was completed during fiscal 2006. The Company has filed an appeal related to the audit findings including the full amount of all assessment charges, and will vigorously contest the methodologies used in calculating these fees. On June 5, 2007, the Company was notified by the USAC that it intended to audit the Company's Form 499-A filings for calendar years 2005 and 2006. The USAC's audit remains ongoing as of the date of this Annual Report on Form 10-K.

Leases

The future minimum payments for capital and operating leases as of July 31, 2007 are approximately as follows:

(in thousands)	Operating Leases	Capital Leases
Year ending July 31:		
2008	$ 19,334	$ 22,926
2009	12,095	14,416
2010	11,239	5,862
2011	11,318	4,671
2012	10,565	28
Thereafter	150,409	—
Total payments	$214,960	47,903
Less amount representing interest		(3,453)
Less current portion		(21,049)
Capital lease obligations—long-term portion		$ 23,401

Rental expense under operating leases was approximately $17.9 million, $17.2 million, and $19.6 million in fiscal 2007, 2006, and 2005, respectively. In addition, connectivity charges under operating leases were approximately $93.4 million, $114.3 million, and $131.9 million in fiscal 2007, 2006, and 2005, respectively.

The two buildings purchased on May 18, 2005 (See Note 8) are leased to two tenants under 15 year non-cancelable triple net leases beginning January 1, 2005 and ending December 31, 2019, with five consecutive 5 year renewals, at the tenant's sole option. As of July 31, 2007, the aggregate cost and accumulated depreciation of these two buildings was $67.5 million and $3.9 million, respectively. The aggregate minimum annual base rents for both buildings range from $4.3 million to $7.6 million per year through December 31, 2019, as stipulated in the lease agreements. Upon each renewal term, the annual base rents will be increased to equal 95% of the then prevailing market rate per rental square foot of the premises, as defined in the lease agreements. In addition, the base rent payable during each lease year subsequent to a renewal term shall increase by 3% of the base rent payable for the immediately preceding year.

The future minimum rental incomes from the leasehold interests as of July 31, 2007 are approximately as follows:

(in thousands)	Rental Income
Year ending July 31:	
2008	$ 5,890
2009	5,993
2010	6,035
2011	6,190
2012	6,351
Thereafter	52,582
Total	$83,041

Commitments

The Company has entered into purchase commitments of approximately $22.0 million as of July 31, 2007. In February 2005, the Company entered into a multi-year agreement to grant a telecommunications service provider the right to service certain of its domestic and international wireless traffic. Terms of the agreement are based on a minimum purchase of $75 million of services from the telecommunications service provider over the term of the agreement. As of July 31, 2007, the remaining balance was approximately $66 million that expires in October 2009.

As of July 31, 2007, FFPM Carmel Holdings I, LLC's maximum remaining outstanding commitment to purchase monthly forward flow credit card debt portfolios was $52 million (see Note 7).

As of July 31, 2007, the Company has letters of credit outstanding totaling $75.2 million, substantially all of which expire in fiscal 2008 through fiscal 2010. Cash and cash equivalents of $2.4 million and $4.1 million that serve as collateral is restricted against such letters of credit, and is included in "Cash and cash equivalents" in the Company's consolidated balance sheets as of July 31, 2007 and 2006, respectively. Also, current marketable securities of $76.3 million and $54.9 million is restricted primarily against letters of credit, and is included in "Marketable securities" in the Company's consolidated balance sheets as of July 31, 2007 and 2006, respectively.

Note 16—Related Party Transactions

The Company made payments for food related expenses to a cafeteria then owned and operated by the son of the Company's Chairman. During fiscal 2006, the cafeteria was sold to an unrelated third party. Such payments were less than $0.1 million (during the period of ownership by the son of the Chairman) and $1.0 million in fiscal 2006 and 2005, respectively. No such payments were made during fiscal 2007.

The Company provides certain connectivity and other services to Jonas Publishing, a publishing firm owned by the Company's Chairman. Billings for such services were $0.3 million, $0.2 million and $0.3 million in fiscal 2007, 2006 and 2005, respectively. The net balance owed to the Company by Jonas Publishing was $0.3 million and $0.2 million as of July 31, 2007 and 2006, respectively.

The Company, through its CTM Brochure Display (CTM) subsidiary, distributes brochures for a distribution firm controlled by the Company's Chairman. Billings by CTM for such distribution services were less than $0.1 million in each of fiscal 2007, 2006 and 2005. The distribution firm also distributes brochures for CTM. Billings to CTM for such services were $0.1 million in each of fiscal 2007, 2006 and 2005. The net balance owed to CTM by the distribution firm was none and less than $0.1 million as of July 31, 2007 and 2006, respectively.

The Company obtains insurance policies from several insurance brokers. Some of the policies were arranged through a company affiliated with individuals related to both the Chairman and the General Counsel of the Company. The aggregate premiums paid by the Company with respect to these policies in fiscal 2007, 2006 and 2005 were $1.6 million, $5.9 million and $3.9 million, respectively. The Company also paid premiums of $1.7 million, $1.1 million and $1.6 million in fiscal 2007, 2006 and 2005 to certain third party brokers that in turn shared commissions with respect to these premiums with the affiliated company. Other third party brokers wrote policies without the affiliated company receiving or sharing in any of the commissions. An outside insurance consultant reviews all insurance coverage of the Company to ensure that its insurance policies and their related costs are both necessary and reasonable.

The Chief Executive Officer and Vice-Chairman of the Company is a partner in the law firm of Courter, Kobert & Cohen, P.C., which has served as counsel to the Company since July 1996. Fees paid to this law firm by the Company were $0.5 million, $0.3 million and $0.1 million in fiscal 2007, 2006 and 2005, respectively.

James S. Gilmore, III, a former director of the Company who resigned in the second quarter of fiscal 2007, is a partner at the law firm of Kelly, Drye & Warren LLP, which serves as counsel to the Company. Fees paid to this law firm by the Company were less than $0.1 million, $0.8 million, and $0.9 million in fiscal 2007, 2006 and 2005, respectively.

On October 22, 2003, Net2Phone entered into an agreement with Liberty Cablevision of Puerto Rico, Inc., a wholly owned subsidiary of Liberty Media, to exclusively deploy and manage Liberty Cablevision of Puerto Rico's residential cable telephony offering. Liberty Media was one of the Company's significant shareholders until the second quarter of fiscal 2007. Net2Phone recorded revenues from Liberty Cablevision of Puerto Rico of $1.5 million in the first half of fiscal 2007, and $2.8 million and $1.8 million in fiscal 2006 and 2005, respectively.

The Company had loans outstanding to employees aggregating $0.2 million and $0.9 million as of July 31, 2007 and 2006, respectively, which are included within "Other current assets" in the accompanying consolidated balance sheets.

Note 17—Defined Contribution Plans

The Company maintains a 401(k) Plan (the "Plan") available to all employees meeting certain eligibility criteria. The Plan permits participants to contribute up to 20% of their salary, not to exceed the limits established by the Internal Revenue Code. The Plan provides for discretionary matching contributions of 50%, up to the first 6% of compensation, to be invested in IDT Class B common stock. The discretionary matching contributions vest over five years. The Plan permits the discretionary matching contributions to be granted as of December 31 of each year. All contributions made by participants vest immediately into the participant's account. In fiscal 2007, 2006 and 2005, the Company's contributions to the Plan were $2.2 million, $2.1 million and $0.5 million, respectively. The Company's common stock and Class B common stock are not investment options for the Plan's participants.

Note 18—Business Segment Information

The Company has the following four reportable business segments: Prepaid Products, Consumer Phone Services, Wholesale Telecommunications Services and IDT Energy. All other operating segments that are not reportable individually are collectively called IDT Capital. Prepaid Products, Consumer Phone Services and Wholesale Telecommunications Services comprise the IDT Telecom division. The operating results of these business segments are distinguishable and are regularly reviewed by the Company's chief operating decision maker.

The primary changes in the Company's operating segments from fiscal 2006 include: (1) bifurcation of the Retail Telecommunications Services segment into the Prepaid Products and Consumer Phone Services segments, (2) the integration of the VoIP segment into the Prepaid Products and Wholesale Telecommunications Services segments, (3) the breakout of IDT Energy as a reportable segment separate from IDT Capital, and (4) the Company's subsidiary IDT Spectrum is no longer a reportable segment and is included in IDT Capital. To the extent possible, comparative historical business segment results have been reclassified to conform to the current business segment presentation, although these results may not be indicative of the results which would have been achieved had the business segment structure been in effect during those periods.

The Prepaid Products segment markets and sells prepaid and rechargeable calling cards and prepaid wireless phone services. The Consumer Phone Services segment provides consumer local and long distance services. The Wholesale Telecommunications Services business segment consists of wholesale carrier services provided to other telecommunications companies, cable telephony services and the Company's sales channels for all products sold to wholesale customers. IDT Energy operates the Company's Energy Services Company, or ESCO, in New York State. IDT Capital includes Ethnic Grocery Brands, its grocery distribution business; IDT Local Media, which is primarily comprised of CTM Brochure Display and WMET radio; IDT Carmel, its receivables portfolio management and collection businesses; IDT Spectrum, which holds a significant number of FCC licenses for commercial fixed wireless spectrum in the United States; IDT Global Services, which is primarily comprised of call center operations; IDT Internet Mobile Group, which operates the Zedge websites and platform geared toward content for mobile devices and Zedge Studios, which is focused on creating and distributing proprietary and licensed content for traditional and internet/mobile distribution; and other smaller or early stage initiatives and operations, including certain real estate investments.

The Company evaluates the performance of its business segments based primarily on operating income (loss). All overhead is allocated to the business segments, except for certain specific corporate overhead, such as corporate executive compensation, treasury, tax and accounting services, public and investor relations, corporate insurance, legal, business development and other general corporate expenses, as well as depreciation expense on corporate assets. Operating results presented for the business segments of the Company are as follows:

(in thousands)	Prepaid Products	Consumer Phone Services	Wholesale Telecommunications Services	IDT Energy	IDT Capital	Corporate	Total
Year ended July 31, 2007							
Revenues	$ 936,720	$148,773	$645,136	$190,751	$ 91,359	$ —	$2,012,739
Operating (loss) income	(81,518)	69,852	(35,150)	11,398	(53,640)	(83,652)	(172,710)
Depreciation and amortization	44,213	1,987	24,457	124	6,936	2,294	80,011
Restructuring and impairment charges	6,018	1,152	8,725	31	9,337	8,141	33,404
Year ended July 31, 2006							
Revenues	$1,194,926	$262,094	$597,727	$112,773	$ 58,902	$ —	$2,226,422
Operating (loss) income	(35,562)	746	(54,898)	1,053	(68,838)	(63,288)	(220,787)
Depreciation and amortization	50,524	2,231	26,083	84	6,057	2,443	87,422
Restructuring and impairment charges	4,770	3,300	2,682	15	8,554	4,325	23,646
Year ended July 31, 2005							
Revenues	$1,245,546	$333,774	$592,875	$ 12,047	$ 37,743	$ —	$2,221,985
Operating income (loss)	28,086	21,271	(65,865)	(1,598)	(54,993)	(66,701)	(139,800)
Depreciation and amortization	55,800	2,417	26,409	33	6,817	2,155	93,631
Restructuring and impairment charges	5,546	96	12,551	—	16,019	—	34,212

The Consumer Phone Services segment's income from operations in fiscal 2007 includes a gain of $44.7 million from the sale of the Company's United Kingdom-based consumer phone services business, Toucan, to Pipex Communications plc in the first quarter of fiscal 2007 (see Note 3).

Total assets for each reportable segment are not provided because a significant portion of the Company's assets are servicing multiple segments and the Company does not track such assets separately by segment.

Revenues from customers located outside of the United States represented approximately 31%, 31%, 27% of total revenues in fiscal 2007, 2006, and 2005, respectively, with no single foreign country representing more than 10% of total revenues. Western Europe represented 20%, 20%, and 19% of total revenues in fiscal 2007, 2006, and 2005, respectively. Revenues by country are determined based on the country where the customer is invoiced. Net long-lived assets and net total assets held outside of the United States, primarily in Western Europe, totaled approximately $48.0 million and $242.4 million, respectively, as of July 31, 2007, and $58.6 million and $355.6 million, respectively, as of July 31, 2006.

Note 19—Selected Quarterly Financial Data (Unaudited)

The table below presents selected quarterly financial data of the Company for its fiscal quarters for fiscal 2007 and 2006:

Quarter Ended (in thousands, except per share data)	Revenues	Direct cost of revenues	Loss (income) from operations	(Loss) income from continuing operations	Net (loss) income	(Loss) income per share —basic: From continuing operations	(Loss) income per share —basic: Net (loss) income	(Loss) income per share —diluted: From continuing operations	(Loss) income per share —diluted: Net (loss) income
2007:									
October 31(a)	$ 522,326	$ 398,870	$ 26,285	$ 22,850	$ 213,920	$ 0.27	$ 2.51	$ 0.26	$ 2.43
January 31	512,500	411,369	(27,349)	(26,965)	(26,965)	(0.33)	(0.33)	(0.33)	(0.33)
April 30 (b)	485,356	395,654	(47,992)	(15,924)	(15,924)	(0.20)	(0.20)	(0.20)	(0.20)
July 31(c)	492,557	409,154	(123,654)	(119,407)	(112,407)	(1.47)	(1.38)	(1.47)	(1.38)
TOTAL	$2,012,739	$1,615,047	$(172,710)	$(139,446)	$ 58,624	$(1.70)	$ 0.71	$(1.70)	$ 0.71
2006:									
October 31	$ 556,446	$ 432,066	$ (33,108)	$ (30,674)	$ (27,924)	$(0.31)	$(0.28)	$(0.31)	$(0.28)
January 31	567,257	448,891	(57,308)	(56,438)	(55,636)	(0.59)	(0.58)	(0.59)	(0.58)
April 30(d)	547,218	469,992	(86,032)	(83,908)	(8,619)	(0.87)	(0.09)	(0.87)	(0.09)
July 31(e)	555,501	429,031	(44,339)	(51,820)	(86,475)	(0.55)	(0.91)	(0.55)	(0.91)
TOTAL	$2,226,422	$1,779,980	$(220,787)	$(222,840)	$(178,654)	$(2.32)	$(1.86)	$(2.32)	$(1.86)

(a) Included in income from operations is a gain on sale of U.K.-based Toucan business of $41.8 million. Included in net income is a gain on sale of discontinued operations (IDT Entertainment) of $198.2 million.

(b) Included in loss from continuing operations is other income of $18.6 million from investments in pooled investment vehicles.

(c) Included in loss from operations are restructuring and impairment charges of $25.3 million. Included in net loss is additional gain on sale of discontinued operations (IDT Entertainment) of $7.0 million.

(d) Included in direct cost of revenues is a $48.1 million accrual for various telecom regulatory agency fees. Included in net loss is a gain on sale of discontinued operations (Corbina) of $80.1 million.

(e) Included in net loss is $34.1 million in losses of IDT Entertainment which is classified as a discontinued operation.

IDT CORPORATION

SCHEDULE II

FINANCIAL STATEMENT SCHEDULE—VALUATION AND QUALIFYING ACCOUNTS

(in thousands)	Balance at beginning of period	Additions charged to costs and expenses	Deductions(1)	Balance at end of period
2007				
Reserves deducted from accounts receivable:				
Allowance for doubtful accounts	$38,421	$13,307	$(32,074)	$19,654
2006				
Reserves deducted from accounts receivable:				
Allowance for doubtful accounts	$40,257	$18,544	$(20,380)	$38,421
2005				
Reserves deducted from accounts receivable:				
Allowance for doubtful accounts	$40,253	$35,617	$(35,613)	$40,257

(1) Uncollectible accounts written off, net of recoveries. Fiscal 2007 deductions also include $6.1 million from the sale of our U.K.-based Toucan business.




RECD S.E.C.
NOV 1 9 2007
1086

Howard S. Jonas
Chairman of the Board of Directors

IDT Corporation
520 Broad Street
Newark, NJ 07102

November 15, 2007

To Our Stockholders:

On behalf of the Board of Directors, I cordially invite you to attend the Annual Meeting of Stockholders of IDT Corporation. The Annual Meeting will be held at 10:30 a.m. on Tuesday, December 18, 2007, at the Company's headquarters located at 520 Broad Street, Newark, New Jersey.

All stockholders are invited to attend the Annual Meeting in person. Whether or not you plan on attending the Annual Meeting in person, you should complete, sign and date the enclosed form of proxy and return it by mail in the enclosed envelope or vote by telephone or on the Internet, in accordance with the instructions on the proxy card or other voting instructions included with the proxy materials. It is important that your shares be represented and voted at the annual meeting. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised in accordance with the instructions on the proxy card or other voting instructions included with the proxy materials, including by attending the Annual Meeting and voting in person.

I appreciate your interest and support of IDT and urge you to vote your shares either in person or by granting your proxy (by telephone, Internet or mail) as promptly as possible.

Sincerely,

Howard S. Jonas
Chairman of the Board of Directors

IDT CORPORATION
520 Broad Street
Newark, New Jersey 07102
(973) 438-1000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE:	10:30 a.m., local time, on Tuesday, December 18, 2007
PLACE:	IDT Corporation, 520 Broad Street, Newark, New Jersey 07102
ITEMS OF BUSINESS:	1. To elect five directors, each for a term of one year.
	2. To approve an amendment to the IDT Corporation 2005 Stock Option and Incentive Plan that will increase the number of shares of the Company's Class B Common Stock available for the grant of awards thereunder by an additional 1,500,000 shares.
	3. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the Fiscal Year ending July 31, 2008.
	4. To transact other business as may properly come before the annual meeting and any adjournment or postponement thereof.
RECORD DATE:	You can vote if you were a stockholder of record on October 23, 2007.
PROXY VOTING:	It is important that your shares be represented and voted at the annual meeting. You can vote your shares by completing and returning your proxy card. Most stockholders also have the option of voting their shares on the Internet or by telephone. If Internet or telephone voting is available to you, voting instructions are printed on your proxy card or included with your proxy materials. You can revoke a proxy at any time prior to its exercise at the Annual Meeting of Stockholders by following the instructions in the accompanying Proxy Statement.

BY ORDER OF THE BOARD OF DIRECTORS



Joyce Mason
Executive Vice President, General Counsel and
Corporate Secretary

Newark, New Jersey
November 15, 2007

[THIS PAGE INTENTIONALLY LEFT BLANK]

PROXY STATEMENT

TABLE OF CONTENTS

TABLE OF CONTENTS—(Continued)

IDT CORPORATION
520 Broad Street
Newark, New Jersey 07102
(973) 438-1000

PROXY STATEMENT

GENERAL INFORMATION

Introduction

This Proxy Statement is furnished to the stockholders of record of IDT Corporation, a Delaware corporation (the "Company" or "IDT") as of the close of business on October 23, 2007, in connection with the solicitation by the Company's Board of Directors (the "Board of Directors") of proxies for use in voting at the Company's Annual Meeting of Stockholders (the "Annual Meeting"). The Annual Meeting will be held on Tuesday, December 18, 2007 at 10:30 a.m., local time, at the Company's headquarters located at 520 Broad Street, Newark, New Jersey 07102. The shares of the Company's common stock, par value $0.01 per share ("Common Stock"), Class A common stock, par value $0.01 per share ("Class A Common Stock"), and Class B common stock, par value $0.01 per share ("Class B Common Stock"), present at the Annual Meeting or represented by the proxies received by telephone, Internet or mail (properly marked, dated and executed) and not revoked will be voted at the Annual Meeting. This Proxy Statement is being mailed to the Company's stockholders starting on November 16, 2007.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised by delivering to the Company (to the attention of Joyce J. Mason, Esq., Executive Vice President, General Counsel and Corporate Secretary) a written notice of revocation or by executing a later-dated proxy by telephone, Internet or mail, or by attending the Annual Meeting and voting in person.

Solicitation and Voting Procedures

This solicitation of proxies is being made by the Company. The solicitation is being conducted by mail and by e-mail, and the Company will bear all attendant costs. These costs will include the expense of preparing and mailing proxy materials for the Annual Meeting and any reimbursements paid to brokerage firms and others for their expenses incurred in forwarding the solicitation materials regarding the Annual Meeting to the beneficial owners of the Company's Common Stock, Class A Common Stock and Class B Common Stock. The Company may conduct further solicitations personally, by telephone or by facsimile through its officers, directors and employees, none of whom will receive additional compensation for assisting with the solicitation.

The close of business on Tuesday, October 23, 2007 has been fixed as the record date (the "Record Date") for determining the holders of shares of Common Stock, Class A Common Stock and Class B Common Stock entitled to notice of, and to vote at, the Annual Meeting. As of the close of business on the Record Date, the Company had 98,148,182 shares issued, of which 75,956,609, the outstanding shares, are entitled to vote at the Annual Meeting, consisting of 14,996,273 shares of Common Stock, 9,816,988 shares of Class A Common Stock and 51,143,348 shares of Class B Common Stock. The remaining 22,191,573 shares issued, consisting of 10,078,587 shares of Common Stock and 12,112,986 shares of Class B Common Stock, are beneficially owned by the Company, and are not entitled to vote or to be counted as present at the Annual Meeting for purposes of determining whether a quorum is present. The shares of stock owned by the Company will not be deemed to be outstanding for determining whether a majority of the votes cast, or the majority of the outstanding shares of a class, if required, have voted in favor of any proposal.

Stockholders are entitled to one vote for each share of Common Stock held by them, three votes for each share of Class A Common Stock held by them and one-tenth of one vote for each share of Class B Common Stock held by them. The holders of Common Stock, Class A Common Stock and Class B Common Stock will vote as a single body on all matters presented to the stockholders.

Holders of record of the Company's Common Stock, Class A Common Stock and Class B Common Stock as of the Record Date can vote by telephone, on the Internet, by mail or by attending the Annual Meeting and voting by ballot. To vote by phone, call the toll-free telephone number on the proxy card (1-800-PROXIES), and to vote by Internet, visit www.voteproxy.com. To vote by mail, mark, date and sign the enclosed proxy card and return it in the postage-paid envelope provided.

Beneficial holders of the Company's Common Stock, Class A Common Stock and Class B Common Stock as of the Record Date whose stock is held of record by another party will receive voting instructions from their bank, broker or other holder of record.

Voting by telephone, Internet or mail will not limit the right of a stockholder of record as of the Record Date to vote in person at the Annual Meeting. If a stockholder's shares are held in the name of a bank, broker or other holder of record, such stockholder must obtain a proxy, executed in his, her or its favor, from the holder of record to be able to vote at the Annual Meeting. All shares for which a proxy has been duly executed and delivered (by telephone, Internet or mail) and not revoked will be voted at the Annual Meeting. If a stockholder of record signs and returns a proxy card but does not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board of Directors.

The presence at the Annual Meeting of a majority of the voting power of the Company's outstanding Common Stock, Class A Common Stock and Class B Common Stock (voting together), either in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting.

If a bank, broker, or other holder of record holds shares of the Company's Common Stock, Class A Common Stock or Class B Common Stock on behalf of a beneficial owner, the record holder is permitted to vote such shares on the election of directors (Proposal No. 1) and the ratification of the appointment of the Company's independent registered public accounting firm (Proposal No. 3), even if the record holder does not receive voting instructions from the beneficial holder after sending this Proxy to the beneficial holder. Under the New York Stock Exchange rules, brokers may not vote shares on the approval of the amendment to the 2005 Stock Option and Incentive Plan (Proposal No. 2). Without voting instructions from the beneficial owner, a broker non-vote will occur.

A plurality of the votes cast at the Annual Meeting will be required for the election of each candidate to the Board of Directors. This means that the director nominee with the most votes for a particular slot is elected for that slot. Only votes voted "for" or "withheld" affect the outcome. Abstentions are not counted for the purposes of the election of directors. The affirmative vote of a majority of the voting power present at the Annual Meeting will be required for the approval of the amendment to the 2005 Stock Option and Incentive Plan (Proposal No. 2) and for the ratification of the appointment of the Company's independent registered public accounting firm (Proposal No. 3). Abstentions are counted as present at the Annual Meeting for purposes of determining a quorum and have the effect of a vote "against" any matter as to which they are specified, other than the election of directors. Broker non-votes are not considered shares present and will not affect the outcome of the vote.

Electronic Delivery

This Notice of Annual Meeting and Proxy Statement and the Company's Annual Report (the proxy materials) are available on the Company's web site, www.idt.net/ir. Instead of receiving future copies by mail, stockholders can elect to receive an e-mail that will provide electronic links to the proxy materials and instructions on how to vote. Opting to receive proxy materials online will save the Company the cost of producing and mailing documents.

Stockholders of record can enroll for electronic delivery by visiting www.amstock.com and clicking on Shareholder Account Access. Complete instructions are set forth on the proxy card.

Beneficial stockholders may also have the opportunity to receive copies of the proxy materials electronically. Beneficial stockholders should consult the information provided in the proxy materials mailed to them by their brokers and banks.

Stockholders Sharing the Same Address

We are sending only one copy of the Annual Report and Proxy Statement to stockholders who share the same last name and address, unless they have notified the Company that they want to continue to receive multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and printings and postage costs. However, if any stockholder residing at such address wishes to receive a separate Annual Report or Proxy Statement in the future, he or she may contact Joyce J. Mason, Corporate Secretary, IDT Corporation, 520 Broad Street, Newark, New Jersey 07102, or by phone at (973) 438-1000, and we will promptly forward to such stockholder a separate Annual Report or Proxy Statement. The above contact information may also be used by members of the same household currently receiving multiple copies of the Annual Report and Proxy Statement in order to request that only one set of materials be sent in the future.

References to Fiscal Years

The Company's fiscal year ends on July 31 of each calendar year. Each reference to a Fiscal Year refers to the Fiscal Year ending in the calendar year indicated (e.g., Fiscal 2007 refers to the Fiscal Year ended July 31, 2007).

CORPORATE GOVERNANCE

Introduction

The Company has in place a comprehensive corporate governance framework that reflects the corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, and the corporate governance listing requirements of the New York Stock Exchange. Consistent with the Company's commitment to strong corporate governance, the Company does not rely on the exceptions from the New York Stock Exchange's corporate governance listing requirements available to it because it is a "controlled company," except as described below with regard to (i) the composition of the Nominating Committee and (ii) the Company not having a single Nominating/Corporate Governance Committee.

In accordance with Sections 303A.09 and 303A.10 of the New York Stock Exchange Listed Company Manual, the Company has adopted a set of Corporate Governance Guidelines and a Code of Business Conduct and Ethics, the full texts of which are available for your review in the Governance section of our website at www.idt.net/ir and which also are available in print to any stockholder upon request to the Corporate Secretary.

The Company qualifies as a "controlled company" as defined in Section 303A of the New York Stock Exchange Listed Company Manual, because more than 50% of the voting power of the Company is controlled by one individual, Howard S. Jonas, who serves as Chairman of the Board of Directors. Notwithstanding that being a "controlled company" entitles the Company to exempt itself from the requirement that a majority of its directors be "independent" directors and that the Compensation Committee and Corporate Governance Committee be comprised entirely of "independent" directors, the Board of Directors has affirmatively determined that a majority of the members of the Board of Directors are "independent" in accordance with Section 303A.02 of the New York Stock Exchange Listed Company Manual and that the Compensation Committee and the

Corporate Governance Committee are in fact comprised entirely of "independent" directors. As a "controlled company," the Company may, and has chosen to, exempt itself from the New York Stock Exchange requirement that it have a single Nominating/Corporate Governance Committee composed entirely of "independent" directors. As noted above, and discussed in greater detail below, the Board of Directors maintains a separate Corporate Governance Committee comprised entirely of "independent" directors, and a Nominating Committee comprised of two management directors.

Director Independence

The Corporate Governance Guidelines adopted by the Board of Directors provide that a majority of the members of the Board of Directors, and each member of the Audit, Compensation and Corporate Governance Committees, must meet the independence requirements set forth therein. For a director to be considered independent, the Board must determine that a director meets the Independent Director Qualification Standards set forth in the Corporate Governance Guidelines, which conform to the New York Stock Exchange independence definitions, and is free from any material relationship with the Company and its executive officers. The Board of Directors considers all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation or significant financial interest. The Board of Directors uses the following Independent Director Qualification Standards in determining the "independence" of its directors:

1. During the past three years, the Company shall not have employed the director, or, except in a non-officer capacity, any of the director's immediate family members;

2. During the past three years, the director shall not have received, and shall not have an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

3. (a) Neither the director nor any of his or her immediate family members shall be a current partner of a firm that is the Company's internal or external auditor, (b) the director shall not be a current employee of such firm, (c) the director shall not have an immediate family member who is a current employee of such firm who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice, and (d) neither the director nor any of his or her immediate family members shall have been, within the last three years, a partner or employee of such firm and personally worked on the Company's audit within that time;

4. Neither the director, nor any of his or her immediate family members, shall be, or shall have been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation (or equivalent) committee; and

5. The director shall not be a current employee and shall not have an immediate family member who is a current executive officer of a company (excluding tax exempt organizations) that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of (a) $1 million or (b) two percent of the consolidated gross revenues of such other company. The Corporate Governance Committee will review the materiality of such relationship to tax exempt organizations to determine if such director qualifies as independent.

The Corporate Governance Committee undertook a review of director independence in September 2007 and, based on the review and recommendation of the Corporate Governance Committee, the Board of Directors has determined that each of Eric Cosentino, James R. Mellor and Judah Schorr is "independent" in accordance with the Corporate Governance Guidelines and, thus, that a majority of the current Board of Directors, a majority of the director nominees, and each member of the Audit, Compensation and Corporate Governance Committees is independent. None of these non-employee directors had any relationships with the Company that the Corporate Governance Committee was required to consider when reviewing independence. The Board of Directors had previously determined that all non-employee directors who served on the Board of Directors during Fiscal 2007 were "independent" in accordance with the Corporate Governance Guidelines.

Director Selection Process

The Nominating Committee will consider director candidates recommended by the Company's stockholders. Stockholders may recommend director candidates by contacting the Chairman of the Board as provided under the heading "Director Communications." The Nominating Committee considers candidates suggested by its members, other directors, senior management and stockholders in anticipation of upcoming elections and actual or expected board vacancies. All candidates, including those recommended by stockholders, are evaluated on the same basis in light of the entirety of their credentials and the needs of the Board of Directors and the Company. Of particular importance is the candidate's wisdom, integrity, ability to make independent analytical inquiries, understanding of the business environment in which the Company operates, as well as his or her potential contribution to the diversity of the Board of Directors and his or her willingness to devote adequate time to fulfill duties as a director.

Director Communications

Stockholders and other interested parties may communicate with: (i) the Board of Directors, by contacting the Chairman of the Board; (ii) the non-management directors, by contacting the Lead Independent Director; and (iii) the Audit, Compensation or Corporate Governance Committees of the Board of Directors, by contacting the Chairs of such committees. All communications should be in writing, should indicate in the address whether the communication is intended for the Lead Independent Director, the Chairman of the Board, or a Committee Chair, and should be directed care of IDT Corporation's Corporate Secretary, Joyce J. Mason, Esq., Stockholder Communications, IDT Corporation, 520 Broad Street, Newark, New Jersey 07102.

The Corporate Secretary will relay correspondence (i) intended for the Board of Directors, to the Chairman of the Board, who will, in turn, relay such correspondence to the entire Board of Directors, (ii) intended for the non-management directors, to the Lead Independent Director, and (iii) intended for the Audit, Compensation, and Corporate Governance Committees, to the Chairs of such committees.

The Corporate Secretary may filter out and disregard or re-direct (without providing a copy to the directors or advising them of the communication), or may otherwise handle at his or her discretion, any director communication that falls into any of the following categories:

- Obscene materials
- Unsolicited marketing or advertising material or mass mailings
- Unsolicited newsletters, newspapers, magazines, books and publications
- Surveys and questionnaires
- Resumes and other forms of job inquiries
- Requests for business contacts or referrals
- Material that is threatening or illegal
- Any communications or materials that are not in writing

In addition, the Corporate Secretary may handle in his or her discretion any director communication that can be described as an "ordinary business matter." Such matters include the following:

- Routine questions, service and product complaints and comments that can be appropriately addressed by management
- Routine invoices, bills, account statements and related communications that can be appropriately addressed by management

BOARD OF DIRECTORS AND COMMITTEES

Board of Directors

The Board of Directors held nine meetings in Fiscal 2007. In Fiscal 2007, each of the Company's directors attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board of Directors held during the period in which each such director served as a director and (ii) the total number of meetings held by all committees of the Board of Directors during the period in which each such director served on such committees.

Directors are encouraged to attend the Company's annual meetings of stockholders, and the Company generally schedules a meeting of the Board of Directors on the same date and at the same place as the annual meeting of stockholders to encourage director attendance. Nine of the thirteen members constituting the Board of Directors at the time of the annual meeting of stockholders for Fiscal 2006 attended the 2006 annual meeting of stockholders. Four of the then-outgoing members of the Board of Directors members did not attend the 2006 annual meeting of stockholders. All of the individuals nominated to serve as directors attended the 2006 annual meeting of stockholders.

Section 303A.03 of the New York Stock Exchange Listed Company Manual requires that the non-management directors of the Company meet at regularly scheduled executive sessions without management. These executive sessions are held at every regularly scheduled meeting of the Board of Directors. James R. Mellor, a non-management director and the "Lead Independent Director," has been appointed the Presiding Director of these executive sessions and has served in that capacity since August 23, 2007. During Fiscal 2007, Marc J. Oppenheimer, formerly a non-management director and the "Lead Independent Director," served as the Presiding Director of these executive sessions.

The Board of Directors has established an Audit Committee, a Nominating Committee, a Compensation Committee, and a Corporate Governance Committee. The Board has also authorized an Investment Committee, consisting of directors and other individuals to advise and act on matters related to the investment of certain of the Company's assets. The membership, duties and obligations of each of these committees are as follows:

The Audit Committee

The Audit Committee consists of James Mellor (Chairman), Eric Cosentino and Judah Schorr, and is responsible for, among other things, the appointment, compensation, removal and oversight of the work of the Company's independent registered public accounting firm. The Audit Committee also oversees management's performance of its responsibility for the integrity of the Company's accounting and financial reporting and its systems of internal controls, the performance of the Company's internal audit function and the Company's compliance with legal and regulatory requirements. The Audit Committee operates under a written Audit Committee charter adopted by the Board of Directors, which can be found in the Governance section of our web site, www.idt.net/ir, and is also available in print to any stockholder upon request to the Corporate Secretary. The Audit Committee held 23 meetings during Fiscal 2007. The Board of Directors has determined that (i) all of the members of the Audit Committee are "independent" within the meaning of the Section 303A.07 (b) and Section 303A.02 of the New York Stock Exchange Listed Company Manual and Rule 10A-3(b) under the Securities Exchange Act of 1934, and (ii) that Mr. Mellor qualifies as an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

The Nominating Committee

The Nominating Committee is responsible for overseeing nominations to the Board of Directors, including: (i) developing the criteria and qualifications for membership on the Board of Directors, (ii) recommending candidates to fill new or vacant positions on the Board of Directors, and (iii) conducting appropriate inquiries into the backgrounds of potential candidates. A summary of new director qualifications can be found under the heading "Director Selection Process." The Nominating Committee currently consists of Howard S. Jonas and James A. Courter, neither of whom is "independent" in accordance with Section 303A.04 of the New York Stock Exchange Listed Company Manual. The Company, as a "controlled company," is exempt from such requirement pursuant to Section 303A.00 of the New York Stock Exchange Listed Company Manual. The Nominating Committee operates under a written charter adopted by the Board of Directors, which can be found in the Governance section of our web site, www.idt.net/ir, and which is also available in print to any stockholder upon request to the Corporate Secretary. The Nominating Committee held two meetings in Fiscal 2007.

The Compensation Committee

The Compensation Committee is responsible for, among other things, reviewing and evaluating all compensation arrangements for the executive officers of the Company and administrating the Company's 2005 Stock Option and Incentive Plan, as amended, and, its predecessor, the 1996 Stock Option and Incentive Plan, as amended. The Compensation Committee currently consists of Messrs. Mellor (Chairman), Cosentino and Schorr. The Compensation Committee held 12 meetings during Fiscal 2007. The Compensation Committee operates under a written charter adopted by the Board of Directors, which can be found in the Governance section of our web site, www.idt.net/ir, and which is also available in print to any stockholder upon request to the Corporate Secretary. The Board of Directors has determined that all of the members of the Compensation Committee are "independent" within the meaning of Section 303A.02 of the New York Stock Exchange Listed Company Manual and the categorical standards set forth above.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee have served as an officer or employee of the Company or have any relationship with the Company that is required to be disclosed under the heading "Related Person Transactions."

The Corporate Governance Committee

The Corporate Governance Committee is responsible for, among other things, reviewing and reporting to the Board of Directors on matters involving relationships among the Board of Directors, the stockholders and senior management. The Corporate Governance Committee (i) reviews the Corporate Governance Guidelines and other policies and governing documents of the Company and recommends revisions as appropriate, (ii) reviews any potential conflicts of independent directors and (iii) oversees the self-evaluations of the Board of Directors, the Audit Committee and the Compensation Committee. The Corporate Governance Committee currently consists of Messrs. Cosentino (Chairman), Mellor and Schorr. The Corporate Governance Committee operates under a written charter adopted by the Board of Directors, which can be found in the Governance section of our web site, www.idt.net/ir, and which is also available in print to any stockholder upon request to the Corporate Secretary. The Board of Directors has determined that all of the members of the Corporate Governance Committee are "independent" within the meaning of Section 303A.02 of the New York Stock Exchange Listed Company Manual and the categorical standards set forth above. The Corporate Governance Committee held five meetings in Fiscal 2007.

The Investment Committee

The Investment Committee is responsible for oversight of the Company's investments. The Investment Committee was established by the Board on December 14, 2006. On September 18, 2007, the Board expanded the membership of the Investment Committee beyond directors; therefore, the Investment Committee is no longer a committee of the Board. The Investment Committee reports to the Audit Committee. The Investment Committee currently consists of Messrs. Mellor (Chairman) and Schorr, as well as Marc J. Oppenheimer, the Company's Executive Vice President, Chief Financial Officer and Treasurer. The Investment Committee operates under a written charter adopted by the Board of Directors. The Investment Committee held 12 meetings in Fiscal 2007.

2007 COMPENSATION FOR NON-EMPLOYEE DIRECTORS

Annual compensation for non-employee directors for Fiscal 2007 was comprised of equity compensation, consisting of awards of restricted Class B Common Stock, and cash compensation. Each of these components is described in more detail below.

Director Equity Grants

Pursuant to the Company's 2005 Stock Option and Incentive Plan that was approved at the 2005 annual meeting of stockholders held on December 15, 2005, each person who is a non-employee director of the Company will receive, on each January 5th (or the next business day thereafter), an automatic grant of 3,750 fully vested restricted shares of Class B Common Stock. In addition, each non-employee director who serves as a member of one or more committees of the Board of Directors of the Company as of January 5th (or the next business day thereafter) will receive an additional annual automatic grant of 3,750 fully vested restricted shares of Class B Common Stock (without duplicate grants for serving on multiple committees). A new director who becomes a member of the Board of Directors during the course of the calendar year receives an automatic grant on the date that he or she becomes a director in the amount specified above, pro rated based on the calendar quarter of the year in which such person became a director. The restricted stock is granted on a going forward basis, before the director completes his or her service for the year. All such grants of restricted stock to non-employee directors are subject to certain terms and conditions described in the Company's 2005 Stock Option and Incentive Plan.

Director Board Retainers

Each non-employee director of the Company who attended at least 75% of the meetings of the Board of Directors during calendar year 2006 received an annual retainer of $25,000. Each non-employee director of the Company who attends at least 75% of the meetings of the Board of Directors during calendar year 2007 will receive an annual retainer of $50,000. Such payment is made in January of the calendar year following attendance of at least 75% of the Board meetings during the preceding year, and is pro-rated for non-employee directors who joined the Board of Directors or departed from the Board of Directors during the prior year, if such director attended 75% of the applicable board meetings for such partial year. The Company's Chief Executive Officer may, in his discretion, waive the requirement of 75% attendance by a director to receive the annual retainer in the case of mitigating circumstances.

Committee Fees

During calendar 2006, non-employee directors who served on committees of the Board of Directors received $1,000 for each committee meeting they attended in person ($2,000 in the case of the Audit Committee) and $500 ($1,000 in the case of the Audit Committee) for each committee meeting in which they participated by telephone. Committee meeting fees were paid each calendar quarter during calendar 2006.

During calendar 2007, non-employee directors who serve on committees of the Board of Directors receive the following annual fees in lieu of per-meeting fees: $20,000 for Audit Committee, $10,000 for Compensation Committee and $5,000 for Corporate Governance Committee. In addition, non-employee directors who serve on the Investment Committee receive $2,000 for each Investment Committee meeting they attend in person and $1,000 for each Investment Committee meeting in which they participate by telephone. Committee fees are paid quarterly to committee members who attend at least 75% of the meetings of each committee's meetings during a calendar quarter.

Lead Independent Director and Audit Committee Financial Expert

In recognition of their additional responsibilities, the Lead Independent Director of the Board of Directors and the Audit Committee's financial expert receive additional compensation for performing such services. From April 2006 through December 2006, the Lead Independent Director of the Board of Directors received an additional retainer of $37,500 per year and the Audit Committee's financial expert received an additional retainer of $37,500 per year. From April 2006 through December 14, 2006, Saul Fenster served as the Lead Independent Director and Marc J. Oppenheimer served as the Audit Committee's financial expert. From December 14, 2006 to August 23, 2007, Marc J. Oppenheimer served as both the Lead Independent Director and the Audit Committee's financial expert. In recognition of the significant workload in connection with these positions and the significant increase in such workload in light of the reduction in the size of the Board of Directors during the current year, each of the Lead Independent Director annual retainer and the Audit Committee's financial expert annual retainer was increased to $100,000 per year for the calendar quarter commencing April 1, 2007. Upon changes in management that resulted in, among other things, reducing the time commitment required to serve as the Lead Independent Director and the Audit Committee's financial expert, in August 2007, each of the Lead Independent Director annual retainer and the Audit Committee's financial expert annual retainer was decreased to $62,500 per year, effective for the calendar quarter commencing July 1, 2007. James Mellor has served as the Lead Independent Director and the Audit Committee's financial expert since August 23, 2007. All such annual retainers payable to the Lead Independent Director and the Audit Committee's financial expert are pro rated for any partial years served in such positions.

Stock Ownership Guidelines for Directors

On March 16, 2006, the Board of Directors adopted stock ownership guidelines to further align the interests of its directors and executive officers with the interests of stockholders and to further promote IDT's commitment to sound corporate governance. Directors are required to hold shares of IDT stock with a value equal to three times the amount of the annual cash retainer paid to directors within five years of joining the Board of Directors.

Shares of IDT stock that count towards satisfaction of the stock ownership guidelines include:

- Shares owned by the director or his or her immediate family members residing in the same household;
- Shares held in trust for the benefit of the director or his or her family;
- Restricted shares (whether or not vested) owned by the director or his or her immediate family members residing in the same household; and
- In-the-money value of vested stock options owned by the director or his or her immediate family members residing in the same household.

The guidelines may be waived, at the discretion of the Corporate Governance Committee of the Board of Directors, if compliance would create severe hardship or prevent a director from complying with a court order, as in the case of a divorce settlement. It is expected that these instances will be rare.

2007 Director Compensation Table

The following table lists Fiscal 2007 compensation for any person who served as a non-employee director during Fiscal 2007. This table does not include compensation to management directors, as they do not receive additional compensation for their service as directors.

Name	Dates of Board Service During Fiscal 2007	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
J. Warren Blaker	08/01/06 – 12/14/06	$ 40,417[3]	$ 87,075[4]	$ 1,875	$129,367
Rudy Boschwitz	08/01/06 – 12/14/06	$ 11,417[5]	$ 97,500[6]	$ 0	$108,917
Alan Claman	12/14/06 – 02/14/07	$ 34,250[7]	$ 0	$50,000[8]	$ 84,250
Eric F. Cosentino	02/14/07 – 07/31/07	$ 39,584[9]	$101,025[10]	$ 2,313	$141,255
Saul K. Fenster	08/01/06 – 12/14/06	$ 56,042[11]	$ 86,700[12]	$ 1,875	$144,617
James S. Gilmore, III	08/01/06 – 12/14/06	$ 11,917[13]	$ 97,500[14]	$ 0	$109,417
Thomas Slade Gorton, III	08/01/06 – 12/14/06	$ 11,417[15]	$ 97,500[16]	$ 1,875	$110,792
Jack F. Kemp	08/01/06 – 12/14/06	$ 10,917[17]	$ 0	$ 2,813	$ 13,730
Jeane J. Kirkpatrick	08/01/06 – 12/07/06	$ 10,417[18]	$ 0	$ 2,813	$ 13,230
James R. Mellor	12/14/06 – 07/31/07	$ 71,334[19]	$121,838[20]	$ 3,516	$196,271
Marc J. Oppenheimer	08/01/06 – 07/31/07	$200,375[21]	$ 97,500[22]	$ 2,813	$309,022
Judah Schorr	12/14/06 – 07/31/07	$ 77,834[23]	$121,838[24]	$ 3,516	$203,188

(1) Represents the dollar amount recognized by the Company for financial statement reporting purposes in accordance with FAS 123R.

(2) Unless otherwise noted, consists of (a) the payment of a $0.25 per share dividend paid on April 24, 2007 and (b) the payment of a $0.125 per share dividend paid on July 31, 2007 (paid to all holders of Common Stock, Class A Common Stock and Class B Common Stock of the Company) for Fiscal 2007 stock awards held by directors on the dividend record dates (March 27, 2007 and July 23, 2007, respectively).

(3) Consists of (a) $10,417, which represents the annual Board retainer earned in Fiscal 2007 and (b) $30,000, which represents committee fees earned for committee meetings and committee retainers during Fiscal 2007.

(4) Represents 7,500 shares of Restricted Class B Common Stock granted on March 20, 2007 (after Mr. Blaker left the Board), in connection with consulting services.

(5) Consists of (a) $10,417, which represents the annual Board retainer earned in Fiscal 2007 and (b) $1,000, which represents committee fees earned for committee meetings and committee retainers during Fiscal 2007.

(6) Represents 7,500 shares of Restricted Class B Common Stock granted on January 5, 2007 (after Mr. Boschwitz left the Board), in connection with consulting services.

(7) Consists of (a) $12,500, which represents the annual Board retainer earned in Fiscal 2007 and (b) $21,750, which represents committee fees earned for committee meetings and committee retainers during Fiscal 2007.

(8) Consists of a cash payment in lieu of the January 5, 2007 grant of 7,500 fully vested restricted shares of Class B Common Stock to non-employee directors.

(9) Consists of (a) $29,167, which represents the annual Board retainer earned in Fiscal 2007 and (b) $10,417, which represents committee fees earned for committee meetings and committee retainers during Fiscal 2007.

(10) Represents 7,500 shares of Restricted Class B Common Stock granted on February 14, 2007.

(11) Consists of (a) $10,417, which represents the annual Board retainer earned in Fiscal 2007, (b) $15,625, which represents fees earned as Lead Independent Director during Fiscal 2007 and (b) $30,000, which represents committee fees earned for committee meetings and committee retainers during Fiscal 2007.

(12) Represents 7,500 shares of Restricted Class B Common Stock granted on March 19, 2007 (after Mr. Fenster left the Board), in connection with consulting services.

(13) Consists of (a) $10,417, which represents the annual Board retainer earned in Fiscal 2007 and (b) $1,500, which represents committee fees earned for committee meetings and committee retainers during Fiscal 2007.

(14) Represents 7,500 shares of Restricted Class B Common Stock granted on January 5, 2007 (after Mr. Gilmore left the Board), in connection with consulting services.

(15) Consists of (a) $10,417, which represents the annual Board retainer earned in Fiscal 2007 and (b) $1,000, which represents committee fees earned for committee meetings and committee retainers during Fiscal 2007.

(16) Represents 7,500 shares of Restricted Class B Common Stock granted on January 5, 2007 (after Mr. Gorton left the Board), in connection with consulting services.

(17) Consists of (a) $10,417, which represents the annual Board retainer earned in Fiscal 2007 and (b) $500, which represents committee fees earned for committee meetings and committee retainers during Fiscal 2007.

(18) Represents the annual Board retainer earned in Fiscal 2007.

(19) Consists of (a) $35,417, which represents the annual Board retainer earned in Fiscal 2007 and (b) $35,917, which represents committee fees earned for committee meetings and committee retainers during Fiscal 2007.

(20) Represents (a) 1,875 shares of Restricted Class B Common Stock granted on December 14, 2006 and (b) 7,500 shares of Restricted Class B Common Stock granted on January 5, 2007.

(21) Consists of (a) $39,583, which represents the annual Board retainer earned in Fiscal 2007, (b) $34,375, which represents fees earned as Lead Independent Director during Fiscal 2007, (c) $50,000, which represents fees earned as Audit Committee Financial Expert during Fiscal 2007 and (d) $76,417, which represents committee fees earned for committee meetings and committee retainers during Fiscal 2007.

(22) Represents 7,500 shares of Restricted Class B Common Stock granted on January 5, 2007.

(23) Consists of (a) $35,417, which represents the annual Board retainer earned in Fiscal 2007 and (b) $42,417, which represents committee fees earned for committee meetings and committee retainers during Fiscal 2007.

(24) Represents (a) 1,875 shares of Restricted Class B Common Stock granted on December 14, 2006 and (b) 7,500 shares of Restricted Class B Common Stock granted on January 5, 2007.

RELATED PERSON TRANSACTIONS

Review of Related Person Transactions

On December 14, 2006, the Board of Directors adopted a Statement of Policy with respect to Related Person Transactions, which is administered by the Audit Committee. This policy applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000 and a Related Person has a direct or indirect material interest. Related Persons include directors, director nominees, executive officers, any beneficial holder of more than 5% of any class of the Company's voting securities, and any immediate family member of any of the foregoing persons. Under the Policy, the Company's legal department will determine whether a transaction meets the requirements of a Related Person Transaction requiring review by the Audit Committee. Transactions that fall within this definition will be referred to the Audit Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Audit Committee will decide whether or not to approve such transaction and will approve only those transactions that are in the best interests of the Company and its stockholders. If the Company becomes aware of an existing Related Person Transaction that has not been approved under this Policy, the matter will be referred to the Audit Committee. The Audit Committee will evaluate all options available, including ratification, revision or termination of such transaction.

Transactions with Related Persons, Promoters and Certain Control Persons

All of the following Related Person Transactions that occurred after, or were ongoing upon, the adoption of the Statement of Policy with respect to Related Person Transactions on December 14, 2006 were approved in accordance with the policy described above.

In the first quarter of Fiscal 2007, the Company completed the sale of IDT Entertainment to Liberty Media Corporation for (i) 14.9 million shares of the Company's Class B Common Stock and Liberty Media's approximate 4.8% interest in IDT Telecom, Inc., (ii) $221 million in cash, (iii) the repayment of $58.7 million of IDT Entertainment's intercompany indebtedness payable to IDT and (iv) the assumption of all of IDT Entertainment's existing indebtedness. We agreed to repay Liberty Media $9.5 million for working capital adjustments, of which $1.0 million was paid in Fiscal 2007 and the remaining $8.5 million was paid in the first quarter of Fiscal 2008. The Company is also eligible to receive additional consideration from Liberty Media based upon any appreciation in the value of IDT Entertainment over the five-year period following the closing of the transaction or a shorter period under specified circumstances ("Contingent Value"), equal to 25% of the excess, if any, of the net equity value of IDT Entertainment over $453 million. However, the Company would have to pay Liberty Media up to $3.5 million if the Contingent Value does not exceed $439 million. Prior to the consummation of this transaction, Liberty Media owned: (i) 17.2 million shares of the Company's Class B Common Stock, which equaled approximately 24.3% of the outstanding shares of Class B Common Stock; (ii) a 4.8% interest in IDT Telecom; and (iii) an interest in IDT Entertainment.

On October 22, 2003, Net2Phone entered into an agreement with Liberty Cablevision of Puerto Rico, Inc., a wholly owned subsidiary of Liberty Media, to exclusively deploy and manage Liberty Cablevision of Puerto Rico's residential cable telephony offering. Liberty Media was one of the Company's significant stockholders until the second quarter of Fiscal 2007. Net2Phone recorded $2.6 million ($1.5 million during the period of ownership by Liberty Media) in Fiscal 2007 in revenues from Liberty Cablevision of Puerto Rico.

In Fiscal 2007, the Company billed $314,573 for connectivity and other services it provided to Jonas Publishing, which is owned by Howard S. Jonas, the Chairman of the Board of Directors. As of July 31, 2007, Jonas Publishing owed the Company approximately $299,902.

The Company, through its subsidiary, CTM Brochure Display, Inc. ("CTM"), distributes brochures for ETR Brochures, Inc., a brochure distribution firm controlled by Howard S. Jonas. ETR Brochures also distributes brochures for CTM. In Fiscal 2007, the Company (through CTM) billed ETR Brochures $19,221 for distribution services and ETR Brochures billed the Company $127,313 for distribution services. The net balance owed to ETR Brochures by the Company was $21,432 as of July 31, 2007.

There is a brother/sister relationship between Howard S. Jonas, Chairman and controlling stockholder, and Joyce J. Mason, Executive Vice President, General Counsel and Corporate Secretary. Howard Jonas' total compensation in Fiscal 2007 was approximately $3.1 million. Joyce Mason's total compensation in Fiscal 2007 was approximately $500,000.

James A. Courter, the Chief Executive Officer and Vice Chairman of the Company's Board of Directors, is a partner in the law firm of Courter, Kobert & Cohen, P.C., which has served as counsel to the Company since July 1996. The Company paid $546,710 to Courter, Kobert & Cohen, P.C. during Fiscal 2007. Payments will continue to be made throughout 2008. Mr. Courter does not receive any portion of the payments made by the Company to Courter, Kobert & Cohen, P.C.

The Company obtains insurance policies from several insurance brokers. In Fiscal 2007, some of the policies were arranged through IGM Brokerage, a company affiliated with Jonathan Mason, the husband of Joyce J. Mason, the Executive Vice President, General Counsel and Corporate Secretary of the Company, and Irwin Jonas, the father of Joyce J. Mason and Howard S. Jonas. The aggregate premiums paid by the Company to IGM Brokerage with respect to those policies in Fiscal 2007 were approximately $1.6 million, of which IGM Brokerage received $86,209. In addition, the Company paid premiums of approximately $1.7 million in Fiscal 2007 to certain third party brokers that in turn paid $103,000 of the commissions with respect to these premiums to IGM Brokerage. Other policies were written by other brokers with no commission received or shared by the affiliated company. All insurance coverage of the Company is reviewed by an outside independent insurance consultant to ensure that these insurance policies are both necessary and reasonable.

Mikhail Leibov, an Executive Vice President of Telecom Business Development of the Company, is a director of Fabrix.TV Ltd., an Israeli company developing a product for non-linear television. Mr. Leibov owns approximately 6.9% of Fabrix.TV, and has a warrant to purchase additional shares, which would increase his ownership of Fabrix.TV to 11.2%. The Company, though its subsidiary, purchased and owns 54.4% of Fabrix.TV. Mikhail Leibov's son-in-law, Jeffrey Hendler, is an employee of IDT Corporation with annual compensation of approximately $350,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock (and Class A Common Stock, assuming conversion of all shares of Class A Common Stock into Common Stock) and Class B Common Stock, Common Stock of IDT Telecom, Inc. (and Class A Common Stock of IDT Telecom, assuming conversion of all shares of Class A Common Stock into Common Stock of IDT Telecom), a privately held subsidiary of the Company, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock, Class A Common Stock, or the Class B Common Stock of the Company, (ii) each of the Company's directors, director nominees, and the Named Executive Officers, and (iii) all directors and executive officers of the Company as a group. Unless otherwise noted in the footnotes to the table, to the best of the Company's knowledge, the persons named in the table have sole voting and investing power with respect to all shares indicated as being beneficially owned by them.

Unless otherwise noted, the security ownership information is given as of October 23, 2007 and, in the case of percentage ownership information, is based on the following amount of outstanding shares: (i) 24,813,261 shares of Common Stock (assuming conversion of all 9,816,988 currently outstanding shares of Class A Common Stock into Common Stock for the percentage ownership information of Howard Jonas); (ii) 51,143,348 shares of Class B Common Stock; and (iii) 157,500 shares of Common Stock of IDT Telecom (assuming the conversion of all 157,500 shares of Class A Common Stock of IDT Telecom into Common Stock of IDT Telecom).

Name	Number of Shares of Common Stock	Percentage of Ownership of Common Stock	Number of Shares of Class B Common Stock	Percentage of Ownership of Class B Common Stock	Percentage of Aggregate Voting Powerδ	Common Stock of IDT Telecom	Percentage of Ownership of Common Stock of IDT Telecom
Howard S. Jonas 520 Broad Street Newark, NJ 07102	11,642,130(1)	46.9%	5,253,977(1)	10.3%	64.2%	157,500(14)	100%
Advisory Research, Inc. Two Prudential Plaza 180 N. Stetson Avenue Suite 5500 Chicago, IL 60601	—	—	3,425,972(2)	6.7%	*	—	—
AIM Management Group, Inc. 11 Greenway Plaza Suite 100 Houston, TX 77046	—	—	3,659,137(2)	7.2%	*	—	—
Artisan Partners LTD Partnership 875 E. Wisconsin Avenue, Suite 800 Milwaukee, WI 53202	999,200(2)	6.7%	—	—	2.0%	—	—
Dimensional Fund Advisors LP 1299 Ocean Avenue 11th Floor Santa Monica, CA 90401	1,511,999(2)	10.1%	4,702,592(2)	9.2%	4.0%	—	—
Fairholme Capital Management, L.L.C. 51 JFK Parkway Short Hills, NJ 07078	2,160,400(2)	14.4%	6,547,200(2)	12.8%	5.7%	—	—
Kahn Brothers & Co., Inc. 555 Madison Avenue 22nd Floor New York, NY 10022	2,307,215(2)	15.4%	—	—	4.7%	—	—
Renaissance Technologies Corp. 800 Third Avenue 33rd Floor New York, NY 10022	240,500(2)	1.6%	2,578,900(2)	5.0%	1.0%	—	—

Name	Number of Shares of Common Stock	Percentage of Ownership of Common Stock	Number of Shares of Class B Common Stock	Percentage of Ownership of Class B Common Stock	Percentage of Aggregate Voting Powerδ	Common Stock of IDT Telecom	Percentage of Ownership of Common Stock of IDT Telecom
Southeastern Asset Management, Inc. . . . 6410 Poplar Avenue Suite 900 Memphis, TN 38119	465,700(2)	3.1%	10,289,860(2)	20.1%	3.0%	—	—
Third Avenue Management, LLC . . . . 622 Third Avenue 32nd Floor New York, NY 10017	449,743(2)	3.0%	3,821,243(2)	7.5%	1.7%	—	—
James A. Courter	—	—	2,706,320(3)	5.0%	*	158,202(15)	100%
Stephen R. Brown	1,000(4)	*	72,665(4)	*	*	87(16)	*
Marcelo Fischer	—	—	51,334(5)	*	*	35(16)	*
Ira A. Greenstein	—	—	174,607(6)	*	*	234(16)	*
Morris Lichtenstein	—	—	551,638(7)	1.1%	*	—	—
Yona Katz	—	—	193,026(8)	*	*		
Eric F. Cosentino	—	—	3,532(9)	*	*	—	—
James R. Mellor	—	—	49,375(10)	*	*	—	—
Judah Schorr	—	—	9,375(11)	*	*	—	—
All directors, Named Executive Officers and other executive officers as a group (18 persons)	11,658,150(12)	47.0%	9,834,336(13)	17.9%	64.4%	159,112(17)	100%

* Less than 1%.

δ Voting power represents combined voting power of Common Stock (one vote per share), Class A Common Stock (three votes per share) and Class B Common Stock (one-tenth of one vote per share). Excludes stock options.

(1) Consists of an aggregate of 9,816,988 shares of Class A Common Stock, 1,825,142 shares of Common Stock and 5,253,977 shares of Class B Common Stock, consisting of (i) 9,797,418 shares of Class A Common Stock held by Mr. Jonas directly, (ii) 19,570 shares of Class A Common Stock held by the Jonas Family Limited Partnership, (iii) 825,142 shares of Common Stock beneficially owned by the Jonas Foundation, (iv) 1,000,000 shares of Common Stock beneficially owned by the Howard S. and Deborah Jonas Foundation, Inc., (v) 1,076,842 shares of Class B Common Stock held directly by Mr. Jonas, (vi) 1,020,000 shares of Class B Common Stock beneficially owned by the Howard S. and Deborah Jonas Foundation, Inc., (vii) 19,570 shares of Class B Common Stock beneficially owned by the Jonas Family Limited Partnership, (viii) an aggregate of 2,906,176 shares of Class B Common Stock beneficially owned in equal amounts by eight separate Trusts under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement for the benefit of the children of Mr. Jonas, (ix) 229,108 shares of Class B Common Stock beneficially owned by the Howard S. Jonas 1998 Annuity Trust and (x) 2,281 shares of Class B Common Stock held by Mr. Jonas in his 401(k) plan as of September 30, 2007. Mr. Jonas is the General Partner of The Jonas Foundation, the Howard S. and Deborah Jonas Foundation, each of the Trusts under Article Four of the Howard S. Jonas 1996 Annuity Trust Agreement and the Howard S. Jonas 1998 Annuity Trust.

(2) According to Schedule 13F filed with the Securities and Exchange Commission calculating the number of shares as of June 30, 2007.

(3) Consists of (a) 43,024 restricted shares of Class B Common Stock held by Mr. Courter directly, (b) 2,618 shares of Class B Common Stock held by Mr. Courter in his 401(k) Plan as of September 30, 2007 and (c) 2,660,678 shares of Class B Common Stock issuable upon the exercise of stock options exercisable within 60 days.

(4) Consists of (a) 1,000 shares of Common Stock and 1,000 shares of Class B Common Stock held by Mr. Brown directly, (b) 69,340 restricted shares of Class B Common Stock held by Mr. Brown directly and (c) 2,325 shares of Class B Common Stock held by Mr. Brown in his 401(k) Plan as of September 30, 2007.

(5) Consists of (a) 8,000 restricted shares of Class B Common Stock held by Mr. Fischer directly and (b) 43,334 shares of Class B Common Stock issuable upon the exercise of stock options exercisable within 60 days.
(6) Consists of (a) 39,186 restricted shares of Class B Common Stock held by Mr. Greenstein directly, (b) 2,088 shares of Class B Common Stock held by Mr. Greenstein in his 401(k) Plan as of September 30, 2007 and (c) 133,333 shares of Class B Common Stock issuable upon the exercise of stock options exercisable within 60 days.
(7) Consists of (a) 6,631 shares of Class B Common Stock purchased pursuant to the Company's Employee Stock Purchase Plan, (b) 316,170 restricted shares of Class B Common Stock held by Mr. Lichtenstein directly, (c) 2,169 shares of Class B Common Stock held by Mr. Lichtenstein in his 401(k) Plan as of September 30, 2007 and (d) 226,668 shares of Class B Common Stock issuable upon the exercise of stock options exercisable within 60 days.
(8) Consists of (a) 1,496 shares of Class B Common Stock purchased pursuant to the Company's Employee Stock Purchase Plan, (b) 181,912 restricted shares of Class B Common Stock held by Mr. Katz directly, (c) 2,118 shares of Class B Common Stock held by Mr. Katz in his 401(k) Plan as of September 30, 2007 and (d) 7,500 shares of Class B Common Stock issuable upon the exercise of stock options exercisable within 60 days.
(9) Consists of restricted shares of Class B Common Stock held by Mr. Cosentino directly.
(10) Consists of (a) 9,375 restricted shares of Class B Common Stock held by Mr. Mellor directly and (b) 40,000 shares of Class B Common Stock issuable upon the exercise of stock options exercisable within 60 days.
(11) Consists of restricted shares of Class B Common Stock held by Mr. Schorr directly.
(12) Consists of the shares and options set forth above with respect to the Named Executive Officers and directors named in the table above and 15,020 shares of Common Stock held directly by executive officers not named in the table above.
(13) Consists of the shares and options set forth above with respect to the Named Executive Officers and directors named in the table above and the following additional amounts held by executive officers serving as of the filing of this Proxy Statement that are not named in the table above: (a) 24,425 shares of Class B Common Stock held directly by certain executive officers, (b) 11,535 shares of Class B Common Stock held in certain executive officers' 401(k) plans as of September 30, 2007, (c) 83,315 restricted shares of Class B Common Stock held directly by certain executive officers, (d) 6,772 shares of Class B Common Stock purchased by certain executive officers pursuant to the Company's Employee Stock Purchase Plan and (e) 642,440 shares of Class B Common Stock of the Company issuable upon the exercise of stock options exercisable within 60 days.
(14) Consists of 157,500 shares of Common Stock of IDT Telecom, Inc. held by the Company, which may be deemed beneficially owned by Mr. Jonas by virtue of his voting control of the Company. Mr. Jonas disclaims beneficial ownership of these shares.
(15) Consists of 157,500 shares of Common Stock of IDT Telecom, Inc. held by the Company, which may be deemed beneficially owned by Mr. Courter by virtue of his position of Chief Executive Officer of the Company. Mr. Courter disclaims beneficial ownership of these shares. Also includes 702 shares of Common Stock of IDT Telecom, Inc. issuable upon the exercise of stock options exercisable within 60 days.
(16) Consists of shares of Common Stock of IDT Telecom, Inc. issuable upon the exercise of stock options exercisable within 60 days.
(17) Consists of the shares and options set forth above with respect to the executive officers and directors named in the table above and 554 shares of Common Stock of IDT Telecom issuable upon the exercise of stock options exercisable within 60 days by certain executive officers not named in the table above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the securities laws of the United States, the Company's directors, executive officers, and any persons holding more than ten percent or more of a registered class of the Company's equity securities are required to file reports of ownership and changes in ownership, on a timely basis, with the SEC and the New York Stock Exchange. Based on material provided to the Company, the Company believes that all such required reports were filed on a timely basis in Fiscal 2007, except that a Form 4 was not filed on a timely basis by each of Howard Jonas, an executive officer and significant stockholder of the Company (with respect to sales of Class B common stock held in trust for the benefit of his children), Stephen R. Brown, an executive officer of the Company (with respect to the cancellation of options through the Company's tender offer) and Yona Katz, a former executive officer of the Company (with respect to the withholding of shares of restricted Class B Common Stock to pay payroll taxes).

EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussion, the Compensation Committee recommends to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

The foregoing report is provided by the following independent directors, who constitute the Compensation Committee:

James R. Mellor, Chairman
Judah Schorr
Eric Cosentino

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended (the "Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that might incorporate future filings, including this Proxy Statement, in whole or in part, the foregoing report shall not be incorporated by reference into any such filings, nor shall it be deemed to be soliciting material or deemed filed with the Securities and Exchange Commission (the "SEC") under the Act or under the Exchange Act.

COMPENSATION DISCUSSION AND ANALYSIS

This section provides information regarding the Company's Fiscal 2007 compensation program for our executive officers, including our Chief Executive Officer, or CEO, our Chief Financial Officer, or CFO, and the other executive officers named in the Summary Compensation Table, or the "Named Executive Officers," as well as certain actions taken in Fiscal 2008. It includes information regarding our executive compensation philosophy, the overall objectives of our compensation program and each element of compensation that we provide. It is intended to supplement the more detailed information concerning executive compensation that appears in the tables and the accompanying narrative that follows this discussion. Except as described below, the Company does not have any executive long-term compensation or incentive plans.

The Compensation Committee oversees our executive compensation programs and is responsible for determining and approving the compensation for each of our executive officers as well as the balance of the different components of each such executive officer's compensation. The senior management of the Company assists the Compensation Committee in its carrying out such duties by supplying compensation data. Under our current process, our Chief Executive Officer and other members of senior management meet with our Compensation Committee and make recommendations to the committee regarding each element of compensation to be paid to our executive officers (other than our Chief Executive Officer) and other key employees, which recommendations are based upon the attainment of certain goals and objectives as identified by the Compensation Committee. Our Compensation Committee then considers the recommendations of our Chief Executive Officer and other members of senior management and further evaluates the job performance of each executive officer in determining each element of compensation for each executive officer. In the case of our Chief Executive Officer, our Compensation Committee reviews the job performance of the CEO, and determines each element of his compensation after discussing such matters with the Chairman of the Board.

Our Compensation Committee is currently engaged in a comprehensive evaluation of the structure of our compensation program, and the Compensation Committee expects compensation for executives and upper management to be aligned with the interests of the Company's stockholders. Base compensation now consists of a base salary and stock options, while cash bonuses and restricted stock are being deemphasized. We expect that stock options will be a key element in compensation and will be granted utilizing a deemed value of the grant based on a premium to the Black-Scholes valuation.

Executive Compensation Objectives

Our executive compensation is designed to achieve the following objectives:

Hire and retain qualified executives. We strive to maintain a compensation program that is competitive with those of similarly-situated corporations (based on various factors, including size of business units, market capitalization and industry) so that we can attract, hire and retain executives with the knowledge, skills and abilities critical to the well-being and long-term growth and success of our Company. We believe that the quality of the individuals we hire and retain at all levels is of extreme importance in determining the success of the Company, and thus it is critical for us to be able to hire and retain the best executives that we can. One of the ways in which we try to accomplish this goal is to provide competitive total compensation.

Reflect placement and role and internal compensation balance and foster teamwork. In addition to providing competitive compensation packages to our executives, we seek to achieve a balance in the compensation paid to any one executive with the compensation paid to our other executives, and reflect the role played by each individual and the operations for which he or she is responsible. We believe that creating such an internal compensation balance generates a feeling of goodwill and fosters teamwork and cooperation between the various executives of the Company. Despite the desire for relativity and balance, our programs do allow for special compensation upon assumption of a new role ("signing" bonuses) and event-driven bonuses upon specific developments that realize significant value for our stockholders.

Align the interests of our executives with those of our stockholders. The executive compensation program is designed to align the interests of our executives with those of our stockholders by rewarding the assumption of responsibility, performance, and the realization of key goals, including the successful development and disposition of assets. Additionally, by issuing stock options to our executives, we align their interests with those of the other stockholders of the Company. Finally, as discussed below, we have instituted stock ownership guidelines for our executive officers.

Compensation Program Design

The compensation philosophy of the Company is designed to develop and implement policies that will attract and retain executive officers who bring valuable experience and skills to the Company and motivate them to contribute to the Company's short-term and long-term success. It is the practice of the Company to maintain competitive compensation levels in a manner that will provide incentive to those individuals who are critical in helping the Company achieve its business objectives, thereby increasing long-term stockholder value.

The Compensation Committee believes that the development of compensation policies and the review of compensation programs is an evolving process that must take into account significant corporate developments and market dynamics. To that end, the Compensation Committee met twelve times during Fiscal 2007 to, among other things, (i) discuss, review and approve bonuses and awards of restricted stock and stock options to executive officers and (ii) review the base salaries of all executive officers. The Compensation Committee intends to continue to reassess the Company's existing compensation policies and to review existing executive officer pay packages and agreements.

Evaluation of Executive Performance in Fiscal 2007

When assessing executive performance, the Compensation Committee does not rely solely on predetermined formulas. Rather, the Compensation Committee considers each executive's overall contributions to the Company's long-term and short-term goals. In Fiscal 2005, the Compensation Committee, working with senior management of the Company, compiled the following list of parameters (listed in no particular order) for the Compensation Committee to use as it evaluates the performance of the Chief Executive Officer and other executive officers of the Company:

- earnings per share;
- stockholder value;

- core business growth, revenue growth, revenue diversification and geographic and market expansion;
- free cash flow;
- the strength of the Company's balance sheet;
- intellectual property development and utilization;
- legal and regulatory compliance;
- the extent to which budgetary objectives are met;
- the development of a strategic vision and a strategic plan; and
- organizational transparency.

In Fiscal 2007, the Compensation Committee determined that the above-listed parameters remained appropriate to use in its evaluation of the performance of the Chief Executive Officer and other executive officers of the Company, and that certain of the parameters were more applicable than others when evaluating and setting the compensation of the various executive officers. The weight assigned to each parameter in a specific circumstance depended on that individual's role and situation in the Company (e.g., corporate management versus senior management at an operational division).

The Compensation Committee believes that sufficient latitude exists in the interpretation of the parameters to give adequate weight to both the short-term and long-term objectives of the Company, as well as current operations and significant events and transactions. This list of parameters is considered when developing factors that are more tailored to each executive's responsibilities. For example, when assessing the performance of executive officers of the Company with management roles in the IDT Telecom subsidiary, the following factors were considered:

- optimizing revenues, earnings, free cash flow and telecom minutes;
- improving operating margins and successful cost reduction efforts;
- optimizing IDT's telecommunications network, including the integration of Net2Phone's network into IDT's network;
- determining the appropriate number of geographic markets served by IDT;
- rolling out new products and programs, and scaling back or eliminating existing products and programs that do not meet management's financial expectations;
- developing new products;
- monetizing assets, when appropriate;
- developing plans and reaction to negative market conditions; and
- developing leadership talent.

The Compensation Committee considers the need for the management of the Company to balance short-term goals, such as generating earnings per share and positive free cash flow, with longer-term goals, such as fostering the Company's entrepreneurial investments, monetizing businesses developed by the Company and maintaining a strong balance sheet. The success of the effort to balance these often-competing objectives and their benefits to the Company cannot always be quantified, but the Compensation Committee believes that these efforts are critical to the Company's ongoing success.

Prior to March 13, 2007, executive officers' compensation included (i) base salary and (ii) bonuses paid quarterly and annually. On March 13, 2007, the Compensation Committee changed the composition of the compensation of each executive officer to include (i) a base salary, (ii) an annual stock option grant, and (iii) a discretionary cash bonus and/or grants of restricted stock. On April 23, 2007, the bonus component of the executive officers' compensation was eliminated, although special compensation upon assumption of a new role ("signing" bonuses) and event-driven bonuses upon specific developments that realize significant value for our stockholders will continue to be awarded as circumstances warrant.

Elements of the Executive Compensation Program

The Company's compensation program provides executives with incentives to advance both the short-term and long-term interests of the Company. Accordingly, the Company's current compensation program of both cash-based and equity-based compensation consists of base salary and stock options. In addition to reviewing the individual components of this compensation program, the Compensation Committee also periodically reviews the totality of the compensation packages. Based on this review, when appropriate, the Compensation Committee awards executives cash bonuses and/or restricted stock. Until March 13, 2007, all executive officers received all or a portion of a targeted quarterly bonus as determined by the Compensation Committee with the input and advice of senior management.

The following describes each element of our executive compensation program, the rationale for each and the way in which the amount of each such element is determined.

Salaries and Cash Bonuses. Salaries and, when they were a component of base compensation, bonuses, for the Company's executive officers are determined primarily on the basis of each executive officer's responsibility, the general salary practices of similarly situated companies and each officer's individual qualifications and experience. As set forth in the Summary Compensation Table below, in Fiscal 2007 the total annual salaries paid to the Named Executive Officers by the Company ranged from $364,161 to $685,630.

Bonuses for the Company's executive officers are based on various financial and non-financial results of the Company and its subsidiaries as described above. Prior to March 13, 2007, bonuses were paid quarterly, and an annual portion was paid as well. In Fiscal 2007, certain Named Executive Officers were awarded substantial bonuses for their significant roles in beneficial corporate transactions. Stephen Brown was awarded a $3.2 million bonus for his significant role in the development and sale of IDT Entertainment as its President and Co-Chairman. The Company recognized a gain of $205 million in Fiscal 2007 from the sale of IDT Entertainment. In Fiscal 2007, the Company agreed to pay Ira Greenstein a $10.0 million bonus for his significant role in (i) the early stages of the development of IDT Entertainment, and (ii) the development and monetization of certain businesses and investments that fall outside of the scope of Mr. Greenstein's responsibilities as President of the Company. The magnitude of the bonuses was determined based upon the value realized by the Company in respect of the relevant investments and businesses. $5.5 million of Mr. Greenstein's bonus was paid in Fiscal 2007. The Company is negotiating a five year employment agreement with Mr. Greenstein that, if consummated, would have the payment of the remaining $4.5 million portion of the bonus spread over the term of the employment agreement. If the Company does not consummate an agreement with Mr. Greenstein, it anticipates paying the remaining $4.5 million no later than March 15, 2008.

Stock Options and Restricted Stock. Stock options and shares of restricted stock are awarded to executive officers and other employees. Stock options provide value to the executive only when the Company's stock price exceeds the stock option exercise price, which is equal to the closing price of the stock on the date immediately prior to the date that the stock option is granted. Accordingly, the Compensation Committee believes that the appreciation of stock value underlying stock options provides a strong incentive for recipients of awards to manage the Company in accordance with the interests of the Company's stockholders. Grants of restricted stock further a sense of stock ownership by executive officers and better align their interests with those of the stockholders. In Fiscal 2007, 147,000 shares of the Company's restricted Class B Common Stock were issued to Stephen Brown, for his significant role in the development and sale of IDT Entertainment as its President and Co-Chairman.

In order to enhance the retention of executives, option grants awarded in Fiscal 2007 generally vest in approximately equal portions over a three-year period. The Compensation Committee determines the number of options to be granted based on the executive's level of responsibility, prior performance, and other compensation. As set forth in the Grant of Plan-Based Awards Table below, on April 23, 2007, the Compensation Committee granted options to the Named Executive Officers (ranging from options to purchase 66,666 shares of the Company's Class B common stock to options to purchase 249,999 shares of the Company's Class B common stock), which vest in equal portions over a three-year period at an exercise price of $11.33 per underlying share. The Compensation Committee added a stock option component and removed a quarterly cash bonus component to each executive officer's compensation package in order to more closely align the executive officers' interests with those of the Company's stockholders.

Other Elements of Compensation

Retirement and Health and Welfare Benefits. The company has a 401(k) plan pursuant to which all employees (including non-executive officers) can contribute up to 80% of their salary, subject to the limitations set forth in the Internal Revenue Code, and the Company matches employee contributions. The Company's maximum matching contribution was $6,600 for calendar 2006 and will be $6,750 for calendar 2007. Our executive officers participate in our health and other benefits plans on the same terms as our other employees.

Termination of Employment and Change-in-Control Arrangements. Our Chief Executive Officer and Chairman have severance agreements with the Company, which provide that such officers would continue to receive their salaries for a period of time in the case of involuntary termination without cause. Marcelo Fischer, the former Chief Financial Officer and of the Company and current Chief Financial Officer of the Company's subsidiary, IDT Telecom, is entitled to receive a severance payment under certain circumstances in the amount set forth under the heading "Potential Payments upon Termination or Change-in-Control" below. In addition, the rights upon change-in-control with respect to restricted stock and stock options held by Named Executive Officers are set forth under the heading "Potential Payments upon Termination or Change-in-Control" below. The Company does not have a fixed policy on entering into such agreements, and each case is reviewed on an individual basis. The Company does not have a policy regarding cash payments in the event of a change-in-control of the Company. On October 24, 2007, we adopted an incentive compensation program for the Company's subsidiary, IDT Telecom, which grants certain members of IDT Telecom's management the right to receive, under certain circumstances, severance payments equal to eighteen months of their total compensation (based on average total compensation for the prior twenty-four month period).

Perquisites and Other Benefits. We provide perquisites to our executive officers in limited situations where we believe it is appropriate to assist them in the performance of their duties and to help us in the recruitment and retention of executives. In Fiscal 2007, James Courter received $10,569 as a car allowance pursuant to the terms of his Employment Agreement with the Company. In addition, we provide other benefits to our executive officers on the same basis as all of our non-executive employees. These benefits include medical insurance, dental insurance, basic life and disability insurance and matching contributions to our 401(k) plan for employees who participate in the plan.

Impact of Tax Treatment on Compensation Decisions. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a federal income tax deduction to publicly held companies for compensation in excess of $1.0 million paid to any of the Named Executive Officers. However, qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. Additionally, the Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Executive Equity Ownership Guidelines. On March 16, 2006, the Board of Directors adopted stock ownership guidelines to further align the interests of our executive officers and directors with the interests of our stockholders and to further promote IDT's commitment to sound corporate governance. Stock ownership guidelines for IDT's executive officers are determined as a multiple of the executive's base salary and then converted to a number of shares required to be owned by such executive. The guideline for IDT's Chief Executive Officer and Chairman is set at eight times their respective annual base salaries. The guideline for other executives is set at three times the executive's annual base salary. Directors are required to hold shares of IDT stock with a value equal to three times the amount of the annual cash retainer paid to directors. Executives and directors serving at the time the guidelines were adopted on March 16, 2006 must meet these ownership guidelines by March 15, 2011, and other directors are required to achieve them within five years of joining the Board of Directors. Failure to meet, or in unique circumstances to show sustained progress toward meeting, these guidelines, may result in a reduction of future stock-based grants. Executives and directors are notified each year of the status of their compliance with the stock ownership guidelines.

Shares of IDT stock that count towards satisfaction of the stock ownership guidelines include:

- Shares owned by the executive officer or director or his or her immediate family members residing in the same household;
- Shares held in trust for the benefit of the executive officer or director or his or her family;
- Restricted shares (whether or not vested) owned by the executive officer or director or his or her immediate family members residing in the same household;
- In-the-money value of vested stock options owned by the executive officer or director or his or her immediate family members residing in the same household; and
- Shares held in IDT's employee/executive plans (e.g., 401(k), Employee Stock Purchase, etc.) by such executive officer.

The guidelines may be waived, at the discretion of the Corporate Governance Committee of the Board of Directors, if compliance would create severe hardship or prevent an executive officer or director from complying with a court order, as in the case of a divorce settlement. It is expected that these instances will be rare.

Adjustment or Recovery of Rewards or Payments made to Executive Officers. The Company does not have a policy regarding the recovery of performance-based awards in the event of a restatement or adjustment of the performance measures upon which they are based in addition to those requirements set forth in Section 304 of the Sarbanes-Oxley Act of 2002. Section 304 requires the principal executive officer and principal financial officer of a publicly held company if, in certain instances, the company restates its financial statements as a result of financial reporting misconduct, to reimburse the company for any bonus or other incentive-based or equity-based compensation received from the company during the twelve month period following the filing of the financial statements that need to be restated and any profits realized from the sale of securities of the company during such twelve-month period.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table—Fiscal 2007

The table below summarizes the total compensation paid or awarded to each of the Named Executive Officers for Fiscal 2007. For a more thorough discussion of the executive compensation program, see the Compensation Discussion and Analysis section above.

Name and Principal Position	Salary ($)[1]	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	All Other Compensation ($)	Total ($)
James A. Courter[3] Chief Executive Officer and Vice Chairman of the Board of Directors	$685,630	$ 694,444	$ 123,795	$ 71,200	$ 34,702[4]	$ 1,609,771
Stephen R. Brown Chief Operating Officer and Former Chief Financial Officer and Treasurer[5]	$441,598	$ 4,796,198	$2,021,209	$ 47,311	$ 53,307[6]	$ 7,359,624
Marcelo Fischer Former Chief Financial Officer and Treasurer[7]	$364,161	$ 520,833	$ 86,671	$ 28,064	$ 12,364[8]	$ 1,012,093
Ira A. Greenstein President	$487,669	$10,520,833[9]	$ 110,074	$ 47,248	$ 15,648[10]	$11,181,472
Morris Lichtenstein Executive Vice President of Telecom and Former Chief Operating Officer[11]	$484,871	$ 2,872,794	$ 27,766	$105,241	$ 18,616[12]	$ 3,509,288
Yona Katz Former Executive Vice President of Business Development[13]	$490,803	$ 831,393	$1,305,866	$217,309[14]	$429,816[15]	$ 3,275,187

(1) The Company provides competitive base salaries to its executives. Prior to March 13, 2007, bonuses were paid quarterly, and an annual portion was paid as well. In Fiscal 2007, certain Named Executive Officers were awarded substantial bonuses for their significant roles in beneficial corporate transactions. The Company does not target any specific proportion of total compensation in setting base salary and bonus compensation.

(2) The amounts shown in this column reflect the dollar amounts recognized by the Company for stock option and restricted stock awards for financial statement reporting purposes in accordance with FAS 123R in Fiscal 2007, and thus, include amounts from awards granted in Fiscal 2007 and previous fiscal years. In valuing such awards, the Company made certain assumptions. For a discussion of those assumptions, please see Note 1 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the Fiscal Year ended July 31, 2007.

(3) See discussion below regarding Mr. Courter's Employment Agreement. Mr. Courter does not receive compensation for his role as a director of the Company.

(4) Represents $4,242 paid for life insurance premiums, $14,737 of earnings distributed to Mr. Courter under the Company's Key Employee Share Option Plan, dividend payments of $4,748 on the stock awards valued in this table, dividend payments of $4,375 on unvested restricted stockholdings of Mr. Courter on the Fiscal 2007 dividend record dates, and $6,600 matching contribution to Mr. Courter's Company stock account established under the IDT Corporation 401(k) plan and invested in IDT's stock. In addition, Mr. Courter received $10,569 for the leasing of a car; however such amount is included in his base salary in the "Salary" column.

(5) Mr. Brown served as Chief Financial Officer and Treasurer of the Company from March 29, 2007 to August 27, 2007. Prior thereto, Mr. Brown served as President and Co-Chairman of IDT Entertainment. Mr. Brown also served as Senior Vice President of the Company from September 2007 through October 2007. Mr. Brown currently serves as Chief Operating Officer of the Company. The information set forth in this table and in all of the tables set forth below includes all compensation earned by Mr. Brown during Fiscal 2007.

(6) Represents $1,257 paid for life insurance premiums, dividend payments of $36,738 on the stock awards valued in this table, dividend payments of $3,750 on unvested restricted stockholdings of Mr. Brown on the Fiscal 2007 dividend record dates, $4,962 paid for long-term disability insurance premiums, and $6,600 matching contribution to Mr. Brown's Company stock account established under the IDT Corporation 401(k) plan and invested in IDT's stock.

(7) Mr. Fischer served as the Chief Financial Officer and Treasurer of the Company from June 1, 2006 to March 29, 2007, and currently serves as the Chief Financial Officer of IDT Telecom, Inc., a wholly owned subsidiary of the Company. The information set forth in this table and in all of the tables set forth below includes all compensation earned by Mr. Fischer during Fiscal 2007.

(8) Represents $671 paid for life insurance premiums, dividend payments of $2,093 on the stock awards valued in this table, dividend payments of $3,000 on unvested restricted stockholding of Mr. Fischer on the Fiscal 2007 dividend record dates, and $6,600 matching contribution to Mr. Fischer's Company stock account established under the IDT Corporation 401(k) plan and invested in IDT's stock.

(9) $6,020,833 of Mr. Greenstein's bonus was paid during Fiscal 2007. The Company is negotiating a five year employment agreement with Mr. Greenstein that, if consummated, would have the payment of the remaining $4.5 million portion of the bonus spread over the term of the employment agreement. If the Company does not consummate an agreement with Mr. Greenstein, it anticipates paying the remaining $4.5 million that was earned in Fiscal 2007 no later than March 15, 2008.

(10) Represents $943 paid for life insurance premiums, dividend payments of $4,355 on the stock awards valued in this table, dividend payments of $3,750 on unvested restricted stockholding of Mr. Greenstein on the Fiscal 2007 dividend record dates, and $6,600 matching contribution to Mr. Greenstein's Company stock account established under the IDT Corporation 401(k) plan and invested in IDT's stock.

(11) Mr. Lichtenstein served as the Chief Operating Officer of the Company from December 2005 to October 24, 2007, and currently serves as the Company's Executive Vice President of Telecom, as well as the Chief Executive Officer of IDT Telecom, Inc., a wholly owned subsidiary of the Company.

(12) Represents $723 paid for life insurance premiums, dividend payments of $9,127 on the stock awards valued in this table, $2,166 paid for long-term disability insurance premiums, and $6,600 matching contribution to Mr. Lichtenstein's Company stock account established under the IDT Corporation 401(k) plan and invested in IDT's stock.

(13) Mr. Katz served as the Executive Vice President of Business Development of the Company from January 2006 through October 2007. Mr. Katz currently serves as the Chief Operating Officer of IDT Telecom, Inc., a wholly owned subsidiary of the Company, a position he has held since October 2007 and from February 2003 until December 2005. The information set forth in this table and in all of the tables set forth below includes all compensation earned by Mr. Katz during Fiscal 2007.

(14) Includes the dollar amount recognized by the Company for an award of options to purchase 112,494 shares of Class B Common Stock granted to Mr. Katz on April 23, 2007 and cancelled by the Company pursuant to a tender offer by the Company on June 18, 2007. Mr. Katz received $3.00 per underlying share per option, equaling an aggregate amount of $337,482, which is included in the "All Other Compensation" column.

(15) Represents $365 paid for life insurance premiums, dividend payments of $4,887 on the stock awards valued in this table, dividend payments of $79,087 on unvested restricted stockholding of Mr. Katz on the Fiscal 2007 dividend record dates, $1,395 paid for long-term disability insurance premiums, $337,482 paid to Mr. Katz for the cancellation of 112,494 options pursuant to a tender offer by the Company on June 18, 2007 and $6,600 matching contribution to Mr. Katz's Company stock account established under the IDT Corporation 401(k) plan and invested in IDT's stock.

Employment Agreements

James Courter is the only Named Executive Officer with whom the Company has entered into an employment agreement (the "Courter Employment Agreement"). The following is a description of the material terms of the compensation provided to Mr. Courter during his employment pursuant to the Courter Employment Agreement. See the "Potential Payments Upon Termination or Change in Control" section for a description of the payments and benefits that would have been provided to Mr. Courter if there were a termination of his employment or a change in control of the Company on July 31, 2007. The Courter Employment Agreement was originally entered into effective April 1, 1999 and has since been amended five times. The current agreement, as amended, has a term through October 21, 2009. The agreement is automatically extendable for additional one-year periods unless the Company or Mr. Courter notifies the other within ninety days of the end of the term that the agreement will not be extended. Among other things, the agreement provides that Mr. Courter will serve as Chief Executive Officer of the Company. The Courter Employment Agreement was amended on March 13, 2007 to provide a minimum annual base salary of $856,000, which may not be decreased, but must be increased from time to time to match the base salary of the highest paid employee of the Company or of any entity controlled by the Company, during the term of the agreement. In addition, under the terms of the original Courter Employment Agreement, Mr. Courter was granted options to purchase 300,000 shares of Class B Common Stock that vested over a three-year period. Pursuant to an October 2001 amendment to the Courter Employment Agreement, Mr. Courter was granted options to purchase an additional 1,000,000 shares of Class B Common Stock which vested over a five-year period. Under the Courter Employment Agreement, Mr. Courter is provided with a leased automobile and with life and disability insurance. Mr. Courter is also required to receive benefits commensurate with those provided to other senior executive officers of the Company.

The Company is currently negotiating a five year employment agreement with Ira Greenstein, President.

Grants of Plan-Based Awards

The following table sets forth information concerning the number of shares of Class B Common Stock underlying restricted stock awards and stock options under the Company's 2005 Stock Option and Incentive Plan, as amended (the "Equity Compensation Plan"), granted to the Named Executive Officers in Fiscal 2007.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards	Estimated Future Payouts Under Equity Incentive Plan Awards	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[1]	Exercise or Base Price of Option Awards ($/Sh)[2]	Grant Date Fair Value of Stock and Option Awards[3]
James A. Courter	04/23/2007	04/23/2007	—	—	—	169,134	$11.33	$326,722
Stephen R. Brown	10/24/2006	09/13/2006	—	—	72,000[4]			$941,760
	01/08/2007	01/08/2007	—	—	75,000[4]			$969,375
	04/23/2007	04/23/2007	—	—	—	112,386	$11.33	$217,100
Marcelo Fischer	04/23/2007	04/23/2007	—	—	—	66,666	$11.33	$128,781
Ira A. Greenstein	04/23/2007	04/23/2007	—	—	—	112,236	$11.33	$216,810
Morris Lichtenstein	04/23/2007	04/23/2007	—	—	—	249,999	$11.33	$482,932
Yona Katz	04/23/2007	04/23/2007	—	—	—	112,494[5]	$11.33	$217,309

(1) The stock options were granted under the Equity Compensation Plan, have a term of ten years, and vest in equal one-third installments on January 2, 2008, January 2, 2009 and January 2, 2010.

(2) The exercise price for option awards is the fair market value per share of our Class B Common Stock, which is defined under our 2005 Stock Option and Incentive Plan, as amended, as the closing price per share on the business day immediately preceding the grant date. The closing price of the Class B Common Stock on April 23, 2007 was $11.27.

(3) Represents the grant date fair value of each equity award calculated in accordance with FAS 123R.

(4) The restricted stock was granted under the Equity Compensation Plan and vested immediately upon grant. There is no purchase price associated with the grant of restricted stock.

(5) These options were cancelled pursuant to a tender offer by the Company on June 18, 2007. Mr. Katz received $3.00 per underlying share per option, equaling an aggregate amount of $337,482.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth all outstanding equity awards made to each of the Named Executive Officers that are outstanding at the end of Fiscal 2007.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested(3)
James A. Courter	12,000	0	3.875	03/14/2016	11,667	$ 116,437
	365,345	0	2.1875	10/28/2016		
	150,000	0	4.125	08/14/2017		
	600,000	0	6.3125	02/28/2009		
	100,000	0	10.4375	01/31/2010		
	200,000	0	8.8515	04/04/2011		
	1,000,000	0	9.01	10/21/2011		
	100,000	0	14.45	09/05/2012		
	100,000	0	14.95	01/02/2013		
	33,333	0	12.95	07/21/2015		
	0	169,134	11.33	04/22/2017		
Stephen R. Brown	0	112,386	11.33	04/22/2017	10,000	$ 99,800
Marcelo Fischer	18,334	0	8.8515	04/04/2011	8,000	$ 79,840
	25,000	0	12.95	07/21/2015		
	0	66,666	11.33	04/22/2017		
Ira A. Greenstein	100,000	0	8.8515	04/04/2011	10,000	$ 99,800
	33,333	0	12.95	07/21/2015		
	0	112,236	11.33	04/22/2017		
Morris Lichtenstein ...	60,000	0	8.8515	04/04/2011	0	$ —
	66,667	0	14.45	09/05/2012		
	66,668	0	14.95	01/02/2013		
	33,333	0	12.95	07/21/2015		
	0	249,999	11.33	04/22/2017		
Yona Katz	7,500	0	12.06	12/12/2011	8,000	$ 79,840
	0	0	0	0	173,912(4)	$1,735,642

(1) All unexercised stock options vest as follows: 1/3 on each January 2nd of 2008, 2009 and 2010.

(2) Unless otherwise noted, all unvested restricted Class B common shares vest on February 1, 2008.

(3) Market value is computed by multiplying the closing market price of our Class B Common Stock on July 31, 2007 ($9.98) by the number of restricted Class B common shares that have not vested.

(4) Vest as follows: ¼ on each June 15th of 2008, 2009, 2010 and 2011.

Option Exercises and Stock Vested

The following table sets forth information regarding stock options exercised by, and the shares of restricted Class B Common Stock that vested for each of the Named Executive Officers in Fiscal 2007.

	Option Awards		Restricted Stock Awards		
Name	Number of Shares Acquired Upon Exercise (#)	Value Realized Upon Exercise ($)(1)	Number of Shares Acquired Upon Vesting (#)	Number of Shares Withheld to Cover Taxes	Value Realized on Vesting ($)(2)
James A. Courter	115,385	$1,315,018	20,556	7,896	$ 277,056
Stephen R. Brown	0	$ —	165,889	67,921	$2,158,901
Marcelo Fischer	0	$ —	14,666	6,293	$ 197,631
Ira A. Greenstein	0	$ —	18,889	7,291	$ 254,501
Morris Lichtenstein	0	$ —	8,889	3,652	$ 119,201
Yona Katz	23,334	$ 96,801	58,144	22,464	$ 710,671

(1) The value of shares acquired upon exercise of stock options is based on the difference between the market price of the shares of the Class B Common Stock at exercise and the exercise price.

(2) The value of restricted stock realized upon vesting represents the total number of shares acquired on vesting (without regard to the amount of shares withheld to cover taxes) and is based on the closing price of the shares of Class B Common Stock on the vesting date.

Non-Qualified Deferred Compensation

We maintain two nonqualified arrangements for executives, The IDT Deferred Compensation Plan, effective as of January 1, 2003 (the "DCP"), and the Key Employee Share Option Plan, effective March 1, 2004 (the "KESOP"), which replaced the DCP. As discussed in greater detail below, executives are no longer entitled to make compensation deferrals under either the DCP or the KESOP. Although no additional deferrals are permitted under the DCP and the KESOP, previous deferrals credited under the DCP remain under that plan and prior options that have not yet been exercised remain outstanding under the KESOP. Mr. Courter was the only Named Executive Officer to have participated in either plan. Below is a succinct narrative of the plans.

IDT Deferred Compensation Plan

The DCP was adopted to provide specified management or highly compensated employees with the option to defer the receipt of portions of their bonuses and compensation from the Company. This deferred compensation was placed into specific accounts under the DCP. The value of these accounts consists of the balance of the account to date plus any investment return credited since the last day of the preceding calendar year (calculated by applying the Investment Return Rate which is defined under the plan as a rate of at least 6% compounded annually) minus the aggregate amount of distributions since the last day of the preceding calendar year. The deferred compensation payable to a participant in the DCP is measured by the sum of the amounts credited to the participant's account as of the date of the payment. Participants in the DCP are 100% vested in their accounts at all times. The distribution of any deferred compensation under the DCP commences upon the occurrence of the following events: the participant's death, disability, a change in control of the Company or a participant's termination of employment. As noted above, the KESOP was adopted to replace the DCP and, therefore, participants under the DCP are no longer eligible to make additional deferrals under the DCP.

IDT Corporation Key Employee Share Option Plan

The KESOP was established in 2004 to replace the DCP by providing certain executives, as determined each year by an appointed administrative committee, with options to purchase property (in this case, options to purchase certain mutual fund shares), which options replace all or a portion of the executive's quarterly performance bonus. The options cover property with an initial value equal to 133.33% of the amount of compensation they replace with an exercise price equal to the greater of 25% of the fair market value on the date of the grant or 25% of the fair market value on the date of exercise. Thus, upon grant, the difference between the exercise price and the value of the option shares will equal the amount of compensation replaced. Thereafter, the value of the option will be affected by the increase or decrease in market value of the entire amount of the property covered by the option. Due to the American Jobs Creation Act of 2004, which added section 409A to the Internal Revenue Code, the administrative committee has determined to no longer designate eligible executives under the KESOP and, accordingly, no options were granted under the KESOP after December 31, 2004. Under the KESOP, an option may generally be exercised during an exercise period that commences six months from the grant date and ends no later than fifteen years after the grant date. However, the exercise period may end earlier upon certain events or as determined by the administrative committee.

Mr. Courter is the only Named Executive Officer that has an option that was granted under the KESOP prior to the KESOP being effectively frozen as noted above. The administrative committee has elected to distribute to a participant an amount equal to any dividends or other cash distributions relative to those mutual funds underlying an option. Accordingly, Mr. Courter's balance under the KESOP will only be affected by changes in the market value for the underlying mutual funds.

The following table sets forth information regarding James A. Courter's holdings under the DCP and the KESOP as of July 31, 2007.

Plan	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(1)
DCP	$—	$—	$ 23,876	$ —	$410,980
KESOP	$—	$—	$$10,872	$14,737(2)	$384,572(3)

(1) Contributions to Deferred Compensation Plans were previously reported as compensation to James A. Courter in our Summary Compensation Tables for previous years.
(2) Included as "All Other Compensation" in the Summary Compensation Table.
(3) Represents the net amount due to Mr. Courter upon exercise (i.e., net of the 25% option price).

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

James Courter is the only Named Executive Officer with whom the Company has entered into an employment agreement. Under the terms of the Courter Employment Agreement, in the event of his death, Mr. Courter's estate will be granted twelve (12) months of his base salary. In the event of a change in control of the Company, Mr. Courter's outstanding options and restricted shares will automatically vest. If Mr. Courter is terminated without cause or voluntarily terminates his employment with "good reason" as defined in the agreement, he is entitled to his base salary through the end of the term of the agreement, all of Mr. Courter's outstanding options will automatically vest and Mr. Courter is then permitted to exercise any and all options that are outstanding as of the date of his termination within two (2) years from such date. Pursuant to the Courter Employment Agreement, Mr. Courter has agreed not to compete with the Company for a period of one year following the termination of the agreement. Mr. Courter also has holdings pursuant to two Non-Qualified Deferred Compensation Plans. A detailed description of these plans and Mr. Courter's holdings pursuant to these plans is provided above under the heading "Non-Qualified Deferred Compensation." While payment under these plans is deferred and paid out upon certain triggering events, these holdings are already vested and are not enhanced by the employee's termination and/or a change in control of the Company. Marcelo Fischer, the former Chief Financial Officer and of the Company and current Chief Financial Officer of the Company's subsidiary, IDT Telecom, was also entitled, at the end of Fiscal 2007, to receive a severance payment under certain circumstances.

The Named Executive Officers have all been granted stock options and restricted stock pursuant to the Company's 2005 Stock Option and Incentive Plan (the "Plan"). Under the Plan, in the event of a change in control, (i) each option award which is outstanding at the time of the change in control automatically becomes fully vested and exercisable, and (ii) each share of restricted stock is released from any restrictions on transfer and repurchase or forfeiture rights.

The following table sets forth quantitative information with respect to potential payments to be made to each of the Named Executive Officers upon termination in various circumstances and/or a change in control of the Company (each an "Event"), assuming the Event took place on July 31, 2007. The potential payments are based on Mr. Courter's Employment Agreement and the Plan discussed above. For a more detailed description of the Employment Agreement, see the "Employment Agreements" section above.

Name	Event of Death ($)	Change In Control ($)	Termination For Cause/Voluntary Termination without Good Reason ($)	Termination Without Cause/Voluntary Termination with Good Reason ($)
James A. Courter				
Stock Options	—	—	—	—
Restricted Shares[1]	—	116,437	—	116,437
Base Salary/Severance[2]	856,000	—	—	1,904,258
Stephen R. Brown				
Stock Options	—	—	—	—
Restricted Shares[1]	—	99,800	—	—
Marcelo Fischer				
Stock Options	—	—	—	—
Severance	—	—	—	1,000,000
Restricted Shares[1]	—	79,840	—	—
Ira A. Greenstein				
Stock Options	—	—	—	—
Restricted Shares[1]	—	99,800	—	—
Morris Lichtenstein				
Stock Options	—	—	—	—
Restricted Shares	—	—	—	—
Yona Katz				
Stock Options	—	—	—	—
Restricted Shares[1]	—	1,815,482	—	—

(1) The value of each restricted share is computed by multiplying the closing market price per share of the Company's Class B Common Stock on July 31, 2007 ($9.98) by the number of unvested shares of restricted stock held by the Named Executive Officer on that date.

(2) Under certain circumstances, Mr. Courter is entitled to receive his Base Salary through the end of the term as set forth in his employment agreement with the Company. The dollar amount is calculated by pro-rating Mr. Courter's Base Salary to cover the period of time from July 31, 2007 through the end of the term (October 21, 2009).

EQUITY COMPENSATION PLAN INFORMATION

Employee Stock Incentive Program

The Company has adopted the 2005 Stock Option and Incentive Plan, pursuant to which options to purchase Class B Common Stock, shares of restricted Class B Common Stock and Deferred Stock Units were awarded. The 2005 Stock Option and Incentive Plan is described further in "Proposal No. 3" below. The Company anticipates awarding options to purchase Class B Common Stock, restricted Class B Common Stock and Deferred Stock Units to employees, officers, directors and consultants under such Plan.

Equity Compensation Plans and Individual Compensation Arrangements

The following chart gives aggregate information regarding grants under all equity compensation plans of the Company through July 31, 2007.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options[1]	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans[1]
Equity compensation plans approved by security holders	7,638,761	$10.03	652,028
Equity compensation plans not approved by security holders	946,675[2]	$12.62	—
Total	8,585,436	$10.32	652,028

(1) All outstanding options are exercisable for shares of Class B Common Stock.

(2) Consists of options to purchase shares of Class B Common Stock with substantially similar terms and vesting provisions as options to purchase Class B Common Stock granted pursuant to the Company's 1996 Stock Option and Incentive Plan.

PROPOSALS REQUIRING YOUR VOTE

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Pursuant to the Company's Restated Certificate of Incorporation, as amended, the authorized number of directors on the Board of Directors is seventeen, with the number to be set by the Board of Directors from time to time. The Board of Directors has set the number of directors on the Board of Directors at five. There are currently five directors on the Board of Directors, all of whom are standing for election at the Annual Meeting.

The current terms of all of the directors expire at the Annual Meeting. The nominees to the Board of Directors are Eric F. Cosentino, James A. Courter, Howard S. Jonas, James R. Mellor and Judah Schorr, each of whom has consented to be named in this proxy statement and to serve if elected. Brief biographical information about the nominees for directors is furnished below. Each of the nominees is currently serving as a director of the Company.

Each of these director nominees is standing for election for a term of one year until the 2008 annual meeting of stockholders, or until their successors are duly elected and qualified or until their earlier resignation or removal. A plurality of the votes cast at the Annual Meeting shall elect each director. Stockholders may not vote for more than five persons, which is the number of nominees identified herein.

Eric F. Cosentino has been a director of the Company since February 2007. Rev. Cosentino has been the Rector of the Episcopal Church of the Divine Love in Montrose, New York, since 1987. Rev. Cosentino began his ordained ministry in 1984, as curate (assistant) at St. Elizabeth's Episcopal Church in Ridgewood, Bergen County, New Jersey. Rev. Cosentino served on IDT Entertainment's Board of Directors until it was sold to Liberty Media in 2006. He has also served on the Board of Directors of the Evangelical Fellowship Anglican Communion of New York. He has published articles and book reviews for The Episcopal New Yorker, Care & Community, and Evangelical Journal.

James A. Courter joined the Company in October 1996 and served as President of the Company from October 1996 until July 2001. Since August 2001, Mr. Courter has served as the Chief Executive Officer of the Company. Mr. Courter has also been a director of the Company since March 1996 and has been Vice Chairman of the Board of Directors of the Company since March 1999. In addition, since December 1999, Mr. Courter has served as a director of IDT Telecom, Inc. and as a director of Net2Phone, Inc., and has served as a director of IDT Capital, Inc. since September 2004. Mr. Courter served as the Vice Chairman of IDT Entertainment, Inc. from November 2003 to August 2006. Mr. Courter has been a senior partner in the New Jersey law firm of Courter, Kobert & Cohen since 1972. He was also a partner in the Washington, D.C. law firm of Verner, Liipfert, Bernhard, McPherson & Hand from January 1994 to September 1996. Mr. Courter was a member of the U.S. House of Representatives for 12 years, retiring in January 1991. From 1991 to 1994, Mr. Courter was Chairman of the President's Defense Base Closure and Realignment Commission. Mr. Courter also serves as a director of The Berkeley School. He received a B.A. from Colgate University and a J.D. from Duke University Law School.

Howard S. Jonas founded IDT in August 1990, and has served as Chairman of the Board of Directors since its inception. Mr. Jonas served as Chief Executive Officer of the Company from December 1991 until July 2001, as President of the Company from December 1991 through September 1996, and as Treasurer of the Company from inception through 2002. Mr. Jonas has also served as the Vice Chairman of the Board of Directors of IDT Telecom, Inc. since December 1999 and as a director of IDT Capital, Inc. since September 2004. Mr. Jonas served as Co-Chairman of the Board of Directors of IDT Entertainment, Inc. from November 2004 until August 2006. Since August 2006, Mr. Jonas has been a director of Starz Media Holdings, LLC, Starz Media, LLC and Starz Foreign Holdings, LLC, each of which is a subsidiary of Liberty Media Corporation. Mr. Jonas is also the founder and has been President of Jonas Publishing since its inception in 1979. Mr. Jonas was the Chairman of the Board of Directors of Net2Phone from October 2001 to October 2004, the Vice Chairman of the Board of Directors of Net2Phone from October 2004 to June 2006, and has served as the Chairman of Net2Phone since June 2006. Mr. Jonas received a B.A. in Economics from Harvard University.

James R. Mellor has been a director of the Company since December 2006. Mr. Mellor has been the Chairman of USEC, Inc. (NYSE: USU), a global energy company, since 1998 and previously served as its Chairman and Chief Executive Officer. Mr. Mellor retired as Chairman and Chief Executive Officer of General Dynamics Corporation in 1997 and held various positions at General Dynamics from 1981 to 1997. Mr. Mellor was also the President and Chief Operating Officer of AM International, Inc. and was a director from 1977 to 1981. Prior to 1981, Mr. Mellor spent 18 years with Litton Industries in a variety of engineering and management positions, including Executive Vice President of Litton's Defense Group from 1973 to 1977. Mr. Mellor was also with Hughes Aircraft Company from 1955 to 1958. Mr. Mellor was a consultant to the Department of Defense from 1972 to 1975. He also served as Chairman of the Shipbuilders Council of America, Chairman of the Computer and Business Equipment Manufacturers Association, and as a member of the Board of Directors of the Armed Forces Communications and Electronics Association, the National Security Industrial Association, the Navy League of the United States, the Board of Councilors of the University of Southern California Business School, and the Board of Trustees of Loyola Marymount University. Mr. Mellor is a member of the National Advisory Council of the University of Michigan, and a member of the United States-Egypt Presidents Council. He is presently on the Boards of Directors of USEC, Inc., the Scripps Research Institute, and Materia, Inc. He served on the Boards of Directors of IDT Corporation from 1997 to 1999 and Net2Phone from 1999 to 2006. He is presently on the Board of Trustees of the University of California—Irvine, the National Museum of American History and the National Endowment for the Humanities. Mr. Mellor graduated from the University of Michigan in 1952 with a B.S. in Electrical Engineering and Mathematics. He was awarded a Master of Science degree from the same university in 1953.

Judah Schorr has been a director of the Company since December 2006. Mr. Schorr founded Judah Schorr MD PC in 1994, an anesthesia provider to hospitals, ambulatory surgery centers and medical offices, and has been its President and owner since its inception, as well as the President of its subsidiary, Tutto Anesthesia. Dr. Schorr is the Director of Anesthesia Services at Bergen Regional Medical Center, the largest hospital in the state of New Jersey, and the Managing Partner of Chavrusa Realty Corp., a commercial real-estate company in Long Island, New York. Dr. Schorr received his B.S. in Psychology from Brooklyn College and his M.D. from the University of Trieste Faculty of Medicine and Surgery in Italy.

The Board of Directors has no reason to believe that any of the persons named above will be unable or unwilling to serve as a director, if elected.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE ELECTION OF THE NOMINEES NAMED ABOVE.

Director Nominees and Executive Officers

The director nominees and executive officers of the Company are as follows:

Name	Age	Position
Howard S. Jonas	51	Chairman of the Board of Directors and Director Nominee
James A. Courter	66	Chief Executive Officer, Vice Chairman of the Board of Directors and Director Nominee
Ira A. Greenstein	47	President
Stephen R. Brown	51	Chief Operating Officer
Marc J. Oppenheimer	50	Executive Vice President, Chief Financial Officer and Treasurer
Mitch Silberman	39	Chief Accounting Officer and Controller
Joyce J. Mason	48	Executive Vice President, General Counsel and Corporate Secretary
Douglas W. Mauro	65	Chief Tax Officer
Marc E. Knoller	46	Executive Vice President
Moshe Kaganoff	36	Executive Vice President of Strategic Planning
Morris Lichtenstein	43	Executive Vice President of Telecom
Ely D. Tendler	39	Executive Vice President of Telecom Legal
Mikhail Leibov	57	Executive Vice President of Telecom Business Development
Eric F. Cosentino	50	Director and Director Nominee
James R. Mellor	77	Director and Director Nominee
Judah Schorr	55	Director and Director Nominee

Set forth below is biographical information with respect to the Company's current directors and executive officers, except for the director nominees, whose information is set forth above:

Ira A. Greenstein joined the Company in January 2000 and served as Counsel to the Chairman until July 2001. Since August 2001, Mr. Greenstein has served as the President of the Company and served as a director of the Company from December 2003 until December 2006. Prior to joining the Company, Mr. Greenstein was a partner in the law firm of Morrison & Foerster LLP from February 1997 to November 1999, where he served as the Chairman of that firm's New York Office's Business Department. Concurrently, Mr. Greenstein served as General Counsel and Secretary of Net2Phone, Inc. from January 1999 to November 1999. Prior to 1997, Mr. Greenstein was an associate in the New York and Toronto offices of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Greenstein also served on the Securities Advisory Committee and as secondment counsel to the Ontario Securities Commission. Mr. Greenstein serves on the Board of Directors of Document Security Systems, Inc. (AMEX:DMC) and the Board of Advisors of the Columbia Law School Center on Corporate Governance. Mr. Greenstein received a B.S. from Cornell University and a J.D. from Columbia University Law School.

Stephen R. Brown joined the Company as its Chief Financial Officer in May 1995, a position he held until May 2006 and again from March 2007 through August 2007. Mr. Brown currently serves as the Chief Operating Officer of the Company, a position he has held since October 2007. Mr. Brown also served as Senior Vice President of the Company from September 2007 through October 2007 and as Treasurer of the Company from March 2007 through August 2007, a position he previously held from June 2002 through May 2006. Mr. Brown has been the Chairman of IDT Carmel since June 2007. Mr. Brown served as a director of the Company from February 2000 through December 2006. He served as Co-Chairman of the Board of IDT Entertainment from November 2003, and as President and Treasurer of that division from December 2002, until its sale in August 2006. Mr. Brown was a director of Net2Phone, Inc. from October 2001 to October 2004 and the Chief Financial Officer of IDT Spectrum from June 2005 to November 2005. From 1985 to May 1995, Mr. Brown operated his own public accounting practice. Mr. Brown received a B.A. in Economics from Yeshiva University and a B.B.A. in Business and Accounting from Baruch College.

Marc J. Oppenheimer has been the Executive Vice President, Chief Financial Officer and Treasurer of the Company since August 2007. He served as a director of the Company from April 2006 through August 2007 and on either the Company's or its subsidiaries' boards since December 2002. Mr. Oppenheimer served as the Lead Independent Director of the Company's Board of Directors and the Audit Committee's financial expert from December 2006 through August 2007. Mr. Oppenheimer has been the President of Octagon Associates, Inc., a merchant banking and financial/strategic advisory firm, since 1994, and President and a director of its affiliate, LC Holdings Ltd., since its creation in 2007. Until mid-2006, he was Executive Vice President of Kenmar Global Investment Management, Inc., and a Managing Director of Kenmar-Nihon Venture Capital, LLC. Kenmar is a global asset management firm which, during his tenure, managed $2.4 billion in assets. He has held significant operating and financial positions throughout his 28-year career. Mr. Oppenheimer was previously the President and Chief Executive Officer of Crystallex International Corporation (AMEX: KRY), a publicly traded international natural resources company primarily focused in South America, from February 1995 to September 2003 and served as its Vice Chairman from September 2003 to May 2004. He currently serves on the Board of Directors of Crystallex International Corporation and Vitacost.com. Mr. Oppenheimer started his financial career as a Credit Officer at The Chase Manhattan Bank, N.A. specializing in international lending and commodity financing. Mr. Oppenheimer also served as the Director of Trade and Merchant Banking for Midlantic National Bank, an institution with assets totaling approximately $29 billion. Mr. Oppenheimer has a B.S. with Honors in Management and Industrial Relations from New York University as well as an MBA with Honors in Finance from New York University.

Mitch Silberman has served as the Company's Chief Accounting Officer and Controller since June 2006. Mr. Silberman joined the Company in October 2002 and held various positions, including Director of Financial Reporting and Assistant Controller, until June 2006. Prior to joining the Company, Mr. Silberman was a senior manager at KPMG LLP. Mr. Silberman, a Certified Public Accountant, received a B.S. in Accounting from Brooklyn College and has over 17 years of accounting and finance experience.

Joyce J. Mason has served as an Executive Vice President of the Company since December 1998 and as General Counsel and Corporate Secretary of the Company since its inception. Ms. Mason also served as a director of the Company since its inception until December 2006. In addition, Ms. Mason served as a director of IDT Telecom, Inc. from December 1999 until May 2001 and as a director of Net2Phone, Inc. from October 2001 until October 2004. Prior to joining the Company, Ms. Mason had been in private legal practice. Ms. Mason received a B.A. from the City University of New York and a J.D. from New York Law School.

Douglas W. Mauro has been Chief Tax Officer of the Company since March 2005. He joined the Company in 1999 and is responsible for all tax matters for the Company. Mr. Mauro has over 25 years experience in corporate taxation. Mr. Mauro's prior experience includes Vice President, Tax for ICN Pharmaceuticals in Costa Mesa, California and extensive experience in international taxes at various pharmaceutical companies where he served as the top tax officer. Mr. Mauro received a B.B.A. in Accounting from Hofstra University and an M.B.A. in Tax from New York University Stern School of Business.

Marc E. Knoller has been an Executive Vice President of the Company since December 1998 and served as a director of the Company from March 1996 to August 2007. Mr. Knoller joined the Company as a Vice President in March 1991 and also served as a director of its predecessor. Mr. Knoller has served as Vice President of Jonas Publishing from 1991 until the present. Mr. Knoller received a B.B.A. from Baruch College.

Moshe Kaganoff has served as the Company's Executive Vice President of Strategic Planning since January 2000 and served as a director of the Company from March 1999 until December 2006. Mr. Kaganoff has served as a director of IDT Capital, Inc. since September 2004. From April 1994 through July 1998, Mr. Kaganoff served as the Company's Manager of Operations. From August 2001 through December 2004, Mr. Kaganoff also served as Executive Vice President of Strategic Planning for IDT Telecom, Inc. Mr. Kaganoff holds a B.A. in Economics from Yeshiva University.

Morris Lichtenstein has served as the Executive Vice President of Telecom of the Company since October 2007. Prior to that position, Mr. Lichtenstein served as Chief Operating Officer of the Company from January 2006 until October 2007. Mr. Lichtenstein has also served as the Chief Executive Officer of IDT Telecom since October 2007. Prior to that, Mr. Lichtenstein served as the Company's Executive Vice President of Business Development from January 2000 until January 2006, and as the Company's Controller from January 1999 to December 1999. Mr. Lichtenstein also served as the Chief Executive Officer and Treasurer of IDT Telecom, Inc. from May 2001 until December 2005 and as the Chairman of the Board of Directors of IDT Telecom, Inc. from May 2001 until June 2007. Mr. Lichtenstein received a B.A. from Touro College.

Ely D. Tendler currently serves as the Company's Executive Vice President of Telecom Legal, a position he has held since October 2007. Prior to that position, Mr. Tendler served as the Chief Legal Officer of the Company from June 2005 until October 2007. He first began working for the Company's subsidiary, IDT Telecom, Inc., as Senior Vice President and Senior Corporate Counsel in January 2003, and in March 2004 became IDT Telecom's Executive Vice President, General Counsel and Secretary. Prior to joining the Company, Mr. Tendler was an attorney with the New York office of Kramer Levin since 1994, specializing in M&A and securities transactions. Mr. Tendler received a B.A. from Yeshiva University and a J.D. from Yale Law School.

Mikhail Leibov initially joined the Company in 2000 when the Company bought Corbina Telecom, the Russian telecommunications company he founded in 1995. From the acquisition of Corbina until its sale by the Company in March 2006, Mr. Leibov served as Corbina's Chief Executive Officer. He rejoined the Company in December 2006 and was named as Chairman of IDT Telecom. Mr. Leibov currently serves as the President of IDT Telecom and as Executive Vice President of Telecom Business Development of the Company, positions he has held since October 2007. Mr. Leibov served as Executive Vice President of Business Development of IDT Corporation from June 2007 through October 2007. Prior to joining IDT, Mr. Leibov worked for a number of companies in the telecommunications and technology industries, including IBM, AT&T, Bellcore and Prodigy. Mr. Leibov received an M.S. degree in applied mathematics from Moscow University.

Relationships among Directors or Executive Officers

Mr. Howard S. Jonas and Ms. Joyce J. Mason are brother and sister. There are no other familial relationships among any of the directors or executive officers of the Company.

PROPOSAL NO. 2

APPROVAL OF AMENDMENT TO THE COMPANY'S 2005 STOCK OPTION AND INCENTIVE PLAN

The Company's stockholders are being asked to approve an amendment to the Company's 2005 Stock Option and Incentive Plan (the "2005 Plan") that will increase the number of shares of Class B Common Stock available for grants under the 2005 Plan by 1,500,000 shares. The Board of Directors adopted the proposed amendment on October 29, 2007, subject to stockholder approval at the Annual Meeting.

The Board of Directors believes that the proposed amendment is necessary in order to provide the Company with a sufficient reserve of shares of Class B Common Stock for future grants needed to attract and retain the services of key employees, directors and consultants of the Company essential to the Company's long-term success.

The proposed amendment is being submitted for a stockholder vote in order to enable the Company to grant, among other equity grants permitted pursuant to the Plan, options which are incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"); and because such approval may be required or advisable in connection with (i) the provisions set forth in Section 162(m) of the Code relating to the deductibility of certain compensation and (ii) the rules and regulations applicable to New York Stock Exchange-listed companies.

The following description of the 2005 Plan, as proposed to be amended by this Proposal, is a summary, does not purport to be complete and is qualified in its entirety by the full text of the 2005 Plan, as proposed to be amended. A copy of the 2005 Plan, as proposed to be amended, is attached hereto as Exhibit A and has been filed with the SEC with this Proxy Statement.

DESCRIPTION OF THE 2005 PLAN

Pursuant to the 2005 Plan, officers, employees, directors and consultants of the Company and certain of its subsidiaries are eligible to receive awards of stock options, stock appreciation rights, limited stock appreciation rights, restricted stock and deferred stock units. Options granted under the 2005 Plan may be ISOs or non-qualified stock options ("NQSOs"). Stock appreciation rights ("SARs") and limited stock appreciation rights ("LSARs") may be granted either alone or simultaneously with the grant of an option. Restricted stock and deferred stock units may be granted in addition to or in lieu of any other award made under the 2005 Plan.

The maximum number of shares of Class B Common Stock reserved for the grant of awards under the 2005 Plan is 5,500,000 (including the 1,500,000 shares of Class B Common Stock reserved subject to approval of the stockholders of this Proposal). Such share reserves are subject to further adjustment in the event of specified changes to the capital structure of the Company. The shares may be made available either from the Company's authorized but unissued capital stock or from capital stock reacquired by the Company.

The Compensation Committee of the Board of Directors administers the 2005 Plan. Subject to the provisions of the 2005 Plan, the Compensation Committee determines the type of awards, when and to whom awards will be granted, the number of shares covered by each award and the terms, provisions and kind of consideration payable (if any), with respect to awards. The Compensation Committee may interpret the 2005 Plan and may at any time adopt such rules and regulations for the 2005 Plan as it deems advisable, including the delegation of certain of its authority. In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Compensation Committee takes into account the duties of the respective persons, their present and potential contributions to the success of the Company and such other factors as the Compensation Committee deems relevant.

An option may be granted on such terms and conditions as the Compensation Committee may approve, and generally may be exercised for a period of up to ten years from the date of grant. Generally, ISOs will be granted with an exercise price equal to the "Fair Market Value" (as defined in the 2005 Plan) on the date of grant. In the case of ISOs, certain limitations will apply with respect to the aggregate value of option shares which can become exercisable for the first time during any one calendar year, and certain additional limitations will apply to ISOs granted to "Ten Percent Stockholders" of the Company (as defined in the 2005 Plan). The Compensation Committee may provide for the payment of the option price in cash, by delivery of Common Stock or Class B Common Stock having a Fair Market Value equal to such option price, by a combination thereof or by any other method. Options granted under the 2005 Plan will become exercisable at such times and under such conditions as the Compensation Committee shall determine, subject to acceleration of the exercisability of options in the event of, among other things, a "Change in Control," a "Corporate Transaction" or a "Related Entity Disposition" (in each case, as defined in the 2005 Plan).

The 2005 Plan provides for automatic option and restricted stock grants to eligible non-employee directors of the Company and its non-public, majority-owned subsidiaries. Once per year, each non-employee director will receive 3,750 shares of fully vested restricted stock and each non-employee director who serves as a member of one or more committees of the Board of Directors of the Company as of such grant date shall receive an additional grant of 3,750 shares of fully vested restricted stock (without duplicate grants for serving on multiple Board committees). New non-employee directors will receive a pro-rata amount (based on projected quarters of service for such calendar year following the grant date) of such annual grants on their date of initial election and qualification as a non-employee director. The grant date for incumbent annual non-employee director grants will be each January 5 (or the next business day).

The 2005 Plan also provides for the granting of restricted stock awards, which are awards of Common Stock or Class B Common Stock that may not be disposed of, except by will or the laws of descent and distribution, for such period as the Compensation Committee determines (the "restricted period"). The Compensation Committee may also impose such other conditions and restrictions, if any, on the shares as it deems appropriate, including the satisfaction of performance criteria. All restrictions affecting the awarded shares lapse in the event of a Change in Control, a Corporate Transaction or a Related Entity Disposition.

During the restricted period for a restricted stock award, the grantee will be entitled to receive dividends with respect to, and to vote, the shares of restricted stock awarded to him or her. If, during the restricted period, the grantee's service with the Company terminates, any shares remaining subject to restrictions will be forfeited. The Compensation Committee has the authority to cancel any or all outstanding restrictions prior to the end of the restricted period, including cancellation of restrictions in connection with certain types of termination of service.

The 2005 Plan also permits the Compensation Committee to grant SARs and/or LSARS. Generally, SARs may be exercised at such time or times and only to the extent determined by the Compensation Committee and LSARs may be exercised only (i) during the 90 days immediately following a Change in Control or (ii) immediately prior to the effective date of a Corporate Transaction (as defined in the 2005 Plan). LSARs will be exercisable at such time or times and only to the extent determined by the Compensation Committee. An LSAR granted in connection with an ISO is exercisable only if the Fair Market Value per share of Common Stock or Class B Common Stock, as applicable, on the date of grant exceeds the purchase price specified in the related ISO.

Upon exercise of an SAR, a grantee will receive for each share for which an SAR is exercised, an amount in cash or Class B Common Stock, as determined by the Compensation Committee, equal to the excess, if any, of (i) the Fair Market Value of a share of Class B Common Stock on the date the SAR is exercised, over (ii) the exercise or other base price of the SAR or, if applicable, the exercise price per share of the option to which the SAR relates.

Upon exercise of an LSAR, a grantee will receive for each share for which an LSAR is exercised, an amount in cash equal to the excess, if any, of (i) the greater of (x) the highest Fair Market Value of a share of Class B Common Stock during the 90-day period ending on the date the LSAR is exercised, and (y) whichever of the following is applicable: (1) the highest per share price paid in any tender or exchange offer which is in effect at any time during the 90 days ending on the date of exercise of the LSAR; (2) the fixed or formula price for the acquisition of shares of Class B Common Stock in a merger in which the Company will not continue as the surviving corporation, or upon a consolidation, or a sale, exchange or disposition of all or substantially all of the Company's assets, approved by the Company's stockholders (if such price is determinable on the date of exercise); and (3) the highest price per share of Class B Common Stock shown on Schedule 13D, or any amendment thereto, filed by the holder of the specified percentage of Common Stock or Class B Common Stock, as applicable, the acquisition of which gives rise to the exercisability of the LSAR over (ii) the exercise or other base price of the LSAR or, if applicable, the exercise price per share of the option to which the LSAR relates. In no event, however, may the holder of an LSAR granted in connection with an ISO receive an amount in excess of the maximum amount which will enable the option to continue to qualify as an ISO.

When an SAR or LSAR is exercised, the option to which it relates, if any, will cease to be exercisable to the extent of the number of shares with respect to which the SAR or LSAR is exercised, but will be deemed to have been exercised for purposes of determining the number of shares available for the future grant of awards under the 2005 Plan.

The 2005 Plan further provides for the granting of deferred stock units, which are awards providing a right to receive shares of Common Stock or Class B Common Stock on a deferred basis, subject to such restrictions and a restricted period as the Compensation Committee determines. The Compensation Committee may also impose such other conditions and restrictions, if any, on the payment of shares as it deems appropriate, including the satisfaction of performance criteria. All deferred stock awards become fully vested in the event of a Change of Control, a Corporate Transaction or a Related Entity Disposition.

The grantee of a deferred stock unit will not be entitled to receive dividends or vote the underlying shares until the underlying shares are delivered to the grantee. The Compensation Committee has the authority to cancel any or all outstanding restrictions prior to the end of the restricted period, including cancellation of restrictions in connection with certain types of termination of service.

During any one calendar year, no grantee may be granted options to acquire more than an aggregate of 2,000,000 shares of Common Stock and Class B Common Stock or be awarded more than 2,000,000 shares of restricted stock or deferred stock units (in each case subject to further adjustment as provided in the 2005 Plan).

The Board of Directors may at any time and from time to time suspend, amend, modify or terminate the 2005 Plan; provided, however, that, to the extent required by any other law, regulation or stock exchange rule, no such change shall be effective without the requisite approval of the Company's stockholders. In addition, no such change may adversely affect an award previously granted, except with the written consent of the grantee.

No awards may be granted under the 2005 Plan after the tenth anniversary of its initial adoption.

ISOs (and any related SARs) are not assignable or transferable except by the laws of descent and distribution. Non-qualified stock options (and any SARs or LSARs related thereto) may be transferred to the extent permitted by the Compensation Committee. Holders of NQSOs (and any SARs or LSARs related thereto) are permitted to transfer such NQSOs for no consideration to such holder's "family members" (as defined in Form S-8) with the prior approval of the Compensation Committee.

Except as set forth in the table below, the Company cannot now determine the number of options or other awards to be granted in the future under the 2005 Plan to officers, directors, employees and consultants. Actual awards under the 2005 Plan to Named Executive Officers for Fiscal 2007 are reported under the heading "Grant of Plan-Based Awards."

New Plan Benefits

Name and Principal Position	Number of Shares of Restricted Class B Common Stock
Non-Employee Director Group	22,500[1]

(1) Each non-employee director of the Company will receive an annual grant of 3,750 shares of restricted Class B Common Stock for being a director and an additional 3,750 shares of restricted Class B Common Stock for serving on a committee of the Board of Directors of the Company. In 2007, this automatic grant was made on January 5, 2007. Calculation is based upon the number of non-employee directors nominated for election at the Annual Meeting.

Federal Income Tax Consequences of Awards Granted under the 2005 Plan

The Company believes that, under present law, the following are the U.S. federal income tax consequences generally arising with respect to awards under the 2005 Plan.

Incentive Stock Options. ISOs granted under the 2005 Plan are intended to meet the definitional requirements of Section 422(b) of the Code for "incentive stock options." A participant who receives an ISO does not recognize any taxable income upon the grant of such ISO. Similarly, the exercise of an ISO generally does not give rise to federal taxable income to the participant, provided that (i) the federal "alternative minimum tax," which depends on the participant's particular tax situation, does not apply and (ii) the participant is employed by the Company from the date of grant of the option until three months prior to the exercise thereof, except where such employment or service terminates by reason of disability or death (where the three month period is extended to one year).

Further, if after exercising an ISO, a participant disposes of the Class B Common Stock so acquired more than two years from the date of grant and more than one year from the date of transfer of the Class B Common Stock pursuant to the exercise of such ISO (the "applicable holding period"), the participant will normally recognize a long-term capital gain or loss equal to the difference, if any, between the amount received for the shares and the exercise price. If, however, the participant does not hold the shares so acquired for the applicable holding period—thereby making a "disqualifying disposition"—the participant would realize ordinary income on the excess of the fair market value of the shares at the time the ISO was exercised over the exercise price, and the balance of income, if any, would be long-term capital gain (provided the holding period for the shares exceeded one year and the participant held such shares as a capital asset at such time).

A participant who exercises an ISO by delivering Class B Common Stock previously acquired pursuant to the exercise of another ISO is treated as making a "disqualifying disposition" of such Class B Common Stock if such shares are delivered before the expiration of their applicable holding period. Upon the exercise of an ISO with previously acquired shares as to which no disqualifying disposition occurs, the participant would not recognize gain or loss with respect to such previously acquired shares. The Company will not be allowed a federal income tax deduction upon the grant or exercise of an ISO or the disposition, after the applicable holding period, of the Class B Common Stock acquired upon exercise of an ISO. In the event of a disqualifying disposition, the Company generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant, provided that such amount constitutes an ordinary and necessary business expense to the Company and is reasonable and the limitations of Sections 280G and 162(m) of the Code (discussed below) do not apply.

Non-Qualified Stock Options and Stock Appreciation Rights. Non-qualified stock options granted under the 2005 Plan are options that do not qualify as ISOs. A participant who receives an NQSO or an SAR (including an LSAR) will not recognize any taxable income upon the grant of such NQSO or SAR. However, the participant generally will recognize ordinary income upon exercise of an NQSO in an amount equal to the excess of (i) the fair market value of the shares of Class B Common Stock at the time of exercise over (ii) the exercise price. Similarly, upon the receipt of cash or shares pursuant to the exercise of an SAR, the individual generally will recognize ordinary income in an amount equal to the sum of the cash and the fair market value of the shares received.

The ordinary income recognized with respect to the receipt of shares or cash upon exercise of a NQSO or an SAR will be subject to both wage withholding and other employment taxes. In addition to the customary methods of satisfying the withholding tax liabilities that arise upon the exercise of an SAR for shares or upon the exercise of a NQSO, the Company may satisfy the liability in whole or in part by withholding shares of Class B Common Stock from those that otherwise would be issuable to the participant or by the participant tendering other shares owned by him or her, valued at their fair market value as of the date that the tax withholding obligation arises.

A federal income tax deduction generally will be allowed to the Company in an amount equal to the ordinary income recognized by the individual with respect to his or her NQSO or SAR, provided that such amount constitutes an ordinary and necessary business expense to the Company and is reasonable and the limitations of Sections 280G and 162(m) of the Code do not apply.

If a participant exercises an NQSO by delivering shares of Common Stock or Class B Common Stock to the Company, other than shares previously acquired pursuant to the exercise of an ISO which is treated as a "disqualifying disposition" as described above, the participant will not recognize gain or loss with respect to the exchange of such shares, even if their then fair market value is different from the participant's tax basis. The participant, however, will be taxed as described above with respect to the exercise of the NQSO as if he or she had paid the exercise price in cash, and the Company likewise generally will be entitled to an equivalent tax deduction.

Other Awards. With respect to other awards under the 2005 Plan that are settled either in cash or in shares of Class B Common Stock that are either transferable or not subject to a substantial risk of forfeiture (as defined in the Code and the regulations thereunder), participants generally will recognize ordinary income equal to the amount of cash or the fair market value of the Class B Common Stock received. Participants also will not recognize income upon the grant of a deferred stock unit, and will instead recognize ordinary income when shares of Class B Common Stock are delivered in satisfaction of such award.

With respect to restricted stock awards under the 2005 Plan that are restricted to transferability and subject to a substantial risk of forfeiture—absent a written election pursuant to Section 83(b) of the Code filed with the Internal Revenue Service within 30 days after the date of transfer of such shares pursuant to the award (a "Section 83(b) election")—a participant will recognize ordinary income at the earlier of the time at which (i) the shares become transferable or (ii) the restrictions that impose a substantial risk of forfeiture of such shares (the "Restrictions") lapse, in an amount equal to the excess of the fair market value (on such date) of such shares over the price paid for the award, if any. If a Section 83(b) election is made, the participant will recognize ordinary income, as of the transfer date, in an amount equal to the excess of the fair market value of the Class B Common Stock as of that date over the price paid for such award, if any.

The ordinary income recognized with respect to the receipt of cash, shares of Class B Common Stock or other property under the 2005 Plan will be subject to both wage withholding and other employment taxes. In addition to the customary methods of satisfying withholding tax liabilities that arise with respect to the delivery of cash or property (or vesting thereof), the Company may satisfy the liability in whole or in part by withholding shares of Class B Common Stock from those that would otherwise be issuable to the participant or by the participant tendering other shares owned by him or her, valued at their fair market value as of the date that the tax withholding obligation arises.

The Company generally will be allowed a deduction for federal income tax purposes in an amount equal to the ordinary income recognized by the participant, provided that such amount constitutes an ordinary and necessary business expense and is reasonable and the limitations of Sections 280G and 162(m) of the Code do not apply.

Change in Control. In general, if the total amount of payments to a participant that are contingent upon a "change of control" of the Company (as defined in Section 280G of the Code), including awards under the 2005 Plan that vest upon a "change in control," equals or exceeds three times the individual's "base amount" (generally, such participant's average annual compensation for the five calendar years preceding the change in control), then, subject to certain exceptions, the payments may be treated as "parachute payments" under the Code, in which case a portion of such payments would be non-deductible to the Company and the participant would be subject to a 20% excise tax on such portion of the payments.

Certain Limitations on Deductibility of Executive Compensation. With certain exceptions, Section 162(m) of the Code denies a deduction to publicly held corporations for compensation paid to certain executive officers in excess of $1 million per executive per taxable year (including any deduction with respect to the exercise of an NQSO or SAR or the disqualifying disposition of stock purchased pursuant to an ISO). One such exception applies to certain performance-based compensation provided that such compensation has been approved by stockholders in a separate vote and certain other requirements are met. The Company believes that Stock Options, SARs and LSARs granted under the 2005 Plan should qualify for the performance-based compensation exception to Section 162(m).

On October 23, 2007, the last reported sale prices of the Company's Class B Common Stock and Common Stock on the New York Stock Exchange were $7.92 and $7.65, respectively, per share.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* APPROVAL OF THE AMENDMENTS TO THE 2005 PLAN AS DESCRIBED ABOVE.

PROPOSAL NO. 3

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's stockholders are being asked to ratify the Board of Directors' appointment of Ernst & Young LLP for the Fiscal Year ending July 31, 2008.

Ernst & Young LLP has served as the Company's independent registered public accounting firm since 1993. The Audit Committee of the Board of Directors has appointed Ernst & Young as the Company's independent registered public accounting firm for Fiscal 2008. Neither the Company's governing documents nor applicable law requires stockholder ratification of our independent registered public accounting firm. However, the Audit Committee will consider the results of the stockholder vote for this proposal and, in the event of a negative vote, will review its future selection of Ernst & Young. Even if Ernst & Young LLP's appointment is ratified by the stockholders, the Audit Committee may, in its discretion, appoint a new independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and it stockholders.

We expect that a representative of Ernst & Young will be present at the Annual Meeting, will be available to respond to appropriate questions and will have the opportunity to make such statements as they may desire.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JULY 31, 2008.

Audit and Non-Audit Fees

The following table presents fees billed for professional services rendered by Ernst & Young LLP for the fiscal years ended July 31, 2007, and July 31, 2006.

Year Ended July 31	2007	2006
Audit Fees(1)	$3,485,575	$4,274,638
Audit Related Fees(2)	56,825	957,648
Tax Fees(3)	318,302	137,785
All Other Fees(4)	2,500	0
Total	$3,863,202	$5,370,071

(1) Audit Fees consist of fees for the audit of the Company's financial statements, as well as fees for the audits of management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of internal control over financial reporting. Also included in this category are fees for accounting consultations related to the Company's financial statements and services associated with registration statements filed with the SEC.

(2) Audit Related Fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. It also includes fees for due diligence services related to mergers, acquisitions, and investments, and other audit related services.

(3) Tax Fees consist of the aggregate fees billed for professional services rendered by Ernst & Young LLP for tax compliance, tax advice, and tax planning (domestic and international).

(4) Consists of fees for use of Ernst & Young online.

The Audit Committee has concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of Ernst & Young LLP.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation, and overseeing the work of the Company's independent registered public accounting firm. The Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm, and all such services were approved by the Audit Committee in Fiscal 2006 and Fiscal 2007.

The Audit Committee assesses requests for services by the independent registered public accounting firm using several factors. The Audit Committee will consider whether such services are consistent with the PCAOB's and SEC's rules on auditor independence. In addition, the Audit Committee will determine whether the independent registered public accounting firm is best positioned to provide the most effective and efficient service based upon the members' familiarity with the Company's business, people, culture, accounting systems, risk profile and whether the service might enhance the Company's ability to manage or control risk or improve audit quality.

Report of the Audit Committee

The primary purpose of the Audit Committee is to assist the Board of Directors in its general oversight of the Company's financial reporting process. The Audit Committee's function is more fully described in its charter, which can be found on the Company's website at www.idt.net. The Committee reviews the charter on an annual basis. The Board of Directors annually reviews the NYSE listing standards' definition of independence for audit committee members and has determined that each member of the Committee meets that standard. The Board of Directors has also determined that James R. Mellor qualifies as an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

Management is responsible for the preparation, presentation, and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. The Company's independent registered public accounting firm, Ernst & Young LLP, is responsible for performing independent audits of (i) the consolidated financial statements and expressing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles and (ii) the effectiveness of internal controls over financial reporting.

The Committee has reviewed and discussed with the Company's management the audited financial statements of the Company for the Fiscal Year ended July 31, 2007, as well as the effectiveness of the Company's internal controls over financial reporting as of July 31, 2007, and has discussed with Ernst & Young LLP the matters required to be discussed by the Statement on Auditing Standards Board Standard No. 61, as amended, "Communication with Audit Committees." In addition, Ernst & Young LLP has provided the Audit Committee with the written disclosures and the letter required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee has discussed with Ernst & Young LLP its independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the Fiscal Year ended July 31, 2007, for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

James R. Mellor, Chairman
Eric Cosentino
Judah Schorr

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Act, as amended, or the Exchange Act, as amended, that might incorporate future filings, including this Proxy Statement, in whole or in part, the foregoing report shall not be incorporated by reference into any such filings, nor shall it be deemed to be soliciting material or deemed filed with the SEC under the Act or under the Exchange Act.

OTHER INFORMATION

Submission of Proposals for the 2008 Meeting of Stockholders

Stockholders who wish to present proposals for inclusion in the Company's proxy materials in connection with the 2008 annual meeting of stockholders must submit such proposals in writing to the General Counsel and Corporate Secretary of the Company at 520 Broad Street, Newark, New Jersey 07102, which proposals must be received at such address no later than July 18, 2008. In addition, any stockholder proposal submitted with respect to the Company's 2007 annual meeting of stockholders, which proposal is submitted outside the requirements of Rule 14a-8 under the Exchange Act, will be considered untimely for purposes of Rule 14a-4 and 14a-5 if written notice thereof is received by the Company's General Counsel and Corporate Secretary not less than 45 days prior to the day on which notice of the date of the annual meeting was mailed.

Other Matters

The Board of Directors knows of no other business that will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, it is intended that proxies granted will be voted in respect thereof in accordance with the judgments of the persons voting the proxies.

It is important that the proxies be returned promptly and that your shares be represented. Stockholders are urged to fill in, sign and promptly return the accompanying form in the enclosed envelope.

BY ORDER OF THE BOARD OF DIRECTORS

November 15, 2007



Joyce Mason
Executive Vice President, General Counsel and
Corporate Secretary

EXHIBIT A

IDT CORPORATION
2005 STOCK OPTION AND INCENTIVE PLAN

(Amended and Restated on October 29, 2007)

1. Purpose; Types of Awards; Construction.

The purpose of the IDT Corporation 2005 Stock Option and Incentive Plan (the "Plan") is to provide incentives to executive officers, employees, directors and consultants of IDT Corporation (the "Company"), or any subsidiary of the Company which now exists or hereafter is organized or acquired by the Company, to acquire a proprietary interest in the Company, to continue as officers, employees, directors or consultants, to increase their efforts on behalf of the Company and to promote the success of the Company's business. The provisions of the Plan are intended to satisfy the requirements of Section 16(b) of the Securities Exchange Act of 1934, as amended, and of Section 162(m) of the Internal Revenue Code of 1986, as amended, and shall be interpreted in a manner consistent with the requirements thereof.

2. Definitions.

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a) "Agreement" shall mean a written agreement entered into between the Company and a Grantee in connection with an award under the Plan.

(b) "Board" shall mean the Board of Directors of the Company.

(c) "Change in Control" means a change in ownership or control of the Company effected through either of the following:

(i) any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (A) the Company, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, (C) any corporation or other entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of common stock, or (D) any person who, immediately prior to the Initial Public Offering, owned more than 25% of the combined voting power of the Company's then outstanding voting securities), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company or any of its affiliates other than in connection with the acquisition by the Company or its affiliates of a business) representing 25% or more of the combined voting power of the Company's then outstanding voting securities; or

(ii) during any period of not more than two consecutive years, not including any period prior to the initial adoption of this Plan by the Board, individuals who at the beginning of such period constitute the Board, and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to a consent solicitation, relating to the election of directors of the Company) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof.

(d) "Class B Common Stock" shall mean shares of Class B Common Stock, par value $.01 per share, of the Company.

(e) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(f) "Committee" shall mean the Compensation Committee of the Board or such other committee as the Board may designate from time to time to administer the Plan.

(g) "Common Stock" shall mean shares of Common Stock, par value $.01 per share, of the Company.

(h) "Company" shall mean IDT Corporation, a corporation incorporated under the laws of the State of Delaware, or any successor corporation.

(i) "Continuous Service" means that the provision of services to the Company or a Related Entity in any capacity of officer, employee, director or consultant is not interrupted or terminated. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers between locations of the Company or among the Company, any Related Entity or any successor in any capacity of officer, employee, director or consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of officer, employee, director or consultant (except as otherwise provided in the applicable Agreement). An approved leave of absence shall include sick leave, maternity leave, military leave (including without limitation service in the National Guard or the Army Reserves) or any other personal leave approved by the Committee. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days unless reemployment upon expiration of such leave is guaranteed by statute or contract.

(j) "Corporate Transaction" means any of the following transactions:

(i) a merger or consolidation of the Company with any other corporation or other entity, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or parent entity) 80% or more of the combined voting power of the voting securities of the Company or such surviving or parent entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no "person" (as defined in the Exchange Act) acquired 25% or more of the combined voting power of the Company's then outstanding securities; or

(ii) a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of its assets (or any transaction having a similar effect).

(k) "Deferred Stock Units" mean a Grantee's rights to receive shares of Class B Common Stock or Common Stock, as applicable, on a deferred basis, subject to such restrictions, forfeiture provisions and other terms and conditions as shall be determined by the Committee.

(l) "Disability" shall mean a Grantee's inability to perform his or her duties with the Company or any of its affiliates by reason of any medically determinable physical or mental impairment, as determined by a physician selected by the Grantee and acceptable to the Company.

(m) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(n) "Fair Market Value" per share as of a particular date shall mean (i) the closing sale price per share of Class B Common Stock or Common Stock, as applicable, on the national securities exchange on which the Class B Common Stock or Common Stock, as applicable, is principally traded for the last preceding date on which there was a sale of such Class B Common Stock or Common Stock, as applicable, on such exchange, or (ii) if the shares of Class B Common Stock or Common Stock, as applicable, are then traded in an over-the-counter market, the average of the closing bid and asked prices for the shares of Class B Common Stock or Common Stock, as applicable, in such over-the-counter market for the last preceding date on which there was a sale of such Class B Common Stock or Common Stock, as applicable, in such market, or (iii) if the shares of Class B Common Stock or Common Stock, as applicable, are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine.

(o) "Grantee" shall mean a person who receives a grant of Options, Stock Appreciation Rights, Limited Rights, Deferred Stock Units or Restricted Stock under the Plan.

(p) "Incentive Stock Option" shall mean any option intended to be, and designated as, an incentive stock option within the meaning of Section 422 of the Code.

(q) "Insider" shall mean a Grantee who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

(r) "Insider Trading Policy" shall mean the Insider Trading Policy of the Company, as may be amended from time to time.

(s) "Limited Right" shall mean a limited stock appreciation right granted pursuant to Section 10 of the Plan.

(t) "Non-Employee Director" means a member of the Board or the board of directors of any Subsidiary (other than Net2Phone, Inc., Film Roman, Inc. or any other Subsidiary that has either (A) a class of "equity securities" (as defined in Rule 3a11-1 promulgated under the Exchange Act) registered under the Exchange Act or a similar foreign statute or (B) adopted any stock option plan, equity compensation plan or similar employee benefit plan in which non-employee directors of such Subsidiary are eligible to participate) who is not an employee of the Company or any Subsidiary.

(u) "Non-Employee Director Annual Grant" shall mean an award of 3,750 shares of Restricted Stock.

(v) "Non-Employee Director Grant Date" shall mean January 5 of the applicable year (or the following business day if January 5 is not a business day).

(w) "Nonqualified Stock Option" shall mean any option not designated as an Incentive Stock Option.

(x) "Option" or "Options" shall mean a grant to a Grantee of an option or options to purchase shares of Class B Common Stock or Common Stock, as applicable.

(y) "Option Agreement" shall have the meaning set forth in Section 6 of the Plan.

(z) "Option Price" shall mean the exercise price of the shares of Class B Common Stock or Common Stock, as applicable, covered by an Option.

(aa) "Parent" shall mean any company (other than the Company) in an unbroken chain of companies ending with the Company if, at the time of granting an award under the Plan, each of the companies other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

(bb) "Plan" means this IDT Corporation 2005 Stock Option and Incentive Plan, as amended or restated from time to time.

(cc) "Related Entity" means any Parent, Subsidiary or any business, corporation, partnership, limited liability company or other entity in which the Company, a Parent or a Subsidiary holds a substantial ownership interest, directly or indirectly.

(dd) "Related Entity Disposition" means the sale, distribution or other disposition by the Company of all or substantially all of the Company's interest in any Related Entity effected by a sale, merger or consolidation or other transaction involving such Related Entity or the sale of all or substantially all of the assets of such Related Entity.

(ee) "Restricted Period" shall have the meaning set forth in Section 11(b) of the Plan.

(ff) "Restricted Stock" means shares of Class B Common Stock or Common Stock, as applicable, issued under the Plan to a Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of refusal, repurchase provisions, forfeiture provisions and other terms and conditions as shall be determined by the Committee.

(gg) "Retirement" shall mean a Grantee's retirement in accordance with the terms of any tax-qualified retirement plan maintained by the Company or any of its affiliates in which the Grantee participates.

(hh) "Rule 16b-3" shall mean Rule 16b-3, as from time to time in effect, promulgated under the Exchange Act, including any successor to such Rule.

(ii) "Stock Appreciation Right" shall mean the right, granted to a Grantee under Section 9 of the Plan, to be paid an amount measured by the appreciation in the Fair Market Value of a share of Class B Common Stock or Common Stock, as applicable, from the date of grant to the date of exercise of the right, with payment to be made in cash or Class B Common Stock or Common Stock, as applicable, as specified in the award or determined by the Committee.

(jj) "Subsidiary" shall mean any company (other than the Company) in an unbroken chain of companies beginning with the Company if each of the companies other than the last company in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

(kk) "Tax Event" shall have the meaning set forth in Section 17 of the Plan.

(ll) "Ten Percent Stockholder" shall mean a Grantee who at the time an Incentive Stock Option is granted, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary.

3. Administration.

(a) The Plan shall be administered by the Committee, the members of which may be composed of (i) "non-employee directors" under Rule 16b-3 and "outside directors" under Section 162(m) of the Code, or (ii) any other members of the Board.

(b) The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Options, Stock Appreciation Rights, Limited Rights, Deferred Stock Units and Restricted Stock; to determine which options shall constitute Incentive Stock Options and which Options shall constitute Nonqualified Stock Options; to determine which Options (if any) shall be accompanied by Limited Rights; to determine the purchase price of the shares of Class B Common Stock or Common Stock, as applicable, covered by each Option; to determine the persons to whom, and the time or times at which awards shall be granted; to determine the number of shares to be covered by each award; to interpret the Plan and any award under the Plan; to reconcile any inconsistent terms in the Plan or any award under the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the Agreements (which need not be identical) and to cancel or suspend awards, as necessary; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

(c) All decisions, determination and interpretations of the Committee shall be final and binding on all Grantees of any awards under this Plan. No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any award granted hereunder.

(d) The Committee may delegate to one or more executive officers of the Company the authority to (i) grant awards under the Plan to employees of the Company and its Subsidiaries who are not officers or directors of the Company, (ii) execute and deliver documents or take such other ministerial actions on behalf of the Committee with respect to awards and (iii) to make interpretations of the Plan. The grant of authority in this Section 3(d) shall be subject to such conditions and limitations as may be determined by the Committee. If the Committee delegates authority to any such executive officer or executive officers of the Company pursuant to this Section 3(d), and such executive officer or executive officers grant awards pursuant to such delegated authority, references in this Plan to the "Committee" as they relate to such awards shall be deemed to refer to such executive officer or executive officers, as applicable.

4. Eligibility.

Awards may be granted to executive officers, employees, directors and consultants of the Company or of any Subsidiary. In addition to any other awards granted to Non-Employee Directors hereunder, awards shall be granted to Non-Employee Directors pursuant to Section 14 of the Plan. In determining the persons to whom awards shall be granted and the number of shares to be covered by each award, the Committee shall take into account the duties of the respective persons, their present and potential contributions to the success of the Company and such other factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan.

5. Stock.

(a) The maximum number of shares of Class B Common Stock reserved for the grant of awards under the Plan shall be 5,500,000, subject to adjustment as provided in Section 12 of the Plan. Such shares may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by the Company.

(b) If any outstanding award under the Plan should, for any reason expire, be canceled or be forfeited (other than in connection with the exercise of a Stock Appreciation Right or a Limited Right), without having been exercised in full, the shares of Class B Common Stock allocable to the unexercised, canceled or terminated portion of such award shall (unless the Plan shall have been terminated) become available for subsequent grants of awards under the Plan, unless otherwise determined by the Committee.

(c) In no event may a Grantee be granted during any calendar year Options to acquire more than an aggregate of 2,000,000 shares of Class B Common Stock and Common Stock or more than 2,000,000 shares of Restricted Stock or Deferred Stock Units, subject to adjustment as provided in Section 12 of the Plan.

6. Terms and Conditions of Options.

(a) OPTION AGREEMENT. Each Option granted pursuant to the Plan shall be evidenced by a written agreement between the Company and the Grantee (the "Option Agreement"), in such form and containing such terms and conditions as the Committee shall from time to time approve, which Option Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Option Agreement. For purposes of interpreting this Section 6, a director's service as a member of the Board or a consultant's service shall be deemed to be employment with the Company.

(b) NUMBER OF SHARES. Each Option Agreement shall state the number of shares of Class B Common Stock or Common Stock, as applicable, to which the Option relates.

(c) TYPE OF OPTION. Each Option Agreement shall specifically state that the Option constitutes an Incentive Stock Option or a Nonqualified Stock Option. In the absence of such designation, the Option will be deemed to be a Nonqualified Stock Option.

(d) OPTION PRICE. Each Option Agreement shall state the Option Price, which, in the case of an Incentive Stock Option, shall not be less than one hundred percent (100%) of the Fair Market Value of the shares of Class B Common Stock or Common Stock, as applicable, covered by the Option on the date of grant. The Option Price shall be subject to adjustment as provided in Section 12 of the Plan.

(e) MEDIUM AND TIME OF PAYMENT. The Option Price shall be paid in full, at the time of exercise, in cash or in shares of Class B Common Stock or Common Stock, as applicable, having a Fair Market Value equal to such Option Price or in a combination of cash and Class B Common Stock or Common Stock, as applicable, including a cashless exercise procedure through a broker-dealer; provided, however, that in the case of an Incentive Stock Option, the medium of payment shall be determined at the time of grant and set forth in the applicable Option Agreement.

(f) TERM AND EXERCISABILITY OF OPTIONS. Each Option Agreement shall provide the exercise schedule for the Option as determined by the Committee, provided, that, the Committee shall have the authority to accelerate the exercisability of any outstanding option at such time and under such circumstances as it, in its sole discretion, deems appropriate. The exercise period will be ten (10) years from the date of the grant of the option unless otherwise determined by the Committee; provided, however, that in the case of an Incentive Stock Option, such exercise period shall not exceed ten (10) years from the date of grant of such Option. The exercise period shall be subject to earlier termination as provided in Sections 6(g) and 6(h) of the Plan. An Option may be exercised, as to any or all full shares of Class B Common Stock or Common Stock, as applicable, as to which the Option has become exercisable, by written notice delivered in person or by mail to the Company's transfer agent or other administrator designated by the Company, specifying the number of shares of Class B Common Stock or Common Stock, as applicable, with respect to which the Option is being exercised.

(g) TERMINATION. Except as provided in this Section 6(g) and in Section 6(h) of the Plan, an Option may not be exercised unless the Grantee is then in the employ of or maintaining a director or consultant relationship with the Company or a Subsidiary thereof (or a company or a Parent or Subsidiary of such company issuing or assuming the Option in a transaction to which Section 424(a) of the Code applies), and unless the Grantee has remained in Continuous Service with the Company or any Subsidiary since the date of grant of the Option. In the event that the employment or consultant relationship of a Grantee shall terminate (other than by reason of death, Disability or Retirement), all Options of such Grantee that are exercisable at the time of Grantee's termination may, unless earlier terminated in accordance with their terms, be exercised within 180 days after the date of termination (or such different period as the Committee shall prescribe).

(h) DEATH, DISABILITY OR RETIREMENT OF GRANTEE. If a Grantee shall die while employed by, or maintaining a director or consultant relationship with, the Company or a Subsidiary thereof, or within thirty (30) days after the date of termination of such Grantee's employment, director or consultant relationship (or within such different period as the Committee may have provided pursuant to Section 6(g) of the Plan), or if the Grantee's employment, director or consultant relationship shall terminate by reason of Disability, all Options theretofore granted to such Grantee (to the extent otherwise exercisable) may, unless earlier terminated in accordance with their terms, be exercised by the Grantee or by the Grantee's estate or by a person who acquired the right to exercise such Options by bequest or inheritance or otherwise by result of death or Disability of the Grantee, at any time within 180 days after the death or Disability of the Grantee (or such different period as the Committee shall prescribe). In the event that an Option granted hereunder shall be exercised by the legal representatives of a deceased or former Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or equivalent proof of the right of such legal representative to exercise such Option. In the event that the employment or consultant relationship of a Grantee shall terminate on account of such Grantee's Retirement, all Options of such Grantee that are exercisable at the time of such Retirement may, unless earlier terminated in accordance with their terms, be exercised at any time within one hundred eighty (180) days after the date of such Retirement (or such different period as the Committee shall prescribe).

(i) OTHER PROVISIONS. The Option Agreements evidencing awards under the Plan shall contain such other terms and conditions not inconsistent with the Plan as the Committee may determine.

7. Nonqualified Stock Options.

Options granted pursuant to this Section 7 are intended to constitute Nonqualified Stock Options and shall be subject only to the general terms and conditions specified in Section 6 of the Plan.

8. Incentive Stock Options.

Options granted pursuant to this Section 8 are intended to constitute Incentive Stock Options and shall be subject to the following special terms and conditions, in addition to the general terms and conditions specified in Section 6 of the Plan:

(a) LIMITATION ON VALUE OF SHARES. To the extent that the aggregate Fair Market Value of shares of Class B Common Stock or Common Stock, as applicable, subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Subsidiary) exceeds $100,000, such excess Options, to the extent of the shares covered thereby in excess of the foregoing limitation, shall be treated as Nonqualified Stock Options. For this purpose, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the shares of Class B Common Stock or Common Stock, as applicable, shall be determined as of the date that the Option with respect to such shares was granted.

(b) TEN PERCENT STOCKHOLDER. In the case of an Incentive Stock Option granted to a Ten Percent Stockholder, (i) the Option Price shall not be less than one hundred ten percent (110%) of the Fair Market Value of the shares of Class B Common Stock or Common Stock, as applicable, on the date of grant of such Incentive Stock Option, and (ii) the exercise period shall not exceed five (5) years from the date of grant of such Incentive Stock Option.

9. Stock Appreciation Rights.

The Committee shall have authority to grant a Stock Appreciation Right, either alone or in tandem with any Option. A Stock Appreciation Right granted in tandem with an Option shall, except as provided in this Section 9 or as may be determined by the Committee, be subject to the same terms and conditions as the related Option. Each Stock Appreciation Right granted pursuant to the Plan shall be evidenced by a written Agreement between the Company and the Grantee in such form as the Committee shall from time to time approve, which Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Agreement:

(a) TIME OF GRANT. A Stock Appreciation Right may be granted at such time or times as may be determined by the Committee.

(b) PAYMENT. A Stock Appreciation Right shall entitle the holder thereof, upon exercise of the Stock Appreciation Right or any portion thereof, to receive payment of an amount computed pursuant to Section 9(d) of the Plan.

(c) EXERCISE. A Stock Appreciation Right shall be exercisable at such time or times and only to the extent determined by the Committee, and will not be transferable. A Stock Appreciation Right granted in connection with an Incentive Stock Option shall be exercisable only if the Fair Market Value of a share of Class B Common Stock or Common Stock, as applicable, on the date of exercise exceeds the purchase price specified in the related Incentive Stock Option. Unless otherwise approved by the Committee, no Grantee shall be permitted to exercise any Stock Appreciation Right during the period beginning two weeks prior to the end of each of the Company's fiscal quarters and ending on the second business day following the day on which the Company releases to the public a summary of its fiscal results for such period.

(d) AMOUNT PAYABLE. Upon the exercise of a Stock Appreciation Right, the Optionee shall be entitled to receive an amount determined by multiplying (i) the excess of the Fair Market Value of a share of Class B Common Stock or Common Stock, as applicable, on the date of exercise of such Stock Appreciation Right over the exercise or other base price of the Stock Appreciation Right or, if applicable, the Option Price of the related Option, by (ii) the number of shares of Class B Common Stock or Common Stock, as applicable, as to which such Stock Appreciation Right is being exercised.

(e) TREATMENT OF RELATED OPTIONS AND STOCK APPRECIATION RIGHTS UPON EXERCISE. Upon the exercise of a Stock Appreciation Right, the related Option, if any, shall be canceled to the extent of the number of shares of Class B Common Stock or Common Stock, as applicable, as to which the Stock Appreciation Right is exercised. Upon the exercise or surrender of an option granted in connection with a Stock Appreciation Right, the Stock Appreciation Right shall be canceled to the extent of the number of shares of Class B Common Stock or Common Stock, as applicable, as to which the Option is exercised or surrendered.

(f) METHOD OF EXERCISE. Stock Appreciation Rights shall be exercised by a Grantee only by a written notice delivered to the Company in accordance with procedures specified by the Company from time to time. Such notice shall state the number of shares of Class B Common Stock or Common Stock, as applicable, with respect to which the Stock Appreciation Right is being exercised. A Grantee may also be required to deliver to the Company the underlying Agreement evidencing the Stock Appreciation Right being exercised and any related Option Agreement so that a notation of such exercise may be made thereon, and such Agreements shall then be returned to the Grantee.

(g) FORM OF PAYMENT. Payment of the amount determined under Section 9(d) of the Plan may be made solely in whole shares of Class B Common Stock or Common Stock, as applicable, in a number based upon their Fair Market Value on the date of exercise of the Stock Appreciation Right or, alternatively, at the sole discretion of the Committee, solely in cash, or in a combination of cash and shares of Class B Common Stock or Common Stock, as applicable, as the Committee deems advisable. If the Committee decides to make full payment in shares of Class B Common Stock or Common Stock, as applicable, and the amount payable results in a fractional share, payment for the fractional share will be made in cash.

10. Limited Stock Appreciation Rights.

The Committee shall have authority to grant a Limited Right, either alone or in tandem with any Option. Each Limited Right granted pursuant to the Plan shall be evidenced by a written Agreement between the Company and the Grantee in such form as the Committee shall from time to time approve, which Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Agreement:

(a) TIME OF GRANT. A Limited Right may be granted at such time or times as may be determined by the Committee.

(b) EXERCISE. A Limited Right may be exercised only (i) during the ninety-day period following the occurrence of a Change in Control or (ii) immediately prior to the effective date of a Corporate Transaction. A Limited Right shall be exercisable at such time or times and only to the extent determined by the Committee, and will not be transferable except to the extent any related Option is transferable or as otherwise determined by the Committee. A Limited Right granted in connection with an Incentive Stock Option shall be exercisable only if the Fair Market Value of a share of Class B Common Stock or Common Stock, as applicable, on the date of exercise exceeds the purchase price specified in the related Incentive Stock Option.

(c) AMOUNT PAYABLE. Upon the exercise of a Limited Right, the Grantee thereof shall receive in cash whichever of the following amounts is applicable:

(i) in the case of the realization of Limited Rights by reason of an acquisition of common stock described in clause (i) of the definition of "Change in Control" (Section 2(c) above), an amount equal to the Acquisition Spread as defined in Section 10(d)(ii) below; or

(ii) in the case of the realization of Limited Rights by reason of stockholder approval of an agreement or plan described in clause (i) of the definition of "Corporate Transaction" (Section 2(j) above), an amount equal to the Merger Spread as defined in Section 10(d)(iv) below; or

(iii) in the case of the realization of Limited Rights by reason of the change in composition of the Board described in clause (ii) of the definition of "Change in Control" or stockholder approval of a plan or agreement described in clause (ii) of the definition of Corporate Transaction, an amount equal to the Spread as defined in Section 10(d)(v) below.

Notwithstanding the foregoing provisions of this Section 10(c) (or unless otherwise approved by the Committee), in the case of a Limited Right granted in respect of an Incentive Stock Option, the Grantee may not receive an amount in excess of the maximum amount that will enable such option to continue to qualify under the Code as an Incentive Stock Option.

(d) DETERMINATION OF AMOUNTS PAYABLE. The amounts to be paid to a Grantee pursuant to Section 10 (c) shall be determined as follows:

(i) The term "Acquisition Price per Share" as used herein shall mean, with respect to the exercise of any Limited Right by reason of an acquisition of common stock described in clause (i) of the definition of Change in Control, the greatest of (A) the highest price per share shown on the Statement on Schedule 13D or amendment thereto filed by the holder of 25% or more of the voting power of the Company that gives rise to the exercise of such Limited Right, (B) the highest price paid in any tender or exchange offer which is in effect at any time during the ninety-day period ending on the date of exercise of the Limited Right, or (C) the highest Fair Market Value per share of common stock during the ninety day period ending on the date the Limited Right is exercised.

(ii) The term "Acquisition Spread" as used herein shall mean an amount equal to the product computed by multiplying (A) the excess of (1) the Acquisition Price per Share over (2) the exercise or other base price of the Limited Right or, if applicable, the Option Price per share of common stock at which the related Option is exercisable, by (B) the number of shares of common stock with respect to which such Limited Right is being exercised.

(iii) The term "Merger Price per Share" as used herein shall mean, with respect to the exercise of any Limited Right by reason of stockholder approval of an agreement described in clause (i) of the definition of Corporate Transaction, the greatest of (A) the fixed or formula price for the acquisition of shares of common stock specified in such agreement, if such fixed or formula price is determinable on the date on which such Limited Right is exercised, (B) the highest price paid in any tender or exchange offer which is in effect at any time during the ninety-day period ending on the date of exercise of the Limited Right, (C) the highest Fair Market Value per share of common stock during the ninety-day period ending on the date on which such Limited Right is exercised.

(iv) The term "Merger Spread" as used herein shall mean an amount equal to the product. computed by multiplying (A) the excess of (1) the Merger Price per Share over (2) the exercise or other base price of the Limited Right or, if applicable, the Option Price per share of common stock at which the related Option is exercisable, by (B) the number of shares of common stock with respect to which such Limited Right is being exercised.

(v) The term "Spread" as used herein shall mean, with respect to the exercise of any Limited Right by reason of a change in the composition of the Board described in clause (ii) of the definition of Change in Control or stockholder approval of a plan or agreement described in clause (ii) of the definition of Corporate Transaction, an amount equal to the product computed by multiplying (i) the excess of (A) the greater of (1) the highest price paid in any tender or exchange offer which is in effect at any time during the ninety-day period ending on the date of exercise of the Limited Right or (2) the highest Fair Market Value per share of common stock during the ninety day period ending on the date the Limited Right is exercised over (B) the exercise or other base price of the Limited Right or, if applicable, the Option Price per share of common stock at which the related Option is exercisable, by (ii) the number of shares of common stock with respect to which the Limited Right is being exercised.

(e) TREATMENT OF RELATED OPTIONS AND LIMITED RIGHTS UPON EXERCISE. Upon the exercise of a Limited Right, the related Option, if any, shall cease to be exercisable to the extent of the shares of Class B Common Stock or Common Stock, as applicable, with respect to which such Limited Right is exercised but shall be considered to have been exercised to that extent for purposes of determining the number of shares of Class B Common Stock or Common Stock, as applicable, available for the grant of future awards pursuant to this Plan. Upon the exercise or termination of a related Option, if any, the Limited Right with respect to such related Option shall terminate to the extent of the shares of Class B Common Stock or Common Stock, as applicable, with respect to which the related Option was exercised or terminated.

(f) METHOD OF EXERCISE. To exercise a Limited Right, the Grantee shall (i) deliver written notice to the Company specifying the number of shares of Class B Common Stock or Common Stock, as applicable, with respect to which the Limited Right is being exercised, and (ii) if requested by the Committee, deliver to the Company the Agreement evidencing the Limited Rights being exercised and, if applicable, the Option Agreement evidencing the related Option; the Company shall endorse thereon a notation of such exercise and return such Agreements to the Grantee. The date of exercise of a Limited Right that is validly exercised shall be deemed to be the date on which there shall have been delivered the instruments referred to in the first sentence of this paragraph (f).

11. Restricted Stock.

The Committee may award shares of Restricted Stock to any eligible employee, director or consultant of the Company or of any Subsidiary. Each award of Restricted Stock under the Plan shall be evidenced by a written Agreement between the Company and the Grantee, in such form as the Committee shall from time to time approve, which Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Agreement:

(a) NUMBER OF SHARES. Each Agreement shall state the number of shares of Restricted Stock to be subject to an award.

(b) RESTRICTIONS. Shares of Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Committee shall determine from the date on which the award is granted (the "Restricted Period"). The Committee may also impose such additional or alternative restrictions and conditions on the shares as it deems appropriate including, but not limited to, the satisfaction of performance criteria. Such performance criteria may include sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee. The Company may, at its option, maintain issued shares in book entry form. Certificates, if any, for shares of stock issued pursuant to Restricted Stock awards shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such shares of stock in contravention of such restrictions shall be null and void and without effect. During the Restricted Period, any such certificates shall be held in escrow by an escrow agent appointed by the Committee. In determining the Restricted Period of an award, the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded shares on successive anniversaries of the date of such award.

(c) FORFEITURE. Subject to such exceptions as may be determined by the Committee, if the Grantee's Continuous Service with the Company or any Subsidiary shall terminate for any reason prior to the expiration of the Restricted Period of an award, any shares remaining subject to restrictions (after taking into account the provisions of Subsection (e) of this Section 11) shall thereupon be forfeited by the Grantee and transferred to, and retired by, the Company without cost to the Company or such Subsidiary, and such shares shall become available for subsequent grants of awards under the Plan, unless otherwise determined by the Committee.

(d) OWNERSHIP. During the Restricted Period, the Grantee shall possess all incidents of ownership of such shares, subject to Subsection (b) of this Section 11, including the right to receive dividends with respect to such shares and to vote such shares.

(e) ACCELERATED LAPSE OF RESTRICTIONS. Upon the occurrence of any of the events specified in Section 13 of the Plan (and subject to the conditions set forth therein), all restrictions then outstanding on any shares of Restricted Stock awarded under the Plan shall lapse as of the applicable date set forth in Section 13. The Committee shall have the authority (and the Agreement may so provide) to cancel all or any portion of any outstanding restrictions prior to the expiration of the Restricted Period with respect to any or all of the shares of Restricted Stock awarded on such terms and conditions as the Committee shall deem appropriate.

11A. Deferred Stock Units.

The Committee may award Deferred Stock Units to any outside director, eligible employee or consultant of the Company or of any Subsidiary. Each award of Deferred Stock Units under the Plan shall be evidenced by a written Agreement between the Company and the Grantee, in such form as the Committee shall from time to time approve, which Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Agreement:

(a) NUMBER OF SHARES. Each Agreement for Deferred Stock Units shall state the number of shares of Class B Common Stock or Common Stock, as applicable, to be subject to an award.

(b) RESTRICTIONS. Deferred Stock Units may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, until shares of Class B Common Stock or Common Stock, as applicable, are payable with respect to an award. The Committee may impose such vesting restrictions and conditions on the payment of shares as it deems appropriate including the satisfaction of performance criteria. Such performance criteria may include sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee.

(c) FORFEITURE. Subject to such exceptions as may be determined by the Committee, if the Grantee's Continuous Service with the Company or any Subsidiary shall terminate for any reason prior to the Grantee becoming fully vested in the award, then the Grantee's rights under any unvested Deferred Stock Units shall be forfeited without cost to the Company or such Subsidiary.

(d) OWNERSHIP. Until shares are delivered with respect to Deferred Stock Units, the Grantee shall not possess any incidents of ownership of such shares, including the right to receive dividends with respect to such shares and to vote such shares.

(e) ACCELERATED LAPSE OF RESTRICTIONS. Upon the occurrence of any of the events specified in Section 13 of the Plan (and subject to the conditions set forth therein), all restrictions then outstanding on any Deferred Stock Units awarded under the Plan shall lapse as of the applicable date set forth in Section 13. The Committee shall have the authority (and the Agreement may so provide) to cancel all or any portion of any outstanding restrictions prior to the expiration of any restricted period with respect to any or all of the shares of Deferred Stock Units awarded on such terms and conditions as the Committee shall deem appropriate.

12. Effect of Certain Changes.

(a) ADJUSTMENTS UPON CHANGES IN CAPITALIZATION. In the event of any extraordinary dividend, stock dividend, recapitalization, merger, consolidation, stock split, warrant or rights issuance, or combination or exchange of such shares, or other similar transactions, the Committee shall equitably adjust (i) the maximum number of Options or shares of Restricted Stock that may be awarded to a Grantee in any calendar year (as provided in Section 5 hereof), (ii) the number of shares of Class B Common Stock or Common Stock, as applicable, available for awards under the Plan, (iii) the number and/or kind of shares covered by outstanding awards and (iv) the price per share of Options or the applicable market value of Stock Appreciation Rights or Limited Rights, in each such case so as to reflect such event and preserve the value of such awards; provided, however, that any fractional shares resulting from such adjustment shall be eliminated.

(b) CHANGE IN CLASS B COMMON STOCK OR COMMON STOCK. In the event of a change in the Class B Common Stock or Common Stock as presently constituted that is limited to a change of all of its authorized shares of Class B Common Stock or Common Stock, as applicable, into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Class B Common Stock or Common Stock, as applicable, within the meaning of the Plan.

13. Corporate Transaction; Change in Control; Related Entity Disposition.

(a) CORPORATE TRANSACTION. In the event of a Corporate Transaction, each award which is at the time outstanding under the Plan shall automatically become fully vested and exercisable and, in the case of an award of Restricted Stock or an award of Deferred Stock Units, shall be released from any restrictions on transfer (except with regard to the Insider Trading Policy and such other agreements between the Grantee and the Company) and repurchase or forfeiture rights, immediately prior to the specified effective date of such Corporate Transaction. Effective upon the consummation of the Corporate Transaction, all outstanding awards of Options, Stock Appreciation Rights and Limited Rights under the Plan shall terminate, unless otherwise determined by the Committee. However, all such awards shall not terminate if the awards are, in connection with the Corporate Transaction, assumed by the successor corporation or Parent thereof.

(b) CHANGE IN CONTROL. In the event of a Change in Control (other than a Change in Control which is also a Corporate Transaction), each award which is at the time outstanding under the Plan automatically shall become fully vested and exercisable and, in the case of an award of Restricted Stock or an award of Deferred Stock Units, shall be released from any restrictions on transfer and repurchase or forfeiture rights, immediately prior to the specified effective date of such Change in Control.

(c) RELATED ENTITY DISPOSITION. The Continuous Service of each Grantee (who is primarily engaged in service to a Related Entity at the time it is involved in a Related Entity Disposition) shall terminate effective upon the consummation of such Related Entity Disposition, and each outstanding award of such Grantee under the Plan shall become fully vested and exercisable and, in the case of an award of Restricted Stock or an award of Deferred Stock Units, shall be released from any restrictions on transfer (except with regard to the Insider Trading Policy and such other agreements between the Grantee and the Company). Unless otherwise determined by the Committee, the Continuous Service of a Grantee shall not be deemed to terminate (and each outstanding award of such Grantee under the Plan shall not become fully vested and exercisable and, in the case of an award of Restricted Stock or an award of Deferred Stock Units, shall not be released from any restrictions on transfer) if (i) a Related Entity Disposition involves the spin-off of a Related Entity, for so long as such Grantee continues to remain in the service of such entity that constituted the Related Entity immediately prior to the consummation of such Related Entity Disposition ("SpinCo") in any capacity of officer, employee, director or consultant or (ii) an outstanding award is assumed by the surviving corporation (whether SpinCo or otherwise) or its parent entity in connection with a Related Entity Disposition.

(d) SUBSTITUTE AWARDS. The Committee may grant awards under the Plan in substitution of stock-based incentive awards held by employees, consultants or directors of another entity who become employees, consultants or directors of the Company or any Subsidiary by reason of a merger or consolidation of such entity with the Company or any Subsidiary, or the acquisition by the Company or a Subsidiary of property or equity of such entity, upon such terms and conditions as the Committee may determine, and such awards shall not count against the share limitation set forth in Section 5 of the Plan.

14. Non-Employee Director Restricted Stock.

The provisions of this Section 14 shall apply only to certain grants of Restricted Stock to Non-Employee Directors, as provided below. Except as set forth in this Section 14, the other provisions of the Plan shall apply to grants of Restricted Stock to Non-Employee Directors to the extent not inconsistent with this Section. For purposes of interpreting Section 6 of the Plan and this Section 14, a Non-Employee Director's service as a member of the Board or the board of directors of any Subsidiary shall be deemed to be employment with the Company.

(a) GENERAL. Non-Employee Directors shall receive Restricted Stock in accordance with this Section 14. Restricted Stock granted pursuant to this Section 14 shall be subject to the terms of such section and shall not be subject to discretionary acceleration of vesting by the Committee. Unless determined otherwise by the Committee, Non-Employee Directors shall not receive separate and additional grants hereunder for being a Non-Employee Director of (i) the Company and a Subsidiary or (ii) more than one Subsidiary.

(b) INITIAL GRANTS OF RESTRICTED STOCK. A Non-Employee Director who first becomes a Non-Employee Director shall receive a pro-rata amount (based on projected quarters of service to the following Non-Employee Director Grant Date) of a Non-Employee Director Annual Grant on his date of appointment as a Non-Employee Director. Also, a Non-Employee Director who first becomes a member of one or more committees of the Board shall receive a pro-rata amount (based on projected quarters of service to the following Non-Employee Director Grant Date) of a Non-Employee Director Annual Grant on his date of appointment to a committee (without duplication).

(c) ANNUAL GRANTS OF RESTRICTED STOCK. On each Non-Employee Director Grant Date, each Non-Employee Director shall receive a Non-Employee Director Annual Grant. Also on each

Non-Employee Director Grant Date, each Non-Employee Director who serves as a member of one or more committees of the Board as of such date shall receive an additional Non-Employee Director Annual Grant (without duplication).

(d) VESTING OF RESTRICTED STOCK. Restricted Stock granted under this Section 14 shall be fully vested on the date of grant.

15. Period During which Awards May Be Granted.

Awards may be granted pursuant to the Plan from time to time within a period of ten (10) years from September 21, 2005, the date the Board initially adopted the Plan. No awards shall be effective prior to the approval of the Plan by a majority of the Company's stockholders.

16. Transferability of Awards.

(a) Incentive Stock Options and Stock Appreciation Rights may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by the laws of descent and distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee or his or her guardian or legal representative.

(b) Nonqualified Stock Options shall be transferable in the manner and to the extent acceptable to the Committee, as evidenced by a writing signed by the Company and the Grantee. Nonqualified Stock Options (together with any Stock Appreciation Rights or Limited Rights related thereto) shall be transferable by a Grantee as a gift to the Grantee's "family members" (as defined in Form S-8) under such terms and conditions as may be established by the Committee; provided that the Grantee receives no consideration for the transfer. Notwithstanding the transfer by a Grantee of a Nonqualified Stock Option, the transferred Nonqualified Stock Option shall continue to be subject to the same terms and conditions as were applicable to the Nonqualified Stock Option immediately before the transfer (including, without limitation, the Insider Trading Policy) and the Grantee will continue to remain subject to the withholding tax requirements set forth in Section 17 hereof.

(c) The terms of any award granted under the Plan, including the transferability of any such award, shall be binding upon the executors, administrators, heirs and successors of the Grantee.

(d) Restricted Stock shall remain subject to the Insider Trading Policy after the expiration of the Restricted Period. Deferred Stock Units shall remain subject to the Insider Trading Policy after payment thereof.

17. Agreement by Grantee regarding Withholding Taxes.

If the Committee shall so require, as a condition of exercise of an Option, Stock Appreciation Right or Limited Right, the expiration of a Restricted Period or payment of a Deferred Stock Unit (each, a "Tax Event"), each Grantee shall agree that no later than the date of the Tax Event, the Grantee will pay to the Company or make arrangements satisfactory to the Committee regarding payment of any federal, state or local taxes of any kind required by law to be withheld upon the Tax Event. Unless determined otherwise by the Committee, a Grantee shall permit, to the extent permitted or required by law, the Company to withhold federal, state and local taxes of any kind required by law to be withheld upon the Tax Event from any payment of any kind due to the Grantee. Unless otherwise determined by the Committee, any such above-described withholding obligation may, in the discretion of the Company, be satisfied by the withholding by the Company or delivery to the Company of Class B Common Stock or Common Stock, as applicable.

18. Rights as a Stockholder.

Except as provided in Section 11(d) of the Plan, a Grantee or a transferee of an award shall have no rights as a stockholder with respect to any shares covered by the award until the date of the issuance of such shares to him or her. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date such shares are issued, except as provided in Section 12(a) of the Plan.

19. No Rights to Employment; Forfeiture of Gains.

Nothing in the Plan or in any award granted or Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue as a director of, in the employ of, or in a consultant relationship with, the Company or any Subsidiary or to be entitled to any remuneration or benefits not set forth in the Plan or such Agreement or to interfere with or limit in any way the right of the Company or any such Subsidiary to terminate such Grantee's employment or consulting relationship. Awards granted under the Plan shall not be affected by any change in duties or position of a Grantee as long as such Grantee continues to be employed by, or in a consultant relationship with, or a director of the Company or any Subsidiary. The Agreement for any award under the Plan may require the Grantee to pay to the Company any financial gain realized from the prior exercise, vesting or payment of the award in the event that the Grantee engages in conduct that violates any non-compete, non-solicitation or non-disclosure obligation of the Grantee under any agreement with the Company or any Subsidiary, including, without limitation, any such obligations provided in the Agreement.

20. Beneficiary.

A Grantee may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee's estate shall be deemed to be the Grantee's beneficiary.

21. Authorized Share Approval; Amendment and Termination of the Plan.

(a) AUTHORIZED SHARE APPROVAL. The Plan initially became effective when adopted by the Board on September 21, 2005 and shall terminate on the tenth anniversary of such date. The Plan was ratified by the Company's stockholders on December 15, 2005, with 2,500,000 shares of Class B Common Stock authorized for awards under the Plan. The Board amended the Plan on September 27, 2006 to, among other things, increase the amount of shares authorized for award under the Plan to 4,000,000 shares of Class B Common Stock. The Company's stockholders ratified such amendment to the Plan on December 14, 2006. The Board further amended the Plan on October 29, 2007 to increase the amount of shares authorized for award under the Plan to 5,500,000 shares of Class B Common Stock. The Company's stockholders ratified such amendment to the Plan on December 18, 2007.

(b) AMENDMENT AND TERMINATION OF THE PLAN. The Board, or the Committee if so delegated by the Board, at any time and from time to time may suspend, terminate, modify or amend the Plan; however, unless otherwise determined by the Board, or the Committee if applicable, an amendment that requires stockholder approval in order for the Plan to continue to comply with any law, regulation or stock exchange requirement shall not be effective unless approved by the requisite vote of stockholders. Except as provided in Section 13(a) of the Plan, no suspension, termination, modification or amendment of the Plan may adversely affect any award previously granted, unless the written consent of the Grantee is obtained.

22. Governing Law.

The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Delaware.

ANNUAL MEETING OF STOCKHOLDERS OF

IDT CORPORATION

December 18, 2007

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT**
(See instructions below)

NOMINEES:

☐ **Eric Cosentino**

☐ **James A. Courter**

☐ **Howard S. Jonas**

☐ **James R. Mellor**

☐ **Judah Schorr**

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and mark the box next to each nominee you wish to withhold, as shown here: ☒

		FOR	AGAINST	ABSTAIN
2.	Approval of an amendment to the IDT Corporation 2005 Stock Option and Incentive Plan that will increase the number of shares of the Company's Class B Common Stock available for the grant of awards thereunder by an additional 1,500,000 shares.	☐	☐	☐
3.	Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the FiscalYear ending July 31, 2008.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Stockholder ______________________ Date: ______, 2007 Signature of Stockholder ______________________ Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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Electronic Distribution

If you would like to receive future IDT CORPORATION proxy statements and annual reports electronically, please visit www.amstock.com. Click on Shareholder Account Access to enroll. Please enter your account number and tax identification number to log in, then select Receive Company Mailings via E-Mail and provide your e-mail address.

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF IDT CORPORATION
520 Broad Street, Newark, New Jersey 07102
(973) 438-1000
PROXY FOR ANNUAL MEETING OF STOCKHOLDERS
To Be Held December 18, 2007

The undersigned appoints Howard S. Jonas and James A. Courter, or either one of them, as the proxy of the undersigned with full power of substitution to attend and vote at the Annual Meeting of Stockholders (the "Annual Meeting") of IDT Corporation to be held at the offices of IDT Corporation at 520 Broad Street, Newark, New Jersey on December 18, 2007 at 10:30 a.m., and any adjournment or postponement of the Annual Meeting, according to the number of votes the undersigned would be entitled to cast if personally present, for or against any proposal, including the election of members of the Board of Directors, and any and all other business that may come before the Annual Meeting, except as otherwise indicated on the reverse side of this card.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED STOCKHOLDER. IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR THE BOARD OF DIRECTORS LISTED ON THE REVERSE SIDE AND FOR PROPOSAL 3.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

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ANNUAL MEETING OF STOCKHOLDERS OF

IDT CORPORATION

December 18, 2007

PROXY VOTING INSTRUCTIONS

MAIL - Date, sign and mail your proxy card in the envelope provided as soon as possible.

- OR -

TELEPHONE - Call toll-free **1-800-PROXIES** from any touch-tone telephone and follow the instructions. Have your control number and proxy card available when you call.

- OR -

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your control number available when you access the web page.

COMPANY NUMBER ____________________

ACCOUNT NUMBER ____________________

You may enter your voting instructions at 1-800-PROXIES or www.voteproxy.com until 11:59 PM Eastern Time the day before the cut-off or meeting date.

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT (See instructions below)**

NOMINEES:

☐ **Eric Cosentino**

☐ **James A. Courter**

☐ **Howard S. Jonas**

☐ **James R. Mellor**

☐ **Judah Schorr**

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and mark the box next to each nominee you wish to withhold, as shown here: ☒

		FOR	AGAINST	ABSTAIN
2.	Approval of an amendment to the IDT Corporation 2005 Stock Option and Incentive Plan that will increase the number of shares of the Company's Class B Common Stock available for the grant of awards thereunder by an additional 1,500,000 shares.	☐	☐	☐
3.	Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the Fiscal Year ending July 31, 2008.	☐	☐	☐

To change the address on your account, please check the box ☐

MARK "X" HERE IF YOU ☐

at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

PLAN TO ATTEND THE MEETING.

Signature of Stockholder ________________________ Date: ______, 2007 Signature of Stockholder__________________________ Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

IDT Corporation

Corporate Information

Executive Officers

Howard S. Jonas
Chairman of the Board

James A. Courter
Chief Executive Officer and Vice Chairman of the Board

Ira A. Greenstein
President

Stephen R. Brown
Chief Operating Officer

Marc J. Oppenheimer
Executive Vice President, Chief Financial Officer and Treasurer

Mitch Silberman
Chief Accounting Officer and Controller

Joyce J. Mason
Executive Vice President, General Counsel and Corporate Secretary

Douglas W. Mauro
Chief Tax Officer

Marc E. Knoller
Executive Vice President

Moshe Kaganoff
Executive Vice President of Strategic Planning

Morris Lichtenstein
Executive Vice President of Telecom

Ely D. Tendler
Executive Vice President of Telecom Legal

Mikhail Leibov
Executive Vice President of Telecom Business Development

Annual Meeting of Stockholders

Tuesday, December 18, 2007
10:30 am
520 Broad Street
Newark, New Jersey
973-438-1000

Availability of Form 10-K

IDT Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is contained in this Annual Report to Stockholders. Additional copies of our Annual Report on Form 10-K may be obtained by contacting our Director of Investor Relations, Michael Rapaport, by phone at (973) 438-1000, by mail addressed to Michael Rapaport, Director of Investor Relations, at 520 Broad Street, Newark, NJ 07102, or may be requested through the Investor Relations section of our website: www.idt.net/ir, under the Request Info tab.

Outside Counsel

McDermott Will & Emery LLP

Independent Auditors

Ernst & Young LLP

Transfer Agent

American Stock Transfer and Trust Company

Stock Exchange Listing

The Class B Common Stock of IDT Corporation is traded under the symbol "IDT" and the Common Stock is traded under the symbol "IDT.C" on the New York Stock Exchange.

Certifications

IDT has included as an exhibit to its Annual Report on Form 10-K for fiscal year 2007, which it filed with the Securities and Exchange Commission, certificates of IDT's Chief Executive Officer and Chief Financial Officer certifying the quality of the company's public disclosure. In addition, following IDT's 2006 Annual Meeting, IDT's Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violations by IDT of the NYSE's corporate governance listing standards and, as required by the rules of the NYSE, expects to provide a similar certification following the 2007 Annual Meeting.


IDT

IDT Corporation • 520 Broad Street • Newark, New Jersey 07102 • www.idt.net

END